   As filed with the Securities and Exchange Commission on September 23, 2002
                                                  Registration No. 333- ______

================================================================================

                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                      ------------------------------------

                                    FORM S-4
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933

                       FIRST NIAGARA FINANCIAL GROUP, INC.
                     NEW FIRST NIAGARA FINANCIAL GROUP, INC.
             (Exact name of registrant as specified in its charter)

                                                                   (16-1545669 and
            Delaware                          6712                being applied for)
(State or other jurisdiction of   (Primary Standard Industrial     (I.R.S. Employer
incorporation or organization)    Classification Code Number)   Identification Number)

                     6950 South Transit Road, P.O. Box 514
                            Lockport, New York 14095
                                 (716) 625-7500
   (Address, Including Zip Code, and Telephone Number, Including Area Code, of
                    Registrant's Principal Executive Offices)

                                 William E. Swan
                      6950 South Transit Road, P.O. Box 514
                            Lockport, New York 14095
                                 (716) 625-7500
   (Address, Including Zip Code, and Telephone Number, Including Area Code, of
                               Agent for Service)

                                   Copies to:

   John J. Gorman, Esq.                       Raymond J. Gustini Esq.
   Marc P. Levy, Esq.                         Nixon Peabody, LLP
   Luse Gorman Pomerenk & Schick, P.C.        401 9th Street, N.W., Suite 900
   5335 Wisconsin Avenue, N.W., Suite 400     Washington, D.C. 20004
   Washington, D.C. 20015                     Phone: (202) 585-8000
   Phone: (202) 274-2000

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: [X]

If the securities being registered on this Form are to be offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box: [_]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

                         CALCULATION OF REGISTRATION FEE

=========================================================================================================================

                                                             Proposed maximum    Proposed maximum         Amount of
         Title of each class of             Amount to be      offering price         aggregate         registration fee
      securities to be registered            registered          per share       offering price(1)
-------------------------------------------------------------------------------------------------------------------------
Common Stock, $0.01 par value per share   3,317,900 shares        $ 10.00           $66,358,000             $6,105
=========================================================================================================================

(1)  Estimated solely for the purpose of calculating the registration fee.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

                        [FINGER LAKES BANCORP, INC. LOGO]

To the Stockholders of Finger Lakes Bancorp, Inc:

                A Merger Proposal -- Your Vote Is Very Important

     On July 21, 2002 the board of directors of Finger Lakes Bancorp, Inc. unanimously approved a merger of Finger Lakes Bancorp and First Niagara Financial Group, Inc. As a result of the merger, First Niagara Financial Group would acquire Finger Lakes Bancorp. We are sending you this document to ask you to vote on the adoption of a merger agreement with First Niagara Financial Group.

     If stockholders approve the merger, shares of Finger Lakes Bancorp common stock will be exchanged for the merger consideration of $20.00 per share. You will be entitled to elect to receive the merger consideration in the form of First Niagara Financial Group common stock, cash, or a combination thereof. However, the aggregate merger consideration shall be 50% cash and 50% First Niagara Financial Group common stock. First Niagara Financial Group common stock and Finger Lakes Bancorp common stock trade on the Nasdaq National Market under the symbols "FNFG" and "FLBC."

     First Niagara Financial Group is concurrently offering shares of its common stock in connection with the mutual-to-stock conversion of First Niagara Financial Group, MHC. First Niagara Financial Group, MHC is a mutual holding company. Any shares of First Niagara Financial Group common stock to be issued in the merger will be issued in connection with or immediately following completion of the mutual to stock conversion and related stock offering of First Niagara Financial Group. However, the merger is not contingent upon the completion by First Niagara Financial Group of the mutual to stock conversion. If the First Niagara Financial Group conversion is not completed by March 31, 2003, the merger transaction can proceed and Finger Lakes Bancorp stockholders will receive the $20.00 per share merger consideration in cash.

     Your board of directors has determined that the merger and the merger agreement are fair and in the best interests of Finger Lakes Bancorp and its stockholders and unanimously recommends that you vote "FOR" adoption of the merger agreement. The merger cannot be completed unless a majority of the issued and outstanding shares of common stock of Finger Lakes Bancorp votes to adopt the merger agreement. Whether or not you plan to attend the special meeting, please take the time to vote by submitting a valid proxy, either by completing the enclosed proxy card and mailing it in the enclosed envelope or by following the instructions set forth on the proxy card to vote by touchtone telephone or through the internet. If you sign, date and mail your proxy card without indicating how you want to vote, your proxy will counted as a vote "FOR" adoption of the merger agreement.

     This proxy statement-prospectus gives you detailed information about the special meeting of stockholders to be held on December __, 2002, the merger and other related matters. You should read carefully this entire document, including all its appendices. Please see page __ for risk factors relating to the merger that you should consider.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued in connection with the merger or determined if this document is accurate or complete. Any representation to the contrary is a criminal offense.

     The securities to be issued in connection with the merger are not savings accounts, deposits or other obligations of any bank or savings association and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

     This document is dated November __, 2002, and is being first mailed to you on or about November __, 2002.

                       WHERE YOU CAN FIND MORE INFORMATION

     Both First Niagara Financial Group and Finger Lakes Bancorp file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission ("SEC"). You may obtain copies of these documents by mail from the public reference room of the SEC at Judiciary Plaza, Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. In addition, First Niagara Financial Group and Finger Lakes Bancorp file reports and other information with the SEC electronically, and the SEC maintains a web site located at http://www.sec.gov containing this information.

     This document incorporates important business and financial information about First Niagara Financial Group and Finger Lakes Bancorp from documents that are not included in or delivered with this one. These documents are available without charge to you upon written or oral request at the applicable company's address and telephone number listed below:

First Niagara Financial Group, Inc.             Finger Lakes Bancorp, Inc.
6950 South Transit Road                         470 Exchange Street
P.O. Box 514                                    Geneva, New York 14456
Lockport, New York 14095-0514                   Attention: Terry L. Hammond
Attention: Christopher J. Thome                 (315) 789-3838
(716) 625-7645

     To obtain timely delivery, you must request the information no later than December __, 2002.

     First Niagara Financial Group has filed a registration statement on Form S-4 to register with the SEC up to 3,317,900 shares of First Niagara Financial Group common stock. This document is a part of that registration statement. As permitted by SEC rules, this document does not contain all of the information included in the registration statement or in the exhibits or schedules to the registration statement. You may read and copy the registration statement, including any amendments, schedules and exhibits at the addresses set forth above. Statements contained in this document as to the contents of any contract or other document referred to in this document are not necessarily complete. In each case, you should refer to the copy of the applicable contract or other document filed as an exhibit to the registration statement. This document incorporates by reference documents that First Niagara Financial Group and Finger Lakes Bancorp have previously filed with the SEC. They contain important information about the companies and their financial condition. See "Incorporation of Certain Documents by Reference" on page __.

     First Niagara Financial Group common stock is traded on the Nasdaq National Market under the symbol "FNFG," and Finger Lakes Bancorp common stock is traded on the Nasdaq National Market under the symbol "FLBC." Documents filed by First Niagara Financial Group and Finger Lakes Bancorp also can be inspected at the offices of the Nasdaq at ________________________________.

     First Niagara Financial Group, MHC and First Niagara Financial Group have filed an application for conversion with the OTS. Pursuant to the rules and regulations of the OTS, this prospectus omits certain information contained in that application. The application may be examined at the principal office of the OTS, 1700 G Street, N.W., Washington, D.C. 20552 and at the Office of the Regional Director of the OTS located at 10 Exchange Place, 18th Floor, Jersey City, New Jersey 07302.

                            FINGER LAKES BANCORP INC.
                               470 EXCHANGE STREET
                             GENEVA, NEW YORK 14456

                    NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
                         TO BE HELD ON DECEMBER __, 2002

     NOTICE IS HEREBY GIVEN that a special meeting of the stockholders of Finger Lakes Bancorp, Inc. will be held at the our main office, 470 Exchange Street, Geneva, New York, at ____, local time, on December __, 2002, to vote on:

     (1) the Agreement and Plan of Reorganization by and between First Niagara Financial Group, MHC, First Niagara Financial Group, Inc., New First Niagara Financial Group, Inc., First Niagara Bank and Finger Lakes Bancorp, Inc. and Savings Bank of the Finger Lakes, FSB, dated as of July 21, 2002, pursuant to which Finger Lakes Bancorp, Inc. will be merged into First Niagara Financial Group, Inc. (or a subsidiary thereof) and each share of Finger Lakes Bancorp common stock will be converted into the right to receive the merger consideration of $20.00 per share, in the form of either cash or First Niagara Financial Group, Inc. common stock, or a combination thereof.

     Any shares of First Niagara Financial Group common stock to be issued in the merger will be issued in connection with or immediately following completion of the mutual to stock conversion and related stock offering of First Niagara Financial Group. However, the merger is not contingent upon the completion by First Niagara Financial Group of the mutual to stock conversion. If the First Niagara Financial Group conversion is not completed by March 31, 2003, Finger Lakes Bancorp stockholders will receive the $20.00 per share merger consideration in cash.

     The proposed merger is described in more detail in the accompanying document, which you should read carefully in its entirety before voting. A copy of the merger agreement is attached as Appendix A to that document. Only Finger Lakes Bancorp stockholders of record as of the close of business on October __, 2002, are entitled to notice of and to vote at the Special Meeting or any adjournments of the Special Meeting.

     Your vote is very important. To ensure your representation at the Special Meeting, please complete, execute and promptly mail your proxy card in the return envelope enclosed. This will not prevent you from voting in person, but it will help to secure a quorum and avoid added solicitation costs. Your proxy may be revoked at any time before it is voted.

                                        BY ORDER OF THE BOARD OF DIRECTORS

                                        ----------------------------------
                                        Terry L. Hammond, Secretary

November __, 2002

     FINGER LAKES BANCORP'S BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE "FOR" APPROVAL OF THE MERGER AGREEMENT.

     PLEASE MARK, SIGN, DATE AND RETURN YOUR PROXY CARD PROMPTLY, WHETHER OR NOT YOU PLAN TO ATTEND THE SPECIAL MEETING

     DO NOT SEND STOCK CERTIFICATES WITH THE PROXY CARD. YOU WILL SOON RECEIVE AN ELECTION FORM WITH INSTRUCTIONS FOR DELIVERING YOUR STOCK CERTIFICATES.

                                TABLE OF CONTENTS

                                                                              Page
                                                                              ----
WHERE YOU CAN FIND MORE INFORMATION ........................................    ii

QUESTIONS AND ANSWERS ABOUT VOTING AT THE SPECIAL MEETING ..................     1

SUMMARY ....................................................................     3

SELECTED HISTORICAL FINANCIAL DATA FOR FIRST NIAGARA
   FINANCIAL GROUP AND FINGER LAKES BANCORP ................................    13

PRO FORMA MERGER DATA ......................................................    17

RISK FACTORS ...............................................................    23

FINGER LAKES BANCORP SPECIAL MEETING .......................................    29

FINGER LAKES BANCORP, INC. .................................................    31

THE MERGER AND THE MERGER AGREEMENT ........................................    33

FIRST NIAGARA FINANCIAL GROUP, INC. MANAGEMENT'S DISCUSSION
   AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS ...........    61

BUSINESS OF FIRST NIAGARA FINANCIAL GROUP AND FIRST NIAGARA BANK ...........    90

THE CONVERSION AND RELATED STOCK OFFERING
   BY FIRST NIAGARA FINANCIAL GROUP, INC. ..................................   111

RESTRICTIONS ON ACQUISITION OF FIRST NIAGARA FINANCIAL GROUP ...............   133

DESCRIPTION OF CAPITAL STOCK OF FIRST NIAGARA FINANCIAL GROUP
   FOLLOWING THE CONVERSION ................................................   136

EXPERTS ....................................................................   137

LEGAL OPINIONS .............................................................   138

OTHER MATTERS ..............................................................   138

FINGER LAKES BANCORP 2003 ANNUAL MEETING ...................................   138

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE ............................   139

FORWARD-LOOKING STATEMENTS .................................................   140

APPENDICES

   A. Agreement And Plan Of Reorganization By and between First Niagara Financial Group, MHC, First Niagara Financial Group, Inc., New First Niagara Financial Group, Inc., First Niagara Bank and Finger Lakes Bancorp, Inc. and Savings Bank Of The Finger Lakes, FSB, dated July 21, 2002

   B.    Opinion of Endicott Financial Advisors, LLC

   C.    Delaware Statute Regarding Dissenters' Rights of Appraisal

            QUESTIONS AND ANSWERS ABOUT VOTING AT THE SPECIAL MEETING

Q:   WHAT DO I NEED TO DO NOW?

A:   After you have carefully read this document, indicate on your proxy card how you want your shares to be voted. Then sign and mail your proxy card in the enclosed prepaid return envelope as soon as possible. This will enable your shares to be represented and voted at the Special Meeting.

Q:   WHY IS MY VOTE IMPORTANT?

A: A majority of the outstanding shares of common stock must be represented in person or by proxy at the Special Meeting in order to establish a quorum. If you do not vote in person or by proxy, it will be more difficult for Finger Lakes Bancorp to obtain the necessary quorum to hold the Special Meeting. In addition, a failure to vote will have the same effect as a vote against the merger agreement. The merger agreement must be adopted by a majority of the issued and outstanding shares of Finger Lakes Bancorp common stock.

Q:   IF MY BROKER HOLDS MY SHARES IN "STREET NAME", WILL MY BROKER AUTOMATICALLY
VOTE MY SHARES FOR ME?

A:   No. Your broker will not be able to vote your shares without instructions from you. You should instruct your broker to vote your shares, following the directions your broker provides.

Q:   WHAT IF I FAIL TO INSTRUCT MY BROKER?

A:   If you fail to instruct your broker, the broker will submit an unvoted proxy (a broker non-vote) as to your shares. Broker non-votes will count toward a quorum at the Special Meeting. However, broker non-votes will not count as a vote with respect to the merger, and therefore will have the same effect as a vote against the merger.

Q:   CAN I ATTEND THE MEETING AND VOTE MY SHARES IN PERSON?

A:   Yes. All stockholders are invited to attend their Special Meeting.
Stockholders of record can vote in person at the Special Meeting. If a broker holds your shares in street name, then you are not the stockholder of record and you must ask your broker how you can vote at the Special Meeting.

Q:   CAN I CHANGE MY VOTE?

A:   Yes. If you have not voted through your broker, there are three ways you can change your vote after you have sent in your proxy card:

     . First, you may send a written notice of revocation to the secretary of Finger Lakes Bancorp.

     . Second, you may complete and submit a new proxy card. Any earlier proxies will be revoked automatically.

     . Third, you may attend the Special Meeting and vote in person. Any earlier proxy will be revoked. However, simply attending the meeting without voting will not revoke your proxy.

     If you have instructed a broker to vote your shares, you must follow directions you receive from your broker to change your vote.

Q:   SHOULD I SEND IN MY STOCK CERTIFICATES NOW?

A:   No. You should not send in your stock certificates until you receive instructions in the transmittal letter and election form described below.

Q:   HOW DO I REGISTER MY ELECTION TO RECEIVE CASH, FIRST NIAGARA FINANCIAL
GROUP COMMON STOCK OR A COMBINATION THEREOF?

A:   Soon you will receive a letter of transmittal and an election form containing instructions for electing cash or stock or combination thereof in exchange for your Finger Lakes Bancorp stock certificates. You will also be instructed regarding submitting your stock certificates to our exchange agent.

Q:   WHEN DO YOU EXPECT THE MERGER TO BE COMPLETED?

A:   We currently expect to complete the merger in January 2003, assuming all of the conditions to completion of the merger have been satisfied, and the conversion and related stock offering of First Niagara Financial Group is consummated.

Q:   WHAT HAPPENS IF FIRST NIAGARA FINANCIAL GROUP DOES NOT COMPLETE ITS
     CONVERSION?

A:   The merger and your receipt of merger consideration of $20.00 per share is not contingent upon the completion of First Niagara Financial Group's conversion. While successful completion of the First Niagara Financial Group conversion from mutual to stock form is expected, if it should not occur prior to March 31, 2003, the Merger Agreement provides that Finger Lakes Bancorp will be merged with First Niagara Financial Group for the merger consideration of $20.00 per share, payable in all cash instead of a combination of cash and stock payable if the conversion is completed prior to March 31, 2003.

Q:   HOW DO I ELECT THE AMOUNT OF CASH AND STOCK I WANT TO RECEIVE?

A:   Your election as to the form of merger consideration will be made through an election form. That form is not included with these materials. However, very shortly after you receive this proxy statement/prospectus, you will receive an election form which will include a letter from G. Thomas Bowers, Chairman, President and Chief Executive of Finger Lakes Bancorp. The letter will describe your election options with respect to the merger consideration and the election form will allow you to provide instructions on your election choices. That form is required to be returned no later than December ________, 2002, in order to have your election requests considered.

Q:   WHAT WILL SHAREHOLDERS OF FINGER LAKES BANCORP RECEIVE IN THE MERGER?

A:   Shareholders of Finger Lakes Bancorp will receive merger consideration of $20.00 for each Finger Lakes Bancorp share. This amount is fixed under the terms of the Merger Agreement. On an aggregate basis, this will be comprised of 50% First Niagara Financial Group, Inc. stock offered at $10.00 per share and 50% in cash or $10.00. Shareholders will be permitted to elect to receive all cash or all stock or any other combination of cash and stock by completing an election preference form which will be mailed to shareholders very shortly after receiving these materials. There can be no assurance, however, that every request of Finger Lakes Bancorp shareholders can be met since this is dependent upon the overall requests for cash or stock and the need to maintain equal ratios of 50% stock and 50% cash for the merger consideration paid to Finger Lakes Bancorp shareholders by First Niagara Financial Group.

Q: WHY WILL I RECEIVE FIRST NIAGARA FINANCIAL GROUP STOCK VALUED AT $10.00 PER SHARE INSTEAD OF FIRST NIAGARA STOCK AT ITS CURRENT TRADING PRICE?

A:   Management of First Niagara Financial Group is issuing significantly more common stock in its mutual to stock conversion than is currently outstanding and those securities are expected to be offered at $10.00 per share. It is this stock issued as part of the conversion or immediately after the mutual to stock conversion that will be provided to shareholders of Finger Lakes Bancorp. This stock will comprise in the aggregate 50% of the overall $20.00 per share merger consideration in the merger between Finger Lakes Bancorp and First Niagara Financial Group.

Q:   WHOM SHOULD I CALL WITH QUESTIONS?

A:   You should direct any questions regarding the special meeting of stockholders or the merger to Terry L. Hammond, Secretary of Finger Lakes Bancorp, at 315-789-3838. The final allocation of cash and shares of First Niagara Financial Group common stock will not be known until immediately prior to the conclusion of the merger, which is expected to be in January 2003.

                                     SUMMARY

     This summary highlights selected information included in this document and does not contain all of the information that may be important to you. You should read this entire document and its appendices and the other documents to which we refer you before you decide how to vote with respect to the merger agreement. In addition, we incorporate by reference important business and financial information about Finger Lakes Bancorp and First Niagara Financial Group into this document. For a description of this information, see "Incorporation of Certain Documents by Reference" on page __. You may obtain the information incorporated by reference into this document without charge by following the instructions in the section entitled "Where You Can Find More Information" on the inside front cover of this document. Each item in this summary includes a page reference directing you to a more complete description of that item.

     This document, including information included or incorporated by reference in this document, contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to: (i) statements of goals, intentions and expectations; (ii) statements regarding business plans, prospects, growth and operating strategies; (iii) statements regarding the asset quality of loan and investment portfolios; (iv) statements regarding estimates of risks and future costs and benefits; and (iv) other statements identified by words such as "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates," or words of similar meaning. These forward-looking statements are based on current beliefs and expectations of the management of First Niagara Financial Group and Finger Lakes Bancorp and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond our control. In addition, these forward-looking statements are subject to assumptions with respect to future business strategies and decisions that are subject to change. Actual results may differ materially from the anticipated results discussed in these forward-looking statements. See "Forward Looking Statements" on page __.

THE MERGER

     The merger agreement is attached to this document as Appendix A. We encourage you to read this agreement carefully, as it is the legal document that governs the merger of Finger Lakes Bancorp with and into First Niagara Financial Group.

The Parties to the Merger

First Niagara Financial Group, Inc. (see pages __ and __)
First Niagara Financial Group, MHC
First Niagara Bank

     First Niagara Financial Group, Inc., headquartered in Lockport, New York, is the holding company for First Niagara Bank and operates 39 branches, 75 ATMs, a telephone service center and two loan production offices in the western and central portions of New York State. As of June 30, 2002, First Niagara Financial Group, Inc. had assets of $2.9 billion, deposits of $2.1 billion and stockholders' equity of $272.3 million. First Niagara Financial Group was organized in 1998 in connection with reorganization of First Niagara Bank into the mutual holding company structure. As part of the reorganization, First Niagara Financial Group sold shares of its common stock to eligible depositors of First Niagara Bank and issued approximately 53.3% of its shares of common stock to First Niagara Financial Group, MHC, a mutual holding company. First Niagara Financial Group, MHC owns 61.01% of the issued and outstanding shares of common stock of First Niagara Financial Group.

     On July 21, 2002, the Boards of Directors of First Niagara Financial Group, MHC and First Niagara Financial Group adopted a plan of conversion and reorganization to convert First Niagara Financial Group, MHC from mutual to stock form. In connection with this mutual to stock conversion, the shares of common stock representing the ownership interest of First Niagara Financial Group, MHC in First Niagara Financial Group, Inc. are being sold to depositors of First Niagara Bank and the public.

     First Niagara Financial Group will issue shares in the merger in connection with or immediately upon completion of the stock offering it is undertaking in connection with the mutual to stock conversion of First Niagara Financial Group, MHC. Finger Lakes Bancorp shareholders who receive common stock will receive common stock in the fully converted First Niagara Financial Group.

     The principal executive office of First Niagara Financial Group is located at 6950 South Transit Road, P.O. Box 514, Lockport, New York 14095-0514. Its telephone number at this address is (716) 625-7500.

Finger Lakes Bancorp (see page __)

     Finger Lakes Bancorp, Inc. is the stock holding company of the Savings Bank of the Finger Lakes, a federal savings bank headquartered in Geneva, New York. The Savings Bank of the Finger Lakes operates seven branch offices and nine ATMs in Geneva, Seneca Falls, Ithaca, Canandaigua and Auburn, New York. As of June 30, 2002, Finger Lakes Bancorp, Inc. had assets of $387.8 million, deposits of $265.1 million and stockholders' equity of $37.1 million. Our principal executive office is located at 470 Exchange Street, Geneva, New York 14456, and our telephone number is (315) 789-3838.

What Finger Lakes Bancorp Stockholders Will Receive In the Merger (see page __)

     You will be offered the opportunity to elect to receive the $20.00 per share merger consideration in the form of shares of First Niagara Financial Group common stock, at the $10.00 per share price at which shares are being sold in the First Niagara Financial Group, MHC conversion stock offering, cash or a combination thereof. For example, if a stockholder elects to receive the $20.00 merger consideration entirely in the form of First Niagara Financial Group common stock, which election is fulfilled, each share of Finger Lakes Bancorp common stock will be converted into the right to receive two (2) shares of First Niagara Financial Group common stock.

     However, because the merger agreement provides that 50% of the aggregate consideration shall be in cash and 50% in stock, regardless of your choice, you may actually receive a combination of cash and shares of First Niagara Financial Group common stock for your Finger Lakes Bancorp shares depending on the elections made by other Finger Lakes Bancorp stockholders.

     Any shares of First Niagara Financial Group common stock to be issued in the merger will be issued immediately following completion of the mutual to stock conversion and related stock offering of First Niagara Financial Group. However, the merger is not contingent upon the completion by First Niagara Financial Group of the mutual to stock conversion. Accordingly, if the First Niagara Financial Group conversion is not completed by March 31, 2003, Finger Lakes Bancorp stockholders will receive the $20.00 per share merger consideration in cash.

Election of Cash or Stock Consideration (see page __)

     So that you can make an election, we will shortly send a form to you that you may use to indicate whether your preference is to receive cash, First Niagara Financial Group common stock or a combination of cash and First Niagara Financial Group common stock. You will need to return the election form to the exchange agent by December __, 2002. During the time between when the election is made and the merger is completed, Finger Lakes Bancorp shareholders will be unable to sell their Finger Lakes Bancorp stock.

     If the number of Finger Lakes Bancorp stockholders who elect to receive cash would require that an amount greater than $33,179,000 be payable as cash consideration, the amount of cash consideration that each stockholder electing to receive cash will receive will be reduced on a pro rata basis. These stockholders will receive stock consideration for any shares for which they do not receive cash.

     If the number of Finger Lakes Bancorp stockholders who elect to receive First Niagara Financial Group common stock would require that an amount less than $33,179,000 would be payable as cash consideration, the amount of First Niagara Financial Group common stock that each stockholder electing to receive First Niagara Financial Group common stock will receive will be reduced on a pro rata basis. These stockholders will receive cash consideration for any Finger Lakes Bancorp shares for which they do not receive First Niagara Financial Group common stock.

     If you do not make an election, you will be deemed to have made an election to receive merger consideration in the form of cash and/or common stock, as First Niagara Financial Group shall determine in its sole discretion.

No Fractional Shares (see page __)

     No fractional shares of First Niagara Financial Group stock will be issued in the merger. Instead of fractional shares, Finger Lakes Bancorp stockholders will receive an amount of cash based on the $10.00 per share price at which shares of First Niagara Financial Group common stock are sold in the conversion and related stock offering.

Material Federal Income Tax Consequences of the Merger (see page __)

     First Niagara Financial Group and Finger Lakes Bancorp will not be required to complete the merger unless they receive legal opinions to the effect that the merger will qualify as a reorganization for United States federal income tax purposes.

     We expect that, for United States federal income tax purposes, you generally will not recognize any gain or loss with respect to your shares of Finger Lakes Bancorp common stock if you receive only shares of First Niagara Financial Group common stock in the merger, except with respect to any cash received in lieu of a fractional share interest in First Niagara Financial Group common stock.

     If you receive cash in exchange for any of your shares of Finger Lakes Bancorp common stock, you will generally recognize gain, but not loss, with respect to the excess of the cash and value of First Niagara Financial Group common stock you receive over your basis in the Finger Lakes Bancorp common stock exchanged therefor, but in any case not in excess of the amount of cash received by you in the merger.

     You should read "Material United States Federal Income Tax Consequences of the Merger" starting on page __ for a more complete discussion of the federal income tax consequences of the merger. Tax matters can be complicated and the tax consequences of the merger to you will depend on your particular tax situation. You should consult your tax advisor to fully understand the tax consequences of the merger to you.

The Board of Directors Recommends Stockholder Approval (see page __)

     The board of directors of Finger Lakes Bancorp believes that the merger presents a unique opportunity to merge with a leading community financial institution in western and central New York that will have significantly greater financial strength and earnings power than Finger Lakes Bancorp would have on its own, as well as the added scale necessary to assume and solidify leadership positions in key business lines.

     As a result, Finger Lakes Bancorp's board of directors approved the merger agreement. Finger Lakes Bancorp's board of directors believes that the merger and the merger agreement are fair to Finger Lakes Bancorp stockholders and in the best interests of Finger Lakes Bancorp and its stockholders and unanimously recommends that you vote "FOR" adoption of the merger agreement.

Opinion of Our Financial Advisor (see page __)

     In connection with the merger, the board of directors of Finger Lakes Bancorp received the written opinion from Finger Lakes Bancorp's financial advisors, Endicott Financial Advisors, LLC, as to the fairness, from a financial point of view, of the consideration to be received in the merger by holders of Finger Lakes Bancorp common stock. The full text of the opinion of Endicott Financial Advisors, LLC, dated the date of this document, is included in this document as Appendix B. We encourage you to read this opinion carefully in its entirety for a description of the procedures followed, assumptions made, matters considered and limitations of the review undertaken by Endicott Financial Advisors, LLC. The opinion of Endicott Financial Advisors, LLC is directed to Finger Lakes Bancorp's Board of Directors and does not constitute recommendations to you or any other stockholder as to how to vote with respect to the merger, the form of consideration to be elected in the merger, or any other matter relating to the proposed transaction. Endicott will receive a fee for its services, including rendering the fairness opinion, in connection with the merger, a significant portion of which is contingent upon consummation of the merger. In addition, certain affiliates of Endicott Financial Advisors beneficially own, in the aggregate, ____________ shares of Finger Lakes Bancorp common stock, representing _______% of shares of Finger Lakes Bancorp common stock outstanding.

Special Meeting of Stockholders of Finger Lakes Bancorp (see page __)

     Finger Lakes Bancorp will hold a Special Meeting of its stockholders on ________, December __, 2002, at _:00 p.m., New York time, at its main office, 470 Exchange Street, Geneva, New York. At the Special Meeting, you will be asked to vote to adopt the merger agreement.

     You may vote at the Special Meeting if you owned shares of Finger Lakes Bancorp common stock at the close of business on the record date, October __, 2002. On that date, there were ______________ shares of Finger Lakes Bancorp common stock outstanding and entitled to vote at the Special Meeting. You may cast one vote for each share of Finger Lakes Bancorp common stock you owned on the record date.

     Even if you expect to attend the Special Meeting, we recommend that you promptly complete and return your proxy card in the enclosed return envelope or follow the instructions on the card regarding telephone or internet voting.

Stockholder Vote Required (see page __)

     Adoption of the merger agreement requires the affirmative vote of the holders of a majority of the shares of Finger Lakes Bancorp common stock issued and outstanding on the record date. Accordingly, a failure to vote or an abstention will have the same effect as a vote against the merger. As of the record date, directors and executive officers of Finger Lakes Bancorp beneficially owned _________ shares of Finger Lakes Bancorp entitled to vote at the Special Meeting. This represents approximately ____% of the total votes entitled to be cast at the special meeting. Finger Lakes Bancorp expects that these individuals will vote FOR adoption of the merger agreement. Endicott Financial Advisors, LLC owns ________ shares of Finger Lakes Bancorp common stock (____% of the total shares entitled to vote at the Special Meeting) and is expected to vote FOR adoption of the merger agreement.

Dissenters' Rights of Appraisal (see page __)

     Under Delaware law, holders of Finger Lakes Bancorp common stock may have the right to obtain an appraisal of the value of their shares of Finger Lakes Bancorp common stock in connection with the merger. To perfect appraisal rights, a Finger Lakes Bancorp stockholder must not vote for the adoption of the merger agreement and must strictly comply with all of the procedures required by Delaware law. These procedures are described more fully beginning on page __.

     We have included a copy of Delaware General Corporation Law - Section 262 -- Appraisal Rights as Appendix C to this document.

Interests of Finger Lakes Bancorp's Executive Officers and Directors in the Merger (see page __)

     In considering the recommendation of the board of director of Finger Lakes Bancorp to approve the merger you should be aware that executive officers and directors of Finger Lakes Bancorp have employment and other compensation agreements or plans that give them interests in the merger that are somewhat different from, or in addition to, their interests as stockholders.

Regulatory Approvals Required For the Merger (see page __)

     We cannot complete the merger without the prior approval of the Office of Thrift Supervision, or OTS. First Niagara Financial Group is in the process of seeking this approval. While we do not know of any reason why First Niagara Financial Group would not be able to obtain the necessary OTS approval in a timely manner, we cannot assure you that the OTS will grant its approval of the merger or what the timing may be.

Conditions to the Merger (see page __)

     Completion of the merger depends on a number of conditions being satisfied or waived, including the following:

     - Finger Lakes Bancorp stockholders must have adopted the merger agreement;

     - with respect to each of us, the representations and warranties of the other party to the merger agreement must be true and correct in all material respects, unless the representation or warranty was qualified as to materiality, in which case it has to be true or correct;

     - we must have received OTS approval and all statutory waiting periods must have expired;

     - there must be no statute, rule, regulation, order, injunction or decree in existence which prohibits or makes completion of the merger illegal;

     - no stop order suspending the effectiveness of the registration statement of which this document is a part shall have been issued and no proceedings for that purpose shall have been initiated or threatened by the SEC;

     - the shares of First Niagara Financial Group common stock to be issued to Finger Lakes Bancorp stockholders in the merger must be approved for listing on the Nasdaq National Market;

     - since December 31, 2001, neither First Niagara Financial Group nor Finger Lakes Bancorp has suffered a material adverse effect; and

     - both First Niagara Financial Group and Finger Lakes Bancorp must have received a legal opinion that the merger will qualify as a reorganization under United States federal income tax laws.

     We cannot be certain when, or if, the conditions to the merger will be satisfied or waived or whether or not the merger will be completed.

Termination of the Merger Agreement (see page __)

     First Niagara Financial Group and Finger Lakes Bancorp may terminate the merger agreement by mutual consent. Either First Niagara Financial Group or Finger Lakes Bancorp may also terminate the merger agreement unilaterally if any of several conditions occur.

Termination Fee (see page __)

     The merger agreement requires Finger Lakes Bancorp to pay a termination fee of $3,350,000 to First Niagara Financial Group if the merger agreement is terminated under a number of specified circumstances. There is not a comparable provision for the payment of a termination fee by First Niagara Financial Group.

THE CONVERSION AND RELATED STOCK OFFERING BY FIRST NIAGARA FINANCIAL GROUP, INC. (see page __)

     First Niagara Financial Group, Inc. will issue shares in the merger in connection with or immediately upon completion of the stock offering it is undertaking in connection with the mutual to stock conversion of First Niagara Financial Group, MHC. Finger Lakes Bancorp shareholders who receive common stock will receive common stock in the fully converted First Niagara Financial Group. The following is a summary of the conversion and related stock offering involving First Niagara Financial Group.

Terms of the Conversion and Offering (see page __)

     In connection with the conversion, First Niagara Financial Group is selling between 32,725,000 and 44,275,000 shares of common stock to qualifying depositors of First Niagara Bank and to the public, to the extent shares remain available. The number of shares to be sold may be increased up to 50,916,250 as a result of regulatory considerations, demand for the shares in the offering or changes in the market for financial institution stocks. The offering price is $10.00 per share. First Niagara Financial Group has engaged Ryan Beck & Co. to provide assistance, on a best efforts basis, in selling the common stock. Ryan Beck is not obligated to purchase any shares of common stock in the offering.

How the Offering Range and the $10.00 Per Share Stock Price Was Determined (see page __)

         The amount of common stock offered for sale by First Niagara Financial Group is based on an independent appraisal of its estimated market value, assuming the conversion and offering are completed. RP Financial, LLC, the independent appraiser, has estimated that, as of August 30, 2002, this market value ranged from $536,382,910 to $725,694,530, with a midpoint of $631,038,720.
Based on this valuation, the ownership interest of First Niagara Financial Group, MHC being sold in the offering and the $10.00 per share price, the number of shares of common stock being offered for sale by First Niagara Financial Group will range from 32,725,000 shares to 44,275,000 shares. The $10.00 per share price was selected primarily because it is the price most commonly used in mutual-to-stock conversions of financial institutions. The appraisal was based in part on First Niagara Financial Group's financial condition and results of operations, the effect of the additional capital raised by the sale of shares of common stock in the offering, and an analysis of a peer group of publicly-traded savings bank and thrift holding companies that RP Financial considered comparable to First Niagara Financial Group. The number of shares sold may be increased to up to 50,916,250 shares, due to demand for the shares, changes in economic conditions or regulatory considerations.

         The independent appraisal does not indicate market value. Do not assume or expect that the valuation of First Niagara Financial Group as indicated above means that the common stock will trade at or above the $10.00 purchase price after the conversion.

The Exchange of Existing Shares of First Niagara Financial Group Common Stock (see page __)

         Shares held by current stockholders of First Niagara Financial Group will be cancelled and exchanged for new shares of common stock of First Niagara Financial Group (the newly-formed Delaware corporation). The number of shares of common stock received in the exchange will be based on an exchange ratio determined as of the closing of the conversion, which will depend upon the final appraised value of First Niagara Financial Group. The following table shows how the exchange ratio will adjust, based on the number of shares of common stock sold in the offering. The table also shows how many shares a hypothetical owner of First Niagara Financial Group common stock would receive in the exchange, based on the number of shares of common stock sold in the offering.

                                              New Shares to be Exchanged
                   New Shares to be Issued   for Existing Shares of First   Total Shares of
                      in This Offering         Niagara Financial Group      Common Stock to                New Shares to
                 --------------------------  ----------------------------    be Issued in                 be Received for
                                                                            Conversion and    Exchange     100 Existing
                     Amount        Percent      Amount         Percent        Offering(1)      Ratio          Shares
                 --------------  ----------  ------------    ------------   ---------------  ---------    ---------------
Minimum .......    32,725,000      61.01      20,913,291        38.99          53,638,291      2.06471          206
Midpoint ......    38,500,000      61.01      24,603,872        38.99          63,103,872      2.42908          243
Maximum .......    44,275,000      61.01      28,294,453        38.99          72,569,453      2.79344          279
15% above
  Maximum .....    50,916,250      61.01      32,538,621        38.99          83,454,871      3.21245          321

--------------------
(1) If we do not receive orders for at least 32,725,000 shares of common stock, then we may issue up to 3,317,900 shares to Finger Lakes Bancorp stockholders, as merger consideration. If 3,317,900 offering shares are so issued, the minimum number of shares of shares that must be sold in the offering is 29,407,100. If none of the offering shares are so issued, the 3,317,900 shares of common stock to be issued to Finger Lakes Bancorp stockholders will be in addition to the total shares issued in the conversion and offering.

Reasons for the Conversion (see page __)

         The primary reasons for the conversion are to facilitate growth through acquisitions and de novo branching as opportunities arise, to support internal growth through lending in communities we serve, to support the development of new products and services, to improve our overall competitive position and to enhance stockholder returns through higher earnings and capital management strategies.

         As a fully converted stock holding company, First Niagara Financial Group will have greater flexibility in structuring mergers and acquisitions, including the form of consideration paid in a transaction. The mutual holding company structure, by its nature, limits the ability to offer shares of common stock as consideration in a merger or acquisition. Potential sellers often want stock for at least part of the purchase price. The new stock holding company structure will enhance First Niagara Financial Group's ability to compete with other bidders when acquisition opportunities arise by enabling us to offer stock or cash consideration, or a combination thereof. Other than the agreement to acquire Finger Lakes Bancorp, First Niagara Financial Group currently has no arrangements or understandings regarding any specific acquisition.

Business Strategy (see page __)

         First Niagara Financial Group's business strategy is to enhance profitability and strengthen its position as the dominant, independent community bank in Western and Central New York State by:

         . continuing to expand its retail banking franchise through acquisitions and de novo branching;

         . continuing to grow and strengthen its customer base through new products and services;

         . continuing to grow its loan portfolio, and in particular multi-family, commercial real estate, commercial business and home equity loans;

         . continuing to reduce its reliance on net interest income by increasing fee income from a diverse portfolio of products and services, such as insurance products and services and trust and investment advisory services;

         .     maintaining high asset quality;

         .     managing its exposure to interest rate risk; and

         .     continuing to emphasize operating efficiencies and cost control.

Use of Proceeds From the Offering (see page __)

         The net proceeds of the conversion offering are estimated to be between $321,910,000 and $436,312,000, or $502,123,000 if the offering range is increased by 15%. First Niagara Financial Group intends to retain approximately 50% of the net proceeds (between $160,955,000 and $218,156,000, or $251,106,150 if the offering range is increased by 15%). Approximately $160,955,000 to $218,156,000 of the net proceeds (or $251,106,150 if the offering range is increased by 15%) will be invested in First Niagara Bank.

         The net proceeds will be used for the cash merger consideration portion of the acquisition of Finger Lakes Bancorp (approximately $33.6 million), for the loan to the employee stock ownership plan to fund its purchase of shares of common stock (between $16.4 million and $22.1 million at the minimum and maximum of the offering range) and for general corporate purposes. First Niagara Financial Group may use the funds to pay cash dividends and repurchase shares of common stock. Funds invested in First Niagara Bank will be used to support increased lending and to offer new products and services. The net proceeds retained by First Niagara Financial Group and First Niagara Bank also may be used for future business expansion through acquisitions of banking or financial services companies or by establishing new branches. Initially, the net proceeds will be invested in short-term investments, investment-grade debt obligations, and mortgage-backed securities.

Termination of the Offering (see page __)

     The subscription offering will terminate at 10:00 a.m., New York Time, on December __, 2002. We expect that the community offering will terminate at the same time. The offering period may be extended until February __, 2003, unless the Office of Thrift Supervision approves a later date. If the subscription offering and/or community offering extend beyond February __, 2003 First Niagara Financial Group will be required to resolicit subscriptions before proceeding with the offering.

Benefits to Management and Potential Dilution to Stockholders Resulting from the Conversion (see page __)

     The First Niagara Financial Group employee stock ownership plan intends to purchase 5% of the shares to be sold in the offering, for the benefit of employees of the company, including officers. In addition, First Niagara Financial Group intends to consider the implementation of two stock-based incentive plans, subject to stockholder approval, no earlier than six months following completion of the conversion. These plans may provide significant benefits to management, and if the stock based incentive plans utilize authorized but unissued shares, could result in dilution of stockholders' ownership interests.

First Niagara Financial Group's Dividend Policy (see page __)

     First Niagara Financial Group currently pays an annual cash dividend of $0.44 per share, payable quarterly. After the conversion, First Niagara Financial Group intends to continue to pay cash dividends on a quarterly basis. First Niagara Financial Group expects the annual dividends to equal $0.21, $0.18, $0.16 and $0.14 per share at the minimum, midpoint, maximum and adjusted maximum of the offering range, respectively, which represents an annual dividend yield of 2.1%, 1.8%, 1.6% and 1.4%, at the minimum, midpoint, maximum and adjusted maximum of the offering range, respectively, based upon a price of $10.00 per share. The amount of dividends intended to be paid after the conversion will preserve the dividend amount that First Niagara Financial Group stockholders currently receive adjusted to reflect the exchange ratio. The dividend rate and the continued payment of dividends will depend on a number of factors, including capital requirements, financial condition and results of operations, tax considerations, statutory and regulatory limitations, and general economic conditions. No assurance can be given that First Niagara Financial Group will continue to pay dividends or that they will not be reduced in the future.

Tax Consequences (see page __)

     As a general matter, the conversion will not be a taxable transaction, for purposes of federal or state income taxes, to First Niagara Financial Group, MHC, First Niagara Financial Group, First Niagara Bank, persons eligible to subscribe in the offering, or existing stockholders of First Niagara Financial Group. Existing stockholders of First Niagara Financial Group who receive cash in lieu of fractional share interests in new shares of First Niagara Financial Group will recognize gain or loss equal to the difference between the cash received and the tax basis of the fractional share.

Conditions to Completion of the Conversion (see page __)

     First Niagara Financial Group cannot complete the conversion and related offering unless:

     . The plan of conversion and reorganization is approved by at least a majority of votes eligible to be cast by members of First Niagara Financial Group, MHC (depositors of First Niagara Bank);

     . The plan of conversion and reorganization is approved by the holders of at least two-thirds of the outstanding shares of First Niagara Financial Group common stock;

     . The plan of conversion and reorganization is approved by at least a majority of the votes cast by stockholders of First Niagara Financial Group common stock, not including those shares held by First Niagara Financial Group, MHC;

     . First Niagara Financial Group has sold at least the minimum number of shares of common stock offered, which might include shares of common stock of First Niagara Financial Group issued to the stockholders of Finger Lakes Bancorp as merger consideration; and

     . First Niagara Financial Group has received the final approval of the Office of Thrift Supervision to complete the conversion and offering.

      SELECTED HISTORICAL FINANCIAL DATA FOR FIRST NIAGARA FINANCIAL GROUP
                            AND FINGER LAKES BANCORP

First Niagara Financial Group Selected Consolidated Financial and Other Data

     The following tables set forth selected consolidated historical financial and other data of First Niagara Financial Group for the periods and at the dates indicated. In April 1998, First Niagara Bank was reorganized from a mutual savings bank into a mutual holding company structure. Prior to that date, First Niagara Financial Group had no significant assets, liabilities or operations and, accordingly, the financial and other data prior to that date represents the consolidated financial condition and results of operations of First Niagara Bank. The information at and for the years ended December 31 is derived in part from and should be read together with the audited consolidated financial statements and notes thereto of First Niagara Financial Group. The information at and for the six months ended June 30, 2002 and 2001 is unaudited. However, in the opinion of management of First Niagara Financial Group, all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of the results of operations for the unaudited periods have been made. The selected operating data presented below for the six months ended June 30, 2002, are not necessarily indicative of the results that may be expected for future periods.

                                             At or for the Six Months
                                                   Ended June 30,
                                            ---------------------------
                                              2002(7)          2001(7)
                                            ----------       ----------
Selected financial condition data:
 Total assets.............................  $2,872,223       $2,656,056
 Loans, net...............................   1,910,645        1,835,425
 Securities available for sale:
   Mortgage-backed........................     334,751          302,887
   Other..................................     221,477          210,537
 Securities held to maturity..............          --               --
 Deposits.................................   2,148,274        1,955,384
 Borrowings...............................     406,856          404,172
 Stockholders' equity (1).................     272,303          252,157
 Common shares outstanding................      24,925           24,732
Selected operations data:
 Interest income..........................  $   85,069       $   89,714
 Interest expense.........................      40,147           51,879
                                            ----------       ----------
   Net interest income....................      44,922           37,835
 Provision for credit losses..............       3,260            1,900
                                            ----------       ----------
 Net interest income after provision......      41,662           35,935
 Noninterest income.......................      23,775           20,789
 Noninterest expense......................      40,811           41,218
                                            ----------       ----------
 Income before income taxes...............      24,626           15,506
 Income taxes.............................      10,169(2)         5,831
                                            ----------       ----------
  Net income..............................  $   14,457       $    9,675
                                            ==========       ==========
  Adjusted net income (3).................  $   14,457       $   12,043
                                            ==========       ==========
Stock and related per share data (5):
 Earnings per common share:
   Basic..................................  $     0.58       $     0.39
   Diluted................................        0.57             0.39
 Adjusted earnings per common share (3):
   Basic..................................        0.58             0.49
   Diluted................................        0.57             0.48
 Cash dividends...........................        0.21             0.17
 Book value...............................  $    10.92       $    10.20
 Market Price (NASDAQ: FNFG):
   High...................................  $    29.99       $    15.99
   Low....................................       15.70            10.75
   Close..................................       27.76            15.53
Selected financial ratios and other data:
Performance ratios:
 Return on average assets.................        1.03%            0.74%
 Adjusted return on average assets (3)....        1.03             0.92
 Return on average equity.................       10.86             7.79
 Adjusted return on average equity (3)....       10.86             9.69
 Net interest rate spread.................        3.27             2.88
 Net interest margin......................        3.49             3.15
 As a percentage of average assets:
  Noninterest income (6)..................        1.69             1.60
  Noninterest expense (3).................        2.92             2.97
                                            ----------       ----------
   Net overhead...........................        1.23             1.37
 Efficiency ratio (3)(6)..................       59.47%           66.03%
 Dividend payout ratio....................       36.21%           43.59%
 Capital Risk-Based Ratios (3):
  Total risk-based capital................       11.25%           11.23%
  Tier 1 risk-based capital...............       10.18            10.10
  Leverage capital........................        6.73             6.50
  Ratio of stockholders' equity to total
    assets................................        9.48%            9.49%
Asset quality ratios:
 Total non-accruing loans.................  $   11,733       $    7,056
 Other non-performing assets..............         310              651
 Allowance for credit losses..............      19,694           18,573
 Net loan charge-offs.....................  $    2,293       $    1,073
 Total non-accruing loans to total loans..        0.61%            0.38%
 Total non-performing assets as a
   percentage of total assets.............        0.42             0.29
 Allowance for credit losses to
   non-accruing loans.....................      167.85           263.22
 Allowance for credit losses to total
   loans..................................        1.02             1.00
 Net charge-offs to average loans.........        0.24%            0.12%
Other data:
 Number of banking centers................          38               36
 Full time equivalent employees...........         941              918



                                                                 At or for the Year Ended December 31,
                                               -------------------------------------------------------------------------
                                                  2001          2000         1999              1998              1997
                                               ----------    ----------   ----------        ----------        ----------
                                           (Dollars in thousands, except per share data)
Selected financial condition data:
 Total assets.............................     $2,857,946    $2,624,686   $1,711,712        $1,508,734        $1,179,026
 Loans, net...............................      1,853,141     1,823,174      985,628           744,739           635,396
 Securities available for sale:
   Mortgage-backed........................        339,881       302,344      384,329           392,975           272,955
   Other..................................        354,016       199,500      179,144           187,776           176,326
 Securities held to maturity..............             --            --           --                --            17,000
 Deposits.................................      1,990,830     1,906,351    1,113,302         1,060,897           995,621
 Borrowings...............................        559,040       429,567      335,645           142,597            33,717
 Stockholders' equity (1).................        260,617       244,540      232,616           263,825           130,471
 Common shares outstanding................         24,802        24,667       25,658            28,716                --
Selected operations data:
 Interest income..........................     $  178,368    $  137,040   $  107,814        $   92,102        $   82,363
 Interest expense.........................         99,352        76,862       57,060            47,966            44,978
                                               ----------    ----------   ----------        ----------        ----------
   Net interest income....................         79,016        60,178       50,754            44,136            37,385
 Provision for credit losses..............          4,160         2,258        2,466             2,084             1,493
                                               ----------    ----------   ----------        ----------        ----------
 Net interest income after provision......         74,856        57,920       48,288            42,052            35,892
 Noninterest income.......................         42,072        34,090       27,688             9,182             6,796
 Noninterest expense......................         83,005        61,518       47,643            35,946(4)         25,178
                                               ----------    ----------   ----------        ----------        ----------
 Income before income taxes...............         33,923        30,492       28,333            15,288            17,510
 Income taxes.............................         12,703        10,973        9,893             4,906             6,259
                                               ----------    ----------   ----------        ----------        ----------
  Net income..............................     $   21,220    $   19,519   $   18,440        $   10,382(4)     $   11,251
                                               ==========    ==========   ==========        ==========        ==========
  Adjusted net income (3).................     $   25,962    $   21,633   $   18,992        $   10,382        $   11,251
                                               ==========    ==========   ==========        ==========        ==========
Stock and related per share data (5):
 Earnings per common share:
   Basic..................................     $     0.86    $     0.79   $     0.69        $       --        $       --
   Diluted................................           0.85          0.79         0.69                --                --
 Adjusted earnings per common share (3):
   Basic..................................           1.05          0.87         0.71                --                --
   Diluted................................           1.04          0.87         0.71                --                --
 Cash dividends...........................           0.36          0.28         0.14 (3)        0.06                --
 Book value...............................     $    10.51    $     9.91   $     9.07        $     9.19        $       --
 Market Price (NASDAQ: FNFG):
   High...................................     $    17.90    $    11.06   $    11.13        $    17.06        $       --
   Low....................................          10.75          8.25         9.00              8.38                --
   Close..................................          16.83         10.81        10.25             10.50                --
Selected financial ratios and other data:
Performance ratios:
 Return on average assets.................           0.79%         0.98%        1.13%             0.77%(4)          0.98%
 Adjusted return on average assets (3)....           0.97          1.09         1.17              0.77              0.98
 Return on average equity.................           8.30          8.38         7.52              4.65(4)           9.16
 Adjusted return on average equity (3)....          10.16          9.29         7.75              4.65              9.16
 Net interest rate spread.................           2.99          2.82         2.72              2.75              2.86
 Net interest margin......................           3.25          3.26         3.33              3.48              3.39
 As a percentage of average assets:
  Noninterest income (6)..................           1.57          1.73         1.67              0.67              0.51
  Noninterest expense (3).................           2.92          2.98         2.89              2.68(4)           2.20
                                               ----------    ----------   ----------        ----------        ----------
   Net overhead...........................           1.35          1.25         1.22              2.01(4)           1.69
 Efficiency ratio (3)(6)..................          64.59%        62.79%       60.40%            67.59%(4)         57.59%
 Dividend payout ratio....................          41.86%        35.44%       20.30%(3)         16.60%               --
 Capital Risk-Based Ratios (3):
  Total risk-based capital................          11.36%        11.13%       23.56%            32.88%            21.81%
  Tier 1 risk-based capital...............          10.27          9.96        22.40             31.67             20.69
  Leverage capital........................           6.71          6.78        13.51             18.05             10.96
  Ratio of stockholders' equity to total
    assets................................           9.12%         9.32%       13.59%            17.49%            11.07%
Asset quality ratios:
 Total non-accruing loans.................     $   11,480    $    6,483   $    1,929        $    3,296        $    3,047
 Other non-performing assets..............            665           757        1,073               589               223
 Allowance for credit losses..............         18,727        17,746        9,862             8,010             6,921
 Net loan charge-offs.....................     $    3,179    $      735   $      614        $      995        $    1,111
 Total non-accruing loans to total loans..           0.61%         0.35%        0.19%             0.44%             0.47%
 Total non-performing assets as a
   percentage of total assets.............           0.42          0.28         0.18              0.26              0.28
 Allowance for credit losses to
   non-accruing loans.....................         163.13        273.73       511.25            243.02            227.14
 Allowance for credit losses to total
   loans..................................           1.00          0.96         0.99              1.06              1.08
 Net charge-offs to average loans.........           0.17%         0.06%        0.07%             0.15%             0.18%
Other data:
 Number of banking centers................             37            36           18                18                15
 Full time equivalent employees...........            919           930          625               402               357

                                                        (footnotes on next page)

--------------------
(1) Amounts prior to 1998 represent retained earnings and unrealized gains/losses on securities available for sale only.
(2) First Niagara Bank is subject to special provisions in New York State tax law that allows it to deduct on its tax return bad debt expenses in excess of those actually incurred based on a specified formula ("excess reserve"). First Niagara Bank is required to repay this excess reserve if it does not maintain a certain percentage of qualified assets (primarily residential mortgages and mortgage-backed securities) to total assets, as prescribed by the tax law. For accounting purposes, First Niagara Bank is required to record a tax liability for the recapture of this excess reserve when it can no longer assert that the test will continue to be passed for the "foreseeable future." As a result of the decision in June 2002 to combine the three subsidiary banks, First Niagara Bank could no longer make this assertion and accordingly, recorded a $1.8 million tax liability in the second quarter. It is anticipated that this tax liability will be repaid over the next 10-15 years.
(3) With the adoption of SFAS No. 142 "Goodwill and Other Intangibles" on January 1, 2002, First Niagara Financial Group is no longer required to amortize goodwill. Accordingly, for the prior periods presented, goodwill amortization has been excluded from adjusted amounts as well as from the calculation of noninterest and expense as a percentage of average assets and our efficiency ratio for consistency purposes. The remaining amortization relates to identifiable intangible assets.
(4) First Niagara Financial Group completed its initial public offering on April 17, 1998. In connection with the completion of the conversion, First Niagara Financial Group contributed $4.0 million, net of applicable income taxes to the First Niagara Foundation. Noninterest expense includes $6.8 million for the one-time contribution of cash and common stock. The following presentation excludes the effect of the contribution, and the earnings per share calculation includes pro forma earnings of $0.10 per share for the period January 1, 1998 through April 17, 1998. (Dollars in thousands except per share amounts):

                                           As of December 31, 1998
                                           -----------------------
        Net income ......................        $   14,366
        Net income per share:
           Basic ........................        $     0.50
           Diluted ......................        $     0.50
        Return on average assets ........              1.07%
        Return on average equity ........              6.43%
        As a percentage of average
        assets:
           Noninterest expense ..........              2.18%
           Net overhead .................              1.50%
        Efficiency ratio ................             54.90%

(5)  Computed using daily averages.
(6)  Excluding net gain/loss on sale of securities available for sale.
(7)  Annualized where appropriate.


Finger Lakes Bancorp Selected Consolidated Financial and Other Data

         The following tables set forth selected consolidated historical financial and other data of Finger Lakes Bancorp for the periods and at the dates indicated. The information at and for the years ended December 31 is derived in part from and should be read together with the audited consolidated financial statements and notes thereto of Finger Lakes Bancorp. The information at and for the six months ended June 30, 2002 and 2001 is unaudited. However, in the opinion of management of Finger Lakes Bancorp, all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of the results of operations for the unaudited periods have been made. The selected operating data presented below for the six months ended June 30, 2002, are not necessarily indicative of the results that may be expected for future periods.

                                        At or for the six months
                                             ended June 30,                    As of and for the year ended December 31,
                                        -------------------------  -----------------------------------------------------------------
                                             2002(3)    2001(3)          2001         2000          1999          1998       1997
                                        ------------ ------------  -------------   ----------   ----------    ----------  ----------
                                                                  (Dollars in thousands, except per share data)
Selected financial condition data:
 Total assets .........................  $  387,818   $  348,848    $  343,360    $  329,196   $  301,120    $  282,376    247,708
 Cash and cash equivalents ............       4,601        4,295         3,875         4,496        6,095         4,375      4,394
 Securities available for sale ........     138,649      138,808       135,599       131,322      118,750       115,333     99,880
 Securities held to maturity ..........      21,468        1,563         1,831         1,563        1,593         4,640     14,096
 Loans, net ...........................     201,142      181,665       180,223       172,422      159,482       145,654    119,058
 Deposits .............................     265,063      235,248       231,720       228,462      208,132       202,434    186,534
 Advances from Federal Home Loan
  Bank ................................      81,545       73,133        70,627        60,243       69,960        54,815     36,721
 Stockholders' equity .................      37,127       36,565        36,751        36,571       19,379        21,964     21,679

Selected operating data:
 Total interest income ................      11,454       11,839        23,442        22,445       20,317        18,645     15,840
 Total interest expense ...............       5,823        7,442        13,981        13,749       12,021        11,201      9,197
                                         ----------   ----------    ----------    ----------   ----------    ----------  ---------
   Net interest income ................       5,631        4,397         9,461         8,696        8,296         7,444      6,643
 Provision for loan losses ............         340          135           375           260          200           240        120
                                         ----------   ----------    ----------    ----------   ----------    ----------  ---------
 Net interest income after provision
   for loan losses ....................       5,291        4,262         9,086         8,436        8,096         7,204      6,523
 Noninterest income ...................       1,401        1,237         2,513         1,141        1,328         1,202        721
 Noninterest expense ..................       4,767        4,386         8,859         8,285        7,259         7,213      5,835
                                         ----------   ----------    ----------    ----------   ----------    ----------  ---------
 Income (loss) before income tax
   expense (benefit) ..................       1,925        1,113         2,740         1,292        2,165         1,193      1,409
 Income tax expense (benefit) .........         582          347           835           490          860           469        562
                                         ----------   ----------    ----------    ----------   ----------    ----------  ---------
Net income (loss) .....................  $    1,343   $      766    $    1,905    $      802   $    1,305    $      724  $     847
                                         ==========   ==========    ==========    ==========   ==========    ==========  =========
Net income (loss) per share - basic ...  $     0.45   $     0.24    $     0.59    $     0.24   $     0.38    $     0.21  $    0.24
                                         ==========   ==========    ==========    ==========   ==========    ==========  =========
Net income (loss) per share -
  diluted .............................  $     0.44   $     0.24    $     0.59    $     0.24   $     0.38    $     0.21  $    0.24
                                         ==========   ==========    ==========    ==========   ==========    ==========  =========
Dividends per share ...................  $     0.12   $     0.12    $     0.24    $     0.24   $     0.24    $     0.23  $    0.20
                                         ==========   ==========    ==========    ==========   ==========    ==========  =========

Selected ratios and other data:
Performance ratios:
 Return on assets (ratio of net
   income to average total assets) ....       0.75%        0.45%         0.55%         0.26%        0.44%         0.27%       0.40%
 Return on stockholders' equity
   (ratio of net income to average
   equity) ............................       7.41         4.12          5.03          3.76         6.19          3.29        4.05
 Interest rate spread information:(1)
   Average during period ..............       3.15         2.40          2.63          2.65         2.74          2.71        2.82
   End of period ......................       3.18         2.74          3.27          2.52         2.77          2.73        2.84
 Net interest margin (net interest
   income divided by average
   interest-earning assets ............       3.36         2.75          2.92          2.91         2.93          2.96        3.14
 Noninterest expenses to average
   total assets .......................       2.67         2.60          2.57          2.68         2.47          2.74        2.66
 Average interest-earning assets to
   average interest-bearing
   liabilities ........................     105.84       107.57        106.83        105.60       104.65        105.39      107.29
 Dividend payout ratio ................         27           50            41           100           63           110          83

Asset quality ratios:
 Non-performing assets to total
   assets(2) ..........................       0.10         0.25          0.20          0.18         0.32          0.43        0.50
 Allowance for loan losses to
   non-performing loans(2).. ..........     657.09       262.61        424.93        641.05       229.81        115.75      203.72
 Allowance for loan losses to loans ...       0.86         0.85          0.84          0.84         0.84          0.80        0.96

Capital Ratios:
 Stockholders' equity to total assets
   at end of period ...................       9.57        10.48         10.70         11.11         6.43          7.78        8.75
 Average stockholders' equity to
   average assets .....................      10.15        11.01         10.99          6.91         7.17          8.36        9.54

Other data:
Number of full service customer
  facilities at end of period .........          7            7             7             7           6            6             5

------------------
(1) Interest rate spread represents the difference between the weighted average yield on average interest-earning assets and the weighted average cost of average interest-bearing liabilities.
(2) Nonperforming loans consist of non-accrual loans and non-performing assets consist of non-performing loans, troubled debt restructuring and real estate owned.
(3)   Annualized where appropriate.

                              PRO FORMA MERGER DATA

Unaudited Pro Forma Condensed Consolidated Financial Information

         The following Unaudited Pro Forma Condensed Consolidated Balance Sheets at June 30, 2002 and December 31, 2001 and Unaudited Pro Forma Condensed Consolidated Statements of Income for the six months ended June 30, 2002 and for the year ended December 31, 2001, give effect to the conversion offering and the merger based on the assumptions set forth below. The unaudited pro forma consolidated financial statements are based on the unaudited consolidated financial statements of First Niagara Financial Group and Finger Lakes Bancorp for the six months ended June 30, 2002, and the audited consolidated financial statements of First Niagara Financial Group and Finger Lakes Bancorp for the year ended December 31, 2001. The unaudited pro forma consolidated financial statements give effect to the Finger Lakes Bancorp merger using the purchase method of accounting under accounting principles generally accepted in the United States of America. However, integration costs and expected cost savings related to integration are not included.

         The Unaudited Pro Forma Condensed Consolidated Balance Sheets and the Unaudited Pro Forma Condensed Consolidated Statements of Income reflect the impact of the conversion stock offering at the midpoint of the estimated valuation range, including the increase of stockholders' equity resulting from the stock offering proceeds, the investment income from investment of offering proceeds, and the anticipated employee stock ownership plan expense. For the assumptions underlying such effects, see "--Pro Forma Conversion Data."

         The unaudited pro forma information is provided for informational purposes only. The pro forma financial information presented is not necessarily indicative of the actual results that would have been achieved had the conversion and the merger been consummated on the dates or at the beginning of the periods presented, and is not necessarily indicative of future results. The unaudited pro forma financial information should be read in conjunction with the audited Consolidated Financial Statements and the Notes thereto of First Niagara Financial Group contained elsewhere in this document.

         The pro forma stockholders' equity is based upon the value of the common stockholders' ownership of First Niagara Financial Group computed in accordance with generally accepted accounting principles. This amount is not intended to represent fair market value and does not represent amounts, if any, that would be available for distribution to stockholders in the event of liquidation.

         The unaudited pro forma stockholders' equity and net income derived from the above assumptions are qualified by the statements set forth under this caption and should not be considered indicative of the market value of First Niagara Financial Group common stock or the actual or future results of operations of First Niagara Financial Group for any period. The pro forma data may be materially affected by the actual gross and net proceeds from the sale of shares in the stock offering and other factors. See "Use of Proceeds."

Unaudited Pro Forma Condensed Consolidated Balance Sheets

                                                                   At June 30, 2002 (1)
                                             --------------------------------------------------------------
                                              First Niagara
                                             Financial Group
                                              Pro Forma for                     Pro Forma
                                              Conversion at    Finger Lakes    Acquisition
                                               Midpoint of       Bancorp       Adjustments        Combined
                                              Offering Range    Historical        (2)(3)         Pro Forma
                                             ---------------   ------------  ---------------    -----------
                                                                     (In thousands)
Assets:
   Cash and cash equivalents ..............  $       169,545   $      4,601  $        --        $   174,146
   Securities available for sale ..........          916,600        138,649      (18,243)         1,037,006
   Securities held to maturity ............               --         21,468      (21,468)(4)             --
   Loans, net .............................        1,910,645        201,142        3,286          2,115,073
   Premises and equipment, net ............           40,556          4,054           --             44,610
   Goodwill ...............................           74,101             --       32,811            106,912
   Other identifiable intangibles .........            6,675             --        6,647             13,322
   Other assets ...........................          114,473         17,904         (360)           132,017
                                             ---------------   ------------  -----------        -----------
     Total assets .........................  $     3,232,595   $    387,818  $     2,673        $ 3,623,086
                                             ===============   ============  ===========        ===========

Liabilities and Stockholders' Equity:
  Liabilities:
   Deposits ...............................  $     2,148,274   $    265,063  $     2,436        $ 2,415,773
   Borrowed funds .........................          406,856         81,545        4,185            492,586
   Other liabilities ......................           44,790          4,083           --             48,873
                                             ---------------   ------------  -----------        -----------
     Total liabilities ....................        2,599,920        350,691        6,621          2,957,232
  Stockholders' Equity:
   Common stock ...........................              626             35           (2)               659
   Additional paid-in capital .............          475,898         20,232       12,914            509,044
   Retained earnings ......................          201,176         20,754      (20,754)           201,176
   Accumulated other comprehensive
   income .................................            3,197            910         (910)             3,197
   Less:  Common stock held by ESOP .......          (30,577)        (1,183)       1,183            (30,577)
   Less:  Common stock acquired by
   MRP ....................................          (17,645)          (615)         615            (17,645)
   Treasury Stock .........................               --         (3,006)       3,006                 --
                                             ---------------   ------------  -----------        -----------
     Total stockholders' equity ...........          632,675         37,127       (3,948)           665,854
                                             ---------------   ------------  -----------        -----------
     Total liabilities and
     stockholders equity ..................  $     3,232,595   $    387,818  $     2,673        $ 3,623,086
                                             ===============   ============  ===========        ===========

                                                   (footnotes on following page)

                                                                    At December 31, 2001 (1)
                                             ----------------------------------------------------------------
                                              First Niagara
                                             Financial Group
                                              Pro Forma for                       Pro Forma
                                              Conversion at    Finger Lakes      Acquisition
                                               Midpoint of        Bancorp        Adjustments        Combined
                                             Offering Range     Historical          (2)(3)         Pro Forma
                                             ---------------   ------------  -------------------- -----------
                                                                     (In thousands)
Assets:
   Cash and cash equivalents ............... $        71,972   $      3,875  $           --       $    75,847
   Securities available for sale ...........       1,054,269        135,599         (37,880)        1,151,988
   Securities held to maturity .............              --          1,831          (1,831)(4)            --
   Loans, net ..............................       1,853,141        180,223           3,286         2,036,650
   Premises and equipment, net .............          40,233          4,134              --            44,367
   Goodwill ................................          74,213             --          33,187           107,400
   Other identifiable intangibles ..........           6,797             --           6,647            13,444
   Other assets ............................         117,693         17,698            (360)          135,031
                                             ---------------   ------------  --------------       -----------
     Total assets .......................... $     3,218,318   $    343,360  $        3,049       $ 3,564,727
                                             ===============   ============  ==============       ===========

Liabilities and Stockholders' Equity:
  Liabilities:
   Deposits ................................ $     1,990,830   $    231,720  $        2,436       $ 2,224,986
   Borrowed funds ..........................         559,040         70,627           4,185           633,852
   Other liabilities .......................          47,459          4,262              --            51,721
                                             ---------------   ------------  --------------       -----------
     Total liabilities .....................       2,597,329        306,609           6,621         2,910,559
  Stockholders' Equity:
   Common stock ............................             626             35              (2)              659
   Additional paid-in capital ..............         474,251         20,167          12,979           507,397
   Retained earnings .......................         191,984         19,779         (19,779)          191,984
   Accumulated other comprehensive
   income ..................................           2,561            (66)             66             2,561
   Less:  Common stock held by ESOP ........         (30,880)        (1,259)          1,259           (30,880)
   Less:  Common stock acquired by MRP .....         (17,553)          (751)            751           (17,553)
   Treasury stock ..........................              --         (1,154)          1,154                --
                                             ---------------   ------------  --------------       -----------
     Total stockholders' equity ............         620,989         36,751          (3,572)          654,168
                                             ---------------   ------------  --------------       -----------
     Total liabilities and
     stockholders equity ................... $     3,218,318   $    343,360  $        3,049       $ 3,564,727
                                             ===============   ============  =-============       ===========

___________________________________
(1) Assumes that the conversion and acquisition of Finger Lakes Bancorp were completed at the balance sheet date for each period presented.
(2) Assumes a purchase price of $66.715 million to be paid in equal amounts of stock (3.318 million shares at $10 per share) and cash ($33.179 million) paid from securities held for sale, along with the elimination of Finger Lakes stock owned by First Niagara ($357,000) along with after-tax acquisition expenses of $6.175 million.
(3) Assumes purchase accounting adjustments at June 30, 2002. Adjustments include an increase in value for loans ($3.286 million) and decreases in the value of deposits ($2.436 million) and borrowings ($4.185 million). In addition, an estimated core deposit intangible asset is recorded ($6.647 million). The June 30, 2002 adjustment amounts were also utilized for December 31, 2001. A net deferred tax liability is reflected at a marginal rate of 40% for the tax effect on the fair market value adjustments and the deductible portion of the acquisition expenses.
(4) Reflects a reclassification of the Finger Lakes Bancorp securities held to maturity to securities held for sale, consistent with First Niagara's classification of securities.

Unaudited Pro Forma Condensed Consolidated Statements of Income

                                                                For the Six Months Ended June 30, 2002 (1)
                                                 ------------------------------------------------------------------------
                                                   First Niagara
                                                  Financial Group
                                                   Pro Forma for
                                                   Conversion at      Finger Lakes          Pro Forma
                                                    Midpoint of          Bancorp           Acquisition        Combined
                                                  Offering Range       Historical          Adjustments        Pro Forma
                                                 -----------------  ----------------    ------------------  -------------
Interest income ...............................     $   93,718         $   11,454       $   (1,437)/(2)(3/   $   103,735
Interest expense ..............................         40,147              5,823           (1,495)/(3)/          44,475
                                                    ----------         ----------       ----------           -----------
     Net interest income ......................         53,571              5,631              (58)               59,260
Provision for credit losses ...................          3,260                340               --                 3,600
                                                    ----------         ----------       ----------           -----------
     Net interest income after provision ......         50,311              5,291              (58)               55,660
Noninterest income ............................         23,775              1,401               --                25,176
Noninterest expense ...........................        (42,672)            (4,767)          (1,246)/(3)(4)/      (48,685)
                                                    ----------         ----------       ----------           -----------
Income before income taxes ....................         31,414              1,925           (1,188)               32,151
Income taxes ..................................         12,885                582             (475)               12,992
                                                    ----------         ----------       ----------           -----------
     Net income ...............................     $   18,529         $    1,343       $     (713)          $    19,159
                                                    ==========         ==========       ==========           ===========
Earnings Per Share:
   Basic ......................................     $     0.32                                               $      0.31
   Diluted ....................................     $     0.31                                                      0.31
Shares Used for Calculating:
   Basic ......................................         58,205                               3,318                61,523
   Diluted ....................................         58,890                               3,318                62,208


                                                                For the Year Ended December 31, 2001 (1)
                                                 ---------------------------------------------------------------------
                                                   First Niagara
                                                  Financial Group
                                                   Pro Forma for                          Pro Forma
                                                   Conversion at      Finger Lakes       Acquisition
                                                    Midpoint of          Bancorp         Adjustments       Combined
                                                  Offering Range       Historical           (2)(3)         Pro Forma
                                                 -----------------   --------------   -----------------  -------------
Interest income ...............................    $   199,450        $    23,442      $   (3,122)        $   219,770
Interest expense ..............................         99,352             13,981          (2,715)/(4)/       110,618
                                                   -----------        -----------      ----------         -----------
     Net interest income ......................        100,098              9,461            (407)            109,152
Provision for credit losses ...................          4,160                375              --               4,535
                                                   -----------        -----------      ----------         -----------
     Net interest income after provision ......         95,938              9,086            (407)            104,617
Noninterest income ............................         42,072              2,513              --              44,585
Noninterest expense ...........................        (86,727)            (8,859)         (2,132)            (97,718)
                                                   -----------        -----------      ----------         -----------
Income before income taxes ....................         51,283              2,740          (2,539)             51,484
Income taxes ..................................         19,647                835          (1,016)             19,466
                                                   -----------        -----------      ----------         -----------
     Net income ...............................    $    31,636        $     1,905      $   (1,523)        $    32,018
                                                   ===========        ===========      ==========         ===========
Earnings Per Share:
   Basic ......................................    $      0.54                                            $      0.52
   Diluted ....................................    $      0.53                                            $      0.51
Shares Used for Calculating:
   Basic ......................................         58,477                              3,318              61,523
   Diluted ....................................         59,677                              3,318              62,208

-----------------------------
(1) Assumes that the conversion and acquisition of Finger Lakes Bancorp were completed at the beginning of the periods presented.
(2) Included in interest income is lost earnings on after-tax merger-related costs that include 50% of the purchase price that is to be paid in cash ($33.129 million) and after-tax acquisition expenses ($2.527 million). These funds were applied to a reinvestment rate of 4.8% for the six months ended June 30, 2002 and 5.85% for the year ended December 31, 2001.
(3) Purchase accounting adjustments are amortized using a level yield over the estimated life of the related assets and liabilities.
(4)  Noninterest expenses do not reflect anticipated cost savings.

Comparative Pro Forma Per Share Data

         We have summarized in the table below selected per share information about First Niagara Financial Group and Finger Lakes Bancorp. We present the First Niagara Financial Group per share information on a pro forma basis to reflect the conversion and stock offering, at the mid-point of the offering range, and then on a pro forma adjusted basis to reflect the merger with Finger Lakes Bancorp. We present the Finger Lakes Bancorp per share information both historically, and on a pro forma basis to reflect the merger. Book value per share will be affected by the amount raised in First Niagara Financial Group's conversion and stock offering. We have assumed that 38,500,000 shares will be sold at $10 per share in First Niagara Financial Group's stock offering at the midpoint of the offering range, although actual results could differ. We have also assumed that 50% of the consideration in the merger will be paid in shares of First Niagara Financial Group common stock, issued immediately following completion of the conversion and stock offering, and 50% will be cash.

         The data in the table should be read together with the financial information and the financial statements of First Niagara Financial Group and Finger Lakes Bancorp included or incorporated by reference elsewhere in this proxy statement-prospectus. We provide the pro forma per common share data as an illustration only. The data does not necessarily indicate the combined financial position per share or combined results of operations per share that would have been reported if the merger had occurred when indicated, nor is the data a forecast of the combined financial position or combined results of operations for any future period. No pro forma adjustments have been included herein which reflect potential effects of cost savings or synergies which may be obtained by combining the operations of First Niagara Financial Group and Finger Lakes Bancorp or the costs of combining the companies and their operations.

         It is further assumed that First Niagara Financial Group will pay a cash dividend after the completion of the conversion transaction and the merger at the annual rate of $0.18 per share. The actual payment of dividends is subject to numerous factors, and no assurance can be given that First Niagara Financial Group will pay dividends following completion of the merger or that dividends will not be reduced in the future. See "The Conversion and Related Stock Offering by First Niagara Financial Group, Inc. -- First Niagara Financial Group's Dividend Policy."

                                                               First Niagara                     Combined Pro
                                                                 Financial                      Forma Amounts
                                                                 Group Pro                        for First       Pro Forma
                                                                 Forma for                         Niagara       Finger Lakes
                                                               Conversion at    Finger Lakes      Financial        Bancorp
                                                                Midpoint of        Bancorp       Group/Finger     Equivalent
                                                               Offering Range    Historical     Lakes Bancorp       Shares
                                                              ---------------- --------------  ---------------  --------------
Book value per share at June 30, 2002 .....................    $       10.03   $       11.70    $       10.02     $   10.02
Book value per share at December 31, 2001 .................             9.84           10.99             9.85          9.85

Shares outstanding at June 30, 2002 .......................       63,103,872       3,173,807       66,421,772
Shares outstanding at December 31, 2001 ...................       63,103,872       3,343,457       66,421,772

Cash dividends paid per common share for the six months
  ended June 30, 2002 .....................................             0.09            0.12             0.09          0.09
Cash dividends paid per common share for the year ended
  December 31, 2001 .......................................             0.18            0.24             0.18          0.18

Basic earnings per share for the six months ended
  June 30, 2002 ...........................................             0.32            0.45             0.31          0.31
Basic earnings per for the year ended December 31,
  2001 ....................................................             0.54            0.59             0.52          0.52

Diluted earnings per share for the six months ended
  June 30, 2002 ...........................................             0.31            0.44             0.31          0.31
Diluted earnings per share for the year ended
  December 31, 2001 .......................................             0.53            0.59             0.51          0.51


         The following table show trading information for Finger Lakes Bancorp common stock on July 19, 2002 and November __, 2002. July 19, 2002 was the last trading date before the parties announced the merger. November __, 2002 is a recent date before this proxy statement-prospectus was finalized. To prepare this table, we have assumed that the First Niagara Financial Group stock price on the dates presented is the $10.00 per share price at which its shares are being sold in the conversion and related stock offering. However, there can be no assurance that the market prices will not be lower.

                                                           Equivalent value for
                                  Finger Lakes Bancorp       each Finger Lakes
 Date                                 common stock             Bancorp share
                                 ----------------------   ----------------------
 July 19, 2002 ...............         $     13.37              $     20.00
 November __, 2002 ...........         $                        $     20.00

                                  RISK FACTORS

         In addition to the other information contained in or incorporated by reference into this proxy statement-prospectus, including the matters addressed under the caption "Disclosure Regarding Forward Looking Information," you should carefully consider the following risk factors in deciding whether to vote for adoption of the merger agreement.

Risks related to the Merger

         You May Not Receive The Form Of Merger Consideration That You Elect.

         The merger agreement contains provisions that are designed to ensure that 50% of the aggregate merger consideration is paid in cash and 50% is paid in shares of First Niagara Financial Group common stock. If elections are made by Finger Lakes Bancorp stockholders that would result in the aggregate merger consideration being more than 50% cash and 50% stock, either those electing to receive cash or those electing to receive First Niagara Financial Group common stock will have the consideration of the type they selected reduced by a pro rata amount and will receive a portion of their consideration in the form that they did not elect to receive. Accordingly, there is a risk that you will not receive a portion of the merger consideration in the form that you elect, which could result in, among other things, tax consequences that differ from those that would have resulted had you received the form of consideration you elected (including with respect to the recognition of taxable gain to the extent cash is received).

         First Niagara Financial Group May Fail To Realize The Anticipated Benefits Of The Merger.

         The success of the merger will depend on, among other things, First Niagara Financial Group's ability to realize anticipated cost savings, to combine the businesses of First Niagara Bank and the Savings Bank of the Finger Lakes in a manner that does not materially disrupt the existing customer relationships of the Savings Bank of the Finger Lakes nor result in decreased revenues resulting from any loss of customers, and permits growth opportunities to occur. If First Niagara Financial Group is not able to successfully achieve these objectives, the anticipated benefits of the merger may not be realized fully or at all or may take longer to realize than expected.

         First Niagara Financial Group and Finger Lakes Bancorp have operated and, until the completion of the merger, will continue to operate, independently. It is possible that the integration process could result in the loss of key employees, the disruption of Finger Lakes Bancorp's ongoing businesses or inconsistencies in standards, controls, procedures and policies that adversely affect our ability to maintain relationships with customers and employees or to achieve the anticipated benefits of the merger.

         Shareholders Who Make Elections Will Be Unable To Sell Their Stock In The Market Pending The Merger.

         Finger Lakes Bancorp shareholders may elect to receive cash or stock in the transaction. Elections will be irrevocable, and will require that shareholders making the election turn in their Finger Lakes Bancorp stock certificates. During the time between when the election is made and the merger is completed, Finger Lakes Bancorp shareholders will be unable to sell their Finger Lakes Bancorp stock. If the merger is unexpectedly delayed, this period could extend for a significant period of time. Finger Lakes Bancorp shareholders can shorten the period during which they cannot sell their shares by delivering their election shortly before the close of the election period. However, elections received after the close of the election period will not be accepted or honored.

         Finger Lakes Bancorp Directors And Officers Have Interests In The Merger Besides Those Of A Shareholder.

         Finger Lakes Bancorp's directors and officers have various interest in the merger besides being Finger Lakes Bancorp shareholders. These interests include:

         . the payment of certain severance benefits under existing employment and similar agreements.

         . the appointment of G. Thomas Bowers to the board of directors of First Niagara Financial Group.

         . the conversion of all outstanding unexercised stock options, including options for up to 257,419 shares of common stock held by Finger Lakes Bancorp's officers and directors, into the right to receive the merger consideration in the form of stock or cash, subject to the 50% cash and stock limitations.

         . the agreement by First Niagara Financial Group to indemnify Finger Lakes Bancorp directors and officers.

Risks About First Niagara Financial Group

         Our Commercial Real Estate, Multi-Family and Commercial Business Loans Expose Us to Increased Lending Risks.

         At June 30, 2002, our portfolio of commercial real estate loans totaled $291.8 million, or 15.1% of total gross loans, our portfolio of commercial business loans totaled $154.8 million, or 8.0% of total gross loans, and our portfolio of multi-family loans totaled $145.7 million, or 7.6% of total gross loans. We plan to continue our emphasis on the origination of these types of loans. These types of loans generally expose a lender to greater risk of non-payment and loss than one- to four-family residential mortgage loans because repayment of the loans often depends on the successful operations and the income stream of the borrowers. Such loans typically involve larger loan balances to single borrowers or groups of related borrowers compared to one- to four-family residential mortgage loans. Also, many of our borrowers have more than one commercial real estate, commercial business or multi-family loan outstanding with us. Consequently, an adverse development with respect to one loan or one credit relationship can expose us to a significantly greater risk of loss compared to an adverse development with respect to a one- to four-family residential mortgage loan.

         Our Continuing Concentration of Loans in Our Primary Market Area May Increase Our Risk.

         Our success depends primarily on the general economic conditions in Western and Central New York State. Unlike larger banks that are more geographically diversified, we provide banking and financial services to customers primarily in Western and Central New York State. The local economic conditions in Western and Central New York State have a significant impact on our loans, the ability of the borrowers to repay these loans and the value of the collateral securing these loans. A significant decline in general economic conditions caused by inflation, recession, unemployment or other factors beyond our control would impact these local economic conditions and could negatively affect the financial results of our banking operations. Additionally, because we have a significant amount of commercial real estate loans, decreases in tenant occupancy may also have a negative effect on the ability of many of our borrowers to make timely repayments of their loans, which would have an adverse impact on our earnings.

         We target our business lending and marketing strategy for loans to serve primarily the banking and financial services needs of small- to medium-sized businesses in Western and Central New York State. These small to medium-sized businesses generally have fewer financial resources in terms of capital or borrowing capacity than larger entities. If general economic conditions negatively impact these businesses, our results of operations and financial condition may be adversely affected.

         If Our Allowance for Credit Losses is Not Sufficient to Cover Actual Loan Losses, Our Earnings Could Decrease.

         Our loan customers may not repay their loans according to the terms of the loans, and the collateral securing the payment of these loans may be insufficient to pay any remaining loan balance. We may experience significant loan losses, which could have a material adverse effect on our operating results. We make various assumptions and judgments about the collectibility of our loan portfolio, including the creditworthiness of our borrowers and the value of the real estate and other assets serving as collateral for the repayment of many of our loans. In determining the amount of the allowance for credit losses, we rely on our loan quality reviews, our experience and our evaluation of economic conditions, among other factors. If our assumptions prove to be incorrect, our allowance for credit losses may not be sufficient to cover losses inherent in our loan portfolio, resulting in additions to our allowance. Material additions to our allowance would materially decrease our net income.

         Our emphasis on continued diversification of our loan portfolio through the origination of commercial real estate, multi-family and commercial business loans is one of the more significant factors we take into account in evaluating our allowance for credit losses and provision for credit losses. As we further increase the amount of such types of loans in our portfolio, we may determine to make additional or increased provisions for credit losses, which could adversely affect our earnings.

         In addition, bank regulators periodically review our allowance for credit losses and may require us to increase our provision for credit losses or recognize further loan charge-offs. Any increase in our allowance for credit losses or loan charge-offs as required by these regulatory authorities could have a material adverse effect on our results of operations and financial condition.

         Changes in Interest Rates Could Adversely Affect Our Results of Operations and Financial Condition.

         Our results of operations and financial condition are significantly affected by changes in interest rates. Our results of operations depend substantially on our net interest income, which is the difference between the interest income earned on our interest-earning assets and the interest expense paid on our interest-bearing liabilities. Because our interest-bearing liabilities generally reprice or mature more quickly than our interest-earning assets, an increase in interest rates generally would tend to result in a decrease in our net interest income. We have taken steps to mitigate this risk such as holding fewer longer-term residential mortgages as well as investing excess funds in short-term investments.

         Changes in interest rates also affect the value of our interest-earning assets, and in particular our securities portfolio. Generally, the value of securities fluctuates inversely with changes in interest rates. At June 30, 2002, our investment and mortgage-backed securities available for sale totaled $556.2 million. Unrealized gains on securities available for sale, net of tax, amounted to $3.3 million and are reported as a separate component of stockholders' equity. Decreases in the fair value of securities available for sale, therefore, could have an adverse effect on stockholders' equity.

         We also are subject to reinvestment risk associated with changes in interest rates. Changes in interest rates may affect the average life of loans and mortgage-related securities. Decreases in interest rates can result in increased prepayments of loans and mortgage-related securities, as borrowers refinance to reduce borrowing costs. Under these circumstances, we are subject to reinvestment risk to the extent that we are unable to reinvest the cash received from such prepayments at rates that are comparable to the rates on existing loans and securities. Additionally, increases in interest rates may decrease loan demand and make it more difficult for borrowers to repay adjustable rate loans.

         Strong Competition Within Our Market Area May Limit Our Growth And Profitability.

         Competition in the banking and financial services industry is intense. In our market area, we compete with commercial banks, savings institutions, mortgage brokerage firms, credit unions, finance companies, mutual funds, insurance companies, and brokerage and investment banking firms operating locally and elsewhere. Many of these competitors (whether regional or national institutions) have substantially greater resources and lending limits than we do and may offer certain services that we do not or cannot provide. Our profitability depends upon our continued ability to successfully compete in our market area.

         We Operate In A Highly Regulated Environment And May Be Adversely Affected By Changes In Laws And Regulations.

         We are subject to extensive regulation, supervision and examination by the Office of Thrift Supervision, our chartering authority, and by the Federal Deposit Insurance Corporation, as insurer of our deposits. As a savings and loan holding company, First Niagara Financial Group is subject to regulation and supervision by the Office of Thrift Supervision. Such regulation and supervision govern the activities in which a savings bank and its holding company may engage and are intended primarily for the protection of the insurance fund and depositors. These regulatory authorities have extensive discretion in connection with their supervisory and enforcement activities, including the imposition of restrictions on the operation of a bank, the classification of assets by the bank and the adequacy of a bank's allowance for loan losses. Any change in such regulation and oversight, whether in the form of regulatory policy, regulations, or legislation, could have a material impact on First Niagara Bank, First Niagara Financial Group and our operations.

         Our operations are also subject to extensive regulation by other federal, state and local governmental authorities and are subject to various laws and judicial and administrative decisions imposing requirements and restrictions on part or all of our operations. We believe that we are in substantial compliance in all material respects with applicable federal, state and local laws, rules and regulations. Because our business is highly regulated, the laws, rules and regulations applicable to us are subject to regular modification and change. There are currently proposed various laws, rules and regulations that, if adopted, would impact our operations, including, among other things, matters pertaining to corporate governance, requirements for listing and maintenance on national securities exchanges and over the counter markets, and Securities and Exchange Commission, or SEC, rules pertaining to public reporting disclosures. In addition, the Financial Accounting Standards Board, or FASB, is considering changes which may require, among other things, the expensing of the costs relating to the issuance of stock options. There can be no assurance that these proposed laws, rules and regulations, or any other laws, rules or regulations, will not be adopted in the future, which could make compliance more difficult or expensive or otherwise adversely affect our business, financial condition or prospects.

         Our Return on Stockholders' Equity Will Be Reduced as a Result of the Offering.

         Net income divided by average stockholders' equity, known as "return on equity," is a ratio many investors use to compare the performance of a financial institution to its peers. We expect our return on equity to decrease as compared to our performance in recent years until we are able to leverage the additional capital raised in the offering. Until we can increase our net interest income and non-interest income, we expect our return on equity to be below the industry average, which may negatively impact the value of our common stock.

         Various Factors May Make Takeover Attempts More Difficult to Achieve.

         Our board of directors has no current intention to sell control of First Niagara Financial Group. Provisions of our certificate of incorporation and bylaws, federal regulations and various other factors may make it more difficult for companies or persons to acquire control of First Niagara Financial Group without the consent of our board of directors. It is possible, however, that you would want a takeover attempt to succeed because, for example, a potential acquiror could offer a premium over the then prevailing price of our common stock. The factors that may discourage takeover attempts or make them more difficult include:

         . Office of Thrift Supervision regulations. Office of Thrift Supervision regulations prohibit, for three years following the completion of a mutual-to-stock conversion, the acquisition of more than 10% of any class of equity security of a converted institution without the prior approval of the Office of Thrift Supervision.

         . Certificate of incorporation and statutory provisions. Provisions of the certificate of incorporation and bylaws of First Niagara Financial Group and Delaware law may make it more difficult and expensive to pursue a takeover attempt that management opposes. These provisions also make more difficult the removal of our current board of directors or management, or the appointment of new directors. These provisions include: limitations on voting rights of beneficial owners of more than 10% of our common stock; supermajority voting requirements for certain business combinations; and the election of directors to staggered terms of three years. Our bylaws also contain provisions regarding the timing and content of stockholder proposals and nominations and qualification for service on the board of directors.

         . Required change in control payments. We have entered into employment agreements with certain executive officers that will require payments to be made to them in the event their employment is terminated following a change in control of First Niagara Financial Group or First Niagara Bank. These payments may have the effect of increasing the costs of acquiring First Niagara Financial Group, thereby discouraging future attempts.

         We May Have Difficulty Managing Our Growth Which May Divert Resources and Limit Our Ability to Successfully Expand Our Operations.

         We have grown substantially from $1.51 billion of total assets and $1.06 billion of total deposits at December 31, 1998 to $2.87 billion of total assets and $2.15 billion of total deposits at June 30, 2002. We expect to continue to experience significant growth in the amount of our assets, the level of our deposits, the number of our customers and the scale of our operations.

         Since 1998, we have expanded our branch network by both acquiring financial institutions and establishing de novo branches. At December 31, 1998, we had 18 banking centers, compared with 39 at June 30, 2002. In addition, during the next four years, we expect to open two to four new banking centers per year. There can be no assurance that our ongoing branch expansion strategy will be accretive to our earnings, or that it will be accretive to earnings within a reasonable period of time. Numerous factors contribute to the performance of a new branch, such as a suitable location, qualified personnel and an effective marketing strategy. Additionally, it takes time for a new branch to gather significant loans and deposits to generate enough income to offset its expenses, some of which, like salaries and occupancy expense, are relatively fixed costs.

         We have incurred substantial expenses to build our management team and personnel, develop our delivery systems and establish our infrastructure to support future growth. Our future success will depend on the ability of our officers and key employees to continue to implement and improve our operational, financial and management controls, reporting systems and procedures, and manage a growing number of client relationships. We may not be able to successfully implement improvements to our management information and control systems in an efficient or timely manner and may discover deficiencies in existing systems and controls. Thus, we cannot give assurances that our growth strategy will not place a strain on our administrative and operational infrastructure or require us to incur additional expenditures beyond current projections to support our future growth. Our future profitability will depend in part on our continued ability to grow and we can give no assurance that we will be able to sustain our historical growth rate or even be able to grow at all.

         The Implementation of Stock-Based Benefit Plans May Dilute Your Ownership Interest.

         We will consider adopting a stock option plan and a recognition and retention plan following the offering, subject to receipt of stockholder approval. These stock-based benefit plans will be funded either through open market purchases, if permitted, or from the issuance of authorized but unissued shares. While our intention is to fund these plans through open market purchases, stockholders will experience a reduction or dilution in ownership interest of approximately 9.5% in the event newly issued shares are used to fund stock options and stock awards made under these plans.

         Our Recognition and Retention Plan Will Increase Our Costs, Which Will Reduce Our Profitability and Stockholders' Equity.

         We will consider the implementation of a recognition and retention plan after the offering, subject to the receipt of stockholder approval. Under this plan, our officers and directors may be awarded, at no cost to them, shares of common stock in an aggregate amount equal to 4% of the shares of common stock sold in the offering. We must recognize expense for shares of common stock awarded over their vesting period at the fair market value of the shares on the date they are awarded. The recognition and retention plan may not be implemented until at least six months after the offering. If the plan is adopted within twelve months after the offering, it is subject to Office of Thrift Supervision regulations. Assuming the shares of common stock to be awarded under the plan are repurchased in the open market and cost the same as the purchase price in the offering, the reduction to stockholders' equity from the plan would be between $13.1 million at the minimum of the offering range and $20.4 million at the adjusted maximum of the offering range.

         We Have Broad Discretion in Allocating the Proceeds of the Offering. Our Failure to Effectively Utilize Such Proceeds Could Reduce Our Profitability.

         First Niagara Financial Group intends to contribute approximately 50% of the net proceeds of the offering to First Niagara Bank. First Niagara Financial Group may use the remaining net proceeds to finance the acquisition of other financial institutions or financial services companies, establish or acquire branches, pay dividends to stockholders, repurchase common stock, purchase investment securities, or for other general corporate purposes. First Niagara Financial Group expects to use a portion of the net proceeds to fund tax-qualified employee benefit plan purchases of shares of common stock in the offering. First Niagara Bank may use the proceeds it receives to establish or acquire new branches, acquire financial institutions or financial services companies, fund new loans, purchase investment securities, or for general corporate purposes. We have not allocated specific amounts of proceeds for any of these purposes, and we will have significant flexibility in determining how much of the net proceeds we apply to different uses and the timing of such applications. Our failure to utilize these funds effectively could reduce our profitability.

                      FINGER LAKES BANCORP SPECIAL MEETING

         Finger Lakes Bancorp is mailing this proxy statement-prospectus to you as a Finger Lakes Bancorp stockholder on or about November __, 2002. With this document we are sending you a notice of the Finger Lakes Bancorp special meeting and a form of proxy that is solicited by the Finger Lakes Bancorp board of directors. The special meeting will be held on ____, December __, 2002 at________, local time, at our main office, 470 Exchange Street, Geneva, New York.

Matter to be Considered

         The sole purpose of the Special Meeting is to vote on the Agreement and Plan of Reorganization by and between First Niagara Financial Group, MHC, First Niagara Financial Group, Inc., New First Niagara Financial Group, Inc. First Niagara Bank and Finger Lakes Bancorp, Inc. and Savings Bank of the Finger Lakes, FSB, dated as of July 21, 2002, by which Finger Lakes Bancorp and Savings Bank of the Finger Lakes will be acquired by First Niagara Financial Group.

         You may also be asked to vote upon a proposal to adjourn or postpone the Special Meeting. Finger Lakes Bancorp could use any adjournment or postponement for the purpose, among others, of allowing additional time to solicit proxies.

Proxy

         You should complete and return the proxy card accompanying this document to ensure that your vote is counted at the Special Meeting, regardless of whether you plan to attend. You can revoke your proxy at any time before the vote is taken at the Special Meeting by:

               . submitting written notice of revocation to the secretary of Finger Lakes Bancorp,

               .    submitting a properly executed proxy of a later date, or

               . voting in person at the Special Meeting. However, simply attending the Special Meeting without voting will not revoke an earlier proxy.

         If your shares are held in street name, you should follow the instructions of your broker regarding revocation of proxies.

         All shares represented by valid proxies, and not revoked, will be voted in accordance with your instructions on the proxy card. If you sign your proxy card, but make no specification on the card as to how you want your shares voted, your proxy card will be voted "FOR" approval of the foregoing proposal. The board of directors is presently unaware of any other matter that may be presented for action at the Special Meeting. If any other matter does properly come before the Special Meeting, the board of directors intends that shares represented by properly submitted proxies will be voted, or not voted, by and at the discretion of the persons named as proxies on the proxy card.

Solicitation of Proxies

         The cost of solicitation of proxies will be borne by Finger Lakes Bancorp. Finger Lakes Bancorp will reimburse brokerage firms and other custodians, nominees and fiduciaries for reasonable expenses incurred by them in sending proxy materials to the beneficial owners of common stock. Finger Lakes Bancorp may retain a proxy solicitation firm to assist in the solicitation of proxies. In the event that a proxy solicitation firm is retained it is not expected that the cost of using a proxy solicitation firm will exceed $5,000. In addition to solicitations by mail, our directors, officers and regular employees may solicit proxies personally or by telephone without additional compensation.

Record Date

         The close of business on October __, 2002 has been fixed as the record date for determining the Finger Lakes Bancorp stockholders entitled to receive notice of and to vote at the Special Meeting. At that time, ______shares of Finger Lakes Bancorp common stock were outstanding, held by approximately ____________ holders of record.

Voting Rights, Quorum Requirements and Vote Required

         The presence, in person or by properly executed proxy, of the holders of a majority of the outstanding shares of Finger Lakes Bancorp common stock entitled to vote is necessary to constitute a quorum at the Special Meeting. Abstentions and broker non-votes will be counted for the purpose of determining whether a quorum is present but will not be counted as votes cast either for or against the merger agreement.

         In accordance with the provisions of our certificate of incorporation, record holders of common stock who beneficially own in excess of 10% of the outstanding shares of common stock (the "Limit") are not entitled to any vote with respect to the shares held in excess of the Limit. Finger Lakes Bancorp's certificate of incorporation authorizes its board of directors (i) to make all determinations necessary to implement and apply the Limit, including determining whether persons or entities are acting in concert, and (ii) to demand that any person who is reasonably believed to beneficially own stock in excess of the Limit supply information to enable the board to implement and apply the Limit.

         Employees who hold shares of Finger Lakes Bancorp common stock in their accounts in the Savings Bank of the Finger Lakes Employee Stock Ownership Plan ("ESOP") will be given the right to direct the ESOP Trustee with respect to the voting of shares allocated to their accounts. Subject to the satisfaction of applicable fiduciary requirements, unallocated ESOP shares, and allocated shares for which no voting directions are received, will be voted by the ESOP Trustee for or against the merger in the same proportion as the allocated ESOP shares for which voting instructions are timely received.

         Adoption of the merger agreement requires the affirmative vote of the holders of a majority of the shares of Finger Lakes Bancorp common stock issued and outstanding on the record date. Accordingly, a failure to vote or an abstention will have the same effect as a vote against the merger. As of the record date, directors and executive officers of Finger Lakes Bancorp beneficially owned _________ shares of Finger Lakes Bancorp entitled to vote at the Special Meeting. This represents approximately ____% of the total votes entitled to be cast at the special meeting. Finger Lakes Bancorp expects that these individuals will vote FOR adoption of the merger agreement. In addition, certain affiliates of Endicott Financial Advisors beneficially own, in the aggregate, ____________ shares of Finger Lakes Bancorp common stock, representing _______% of shares of Finger Lakes Bancorp common stock entitled to vote at the special meeting. It is expected that these shares will be voted FOR adoption of the merger agreement.

Recommendation of the Board of Directors

         The Finger Lakes Bancorp board of directors has approved the merger agreement and the transactions contemplated by the merger agreement. The board of directors believes that the merger agreement is fair to Finger Lakes Bancorp stockholders and is in the best interest of Finger Lakes Bancorp and its stockholders and recommends that you vote "FOR" the approval of the merger agreement.

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

                           FINGER LAKES BANCORP, INC.

         Finger Lakes Bancorp is the Delaware chartered holding company parent of Savings Bank of the Finger Lakes. Finger Lakes Bancorp was formed in connection with the conversion of Finger Lakes Financial Corporation, MHC from mutual to stock form in November 2000. As of June 30, 2002, Finger Lakes Bancorp, Inc. had assets of $387.8 million, deposits of $265.1 million and equity of $37.1 million.

         Savings Bank of the Finger Lakes was formed as the result of the merger in 1984 of Geneva Savings Bank, a New York-chartered savings bank, and Geneva Federal Savings and Loan Association. On November 10, 1994, Savings Bank of the Finger Lakes completed its reorganization from a federally chartered, mutual savings bank to a federally chartered mutual holding company known as Finger Lakes Financial Corporation, MHC. Savings Bank of the Finger Lakes reorganized into a two-tier mutual holding company structure on August 17, 1998. In November 2000, the second step conversion of Finger Lakes Financial Corporation, MHC to full stock ownership was completed.

         Savings Bank of the Finger Lakes operates seven branch offices and nine ATMs in Geneva, Seneca Falls, Ithaca, Canandaigua and Auburn, New York. Our principal executive office is located at 470 Exchange Street, Geneva, New York 14456, and our telephone number at that address is (315) 789-3838. We have traditionally operated as a community oriented savings institution providing mortgage loans and other traditional financial services to those in our local community. Our primary lending area includes the Finger Lakes region of New York State. We are primarily engaged in attracting deposits from the general public through our offices and using those funds to originate loans secured by real estate. We also originate commercial business loans, consumer loans, mobile home loans and home equity loans and lines of credit. Savings Bank of the Finger Lakes also has a securities portfolio primarily consisting of mortgage-backed securities issued by federal agencies, and government agency, and municipal bonds.

         We are currently selling substantially all newly originated fixed-rate residential mortgage loans and retaining the servicing on such loans. At June 30, 2002, we were servicing $56.3 million in loans for others. We generally limit our lending activities, except with respect to mobile home loans, to the Finger Lakes region of New York State. We believe that we have a substantial market share in Ontario County and competitive market shares in the other counties in our primary market area, both with respect to deposits and loans. We generally limit our non-residential real estate loans to the western and central New York market area and generally do not lend outside New York and New Jersey with respect to mobile home loans. We do not engage in securities trading and limit our investments to primarily U.S. Treasury and Federal Government agency obligations, corporate and municipal bonds, mortgage-backed securities, which are insured by federal agencies, collateralized mortgage obligations, and equity securities.

         This proxy statement-prospectus incorporates information about Finger Lakes Bancorp by reference. This means that information is considered to be included in this document even though it is not actually included. Finger Lakes Bancorp information that is incorporated by reference in this proxy statement-prospectus includes Finger Lakes Bancorp's historical financial information, management's discussion and analysis, and other important information. For further information about information that is incorporated by reference, and how you can obtain copies, see "Incorporation of Certain Documents by Reference."

         Stock Trading and Dividend Information. Finger Lakes Bancorp common stock is currently listed on the Nasdaq National Market under the symbol "FLBC." The following table sets forth the high and low trading prices for shares of Finger Lakes Bancorp common stock and cash dividends paid per share for the periods indicated. As of June 30, 2002, there were 3,317,900 shares of Finger Lakes Bancorp common stock issued and outstanding, and approximately 347 stockholders of record.

                                                        Dividend
         Year Ending                                      Paid
         December 31, 2002            High      Low    Per Share
         -------------------------- --------  -------  ---------
         Fourth Quarter (through
         ___________)               $         $         $  0.
         Third quarter                                     0.06
         Second quarter                13.78    11.72      0.06
         First quarter                 11.70    10.55      0.06

                                                        Dividend
         Year Ended                                       Paid
         December 31, 2001            High       Low   Per Share
         -------------------------- --------  -------  ---------

         Fourth quarter             $11.7000  $ 9.590  $  0.06
         Third quarter               11.4700    9.490     0.06
         Second quarter              10.4500    7.625     0.06
         First quarter                7.9375    7.000     0.06

                                                        Dividend
         Year Ended                                       Paid
         December 31, 2000            High       Low   Per Share
         -------------------------- --------  -------  ---------

         Fourth quarter             $ 7.5625  $ 6.500  $  0.06
         Third quarter                7.0625    6.250     0.06
         Second quarter               8.3125    5.500     0.06
         First quarter                8.1875    5.750     0.06

         On July 19, 2002, the business day immediately preceding the public announcement of the merger, and on ________, 2002, the closing prices of Finger Lakes Bancorp common stock as reported on the Nasdaq National Market were $13.37 per share and $_____ per share, respectively.

                       THE MERGER AND THE MERGER AGREEMENT

         The description of the merger and the merger agreement contained in this proxy statement-prospectus describes the material terms of the merger agreement; however, it does not purport to be complete. It is qualified in its entirety by reference to the merger agreement. We have attached a copy of the merger agreement as Appendix A.

General

         In the merger, and as described in the merger agreement, Finger Lakes Bancorp will merge into First Niagara Financial Group (or a subsidiary thereof). Outstanding shares of Finger Lakes Bancorp common stock will be converted into cash or shares of First Niagara Financial Group common stock, issued as part of or immediately following completion the conversion and stock offering at the $10.00 price at which the stock is being sold in the offering. Cash will be paid in lieu of any fractional share of Finger Lakes Bancorp common stock. See "Election to Receive Cash or Stock; Conversion of Shares in the Merger" below. As a result of the merger, the separate corporate existence of Finger Lakes Bancorp will cease and First Niagara will succeed to all the rights and be responsible for all the obligations of Finger Lakes Bancorp. Immediately after the merger of Finger Lakes Bancorp into First Niagara Financial Group, Savings Bank of the Finger Lakes will merge into First Niagara Bank and the separate corporate existence of Savings Bank of the Finger Lakes shall cease to exist.

Elections to Receive Cash or Stock; Conversion of Shares in the Merger

         At the effective time of the merger, by virtue of the merger and without any further action on the part of Finger Lakes Bancorp, First Niagara Financial Group or holders of their securities:

         . any shares of Finger Lakes Bancorp common stock that are owned by First Niagara Financial Group or Finger Lakes Bancorp or any their subsidiaries will be canceled and retired and cease to exist, and no First Niagara Financial Group common stock or other consideration will be issued or delivered in exchange for those shares; and

         . each share of Finger Lakes Bancorp common stock issued and outstanding, other than any shares to be canceled as described above, will be converted into and become the right to receive the merger consideration in the form of cash or First Niagara Financial Group common stock, or a combination of cash and First Niagara Financial Group common stock, all as more fully described below.

         . each issued and outstanding share of common stock of First Niagara Financial Group will remain one share of common stock of First Niagara Financial Group;

         The amount of merger consideration to be received for each share of Finger Lakes Bancorp common stock will be $20.00, in the form of cash, shares of First Niagara Financial Group common stock issued as part of or immediately following completion of its conversion and stock offering (at a value of $10.00 per share), or a combination thereof. For example, if a stockholder elects to receive the $20.00 merger consideration entirely in the form of First Niagara Financial Group common stock, which election is fulfilled, each share of Finger Lakes Bancorp common stock will be converted into the right to receive two (2) shares of First Niagara Financial Group common stock.

         No fractional shares will be issued; fractional shares will be converted into cash determined by multiplying $10.00 by the fraction of a share of First Niagara Financial Group common stock which the holder would otherwise by entitled to receive First Niagara common stock.

         Although you will be offered the opportunity to elect to receive the $20.00 per share merger consideration in the form of either cash or First Niagara Financial Group common stock, the merger agreement requires that the total consideration be 50% in cash and 50% in First Niagara Financial Group stock. Therefore you may receive a combination of cash and shares of First Niagara Financial Group for your Finger Lakes Bancorp shares, depending on the elections made by other Finger Lakes Bancorp shareholders.

         Shortly you will receive an Election Form for use in electing whether you:

         .    wish to receive cash for their Finger Lakes Bancorp shares;

         . wish to receive shares of First Niagara Financial Group common stock for their Finger Lakes Bancorp shares;

         . wish to receive a combination of cash and First Niagara Financial Group common stock; or

         .    have no preference.

         If you do not make an election or if the Election Form is received after the deadline, you will be deemed to have made an election to receive merger consideration in the form of cash and/or common stock, as First Niagara Financial Group shall determine in its sole discretion. All elections will be irrevocable. Each holder (that is, each registered shareholder account) is generally required to make a single election for each of the accounts. Nominees, trustees and others who hold shares of Finger Lakes Bancorp common stock in representative capacities may submit multiple forms of election so long as each election form covers all of the shares of Finger Lakes Bancorp common stock held for a particular beneficial owner. The election form should be returned, with your certificates, to the exchange agent, as the election form provides.

         If the aggregate requests for cash is greater than $33,179,000, the amount of cash consideration that each Finger Lakes Bancorp stockholder electing to receive cash will receive will be reduced on a pro rata basis. These stockholders will receive stock consideration for any of their Finger Lakes Bancorp shares for which they do not receive cash.

         If the aggregate requests for First Niagara Financial Group common stock is greater than $33,179,000, the amount of First Niagara's common stock that each Finger Lakes Bancorp shareholder electing to receive First Niagara Financial Group common stock will be reduced on a pro rata basis. These shareholders will receive cash consideration for any Finger Lakes Bancorp shares for which they do not receive First Niagara Financial Group common stock.

         We will pay cash in lieu of any fractional share of First Niagara Financial Group common stock, after aggregating all fractional share interests of any shareholder who holds more than one certificate for Finger Lakes Bancorp common stock.

         All shares of Finger Lakes Bancorp common stock converted as provided above will no longer be outstanding and will automatically be canceled and retired and will cease to exist. Each holder of a certificate representing, immediately prior to the effective time of merger, any such shares of Finger Lakes Bancorp common stock will cease to have any rights with respect to those shares, except the right to receive the merger consideration as described above. See "--Exchange of Finger Lakes Bancorp Certificates; No Fractional Shares."

         Employees who hold shares of Finger Lakes Bancorp common stock through their accounts in the ESOP will be able to direct the ESOP Trustee in this manner to make an election for their account. The ESOP Trustee will make the election for the unallocated ESOP shares.

Exchange of Finger Lakes Bancorp Certificates; No Fractional Shares

         Until the effective date of the merger, publicly held shares of Finger Lakes Bancorp common stock will continue to be available for trading on the Nasdaq National Market under the symbol "FLBC." Upon completion of the merger, the outstanding shares of Finger Lakes Bancorp will automatically convert into the right to receive the merger consideration, as elected by the stockholders and subject to the aggregate limitations on cash and shares of common stock of First Niagara Financial Group.

         First Niagara Financial Group has designated _______________ to act as exchange agent under the merger agreement. As of the effective time of the merger, First Niagara Financial Group will deposit with the exchange agent for exchange through the exchange agent, cash and certificates representing the shares of First Niagara Financial Group common stock issuable pursuant to the merger agreement in exchange for outstanding shares of Finger Lakes Bancorp common stock. That cash and those certificates for shares of First Niagara Financial Group common stock, together with any dividends or distributions and together with any cash to be paid for fractional share interests, will be held as an exchange fund by the exchange agent until paid to the former Finger Lakes Bancorp shareholders or otherwise transferred as described in this section.

         Shortly you will receive an Election Form and letter of transmittal and instructions for surrendering your Finger Lakes Bancorp stock certificate in exchange for cash or shares of First Niagara Financial Group common stock or both. If you hold your shares in street name, you need not surrender certificates. Follow your nominee, trustee or broker's written instructions regarding making your election. Nominees, trustees and others who hold shares of Finger Lakes Bancorp common stock in representative capacities may submit multiple forms of election so long as each election form covers all of the shares of Finger Lakes Bancorp common stock held for a particular beneficial owner. During the time between when the election is made and the merger is completed, Finger Lakes Bancorp shareholders will be unable to sell their Finger Lakes Bancorp stock.

         Upon surrender of a Finger Lakes Bancorp stock certificate for cancellation to the exchange agent, together with a duly executed election form and any other documents the exchange agent may reasonably require, the holder of a Finger Lakes Bancorp stock certificate will be entitled to receive in exchange, upon completion of the merger:

         . a certificate representing that number of whole shares of First Niagara Financial Group common stock into which the Finger Lakes Bancorp shares formerly represented by the stock certificate have been converted and cash in lieu of any fractional share;

         . cash into which the Finger Lakes Bancorp shares formerly represented by the stock certificate have been converted; or

         . a combination of cash and shares of First Niagara Financial Group common stock;

and the surrendered Finger Lakes Bancorp stock certificate will be canceled, all as more fully described below.

         At the effective time of the merger, the stock transfer books of Finger Lakes Bancorp will be closed and there will be no further registration of transfers of shares of Finger Lakes Bancorp common stock thereafter on the records of Finger Lakes Bancorp. After the effective time of the merger, the holders of Finger Lakes Bancorp stock certificates outstanding immediately prior to the effective time of the merger will cease to have any rights with respect to the shares of Finger Lakes Bancorp common stock formerly represented by those certificates except as otherwise provided in the merger agreement or by law.

         In the event of a transfer of ownership of shares of Finger Lakes Bancorp common stock which is not registered in the transfer records of Finger Lakes Bancorp, a certificate representing the proper number of shares of First Niagara Financial Group common stock, a check in the proper amount of cash that the holder is entitled to receive in respect of the Finger Lakes Bancorp shares pursuant to the merger agreement, and any cash in lieu of a fractional share, will be delivered to the transferee if the Finger Lakes Bancorp stock certificate which represented the shares of Finger Lakes Bancorp common stock is presented to the exchange agent, accompanied by all documents required to make the transfer and by evidence that any applicable stock transfer taxes have been paid.

         Until surrendered as contemplated by the merger agreement after the merger, each Finger Lakes Bancorp stock certificate will represent only the right to receive the merger consideration in cash or shares of First Niagara Financial Group common stock, or both, as contemplated by the merger agreement.

         First Niagara Financial Group will not pay dividends or make other distributions to the holder of any unsurrendered Finger Lakes Bancorp stock certificate with respect to any shares of First Niagara Financial Group common stock represented by the Finger Lakes Bancorp stock certificate after the merger, and no cash payment will be paid to the holder, until the holder sends in the Finger Lakes Bancorp stock certificate. Subject to the effect of any applicable law, after we receive a Finger Lakes Bancorp stock certificate, we will promptly pay to the holder of the certificate, without interest:

         . the amount of any cash payable with respect to the surrendered Finger Lakes Bancorp stock certificate to which the holder is otherwise entitled; and

         . the amount of any such dividends or distributions to which the holder is entitled.

         First Niagara Financial Group will not issue fractional shares of its common stock in the merger. Instead, all fractional share interests of a holder of more than one Finger Lakes Bancorp stock certificate will be combined to maximize the number of whole shares of First Niagara Financial Group common stock to be issued and minimize the fractional interests to be paid in cash. If a fractional share interest results after the combination, First Niagara Financial Group will pay the holder of a fractional share interest an amount in cash based on a price of $10.00 for each full share of First Niagara Financial Group common stock.

         If any portion of the exchange fund has not been paid or delivered to the Finger Lakes Bancorp shareholders 12 months after the effective time of merger, First Niagara Financial Group will be entitled to receive it upon demand. If that occurs, any Finger Lakes Bancorp shareholders who have not yet delivered their Finger Lakes Bancorp stock certificates to the Exchange Agent must instead look only to First Niagara Financial Group for payment of their claim for cash or shares of First Niagara Financial Group common stock, or both, and any dividends or distributions with respect to First Niagara Financial Group common stock. Neither the exchange agent nor any party to the merger agreement will be liable to any Finger Lakes Bancorp shareholder for any property delivered to any public official pursuant to any abandoned property, escheat or similar law.

         First Niagara Financial Group will be entitled to deduct and withhold from the consideration otherwise payable pursuant to the merger agreement to any Finger Lakes Bancorp shareholder any amount that First Niagara Financial Group is required to deduct and withhold under any provision of federal, state, local or foreign tax law. Any withheld amounts will be treated for all purposes of the merger agreement as having been paid to the Finger Lakes Bancorp shareholder in respect of which the deduction and withholding was made by First Niagara.

Background of and Reasons for the Merger

         As part of its ongoing strategic planning and to enable the Board to exercise its fiduciary responsibilities on an informed basis, the board of directors of Finger Lakes Bancorp has regularly reviewed the bank and thrift merger and acquisition market as a possible means of providing value to its stockholders. To assist the Board in this area, Endicott Financial Advisors, L.L.C. was retained on October 1, 1996. Endicott Financial Advisors periodically discussed strategic options with the Finger Lakes Bancorp's board of directors. In that connection, Endicott Financial Advisors met annually with the board of directors to discuss strategic options and review comprehensive data prepared by Endicott Financial Advisors. These discussions, and in particular the annual review, included economic and industry overviews, company valuations, and analyses of potential merger transactions. The board reviewed with Endicott Financial Advisors the continuing consolidation activity taking place in the banking industry nationwide and the increased activity in upstate New York. Among other things, the board discussed the benefits that increased scales of operations contribute to product innovations and technological developments.

         On June 3, 2002, Endicott Financial Advisors met with the board and provided a detailed briefing to the board on the competitive environment, the performance of the company, the need to provide a better return for shareholders and the alternatives available to the company. Following this briefing and extensive discussion by the board, the board decided that partnering with another financial institution might be an advantageous alternative due to market and economic conditions. The board particularly considered the stock market's general decline since September 11, 2001, and the market risks posed by other non-company and non-industry events. The board selected a group of Directors to act as a special committee, working with Endicott Financial Advisors to identify one or more financial institutions as potential partners and to coordinate contact with such institutions.

         Reflecting the decision to undertake a more active posture with respect to its strategic options, the committee met with Endicott Financial Advisors on June 17, 2002. At that meeting, Endicott Financial Advisors reviewed with the committee selected information on a selective list of qualified potential partners numbering ______________. The committee reviewed the materials and prioritized the list of potential partners. They identified two institutions that had previously expressed general interest to Mr. Bowers, the CEO of Finger Lakes Bancorp, in engaging in more active conversations at a time as was deemed appropriate by Finger Lakes Bancorp's board. These two companies had operating philosophies similar to that of Finger Lakes Bancorp, and analyses suggested both had the ability and willingness to pay a substantial premium to the current market price. Mr. Bowers and Endicott Financial Advisors were authorized to contact these two companies over the next several weeks to assess whether each of these two companies would be interested in pursuing a transaction at the current time. One of the two companies identified was First Niagara Financial Group, Inc Separate meetings were scheduled for Mr. Bowers with the CEO of First Niagara Financial Group and the second company during the week of July 15, 2002.

         On June 24, 2002, prior to the planned meeting, Mr. Bowers received a telephone call from Mr. William Swan, President and Chief Executive Officer of First Niagara. Mr. Swan told Mr. Bowers of First Niagara Financial Group's intention to convert from a Mutual Holding Company to a full stockholder owned company through a second-step conversion scheduled to be announced on July 22, 2002. Mr. Swan expressed interest in a potential merger between First Niagara Financial Group and Finger Lakes Bancorp, to be announced and completed simultaneously with the conversion. Mr. Swan and Mr. Bowers agreed to meet on July 9, 2002, to discuss the prospects of such a transaction. Because of the confidential nature of the anticipated discussion, Mr. Swan and Mr. Bowers signed a joint confidentiality agreement on June 24, 2002 and June 28, 2002, respectively.

         On July 1, 2002, Mr. Bowers informed the committee of First Niagara Financial Group's interest and the conversation held by Mr. Bowers and Mr. Swan as well as the July 9 meeting. The committee asked Mr. Bowers and Endicott Financial Advisors to examine the merits of the potential acquisition and simultaneous conversion transaction with Niagara. The committee also authorized Endicott Financial Advisors and Mr. Bowers to contact the second identified potential partner prior to the previously scheduled meeting and to request a detailed proposal. Endicott Financial Advisors contacted such party on July 2, 2002, and held several conversations with their financial advisor relating to the second party's interest in pursing discussions at the present time and their ability to provide a preliminary indication of their interest in a timely manner.

         On July 9, 2002, Mr. Bowers met with Mr. Swan and other members of the First Niagara Financial Group management to discuss preliminary pricing and terms of the transaction. Mr. Bowers was told that the preliminary interest was in acquiring all of the shares of stock of Finger Lakes Bancorp in a 50/50 stock/cash combination for $18.50 to $19.00 per share, with the stock portion to be exchanged into newly issued conversion shares as part of the conversion transaction. Numerous conversations were held between July 9 and July 12 between Endicott Financial Advisors and First Niagara Financial Group's financial advisor, ultimately resulting in a revised written proposal, in the form of a preliminary term sheet, which increased the per share amount to $20.00 per share under the equal amounts of stock and cash structure discussed above. The revised proposal and preliminary term sheet included an agreement to purchase the shares for $20.00 in cash if First Niagara Financial Group was unable to complete the intended second step transaction.

         During this same period, Endicott Financial Advisors also held several conversations with the second party's financial advisor. On July 14, the second party orally indicated interest in an all cash acquisition of Finger Lakes Bancorp at $19.00 per share. At a board of directors meeting held on July 15, 2002, Mr. Bowers apprised the board of both indications of interest and the ongoing discussions and negotiations. Endicott Financial Advisors reviewed the aspects of the valuation analysis it had reviewed at the June 2, 2002 board meeting, financial aspects of First Niagara Financial Group and the second party, and the potential structures under which each of the proposed merger transactions could be consummated. The discussion with the board included the potential value of the shares to be exchanged and the risks associated with a transaction and the all cash nature of the second lower priced indication of interest. The board decided to suspend discussions with the second party as the Niagara proposal appeared to offer better value and better served the interests of shareholders.

         The board of directors authorized senior management, the committee and its advisors to enter into negotiations and engage in due diligence with the goal of accomplishing a merger transaction under the terms generally reviewed with the board and at a per share price no less than the $20.00 proposed. Following the board's actions, Mr. Bowers and Mr. Swan, accompanied by their respective investment advisors, met on the evening of July 15, 2002, to advise First Niagara Financial Group of Finger Lakes Bancorp's willingness to enter into a definitive agreement subject to successful due diligence review and for the price and equal stock in cash terms outlined above. These discussions were lengthy and Mr. Swan advised Mr. Bowers that he intended to announce the transaction on July 22, 2002, at the same time as the announcement of First Niagara Financial Group's second step conversion. Finger Lakes Bancorp, Niagara and their respective advisors engaged in further negotiations and due diligence from July 16 through July 21. These discussions resulted in the negotiation of the merger agreement. A board of directors meeting was held on July 21, 2002, at which Finger Lakes Bancorp's counsel and financial advisors presented the terms of the merger agreement, the financial terms of the transaction, the results of due diligence, and the fairness opinion and valuation analysis performed by Endicott Financial Advisors. At this meeting, the board of directors unanimously adopted and approved the merger, the merger agreement, and the transactions contemplated thereby.

         Factors Considered by the Finger Lakes Bancorp Board of Directors

         In determining whether to approve the merger and the Agreement and Plan of Reorganization, the board of directors considered a number of factors, including the following principal factors:

         (i) the recent performance trends of Finger Lakes Bancorp and their impact on shareholder value, and other factors affecting the shareholders of Finger Lakes Bancorp;

         (ii) the merger consideration to be received by the shareholders of Finger Lakes Bancorp in the merger and the board of directors' view of the likelihood that the merger would deliver value to the shareholders of Finger Lakes Bancorp exceeding the value that could be expected in connection with continued independence;

         (iii) the oral presentation of and written materials prepared by Endicott Financial Advisors, followed by written confirmation, with respect to its determination as to the fairness of the merger, from a financial point of view, to Finger Lakes Bancorp's shareholders, and the analyses, methodologies and conclusions underlying such determination (see "THE MERGER AND THE MERGER AGREEMENT - Opinion of Financial Advisor");

         (iv) the historical and recent earnings performance of Finger Lakes Bancorp;

         (v) Finger Lakes Bancorp's future prospects and uncertainties in the financial services business in which Finger Lakes Bancorp engages;

         (vi) conditions in the banking industry, including increased competition and consolidation;

         (v) the current and prospective economic, competitive and regulatory environment facing Finger Lakes Bancorp in particular and financial institutions in general;

         (vii) comparisons to the prices and multiples of certain valuations in recent acquisitions of companies deemed to be similar in certain respects to Finger Lakes Bancorp (see "THE MERGER AND THE MERGER AGREEMENT - Opinion of Financial Advisor");

         (viii) the likelihood that the merger could be consummated, noting the timing of and conditions to the merger, and the expected effect of the announcement of the merger on relationships with Finger Lakes Bancorp's customers, employees, service providers and suppliers;

         (ix) the nature and compatibility of the management and business philosophies of Finger Lakes Bancorp and First Niagara Financial Group, and the appointment of a current director of Finger Lakes Bancorp to the First Niagara Financial Group board of directors;

         (ix) the terms and conditions set forth in the merger agreement, including, but not limited to, the provisions in the merger agreement permitting the board of directors to exercise its fiduciary responsibilities to consider and respond to unsolicited bona fide third-party offers to acquire Finger Lakes Bancorp, subject to certain limitations (see "THE MERGER AND THE MERGER AGREEMENT - No Solicitation by Finger Lakes Bancorp");

         (x) the results of Finger Lakes Bancorp's due diligence activities with First Niagara Financial Group, which indicated that the company was financially sound and had the capital resources necessary to complete the transaction; and

         (xi) the ability to exercise a "fiduciary out" under certain circumstances, and the absence of a provision affording First Niagara Financial Group an option to purchase Finger Lakes Bancorp stock in the event the proposed acquisition between First Niagara Financial Group and Finger Lakes Bancorp did not occur.

         The description of the information and factors considered by the board of directors of Finger Lakes Bancorp above is not meant to be exhaustive but is believed to include all material factors considered by the board of directors of Finger Lakes Bancorp. The board of directors did not quantify or attach any particular weight to the various factors that it considered in reaching its determination that the merger agreement is advisable, and in the best interest of the shareholders of Finger Lakes Bancorp. Rather, the board of directors made its determination based on the totality of information available to it, and the judgments of individual directors may have been influenced to a greater or lesser degree by different factors. In considering the recommendation of the board of directors of Finger Lakes Bancorp with respect to the merger, shareholders of Finger Lakes Bancorp should be aware that the interests of certain directors and executive officers with respect to the merger are or may be different from or in addition to the interest of the shareholders of Finger Lakes Bancorp generally. The board of directors was aware of these interests and took them into account in making its recommendation. (See "THE MERGER AND THE MERGER AGREEMENT - Interests of Certain Persons in the Merger.")

         THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS ADOPTION OF THE AGREEMENT AND PLAN OF REORGANIZATION BY THE SHAREHOLDERS OF FINGER LAKES BANCORP.

Opinion of Financial Advisor

         The board of directors of Finger Lakes Bancorp retained Endicott Financial Advisors to deliver an opinion to it as to the financial fairness of the merger consideration to Finger Lakes Bancorp shareholders. Endicott Financial Advisors delivered to the board of directors of Finger Lakes Bancorp its oral opinion, as of July 21, 2002, to the effect that, as of that date and based upon and subject to the various considerations described therein, the merger consideration of $20.00 in cash or conversion shares of First Niagara Financial Group common stock, subject to adjustment such that the aggregate is 50% cash and 50% stock, to be received by the holders of Finger Lakes Bancorp common stock pursuant to the merger agreement is fair to such shareholders from a financial point of view. As set forth in its opinion, Endicott Financial Advisors assumed and relied upon, without independent verification, the accuracy and completeness of the information reviewed by it for the purposes of its opinion. Endicott Financial Advisors did not make or obtain an independent evaluation or appraisal of the assets or liabilities of Finger Lakes Bancorp.

         At the July 21, 2002 meeting of Finger Lakes Bancorp's board of directors, at which the board of directors reviewed and considered the terms of the merger, Endicott Financial Advisors made a lengthy presentation discussing the factors that it considered in evaluating the proposed terms of the transaction and delivered its oral opinion that the merger consideration was fair to holders of common stock from a financial point of view. The presentation included a discussion of the basis for, and the methodologies used by Endicott Financial Advisors to reach its oral opinion. Endicott Financial Advisors subsequently delivered to Finger Lakes Bancorp's board of directors its written opinion, dated as of _________, 2002, confirming its oral opinion.

         The full text of Endicott Financial Advisors' opinion, which sets forth the assumptions made, procedures followed and matters considered in, and the limitations on, the review undertaken in connection with its opinion, is attached as Appendix B and is incorporated in this document by reference. The summary of the opinion set forth below is qualified in its entirety by reference to the full text of the opinion. The opinion of Endicott Financial Advisors, LLC is directed to Finger Lakes Bancorp's Board of Directors and does not constitute recommendations to you or any other stockholder as to how to vote with respect to the merger, the form of consideration to be elected in the merger, or any other matter relating to the proposed transaction.

         In connection with the opinion, Endicott Financial Advisors reviewed and considered, among other things, the following:

         (i) The proposed agreement and plan of merger, including other exhibits and schedules;

         (ii) audited consolidated financial statements and management's discussions and analysis of the financial condition and results of operations for Finger Lakes Bancorp (and its predecessor company) and for First Niagara Financial Group for the three fiscal years ended December 31, 2001;

         (iii) unaudited consolidated financial statements and management's discussions and analysis of the financial condition and results of operations for Finger Lakes Bancorp and for First Niagara Financial Group for the quarters ended June 30 and March 31, 2002;

         (iv) financial analyses and forecasts for Finger Lakes Bancorp and for First Niagara Financial Group prepared by their respective managements;

         (v) certain other publicly available business and financial information relating to Finger Lakes Bancorp and to First Niagara Financial Group;

         (vi) the views of senior management of Finger Lakes Bancorp and First Niagara Financial Group of their respective past and current business operations, results thereof, financial condition and future prospects;

         (vii) certain reported price and trading activity for Finger Lakes Bancorp and First Niagara Financial Group, including a comparison of certain financial and stock market information with similar information for certain other companies the securities of which are publicly traded, including the performance of the shares of selected mutual-to-stock conversions;

         (viii) the financial terms of recent business combinations in the banking industry;

         (ix) the pro forma impact of the transaction on First Niagara Financial Group, including pro forma information which reflected results using projected cost savings anticipated by First Niagara Financial Group; and

         (x) the current market environment generally and the banking environment in particular.

Endicott Financial Advisors also held discussions with members of senior management of Finger Lakes Bancorp regarding the rationale for the merger and the future prospects of Finger Lakes Bancorp. In preparing the opinion, Endicott Financial Advisors performed a variety of financial and comparative analyses and made assumptions in conjunction with Finger Lakes Bancorp with respect to assets, financial conditions and other matters, many of which are beyond the control of Finger Lakes Bancorp. The estimates of value arrived at by Endicott Financial Advisors based on such analyses and the valuation results determined from any particular analysis are not necessarily indicative of actual values or predictive of future results or values, and are inherently subject to substantial uncertainty.

         The following paragraphs summarize the most significant quantitative and qualitative analyses performed by Endicott Financial Advisors in arriving at its opinion and reviewed by Finger Lakes Bancorp's board of directors.

         Earnings and Discounted Cash Flow Analysis Endicott Financial Advisors projected Finger Lakes Bancorp's earnings for 2002-2006, based on management's forecasts and the company's historical performance. Using these projections and market data, Endicott Financial Advisors calculated the value of Finger Lakes Bancorp shares over the next four years. This analysis assumed Finger Lakes Bancorp was not acquired but remained independent for the projected period.

         The forecasts assumed moderate growth in Finger Lakes Bancorp's balance sheet, with assets increasing from $356 million at March 31, 2002 to $459 million in 2006; and loans increasing from $186 million at March 31, 2002 to $265 million in 2006. Liabilities were projected to increase from $322 million to $417 million and deposits increasing from $246 million to $322 million. 2006 earnings were calculated by applying a net interest spread of 3.36%, resulting in a net interest margin of 3.51%. Non-interest income and expenses as a percent of assets were projected at 0.65% and 2.61%, respectively. This scenario resulted in 2006 earnings of $3.7 million.

         Based on these assumptions, Endicott Financial Advisors determined the theoretical value of a share of Finger Lakes Bancorp common stock at the end of the projected period by applying terminal multiples (ranging from 10x to 22x earnings and 100% to 200% of tangible book value) and discount rates (ranging from 9% to 14%) that Endicott Financial Advisors viewed as appropriate for a company with Finger Lakes Bancorp's particular risk characteristics. Endicott Financial Advisors derived a range of Net Present Values ("NPV") of the stock market value of Finger Lakes Bancorp based on price-to-earnings multiples of between $7.57 and $19.24 per share. At the median peer range of trading multiples between 10.00x to 14.00x earnings and a range of discount rates of 10%-12%, viewed as appropriate for a company with Finger Lakes Bancorp's operating history and limited stock trading activity, Endicott Financial Advisors calculated a NPV range per share of $8.25-$12.13. Based on price-to-tangible book value multiples Endicott Financial Advisors derived a range of NPV between $8.85 and $20.83 per share. At the median peer range of trading multiples between 110%-120% and a range of discount rates of 10%-12%, viewed as appropriate for a company with Finger Lakes Bancorp's operating history and limited stock trading activity, Endicott Financial Advisors calculated a NPV range per share of $10.51-$12.42.

                             2006 Net Present Value:

                -------------------------------------------------
                Based on Terminal Price-to-Earnings Multiples (x)
                -------------------------------------------------
                                  Stock Market
                -------------------------------------------------
  Discount Rate       10.0     11.0     12.0     13.0     14.0
                -------------------------------------------------
            10%      $9.01    $9.79    $10.57   $11.35   $12.13
            11%      $8.62    $9.37    $10.11   $10.86   $11.61
            12%      $8.25    $8.97    $ 9.68   $10.39   $11.10
                -------------------------------------------------

                      -------------------------------------
                      Based on Terminal Price-to-Book Ratio
                      -------------------------------------
                                  Stock Market
                      -------------------------------------
        Discount Rate            110%        120%
                      -------------------------------------
                  10%           $11.48      $12.42
                  11%           $10.99      $11.88
                  12%           $10.51      $11.37
                      -------------------------------------

         Endicott Financial Advisors derived a range of NPVs for the merger market value of the shares of Finger Lakes Bancorp based on median price-to-earnings and price-to-book value multiples for the acquisition of companies similar to Finger Lakes Bancorp. At the range of merger and acquisition multiples of approximately 16.00x-20.00x earnings calculated by Endicott Financial Advisors and a range of discount rates of 10%-12%, Endicott Financial Advisors calculated a NPV range per share of $12.53-$16.83. At the range of merger and acquisition multiples of approximately 160%-180% of tangible book value and a range of discount rates of 10%-12%, Endicott Financial Advisors calculated a NPV range per share of $14.78-$18.04.

                             2006 Net Present Value

            -----------------------------------------------------------
                Based on Terminal Price-to-Earnings Multiples (x)
            -----------------------------------------------------------
                                  Merger Market
            -----------------------------------------------------------
            Discount Rate     16.0      17.0        18.0       20.0
            -----------------------------------------------------------
                 10%         $13.70    $14.48      $15.26     $16.83
                 11%         $13.10    $13.85      $14.59     $16.09
                 12%         $12.53    $13.24      $13.96     $15.38
            -----------------------------------------------------------

            -----------------------------------------------------------
                      Based on Terminal Price-to-Book Ratio
            -----------------------------------------------------------
                                  Merger Market
            -----------------------------------------------------------
            Discount Rate       160%         170%          180%
            -----------------------------------------------------------
                 10%           $16.16       $17.10        $18.04
                 11%           $15.45       $16.35        $17.24
                 12%           $14.78       $15.63        $16.49
            -----------------------------------------------------------

         Pro Forma Analysis. Endicott Financial Advisors performed pro forma merger analyses based on earnings forecasts provided by the managements of Finger Lakes Bancorp and First Niagara Financial Group, respectively. Endicott Financial Advisors noted that First Niagara Financial Group will maintain "well capitalized" status under regulatory guidelines after giving effect to the merger and conversion. Assumptions and analyses of the accounting treatment, acquisition adjustments, conversion adjustments, operating efficiencies and other adjustments were made to arrive at a pro forma analysis to determine the effect of the transaction on First Niagara. Endicott Financial Advisors noted that based on the merger consideration for each share of Finger Lakes Bancorp common stock, the merger will be accretive to First Niagara's earnings per share during the first full year of combined pro forma operations.

     Endicott Financial Advisors analyzed the impact of First Niagara Financial Group's second-step conversion using information provided by First Niagara Financial Group. Endicott Financial Advisors' projections assumed a wide range of gross proceeds for the conversion. Endicott Financial Advisors analyzed the impact of the conversion on First Niagara Financial Group, then created pro forma analyses based on the fully converted company acquiring Finger Lakes Bancorp. Endicott Financial Advisors noted that based on the merger consideration and the conversion transaction, the merger will be accretive to Finger Lakes Bancorp's earnings and book value per share for those shares exchanged into newly issued common shares as part of the merger.

     Comparable Companies Analysis. Endicott Financial Advisors analyzed publicly available information to compare selected financial and market information for three groups of peer companies that Endicott Financial Advisors selected and deemed to be relevant for this purpose. The three peer groups were:

     Group 1   Mid-Atlantic Thrifts with $250-$500 million in assets - 11 companies.
     Group 2   National Thrifts with $250-$500 million in assets - 58 companies.
     Group 3   Recently Converted Thrifts with $250-$500 million in assets - 7 companies.

     The financial information Endicott Financial Advisors analyzed included book value, tangible book value, earnings, asset quality ratios, loan loss reserve levels, profitability and capital adequacy for Finger Lakes Bancorp and the median value for each of the peer groups for each year since 1997 and the quarter ending June 30, 2002. Endicott Financial Advisors calculated median stock market valuation multiples for Finger Lakes Bancorp and for each of the three groups using price-to-earnings, price-to-book value and price-to-tangible book value. Endicott Financial Advisors noted that historically Finger Lakes Bancorp's efficiency ratio has been high relative to the groups. Also, Finger Lakes Bancorp's loan growth exceeds the groups' median, while its return on average equity was relatively low during the entire period. The results of this analysis for the June 30, 2002 quarter are summarized in the following table:

--------------------------------------------------------------------------------
                                   Finger Lakes  Group 1    Group 2    Group 3
--------------------------------------------------------------------------------
Price-to-2001 Earnings                15.22x      11.06x     11.81x     15.49x
--------------------------------------------------------------------------------
Price-to-Book Value                  119.66%     119.66%    107.64%     97.24%
--------------------------------------------------------------------------------
Price-to-Tangible Book Value         119.66%     119.66%    110.63%     94.57%
--------------------------------------------------------------------------------
Tangible Equity-to-Tangible Assets     9.57%       8.55%      8.21%      9.57%
--------------------------------------------------------------------------------
Loans-to-Total Deposits               76.38%      90.24%    102.13%     76.38%
--------------------------------------------------------------------------------
NPA's to Total Assets                  0.10%       0.72%      0.38%      0.11%
--------------------------------------------------------------------------------
Loan Growth (LTM)                     32.11%       2.86%      1.02%     10.56%
--------------------------------------------------------------------------------
Efficiency Ratio                      68.05%      61.13%     65.93%     66.72%
--------------------------------------------------------------------------------
Return on Average Equity               7.78%      11.20%      9.35%      5.67%
--------------------------------------------------------------------------------

     Analysis of Selected Merger Transactions. Endicott Financial Advisors reviewed trends in the pricing of merger and acquisition transactions announced since January 1, 1990 involving publicly traded commercial banks and thrifts each as sellers. Among those reviewed were three groups of thrift transactions that occurred in 1999-2002:

     Group 1 Acquisitions of Mid-Atlantic Thrifts with $250-$500 Million in Assets Announced since January 1, 1999.

         Group 2 Acquisitions of Thrifts with $250-$500 Million in Assets Announced since January 1, 1999.
         Group 3 Acquisitions of All Thrifts Announced since January 1, 2001. (Transactions under $15 Million in Total Value Excluded).

         For each of the transactions in the three groups, Endicott Financial Advisors calculated, among other things, the multiples of the transaction value to book value, tangible book value and last twelve months net income. Endicott Financial Advisors also calculated the core deposit premium (defined as the transaction value minus tangible book value divided by core deposits, excluding certificates of deposit with balances equal to or greater than $100,000) and the premium to the seller's stock price from three months prior. Endicott Financial Advisors' computations yielded the following multiples:

--------------------------------------------------------------------------------
                                       Price to                         Premium
                Number of   Price-to   Tangible  Price to Core Deposit to Seller
Thrift Groups Transactions Book Value Book Value Earnings    Premium     Price
--------------------------------------------------------------------------------
      1             6         137%       142%    26.6x        10.17%     42.85%
--------------------------------------------------------------------------------
      2            23         140%       144%    19.5x        11.36%     47.43%
--------------------------------------------------------------------------------
      3            37         150%       151%    18.5x         9.07%     43.17%
--------------------------------------------------------------------------------

         Endicott Financial Advisors then applied these ranges of multiples derived from these analyses to comparable data for Finger Lakes Bancorp, and calculated the following range of imputed values for shares of Finger Lakes
Bancorp:

         -----------------------------------------------------------------
                  Price-to-   Tangible             Core Dep.  Premium to
          Group   Book Value Book Value   Earnings  Premium  Seller Price
         -----------------------------------------------------------------
            1       $16.08     $16.57      $21.25   $19.82      $17.80
         -----------------------------------------------------------------
            2       $16.37     $16.86      $15.59   $20.77      $18.37
         -----------------------------------------------------------------
            3       $17.52     $17.61      $14.79   $18.95      $17.84
         -----------------------------------------------------------------

         No company or transaction, however, used in this analysis is identical to Finger Lakes Bancorp, First Niagara Financial Group or the Merger. Accordingly, an analysis of the foregoing is not mathematically precise; rather it involves complex considerations and judgments concerning differences in the financial and operating characteristics of the companies and other factors that affect the public trading values of the companies or company to which they are being compared.

         Endicott Financial Advisors has served as financial advisor to Finger Lakes Bancorp since October 1, 1996, pursuant to the terms of the retainer agreement between the parties. As required by the terms of its retainer agreement, Finger Lakes Bancorp paid Endicott Financial Advisors a fee of $50,000 for rendering the Fairness Opinion that will be credited against the transaction fee. In addition, and pursuant to the terms of the retainer agreement, Finger Lakes Bancorp will pay Endicott Financial Advisors a transaction fee equal to 1.15% of the transaction value payable upon the consummation of the Merger.

         Finger Lakes Bancorp has also agreed to reimburse Endicott Financial Advisors for its reasonable out-of-pocket expenses in connection with its engagement and to indemnify Endicott Financial Advisors and its affiliates and their respective partners, directors, officers, employees, agents and controlling persons against certain expenses and liabilities, including liabilities under securities laws. In addition, during the year 2002, Finger Lakes Bancorp will pay Endicott Financial Advisors retainer fees totaling $6,250 per quarter for strategic and financial advisory services. In addition, certain affiliates of Endicott

Financial Advisors beneficially own, in the aggregate, ____________ shares of Finger Lakes Bancorp common stock, representing _______% of shares of Finger Lakes Bancorp common stock outstanding.

Employee Plans

         First Niagara Bank and Finger Lakes Bancorp have agreed that holders of outstanding Finger Lakes Bancorp stock options, including those held by officers and directors, may elect to receive cash or First Niagara Financial Group common stock based on a $20.00 per share merger consideration, minus the exercise price of the option. The election to receive cash or common stock is limited by the agreement of the parties that all option holders in the aggregate must receive 50% of the option-related consideration in cash and 50% in First Niagara Financial Group stock.

         The Finger Lakes Employee Stock Ownership Plan ("ESOP") ESOP will be terminated as of the consummation of the merger. The ESOP loan will be paid in full and the assets of the ESOP will be allocated and distributed to the ESOP participants in cash or shares of First Niagara Financial Group, in accordance with their elections. First Niagara Financial Group will review all other Finger Lakes Bancorp compensation and benefit plans to determine whether to maintain, terminate or continue such plans. All Finger Lakes Bancorp employees who become participants in a First Niagara Financial Group compensation and benefit plan shall, for purposes of determining eligibility and vesting periods, be given credit for service as an employee of Finger Lakes Bancorp or its subsidiaries, although credit for prior service for the First Niagara Employee Stock Ownership Plan is limited to a maximum of two years.

         See "Interests of Officers and Directors in the Merger" below for a discussion of employment agreements.

Interests of Directors and Officers In the Merger

         Employment Agreements. The existing employment agreements and severance agreements ("Employment Agreements") that Finger Lakes Bancorp has entered into with its officers will be honored by First Niagara Financial Group. The consummation of the merger constitutes a change in control under the Employment Agreements. Upon consummation of the merger, it is expected that the employment of Messrs. Bowers, Hammond, Harrison and Mayfield, and Ms. Zornow, will terminate. Under their Employment Agreements, Messrs. Bowers, Hammond, Harrison and Mayfield, and Ms. Zornow, will be entitled to receive as severance a cash payment equal to $____, $____, $____, $____ and $____, respectively. The cash severance includes reimbursement for the obligation to continue to provide health insurance coverage for the individuals.

         Indemnification. Pursuant to the merger agreement, First Niagara Financial Group has agreed that from and after the effective date through the sixth anniversary thereof, it will indemnify, defend and hold harmless each present and former officer or director of Finger Lakes Bancorp and its subsidiary (as defined in the merger agreement) (the "Indemnified Parties") against all losses, claims, damages, costs, expenses (including reasonable attorney's fees and expenses), liabilities, judgments and amounts that are paid in settlement (with the approval of First Niagara Financial Group, which approval shall not be unreasonably withheld) of or in connection with any threatened or actual claim, action, suit, proceeding or investigation (each a "Claim"), based in whole or in part on, or arising in whole or in part out of, the fact that such person is or was a director or officer of Finger Lakes Bancorp or its subsidiary, regardless of whether such Claim is asserted or arises before or after the closing date to the fullest extent to which directors and officers of Finger Lakes Bancorp are entitled under applicable law, Finger Lakes Bancorp Certificate of Incorporation and Bylaws, or other applicable law in effect on the date of the merger agreement (and First Niagara Financial Group will pay expenses in advance of the final disposition of any such action or proceeding to the fullest extent permitted to under applicable law, provided that the person to whom such expenses are advanced agrees to repay such expenses if it is ultimately determined that such person is not entitled to indemnification.)

         Directors' and Officers' Insurance. First Niagara Financial Group has further agreed, for a period of three years after the effective date, to cause the persons serving as officers and directors of Finger Lakes Bancorp immediately prior to the effective date to continue to be covered by Finger Lakes Bancorp' current directors' and officers' liability insurance policy (provided that First Niagara Financial Group may substitute therefor policies of at least the same coverage and amounts containing terms and conditions which are substantially no less advantageous than such policy) with respect to acts or omissions occurring prior to the effective date which were committed by such officers and directors in their capacity as such. First Niagara Financial Group is not required to spend more than 135% of the annual cost currently incurred by Finger Lakes Bancorp for its insurance coverage.

         Supplemental Executive Retirement Plan. Mr. Bowers is the beneficiary of a non-qualified, unfunded Supplemental Retirement Agreement (the "Retirement Agreement"), which is intended to provide Mr. Bowers with annual income in the form of a life annuity equal to 70% of his highest average annual base salary and bonus (over the consecutive 36-month period within the last 120 consecutive calendar months of employment) reduced by the sum of the benefits provided under the existing retirement plans or arrangements (increased by the social security offset amount), the annuitized value of his tax-qualified pension benefits payable from each of Savings Bank of the Finger Lakes and a prior employer and the annuitized value of his social security benefits attributable to employer contributions. For the year ended December 31, 2001, Savings Bank of the Finger Lakes accrued an expense of $86,689 towards Mr. Bowers' supplemental retirement income benefits. As a result of the merger, Finger Lakes Bancorp will make an accelerated payment of approximately $___ to fund its obligations under the Retirement Agreement.

         Appointment of G. Thomas Bowers to the Board of Directors of First Niagara Financial Group. Upon consummation of the merger, Mr. Bowers will be appointed to First Niagara Financial Group's Board of Directors. Mr. Bowers will be elected to a class of directors providing for a three year term following the effective date.

         Acceleration of Vesting of Restricted Stock Awards. First Niagara Financial Group has agreed that the vesting of awards of restricted stock that are outstanding to officers of Finger Lakes Bancorp may be accelerated into 2002 for individual tax planning purposes.

Management and Operations of Savings Bank of the Finger Lakes After the Merger

         When the merger is effective, the Savings Bank of the Finger Lakes will be merged into First Niagara Bank and its separate existence will cease. The directors and officers of First Niagara Financial Group and First Niagara Bank immediately prior to the merger will continue to be its directors and officers. Mr. Bowers will become a director of First Niagara Financial Group for a three-year term expiring at the annual meeting of shareholders of First Niagara Financial Group following the year ending December 31, 2005.

         The parties expect that the merger will become effective shortly after the shareholder meetings and receipt of all regulatory approvals. The merger will be legally completed by the filing of the certificate of merger with the Secretary of State of the State of Delaware. The filing of the certificate of merger will occur as soon as practicable following the satisfaction or waiver of the conditions set forth in the merger agreement. See "Conditions to the Merger" below.

Conduct of Business Pending the Merger

         In the merger agreement, Finger Lakes Bancorp has agreed, pending consummation of the merger, unless otherwise consented to in writing by First Niagara Financial Group, that it will, among other things:

         .    carry on its business in the regular course;

         . not enter into, amend in any material respect or terminate any contract or agreement, except in the ordinary course of business;

         .    not change compensation or benefits, except for ordinary raises;

         . not incur any capital expenditures in excess of $25,000 individually or $50,000 in the aggregate other than pursuant to binding commitments or necessary to maintain existing assets in good repair outside the ordinary course of business;

         . not issue any additional shares of stock except under outstanding options, or grant any options, or declare or pay any dividend other than its regular quarterly dividend; and

         . except for prior commitments previously disclosed to First Niagara, not make any new loan or other credit facility commitment to any borrower or group of affiliated borrowers in excess of $350,000 in the aggregate for unsecured loans and $3,000,000 in the aggregate for secured and unsecured loans.

Representations, Warranties and Covenants

         The merger agreement contains various representations and warranties by First Niagara Financial Group and Finger Lakes Bancorp that are customary for a transaction of this kind. They include, among other things:

         . the organization, existence, and corporate power and authority, and capitalization of each of the companies;

         . the absence of conflicts with and violations of law and various documents, contracts and agreements;

         . the absence of any development materially adverse to the companies;

         .    the absence of adverse material litigation;

         . accuracy of reports and financial statements filed with the Securities and Exchange Commission;

         . the accuracy and completeness of the statements of fact made in the merger agreement;

         .    the existence, performance and legal effect of certain contracts;

         .    no violations of law by either company;

         . the filing of tax returns, payment of taxes and other tax matters by either party;

         .    labor and employee benefit matters; and

         .    compliance with applicable environmental laws by both parties.

         In addition to the covenants described under "Conduct of Business Pending the Merger," the merger agreement contains various other customary covenants, including, among other things, access to information, each party's efforts to cause its representations and warranties to be true and correct on the closing date; and each party's agreement to use its reasonable best efforts to cause the merger to qualify as a tax-free reorganization.

         All representations, warranties and covenants of the parties, other than the covenants in specified sections which relate to continuing matters, terminate upon the merger.

Conditions to the Merger

         The respective obligations of First Niagara Financial Group and Finger Lakes Bancorp to complete the merger are subject to various conditions prior to the merger. The conditions include the following:

         . OTS approval of the merger and the expiration of all statutory waiting periods;

         . approval of the merger agreement by the requisite vote of the stockholders of Finger Lakes Bancorp;

         . the absence of any litigation, statute, law, regulation, order or decree by which the merger is restrained or enjoined;

         . the accuracy of the representations and warranties of the parties made in the merger agreement;

         . Since December 31, 2001, neither First Niagara Financial Group or Finger Lakes Bancorp shall have suffered any material adverse effect.

         . the receipt of tax opinions that have been delivered by each parties' counsel to the effect that the merger will qualify as a reorganization under United States federal income tax laws; and

         .    obtaining any appropriate third party consents.

         The parties may waive conditions to their obligations unless they are legally prohibited from doing so. Shareholder approvals and regulatory approvals may not be legally waived.

Regulatory Approvals Required for the Merger

         General. We have agreed to use our best efforts to obtain all permits, consents, approvals and authorizations of all third parties and governmental entities that are necessary or advisable to consummate the merger. This includes approval of the OTS. First Niagara Financial Group has filed the application materials necessary to obtain these regulatory approvals. The merger cannot be completed without OTS approval. We cannot assure that we will obtain the required regulatory approval, or when they will be received, or whether there will be conditions in the approvals or any litigation challenging the approvals. We also cannot assure that the United States Department of Justice or any state attorney general will not

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attempt to challenge the merger on antitrust grounds, or what the outcome will be if such a challenge is made.

         We are not aware of any material governmental approvals or actions that are required prior to the merger other than those described below. We presently contemplate that we will seek any additional governmental approvals or actions that may be required; however, we cannot assure that we will successfully obtain any such additional approvals or actions.

         Office of Thrift Supervision. The merger is subject to approval by the OTS. First Niagara Bank has filed the required applications and notifications with the OTS.

         The OTS may not approve any transaction that would result in a monopoly or otherwise substantially lessen competition or restrain of trade, unless it finds that the anti-competitive effects of the transaction are clearly outweighed in the public interest. In addition, the OTS considers the financial and managerial resources of the companies and their subsidiary institutions and the convenience and needs of the communities to be served. Under the Community Reinvestment Act, the OTS must take into account the record of performance of each company in meeting the credit needs of its entire communities, including low and moderate income neighborhoods, served by each company. First Niagara Bank has a satisfactory CRA rating with the OTS; Savings Bank of the Finger Lakes has a satisfactory CRA rating.

         Federal law requires publication of notice of, and the opportunity for public comment on, the applications submitted by First Niagara Bank for approval of the merger and authorizes the OTS to hold a public hearing in connection with the application if it determines that such a hearing would be appropriate. Any such hearing or comments provided by third parties could prolong the period during which the application is subject to review. In addition, under federal law, a period of 30 days must expire following approval by the OTS within which period the Department of Justice may file objections to the merger under the federal antitrust laws. If the Department of Justice were to commence an antitrust action, that action would stay the effectiveness of OTS approval of the merger unless a court specifically orders otherwise. In reviewing the merger, the Department of Justice could analyze the merger's effect on competition differently than the OTS, and thus it is possible that the Department of Justice could reach a different conclusion than the OTS regarding the merger's competitive effects.

No Solicitation

         The merger agreement requires Finger Lakes Bancorp to immediately terminate any discussions with any other parties with respect to any acquisition transactions with other parties. Finger Lakes Bancorp has agreed that it, its subsidiaries, its officers and its directors will not take actions which could facilitate a competing acquisition proposal. Finger Lakes Bancorp has agreed to:

         . not initiate, solicit or encourage any inquiries or the making of any acquisition proposal;

         . not engage in any negotiations concerning, provide any confidential information to, or have any discussions with, any person relating to an acquisition proposal;

         . cease any pre-existing activities with respect to any other acquisition proposal; and

         . notify First Niagara Financial Group promptly if any such inquiries or proposals are received by it.

         The merger agreement further restricts the circumstances under which Finger Lakes Bancorp may provide information to other parties. Finger Lakes Bancorp has agreed not to solicit other offers, and has

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

agreed to only provide further information in limited circumstances, principally in connection with the fiduciary duty of the board of directors to consider a financially superior proposal.

Termination; Amendment; Waiver

         The merger agreement may be terminated prior to the closing, before or after approval by Finger Lakes Bancorp's shareholders, as follows:

         . by mutual written agreement of First Niagara Financial Group and Finger Lakes Bancorp;

         . by either First Niagara Financial Group or Finger Lakes Bancorp if the merger has not occurred on or before June 30, 2003;

         . by First Niagara Financial Group or Finger Lakes Bancorp if Finger Lakes Bancorp shareholders do not approve the merger.

         First Niagara Financial Group may terminate the merger agreement if Finger Lakes Bancorp enters into an acquisition agreement with a third party, terminates the merger agreement or withdraws its recommendation to its stockholders or fails to make such recommendation or modifies or adversely qualifies its recommendation. Finger Lakes Bancorp may terminate the merger agreement if it accepts a financially superior proposal from a third party and has offered First Niagara Financial Group the opportunity to make such adjustments in the terms and conditions of the merger agreement to enable Finger Lakes Bancorp to proceed with the merger on such adjusted terms. Under either scenario described above, if the merger agreement is terminated, Finger Lakes Bancorp shall pay to First Niagara Financial Group a fee of $3,350,000. The fee would also be payable to First Niagara Financial Group if Finger Lakes Bancorp enters into a merger agreement with a third party within nine months of the termination of the merger agreement, if the termination was due to a willful breach of a representation, warranty, convenant or agreement by Finger Lakes Bancorp or the failure of the stockholders of Finger Lakes Bancorp to approve the merger agreement after Finger Lakes Bancorp received a third party acquisition proposal.

         The merger agreement may be amended by the parties at any time before or after approval of the merger agreement by the Finger Lakes Bancorp shareholders. However, after such approval, no amendment may be made without their approval if it reduces the exchange rate or materially adversely affects the rights of the Finger Lakes Bancorp shareholders.

         The parties may waive any of their conditions to closing, unless they may not be waived under law.

Fees and Expenses

         First Niagara Bank and Finger Lakes Bancorp will each pay its own costs and expenses in connection with the merger agreement and the transactions contemplated thereby except as described above.

Material United States Federal Income Tax Consequences Of The Merger

         General. The following discussion sets forth the material United States federal income tax consequences of the merger to U.S. holders (as defined below) of Finger Lakes Bancorp common stock. This discussion does not address any tax consequences arising under the laws of any state, locality or foreign jurisdiction. This discussion is based upon the Internal Revenue Code, the regulations of the U.S. Treasury Department and court and administrative rulings and decisions in effect on the date of this

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

document. These laws may change, possibly retroactively, and any change could affect the continuing validity of this discussion.

         For purposes of this discussion, we use the term "U.S. holder" to mean:

         -    a citizen or resident of the United States;

         - a corporation created or organized under the laws of the United States or any of its political subdivisions;

         - a trust that (1) is subject to the supervision of a court within the United States and the control of one or more United States persons or (2) has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person; or

         - an estate that is subject to United States federal income tax on its income regardless of its source.

         This discussion assumes that you hold your shares of Finger Lakes Bancorp common stock as a capital asset within the meaning of Section 1221 of the Internal Revenue Code. Further, the discussion does not address all aspects of U.S. federal income taxation that may be relevant to you in light of your particular circumstances or that may be applicable to you if you are subject to special treatment under the United States federal income tax laws, including if you are:

         -    a financial institution;

         -    a tax-exempt organization;

         -    an S corporation or other pass-through entity;

         -    an insurance company;

         -    a mutual fund;

         -    a dealer in securities or foreign currencies;

         - a trader in securities who elects the mark-to-market method of accounting for your securities;

         - a Finger Lakes Bancorp stockholder whose shares are qualified small business stock for purposes of Section 1202 of the Internal Revenue Code or who may otherwise be subject to the alternative minimum tax provisions of the Internal Revenue Code;

         - a Finger Lakes Bancorp stockholder who received your Finger Lakes Bancorp common stock through the exercise of employee stock options or otherwise as compensation or through a tax-qualified retirement plan;

         -    a person that has a functional currency other than the U.S.
              dollar;

         - a holder of options granted under any Finger Lakes Bancorp benefit plan; or

         - a Finger Lakes Bancorp stockholder who holds Finger Lakes Bancorp common stock as part of a hedge, straddle or a constructive sale or conversion transaction.

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

         Based on representations contained in representation letters provided by First Niagara Financial Group and Finger Lakes Bancorp and on certain customary factual assumptions, all of which must continue to be true and accurate in all material respects as of the effective time, it is the opinion of Luse Gorman Pomerenk & Schick, P.C., counsel to First Niagara Financial Group, that the material United States federal income tax consequences of the merger are as follows:

         - the merger will be treated as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code and none of the conversion of First Niagara Financial Group, MHC from mutual to stock form, the offer and issuance of First Niagara Financial Group common stock in connection with the aforementioned conversion to the existing public shareholders of First Niagara Financial, nor the merger of Savings Bank of the Finger Lakes with and into First Niagara Bank will adversely affect this treatment;

         - no gain or loss will be recognized by First Niagara Financial Group, its parent or subsidiaries or any affiliated corporation or Finger Lakes Bancorp or Savings Bank of the Finger Lakes by reason of the merger;

         - you will not recognize gain or loss if you exchange your Finger Lakes Bancorp common stock solely for First Niagara Financial Group common stock, except to the extent of any cash received in lieu of a fractional share of First Niagara Financial Group common stock;

         - you will recognize gain or loss if you exchange your Finger Lakes Bancorp common stock solely for cash in the merger in an amount equal to the difference between the amount of cash you receive and your tax basis in your shares of Finger Lakes Bancorp common stock;

         - subject to the following paragraph, you will recognize gain (but not loss) if you exchange your Finger Lakes Bancorp common stock for a combination of First Niagara Financial Group common stock and cash in an amount equal to the lesser of:

              -    the excess, if any, of:

                   - the sum of the cash (excluding any cash received in lieu of a fractional share of First Niagara Financial Group common stock) and the fair market value of the First Niagara Financial Group common stock you receive (including any fractional share of First Niagara Financial Group common stock you are deemed to receive and exchange for cash); and

                   - your tax basis in the Finger Lakes Bancorp common stock surrendered in the merger; or

              -    the cash that you receive in the merger.

         - your tax basis in the First Niagara Financial Group common stock that you receive in merger (including any fractional share interest you are deemed to receive and exchange for cash), will equal your tax basis in the Finger Lakes Bancorp common stock you surrendered, increased by the amount of taxable gain, if any, you recognize on the exchange and decreased by the amount of any cash received by you in the merger

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

              (excluding any cash received in lieu of a fractional share of First Niagara Financial Group common stock); and

         - your holding period for the First Niagara Financial Group common stock that you receive in the merger will include your holding period for the shares of Finger Lakes Bancorp common stock that you surrender in the exchange.

         If you acquired different blocks of Finger Lakes Bancorp common stock at different times and at different prices, any gain or loss you recognize will be determined separately with respect to each block of Finger Lakes Bancorp common stock, and the cash and First Niagara Financial Group common stock you receive will be allocated pro rata to each such block of stock. In addition, your basis and holding period in your First Niagara Financial Group common stock may be determined with reference to each block of Finger Lakes Bancorp common stock.

         Additional Considerations -- Recharacterization of Gain as a Dividend. All or part of the gain you recognize could be treated as ordinary dividend income rather than capital gain if (i) you are a significant shareholder of First Niagara Financial Group or (ii) if taking into account constructive ownership rules, your percentage ownership in First Niagara Financial Group after the merger is not less than what your percentage ownership would have been if you had received First Niagara Financial Group common stock rather than cash in the merger. This could happen, for example, because of your purchase of additional First Niagara Financial Group common stock, a purchase of First Niagara Financial Group common stock by a person related to you or a share repurchase by First Niagara Financial Group from other First Niagara Financial Group stockholders. Because the possibility of dividend treatment depends upon your particular circumstances, including the application of certain constructive ownership rules, you should consult your own tax advisor regarding the potential tax consequences of the merger to you.

         Cash in Lieu of Fractional Shares. You will generally recognize capital gain or loss on any cash received in lieu of a fractional share of First Niagara Financial Group common stock equal to the difference between the amount of cash received and the basis allocated to such fractional share.

         Dissenting Stockholders. Holders of Finger Lakes Bancorp common stock who dissent with respect to the merger as discussed in "--Dissenters Rights of Appraisal " beginning on page ____, and who receive cash in respect of their shares of Finger Lakes Bancorp common stock will recognize capital gain or loss equal to the difference between the amount of cash received and their aggregate tax basis in their shares.

         Taxation of Capital Gain. Gain or loss that you recognize in connection with the merger will generally constitute capital gain or loss and will constitute long-term capital gain or loss if your holding period in your Finger Lakes Bancorp common stock is greater than one year as of the date of the merger. If you are a non-corporate holder of Finger Lakes Bancorp common stock, this long-term capital gain generally will be taxed at a maximum United States federal income tax rate of 20%. The deductibility of capital losses is subject to limitations.

         Finger Lakes Bancorp Employee Stock Ownership and 401(k) Plans. Under the Finger Lakes Bancorp Employee Stock Ownership Plan, participant accounts are invested in Finger Lakes Bancorp common stock, and under the Finger Lakes Bancorp 401(k) Plan, participant accounts may be invested in Finger Lakes Bancorp common stock. The instruction by a plan participant to the plan trustees to convert that stock into cash, into First Niagara common stock, or partly into cash and partly into First Niagara stock pursuant to the merger will not result in a taxable event for the plan participant at the time of the merger. However, the decision may have a long-term tax impact on the participant.

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

         Under the terms of the plans, company stock may be distributed in kind at the election of the plan participant. In the event that company stock is distributed in kind as part of a benefit payment which qualifies as a "lump sum distribution" and the participant so elects, only the plans' original cost or basis of the company stock will be taxed at that time to the participant; any unrealized appreciation will not be taxed until such time as the company stock is disposed of by the participant in a subsequent taxable transaction. To the extent that gain recognized from the disposition does not exceed the net unrealized appreciation at the time of the distribution from the plan, the gain recognized will be taxed as long-term capital gain, even if the disposition occurs shortly after the distribution from the plan. Any additional unrealized appreciation, such as growth in value subsequent to the distribution, will also be taxed as a long-term capital gain if the stock has been held for more than one year after the distribution date.

         The net unrealized appreciation rules provide a tax planning opportunity for a plan participant who receives company stock in a lump sum distribution. For any participant interested in maximizing the portion of share value that is attributed to "appreciation" as opposed to "basis" in the stock, the instruction to the plan trustee concerning the election to convert the Finger Lakes Bancorp common stock into cash or First Niagara stock will be important. A conversion into cash and subsequent investment by the participant in First Niagara Financial Group common stock will result in a new, presumably higher, basis and lower future appreciation. A conversion into First Niagara Financial Group common stock will result in the transfer in basis by the plan trustee from the participant's allocable interest in Finger Lakes Bancorp common stock to the participant's allocable interest in First Niagara common stock.

         Limitations on Tax Opinion and Discussion . As noted earlier, the tax opinion is subject to certain assumptions, relating to, among other things, the truth and accuracy of certain representations made by First Niagara and Finger Lakes Bancorp, and the consummation of the merger in accordance with the terms of the merger agreement and applicable state law. Furthermore, the tax opinion will not bind the IRS and, therefore, the IRS is not precluded from asserting a contrary position. The tax opinion and this discussion are based on currently existing provisions of the Code, existing and proposed Treasury regulations, and current administrative rulings and court decisions. There can be no assurance that future legislative, judicial, or administrative changes or interpretations will not adversely affect the accuracy of the tax opinion or of the statements and conclusions set forth herein. Any such changes or interpretations could be applied retroactively and could affect the tax consequences of the merger.

         The preceding discussion is intended only as a summary of material federal income tax consequences of the merger. It is not a complete analysis or discussion of all potential tax effects that may be important to you. Thus, we urge Finger Lakes Bancorp shareholders to consult their own tax advisors as to the specific tax consequences to them resulting from the merger, including tax return reporting requirements, the applicability and effect of federal, state, local, and other applicable tax laws and the effect of any proposed changes in the tax laws.

Resale of First Niagara Common Stock

         All shares of First Niagara Financial Group common stock received by Finger Lakes Bancorp shareholders in the merger will be freely transferable, except that shares of First Niagara Financial Group common stock received by persons who are deemed to be "affiliates," as the term is defined under the Securities Act, of First Niagara or Finger Lakes Bancorp prior to the Merger may be resold by them only in transactions permitted by the resale provisions of Rule 145 under the Securities Act or as otherwise permitted under the Securities Act. Persons who may be deemed to be affiliates of First Niagara or Finger Lakes Bancorp generally include individuals or entities that control, are controlled by, or are under common control with, the party and may include certain officers and directors of such party as well as principal shareholders of such party. Affiliates of both parties have previously been notified of their

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

status. The merger agreement requires Finger Lakes Bancorp to use reasonable efforts to receive an affiliate letter from each person who is an affiliate of Finger Lakes Bancorp.

         This proxy statement-prospectus does not cover resales of First Niagara Financial Group common stock received by any person who may be deemed to be an affiliate of Finger Lakes Bancorp or First Niagara.

Accounting Treatment

         In accordance with accounting principles generally accepted in the United States of America, the merger will be accounted for using the purchase method. The result of this is that the recorded assets and liabilities of First Niagara Financial Group will be carried forward at their recorded amounts, the historical operating results will be unchanged for the prior periods being reported on and that the assets and liabilities from the acquisition of Finger Lakes Bancorp will be adjusted to fair value at the date of the merger. To the extent that the purchase price, consisting of cash plus the number of shares of First Niagara Financial Group to be issued to former Finger Lakes Bancorp shareholders at fair value, exceeds the fair value of the net assets of Finger Lakes Bancorp at the merger date, that amount will be reported as goodwill. In accordance with Statement of Financial Standards No. 142, "Goodwill and Other Intangible Assets," goodwill will not be amortized but will be evaluated for impairment annually. Further, the purchase accounting method results in the operating results of Finger Lakes Bancorp only being included in the consolidated income of First Niagara beginning from the date of the merger.

Dissenters' Rights of Appraisal

         Under Delaware law, shareholders of Finger Lakes Bancorp, including ESOP participants with respect to the shares allocated to their accounts, have the right to dissent from the merger and to receive payment in cash for the fair value of their shares of Finger Lakes Bancorp common stock. Finger Lakes Bancorp shareholders electing to do so must comply with the provisions of Section 262 of the Delaware General Corporation Law in order to perfect their rights. A copy of the applicable statute is attached as Appendix C of this document.

         Ensuring perfection of appraisal rights can be complicated. The procedural rules are specific and must be followed precisely. A Finger Lakes Bancorp stockholder's failure to comply with these procedural rules may result in his or her becoming ineligible to pursue appraisal rights.

         The following is intended as a brief summary of the material provisions of the Delaware statutory procedures that a Finger Lakes Bancorp shareholder must follow in order to dissent from the merger and obtain payment of the fair value of his or her shares of Finger Lakes Bancorp common stock. This summary, however, is not a complete statement of all applicable requirements and is qualified in its entirety by reference to Section 262 of the Delaware General Corporation Law, the full text of which appears in Appendix C of this document. Under Section 262, not less than 20 days before Finger Lakes Bancorp's special meeting, Finger Lakes Bancorp must notify each of the holders of record of its capital stock as of [insert record date] that appraisal rights are available and include in the notice a copy of Section 262. Finger Lakes Bancorp intends that this document constitutes this notice.

         If you are a Finger Lakes Bancorp common stockholder and you wish to exercise your appraisal rights, you must satisfy the provisions of Section 262 of the Delaware General Corporation Law. Section 262 requires the following:

         You must make a written demand for appraisal: You must deliver a written demand for appraisal to Finger Lakes Bancorp before the vote on the merger agreement is taken at the Finger Lakes

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

Bancorp special meeting. This written demand for appraisal must be separate from your proxy card. A vote against the merger agreement alone will not constitute a demand for appraisal.

         You must refrain from voting for adoption of the merger agreement: You must not vote for adoption of the merger agreement. If you vote, by proxy or in person, in favor of the merger agreement, this will terminate your right to appraisal. You can also terminate your right to appraisal if you return a signed proxy card and:

                  - fail to vote against adoption of the merger agreement; or

                  - fail to note that you are abstaining from voting.

If you do either of these two things, your appraisal rights will terminate even if you previously filed a written demand for appraisal.

         You must continuously hold your Finger Lakes Bancorp Common stock: You must continuously hold your shares of Finger Lakes Bancorp common stock from the date you make the demand for appraisal through the effective date of the merger. If you are the record holder of Finger Lakes Bancorp common stock on the date the written demand for appraisal is made but thereafter transfer the shares prior to the effective date of the merger, you will lose any right to appraisal for those shares.

         You should read the paragraphs below for more details on making a demand for appraisal.

         A written demand for appraisal of Finger Lakes Bancorp common stock is only effective if it is signed by, or for, the stockholder of record who owns such shares at the time the demand is made. The demand must also be signed precisely as the stockholder's name appears on his or her share certificate. If you are the beneficial owner of Finger Lakes Bancorp common stock, but not the stockholder of record, you must have the stockholder of record sign any demand for appraisal.

         If you own Finger Lakes Bancorp common stock in a fiduciary capacity, such as a trustee, guardian or custodian, you must disclose the fact that you are signing the demand for appraisal in that capacity.

         If you own Finger Lakes Bancorp common stock with more than one person, such as in a joint tenancy or tenancy in common, all the owners must sign, or have signed for them, the demand for appraisal. An authorized agent, which could include one or more of the joint owners, may sign the demand for appraisal for a stockholder of record; however, the agent must expressly disclose who the stockholder of record is and that the agent is signing the demand as that stockholder's agent.

         If you are a record owner, such as a broker, who holds Finger Lakes Bancorp common stock as a nominee for others, you may exercise a right of appraisal with respect to the shares held for one or more beneficial owners, while not exercising such right for other beneficial owners. In such a case, you should specify in the written demand the number of shares as to which you wish to demand appraisal. If you do not expressly specify the number of shares, we will assume that your written demand covers all the shares of Finger Lakes Bancorp common stock that are in your name.

         If you are an Finger Lakes Bancorp stockholder who elects to exercise appraisal rights, you should mail or deliver a written demand to: Finger Lakes Bancorp Holding Company, Inc., 470 Exchange Street, Geneva, New York 14456,
Attention: Terry L. Hammond.

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

         It is important that Finger Lakes Bancorp receive all written demands before the vote concerning the merger agreement is taken at the Finger Lakes Bancorp special meeting. As explained above, this written demand would be signed by, or on behalf of, the stockholder of record. The written demand for appraisal should specify the stockholder's name and mailing address, the number of shares of stock owned, and that the stockholder is demanding appraisal of such stockholder's shares.

         If the merger is completed, each holder of Finger Lakes Bancorp capital stock who has perfected appraisal rights in accordance with Section 262 will be entitled to be paid by Finger Lakes Bancorp for such stockholder's Finger Lakes Bancorp capital stock the fair value in cash of those shares. The Delaware Court of Chancery will determine the fair value of the shares, exclusive of any element of value arising from the completion or expectation of the merger, together with a fair rate of interest, if any, to be paid upon the amount determined to be fair value. In determining such fair value, the court may take into account all relevant factors and upon such determination will then direct the payment of the fair value of the shares, together with any interest, to the holders of Finger Lakes Bancorp capital stock who have perfected their appraisal rights. The shares of Finger Lakes Bancorp capital stock with respect to which holders have perfected their appraisal rights in accordance with Section 262 and have not effectively withdrawn or lost their appraisal rights are referred to in this document as the dissenting shares.

         Stockholders considering seeking appraisal for their shares should note that the fair value of their shares determined under Section 262 could be more, the same, or less than the consideration they would receive pursuant to the merger agreement if they did not seek appraisal of their shares. The court may determine the costs of the appraisal proceeding and allocate them among the parties as the court deems equitable under the circumstances. Upon application of a stockholder, the court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including reasonable attorneys' fees and the fees and expenses of experts, to be charged pro rata against the value of all shares entitled to appraisal. In the absence of such determination or assessment, each stockholder bears its own expenses.

         If you fail to comply with any of these conditions and the merger becomes effective, you will only be entitled to receive the consideration provided in the merger agreement for your shares.

         Within ten days after the effective date of the merger, Finger Lakes Bancorp must give written notice that the merger has become effective to each stockholder who has fully complied with the conditions of Section 262.

         Within 120 days after the merger, either the surviving corporation of the merger or any stockholder who has complied with the conditions of Section 262 may file a petition in the Delaware Chancery Court. This petition should request that the Chancery Court determine the value of the shares of stock held by all the stockholders who are entitled to appraisal rights. If you intend to exercise your appraisal rights, you should file this petition in the Chancery Court. Finger Lakes Bancorp has no obligation to file this petition, and if you do not file this petition within 120 days after the effective date of the merger, you will lose your rights of appraisal.

         If you change your mind and decide you no longer wish to exercise your appraisal rights, you may withdraw your demand for appraisal rights at any time within 60 days after the effective date of the merger. A withdraw request received more than 60 days after the effective date of the merger is effective only with the written consent of Finger Lakes Bancorp. If you effectively withdraw your demand for appraisal rights, you will receive the merger consideration provided in the merger agreement.

         If you have complied with the conditions of Section 262, you are entitled to receive a statement from Finger Lakes Bancorp. This statement will set forth the number of shares not voted in favor of the

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

merger and that have demanded appraisal rights and the number of stockholders who own those shares. In order to receive this statement you must send a written request to Finger Lakes Bancorp within 120 days after the merger. After the merger, Finger Lakes Bancorp has ten days after receiving a request to mail you the statement.

         If you properly file a petition for appraisal in the Chancery Court and deliver a copy to Finger Lakes Bancorp, Finger Lakes Bancorp will then have 20 days to provide the Chancery Court with a list of the names and addresses of all stockholders who have demanded appraisal rights and have not reached an agreement with Finger Lakes Bancorp as to the value of their shares. The Registry in Chancery, if so ordered by the Court, will give notice of the time and place fixed for the hearing of such petition to the stockholders on the list. At the hearing, the Court will determine the stockholders who have complied with Section 262 and are entitled to appraisal rights. The Chancery Court may also require you to submit your stock certificates to the Registry in Chancery so that it can note on the certificates that an appraisal proceeding is pending. If you do not follow the Chancery Court's directions, you may be dismissed from the proceeding.

         After the Chancery Court determines which stockholders are entitled to appraisal rights, the Chancery Court will appraise the shares of stock that are the subject of the demand for appraisal. To determine the fair value of the shares, the Chancery Court will consider all relevant factors except for any appreciation or depreciation due to the anticipation or accomplishment of the merger. After the Chancery Court determines the fair value of the shares, it will direct the surviving corporation of the merger to pay that value to the stockholders who have successfully sought appraisal rights. The Chancery Court can also direct Finger Lakes Bancorp to pay interest, simple or compound, on that value if the Chancery Court determines that interest is appropriate. In order to receive payment for your shares under an appraisal procedure, you must surrender your stock certificates to Finger Lakes Bancorp.

         The Chancery Court could determine that the fair value of shares of stock is more than, the same as, or less than the merger consideration.

         The Chancery Court may determine the costs of the appraisal proceeding and allocate them among the parties as the Chancery Court deems equitable under the circumstances. Upon application by a stockholder, the Chancery Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including reasonable attorneys' fees and the fees and expenses of experts, to be charged pro rata against the value of all shares entitled to appraisal. In the absence of such determination or assessment, each stockholder bears his, her or its own expenses.

         If you demand appraisal rights, after the effective date of the merger you will not be entitled:

         - to vote the shares of stock for which you have demanded appraisal rights for any purpose;

         - to receive payment of dividends or any other distribution with respect to the shares of stock for which you have demanded appraisal, except for dividends or distributions, if any, that are payable to holders of record as of a record date prior to the effective time of the merger; or

         - to receive the payment of the consideration provided for in the merger agreement (unless you properly withdraw your demand for appraisal)

         If you do not file a petition for an appraisal within 120 days after the effective date of the merger, your right to an appraisal will terminate. You may withdraw your demand for appraisal and accept the merger consideration by delivering to Finger Lakes Bancorp a written withdrawal of your demand, except that:

         - any attempt to withdraw made more than 60 days after the effective date of the merger will require the written approval of Finger Lakes Bancorp; and

         - an appraisal proceeding in the Chancery Court cannot be dismissed unless the Chancery Court approves.

         IF YOU FAIL TO COMPLY STRICTLY WITH THE PROCEDURES DESCRIBED ABOVE YOU WILL LOSE YOUR APPRAISAL RIGHTS. CONSEQUENTLY, IF YOU WISH TO EXERCISE YOUR APPRAISAL RIGHTS, WE STRONGLY URGE YOU TO CONSULT A LEGAL ADVISOR BEFORE ATTEMPTING TO EXERCISE YOUR APPRAISAL RIGHTS.

                       FIRST NIAGARA FINANCIAL GROUP, INC.
           MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                            AND RESULTS OF OPERATIONS

         The discussion and analysis that follows focuses on the factors affecting our consolidated financial condition at June 30, 2002, December 31, 2001 and December 31, 2000 and our consolidated results of operations for the six months ended June 30, 2002 and 2001 and for the years ended December 31, 2001, 2000 and 1999. The consolidated financial statements and related notes appearing elsewhere in this prospectus should be read in conjunction with this review. The results of operations and financial condition reported for or at the six month period ended June 30, 2002 are not necessarily indicative of results of operations and financial condition for the fiscal year ending December 31, 2002.

         Following the completion of the conversion, non-interest expenses can be expected to increase as a result of the increased compensation expenses associated with the purchases of common stock by our employee stock ownership plan and the adoption of the recognition and retention plan, if approved by the stockholders.

         Assuming that the adjusted maximum number of shares are sold in the offering: (i) the employee stock ownership plan, or ESOP, will acquire 2,545,800 additional shares with a $25.5 million loan that is expected to be repaid over 30 years, resulting in an annual expense (pre-tax) of approximately $848,600 (assuming that the common stock maintains a value of $10 per share); and (ii) the recognition and retention plan would award 4% of shares sold, or 2,036,700 shares to eligible participants, which would be expensed as the awards vest. Assuming all shares are awarded under the recognition and retention plan at a price of $10 per share, and that the awards are subject to a five-year vesting period, the corresponding annual expense (pre-tax) associated with shares awarded under the recognition and retention plan would be approximately $_____ million. The actual expense that will be recorded for the ESOP will be determined by the market value of the shares released to employees over the term of the loan. Accordingly, increases in the stock price above $10 per share will increase the ESOP expense. Further, the actual expense of the recognition and retention plan will be determined by the fair market value of the stock on the grant date, which might be greater than $10 per share.

Critical Accounting Policies

         Pursuant to recent Securities and Exchange Commission, or SEC, guidance, management is required to evaluate and disclose those accounting policies that are judged to be critical, which are those most important to the portrayal of our financial condition and results, and that require management's most difficult, subjective and complex judgments. Management considers the accounting policy relating to the allowance for credit losses to be a critical accounting policy given the inherent uncertainty in evaluating the levels of the allowance required to cover credit losses in the portfolio and the material effect that such judgment can have on the results of operations. A more detailed description of our methodology for calculating the allowance for credit losses is set forth in Note 1 to the Consolidated Financial Statements.

Analysis of Financial Condition

         Overview

         Total assets increased to $2.87 billion at June 30, 2002 from $2.86 billion at December 31, 2001. This $14.3 million increase was primarily a result of a $94.9 million and $57.7 million increase in cash and cash equivalents and loans, respectively, partially offset by a $137.7 million decrease in securities available for sale. The increase in cash and cash equivalents is mainly attributable to a $157.4 million increase in deposits from $1.99 billion at December 31, 2001 to $2.15 billion at June 30, 2002. During the first six months of 2002, we continued to shift our portfolio mix from one-to four-family real estate loans to higher yielding commercial real estate, multi-family and commercial business loans (commercial loans). As a result, commercial loans increased $84.0 million or 14% from December 31, 2001 to June 30, 2002, while one-to four-family real estate loans decreased $36.4 million or 4% during the same period. The decrease in securities available for sale during the first half of 2002 is primarily due to the maturity of $155.0 million of U.S. Treasury securities purchased in late 2001, the proceeds from which were used to pay down the short-term borrowings used to purchase those securities.

         Total assets increased to $2.86 billion at December 31, 2001 from $2.62 billion at December 31, 2000. This $233.3 million, or 9%, increase was realized primarily due to internal growth and the purchase of $155.0 million of U.S. Treasury securities in late 2001. During 2001, our emphasis on commercial loan originations was partially offset by our strategic initiative to hold less fixed-rate long-term residential mortgages. Accordingly, total loans increased slightly to $1.87 billion at December 31, 2001 from $1.84 billion at December 31, 2000. Total liabilities increased 9% from $2.4 billion at December 31, 2000 to $2.6 billion at December 31, 2001. Of this $217.2 million increase, approximately $84.5 million was attributable to growth in deposits, while $140.0 million can be attributed to the funding of the purchase of U.S. Treasury securities.

Lending Activities

         Loan Portfolio Composition.  Set forth below is selected information
         --------------------------
         concerning the composition of our portfolio in dollar amounts and in percentages as of the dates indicated.

                                                                                           At December 31,
                                    At June 30,       ------------------------------------------------------------------
                                       2002                    2001                      2000                1999
                                --------------------  ---------------------   ----------------------   -----------------
                                   Amount    Percent    Amount      Percent      Amount     Percent     Amount  Percent
                                ----------- --------- ----------- ----------  ----------  ----------   -------  --------
                                                                        (Dollars in thousands)
Real estate loans:
  One- to four-family ......... $  944,268     48.98% $  980,638      52.44%  $1,089,607      59.21% $ 609,742   61.55%
  Home equity .................    130,642      6.78     114,443       6.12      104,254       5.67     22,499    2.27
  Multi-family ................    145,650      7.55     133,439       7.13      111,668       6.07     74,652    7.54
  Commercial ..................    291,778     15.13     259,457      13.87      217,759      11.83    120,758   12.19
  Construction (1) ............     82,133      4.26      64,502       3.45       35,059       1.91     28,413    2.87
                                 ---------   --------  ---------  ---------   ----------  ---------  ---------  ------
Total real estate loans .......  1,594,471     82.70   1,552,479      83.01    1,558,347      84.69    856,064   86.42
                                 ---------   --------  ---------  ---------   ----------  ---------  ---------  ------
Total consumer loans ..........    178,725      9.27     182,126       9.74      188,129      10.22    110,233   11.13
                                 ---------   --------  ---------  ---------   ----------  ---------  ---------  ------
Total commercial business
loans .........................    154,778      8.03     135,621       7.25       93,730       5.09     24,301    2.45
                                 ---------   --------  ---------  ---------   ----------  ---------  ---------  ------
Total loans ...................  1,927,974    100.00%  1,870,226     100.00%   1,840,206     100.00%   990,598  100.00%
                                 ---------   ========  ---------  =========   ----------  =========  ---------  ======
Net deferred costs and
unearned discounts ............      2,365                1,642                     714                 4,892
Allowance for credit losses ...    (19,694)             (18,727)                (17,746)               (9,862)
                                ----------           ----------              ----------             ---------
Total loans, net .............. $1,910,645           $1,853,141              $1,823,174             $ 985,628
                                ==========           ----------              ==========             =========

                                                  At December 31,
                                    -------------------------------------------
                                           1998                    1997
                                    --------------------   --------------------
                                     Amount     Percent      Amount     Percent
                                    ---------  ---------   ----------  --------

Real estate loans:                  $ 456,197     60.97%   $ 392,846     61.47%
  One- to four-family .........        15,520      2.07       13,587      2.13
  Home equity .................        72,672      9.71       74,049     11.59
  Multi-family ................        98,693     13.19       77,217     12.08
  Commercial ..................        19,476      2.60       10,791      1.69
  Construction (1) ............     ---------   -------    ---------   -------
                                      662,558     88.54      568,490     88.96
Total real estate loans .......     ---------   -------    ---------   -------
                                       79,059     10.58       65,668     10.27
Total consumer loans ..........     ---------   -------    ---------   -------
Total commercial business
loans .........................         6,616      0.88        4,893      0.77
                                    ---------   -------    ---------   -------
Total loans ...................       748,233    100.00%     639,051    100.00%
                                    ---------   =======    ---------   =======
Net deferred costs and
unearned discounts ............         4,516                  3,266
Allowance for credit losses ...        (8,010)                (6,921)
                                    ---------              ---------
Total loans, net ..............     $ 744,739              $ 635,396
                                    =========              =========

------------------
(1) Construction loans consist primarily of commercial construction loans and to a lesser extent residential construction loans. See note 4 to the Consolidated Financial Statements

         Total loans outstanding at June 30, 2002 increased slightly to $1.93 billion from the year-end December 31, 2001 balance of $1.87 billion. During the first six months of 2002, we continued to shift our portfolio mix from one-to four-family real estate loans to higher yielding commercial real estate and commercial business loans to improve net interest margins and to diversify the loan portfolio. Commercial loans increased $84.0 million or 14% from December 31, 2001 to June 30, 2002, while one-to four-family real estate loans decreased $36.4 million or 4% during the same period. This shift was primarily achieved through continued emphasis on the origination of variable-rate commercial loans through our small business lending unit and management's strategic initiative to hold less fixed-rate residential real estate loans. This decision was made as part of our asset/liability management strategy, which should benefit us during periods of higher interest rates.

         Total loans increased to $1.87 billion at December 31, 2001 from $1.84 billion at December 31, 2000. This $30.0 million, or 2%, increase is mainly attributable to our increased emphasis on commercial lending, which caused commercial loans to increase $132.6 million, or 29% during 2001. Additionally, home equity loans increased $10.2 million, or 10%, from December 31, 2000 to December 31, 2001. These increases were almost entirely offset by a decrease in one- to four-family residential mortgage loans of $109.0 million to $980.6 million at December 31, 2001 from $1.09 billion at December 31, 2000. This decrease was a result of our decision to sell the majority of fixed rate residential mortgage loans originated in 2001. However, we remain committed to being a strong originator of residential mortgages. Residential mortgage originations increased to $201.3 million for 2001 from $158.6 million for 2000.

Allocation of Allowance for Credit Losses. The following table sets forth the allocation of the allowance for credit losses by loan category at the dates indicated.

                                                                                               At December 31,
                                         At June 30,         -----------------------------------------------------------------------
                                             2002                     2001                     2000                    1999
                                    ---------------------    ----------------------   ----------------------   ---------------------

                                                 Percent       Amount      Percent      Amount      Percent      Amount     Percent
                                                 of loans        of       of loans        of        of loans       of       of loans
                                     Amount of   in each      allowance   in each      allowance    in each     allowance   in each
                                     allowance   category        for      category        for       category       for      category
                                    for credit   to total      credit     to total      credit      to total     credit     to total
                                      losses      loans        losses      loans        losses       loans       losses      loans
                                    ----------  ---------    ----------  ---------    ----------   ---------   ----------  ---------
                                                                                      (Dollars in thousands)
One- to four-family .............    $  1,908        49%      $  1,996        53%      $  3,248         59%     $  1,522        62%
Home equity .....................         601         7            614         6            885          6           352         2
Commercial real estate and
  multi-family ..................       4,793        27          4,824        24          4,027         19         1,944        22
Consumer ........................       3,487         9          3,379        10          3,014         11         1,739        12
Commercial business .............       5,748         8          4,883         7          4,307          5         1,790         2
Unallocated .....................       3,157        --          3,031        --          2,265         --         2,515        --
                                     --------    ------       --------    ------       --------     ------      --------    ------
Total ...........................    $ 19,694       100%      $ 18,727       100%      $ 17,746        100%     $  9,862       100%
                                     ========    ======       ========    ======       ========     ======      ========    ======

                                    ---------------------------------------------
                                            1998                    1997
                                    --------------------   ----------------------

                                      Amount     Percent                 Percent
                                        of       of loans   Amount of    of loans
                                     allowance   in each    allowance    in each
                                        for      category      for       category
                                      credit     to total     credit     to total
                                      losses      loans       losses      loans
                                    ----------  ---------   ----------  ---------

One- to four-family .............    $  1,155        61%     $    955        62%
Home equity .....................         237         2           204         2
Commercial real estate and
  multi-family ..................       1,809        25         1,578        24
Consumer ........................       1,177        11         1,040        11
Commercial business .............         599         1           666         1
Unallocated .....................       3,033        --         2,478        --
                                     --------    ------      --------    ------
Total ...........................    $  8,010       100%     $  6,921       100%
                                     ========    ======      ========    ======

         The allowance for credit losses increased $967,000, or 5%, from December 31, 2001 to June 30, 2002. This increase is primarily attributable to the increase in non-accrual commercial business and consumer loans experienced in the first six months of 2002. The allowance for credit losses increased as a percentage of total loans to 1.02% at June 30, 2002, compared to 1.00% at December 31, 2001.

         The allowance for credit losses increased $981,000, or 6%, from December 31, 2000 to December 31, 2001. This increase can primarily be attributed to the increase in delinquent and non-accrual commercial loans experienced in 2001. Additionally, the unallocated reserve increased $766,000 as a result of the economic downturn in 2001, the significant growth in commercial loans and the trend observed near the end of 2001 of increased classified and non-accruing loans. These increases were partially offset by a decrease in the amount of allowance for credit losses allocated to one- to four-family residential mortgage loans primarily due to the decline in the aggregate balance of these loans. The allowance for credit losses increased as a percentage of total loans to 1.00% at December 31, 2001, compared to 0.96% at December 31, 2000.

         While management uses available information to recognize losses on loans, future credit loss provisions may be necessary based on changes in economic conditions. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the allowance for credit losses and may require us to recognize additional provisions based on their judgment of information available to them at the time of their examination. Management believes that the allowance for credit losses is adequate to absorb credit losses from existing loans, although there can be no assurance that the allowance for loan losses will be adequate to cover all losses that may in fact be realized in the future or that additional provisions for loan losses will not be required.

         Non-Accruing Loans and Non-Performing Assets. The following table sets forth information regarding non-accruing loans and other non-performing assets. We did not have any troubled debt restructuring at any of the dates presented.

                                                                                          At December 31,
                                                   At June 30,    ---------------------------------------------------------------
                                                       2002         2001         2000         1999          1998          1997
                                                  -------------   --------     --------     --------      --------     ----------
                                                                                 (Dollars in thousands)
Non-accruing loans (1):
  Real estate:
    One- to four-family ........................    $   4,252     $   4,833    $   3,543    $     974     $   1,459    $   1,126
    Home equity ................................          488           491          641          130            13           --
    Commercial and multi-family ................        2,240         2,402          926          640         1,706        1,364
  Consumer .....................................          619           510          515           33            62          235
  Commercial business ..........................        4,134         3,244          858          152            56          322
                                                    ---------     ---------    ---------    ---------     ---------    ---------
Total non-accruing loans .......................       11,733        11,480        6,483        1,929         3,296        3,047
                                                    ---------     ---------    ---------    ---------     ---------    ---------

Non-performing assets:
Other real estate owned (2) ....................          310           665          757        1,073           589          223
                                                    ---------     ---------    ---------    ---------     ---------    ---------
Total non-performing assets (3) ................    $  12,043     $  12,145    $   7,240    $   3,002     $   3,885    $   3,270
                                                    =========     =========    =========    =========     =========    =========

Total non-performing assets as a
  percentage of total assets (3) ...............         0.42%         0.42%        0.28%        0.18%         0.26%        0.28%
                                                    =========     =========    =========    =========     =========    =========
Total non-accruing loans to total loans (3) ....         0.61%         0.61%        0.35%        0.19%         0.44%        0.47%
                                                    =========     =========    =========    =========     =========    =========

--------------------------
(1) Loans generally are placed on non-accrual status when they become 90 days or more past due or if they have been identified as presenting uncertainty with respect to the collectibility of interest or principal.
(2)  Other real estate owned balances are shown net of related allowances.
(3) Excludes loans that are 90 days or more past due but are still accruing interest, which is primarily comprised of loans that have matured and have not formally extended the maturity date. Regular principal and interest payments continue in accordance with the original terms of the loan. We continued to accrue interest on these loans as long as regular payments received were less than 90 days delinquent. These loans totaled $510,000, $221,000, $379,000 and $180,000 at December 31, 2001, 2000, 1999 and 1998,
     respectively. There were no such loans at December 31, 1997.

          Non-accruing loans were $11.7 million at June 30, 2002 compared to $11.5 million at December 31, 2001. This slight increase from the end of 2001 can be attributed to the continued growth in commercial loan portfolio partially offset by a decrease in one- to four-family residential mortgage non-accruing loans. Interest income that would have been recorded if non-accrual loans had been performing in accordance with their original terms amounted to $676 thousand for the first six months of 2002. The ratio of non-accruing loans to total loans remained consistent at 0.61% from December 31, 2001 to June 30, 2002.

          Nonaccrual loans increased $5.0 million from December 31, 2000 to December 31, 2001. This increase was primarily attributable to the higher level of commercial loans at the end of 2001 compared to 2000 resulting from our strategy of emphasizing the origination of commercial loans. Interest income that would have been recorded if non-accrual loans had been performing in accordance with their original terms amounted to $604 thousand for year ended December 31, 2001. The ratio of non-accruing loans to total loans increased to 0.61% at December 31, 2001 from 0.35% at December 31, 2000.

     Investing Activities

          Securities Portfolio. At June 30, 2002, all of our security investments were classified as available for sale in order to maintain flexibility in satisfying future investment and lending requirements. The following table sets forth certain information with respect to the amortized cost and fair values of our portfolio as of the dates indicated.

                                                                                        At December 31,
                                            At June 30,      ----------------------------------------------------------------------
                                               2002                   2001                    2000                    1999
                                      ---------------------- ----------------------  ----------------------  ----------------------
                                       Amortized     Fair     Amortized      Fair    Amortized      Fair     Amortized      Fair
                                          cost       value      cost        value       cost        value       cost        value
                                      -----------  --------- ----------   ---------  ----------   ---------  ----------   ---------
                                                                          (Dollars in thousands)
Debt securities:
U.S. Treasury ......................  $        15  $      16 $  164,992   $ 165,120  $   37,970   $  38,216  $   47,446   $  47,406
U.S. government agencies ...........      130,097    131,540     79,419      81,016      56,379      56,928      14,976      14,739
Corporate ..........................       27,733     27,393     27,264      27,026       8,209       8,193       6,985       6,996
States and political subdivisions ..       30,066     31,151     26,696      27,208      23,548      23,948       2,449       2,336
                                      -----------  --------- ----------   ---------  ----------   ---------  ----------   ---------
   Total debt securities ...........      187,911    190,100    298,371     300,370     126,106     127,285      71,856      71,477

Asset-backed securities ............       18,467     18,962     28,062      28,850      41,783      42,007      85,768      84,133
Equity securities ..................        9,194      7,441     21,530      20,325      23,547      25,764      19,028      23,534
Other securities ...................        4,953      4,974      4,453       4,471       4,453       4,444          --          --
                                      -----------  --------- ----------   ---------  ----------   ---------  ----------   ---------
   Total investment securities .....  $   220,525  $ 221,477 $  352,416   $ 354,016  $  195,889   $ 199,500  $  176,652   $ 179,144
                                      -----------  --------- ----------   ---------  ----------   ---------  ----------   ---------
Average estimated remaining life of
 investment securities (1) .........   3.86 years            2.09 years              3.75 years              2.79 years

Mortgage-backed securities:
Freddie Mac ........................  $    39,495     40,796     37,081      38,339      48,891      49,526      66,930      65,299
Ginnie Mae .........................       12,647     13,242     16,094      16,799      22,645      23,016      15,246      15,323
Fannie Mae .........................       15,768     16,750     18,213      19,169      18,668      19,447      13,379      13,074
CMOs ...............................      262,285    263,963    265,489     265,574     215,181     210,345     306,339     290,633
                                      -----------  --------- ----------   ---------  ----------   ---------  ----------   ---------
   Total mortgage-backed
    securities .....................  $   330,195  $ 334,751 $  336,877   $ 339,881  $  305,385   $ 302,334  $  401,894   $ 384,329
                                      -----------  --------- ----------   ---------  ----------   ---------  ----------   ---------
Average estimated remaining life of
 mortgage-backed securities ........   2.71 years            4.82 years              6.41 years              5.19 years

Net unrealized gains (losses) on
 securities ........................  $     5,508            $    4,604              $      560              $  (15,073)
                                      -----------            ----------              ----------              ----------

  Total securities available
    for sale .......................  $   556,228  $ 556,228 $  693,897   $ 693,897  $  501,834   $ 501,834  $  563,473   $ 563,473
                                      ===========  ========= ==========   =========  ==========   =========  ==========   =========
Average estimated remaining life of
 total securities available for
 sale (1) ..........................   3.17 years            3.48 years              5.46 years              4.51 years

     -------------------------
     (1) Average remaining life does not include common stock or other securities available for sale and is computed utilizing estimated maturities and prepayment assumptions.

         Our securities portfolio decreased from $693.9 million at December 31, 2001 to $556.2 million at June 30, 2002. This decrease was primarily a result of the maturity of $155.0 million of U.S. Treasury securities during the first quarter of 2002, the proceeds from which were used to pay down borrowings. Additionally, during the first half of 2002 we restructured a portion of our investment portfolio by selling approximately $50 million of long-term mortgage-backed securities and using the proceeds to purchase short-term investments (included in securities available for sale and federal funds sold and other short-term investments) in order to better match the maturities of our short-term liabilities.

Our securities portfolio increased to $693.9 million at December 31, 2001 from $501.8 million at December 31, 2000. This $192.1 million, or 38%, increase primarily resulted from the purchase of $155.0 million of U.S. Treasury securities in late 2001 in order to meet the New York State thrift test for qualified assets. Additionally, securities increased due to the excess funds generated from the sale and prepayment of fixed rate residential real estate loans during 2001 and an increase in deposits. These excess funds were invested in shorter-term investments (included in securities available for sale and federal funds sold and other short-term investments) in order to reduce our interest rate risk, which caused the average estimated remaining life of the securities to decrease to 3.48 years at December 31, 2001. Additionally, our unrealized gain on investment securities increased $4.0 million during 2001 mainly due to the declining interest rate environment, which caused our fixed income securities to appreciate in value.

Funding Activities

         Deposits. The following tables set forth information regarding the average daily balance and rate of deposits by type for the periods indicated.

                                  For the six months ended                     For the year ended December 31,
                                                              -----------------------------------------------------------------
                                        June 30, 2002                       2001                            2000
                              ------------------------------- -----------------------------------------------------------------
                                         Percent of                      Percent of                       Percent of
                                           total     Weighted               total    Weighted                total     Weighted
                                Average    average   average    Average    average   average    Average     average    average
                                balance   deposits    rate      balance   deposits     rate     balance    deposits     rate
                              ---------- ---------- --------- ---------- ----------  -------- ----------- ---------- ----------
                                                                                 (Dollars in thousands)
Money market accounts ....... $  365,653   17.51      2.03%  $  391,745    20.10%    3.66%   $   295,588   21.56%     5.02%
Savings accounts ............    545,717   26.14      2.43      417,256    21.41     2.62        338,475   24.69      2.77
NOW accounts ................    163,098    7.81      0.91      153,373     7.87     1.01        116,190    8.48      1.02
Noninterest-bearing
 accounts ...................    107,497    5.15        --       90,023     4.62       --         46,799    3.41        --
                              ---------- -------              ---------  -------             ----------- -------
   Total transaction
    accounts ................  1,181,965   56.61      1.88    1,052,397    54.00     2.55        797,052   58.14      3.19
Mortgagors' payments held
 in escrow ..................     16,039    0.77      1.63       19,198     0.98     1.71         14,959    1.09      1.74
                              ---------- -------             ----------  -------             ----------- -------
   Total ....................  1,198,004   57.38      1.87    1,071,595    54.98     2.53        812,011   59.23      3.16
                              ---------- -------             ----------  -------             ----------- -------

Certificates of deposit:
Less than 6 months ..........    311,842   14.93      4.20      342,596    17.58     5.55        201,279   14.67       NA
Over 6 through 12 months ....    216,318   10.36      3.61      241,709    12.40     5.34        168,686   12.31       NA
Over 12 through 24 months ...    157,599    7.55      3.95      100,549     5.16     5.20         83,437    6.09       NA
Over 24 months ..............     32,690    1.57      5.05       34,295     1.76     5.56         18,046    1.32       NA
Over $100,000 ...............    171,454    8.21      3.97      158,279     8.12     5.18         87,412    6.38       NA
                              ---------- -------             ----------  -------             ----------- -------
   Total certificates of
   deposit ..................    889,903   42.62      4.00      877,428    45.02     5.39        558,860   40.77      5.47
                              ---------- -------             ----------  -------             ----------- =======
   Total average deposits ... $2,087,907  100.00%     2.78%  $1,949,023   100.00%    3.82%   $ 1,370,871  100.00%     4.10%
                              ========== =======             ==========  =======             =========== =======

                                                1999
                                 ----------------------------------
                                             Percent of
                                               total      Weighted
                                   Average    average     average
                                   balance    deposits     rate
                                 ----------- ----------  ----------
Money market accounts .......    $   221,800    20.44%       4.38%
Savings accounts ............        302,583    27.88        3.01
NOW accounts ................         84,828     7.82        1.40
Noninterest-bearing
 accounts ...................         31,921     2.94          --
                                 -----------  -------
   Total transaction
    accounts ................        641,132    59.08        3.12
Mortgagors' payments held
 in escrow ..................         10,834     1.00        1.79
                                 -----------  -------
   Total ....................        651,966    60.08        3.10
                                 -----------  -------
Certificates of deposit:
Less than 6 months ..........
Over 6 through 12 months ....        164,474    15.16          NA
Over 12 through 24 months ...        107,122     9.87          NA
Over 24 months ..............         76,627     7.06          NA
Over $100,000 ...............         15,248     1.41          NA
                                      69,697     6.42          NA
   Total certificates of         -----------  -------
   deposit ..................        433,168    39.92        5.12
                                 -----------  -------
   Total average deposits ...    $ 1,085,134   100.00%       3.91%
                                 ===========  =======

--------------------------
NA - Not available.

         Total deposits increased $157.4 million from $1.99 billion at December 31, 2001 to $2.15 billion at June 30, 2002. This increase was a result of our focus on increasing our customer base, which included the opening of our 38/th/ banking center and the introduction of a money market savings account in the first quarter of 2002, as well as a general deposit inflow being experienced by most banks. In particular, our savings account balances increased $172.7 million from December 31, 2001 to June 30, 2002. Additionally, non-interest bearing deposits increased $14.1 million or 13% as a result of a new "totally free" checking product introduced in late 2001 and an increase in commercial business.

         Total deposits at December 31, 2001 were $1.99 billion, an increase of $84.5 million, or 4%, when compared to the $1.91 billion of deposits at December 31, 2000. This increase was generally across all product lines and was a result of our focus on increasing our customer base, which included the opening of our 37/th/ banking center in 2001, and a general deposit inflow experienced by most banks in 2001. Additionally, noninterest-bearing deposits increased $23.7 million during 2001 primarily due to an increase in commercial business accounts

         Borrowings. The following table sets forth certain information as to borrowings for the years indicated.

                                          At or for the six months
                                                ended June 30,               At or for the year ended December 31,
                                        ---------------------------     ------------------------------------------
                                            2002            2001            2001            2000          1999
                                        -----------     -----------     -----------     -----------    -----------
                                                                   (Dollars in thousands)
Period end balance:
-------------------
FHLB advances ........................  $   245,084     $   265,967     $   315,416     $   294,876    $   224,697
Reverse repurchase agreements ........      155,772         127,205         235,124         118,691        110,948
Other borrowings .....................        6,000          11,000           8,500          16,000             --
                                        -----------     -----------     -----------     -----------    -----------
Total borrowings .....................  $   406,856     $   404,172     $   559,040     $   429,567    $   335,645
                                        ===========     ===========     ===========     ===========    ===========
Maximum balance:
---------------
FHLB advances ........................  $   315,416     $   295,215     $   315,416     $   314,043    $   224,697
Reverse repurchase agreements ........      235,124         129,354         235,124         137,365        111,948
Other borrowings .....................        8,500          16,000          16,000          16,000             --
Average balance:
---------------
FHLB advances ........................  $   256,621     $   282,996     $   277,879     $   224,014    $   167,279
Reverse repurchase agreements ........      154,845         124,982         136,452         121,339         94,236
Other borrowings .....................        6,373          13,182          11,212           2,606             --
Period end weighted average interest
------------------------------------
 rate:
 -----
FHLB advances ........................         5.42%           5.90%           5.01%           6.05%          5.81%
Reverse repurchase agreements ........         5.17%           5.55%           3.97%           5.77%          5.53%
Other borrowings .....................         2.59%           6.20%           3.01%           8.64%           --

         Borrowed funds decreased $152.2 million to $406.9 million at June 30, 2002 from $559.0 million at December 31, 2001. This decrease, as well as the decrease in period end weighted average interest rate, was the result of the maturity of $140.0 million of FHLB advances and reverse repurchase agreements during the first quarter of 2002, which had been utilized to purchase U.S. Treasury securities during the fourth quarter of 2001.

         Borrowed funds increased 30% to $559.0 million at December 31, 2001 from $429.6 million at December 31, 2000. This $129.5 million increase was almost exclusively attributable to the $140.0 million of FHLB advances and reverse repurchase agreements utilized to purchase U.S. Treasury securities as discussed above. Excluding these funds, borrowings decreased $10.5 million as the cash on hand, increase in deposits and sale and maturity of investment securities and loans were more than adequate to meet operational funding needs. During 2001, we replaced approximately $40.0 million of short-term borrowings with longer-term borrowings. This decision was made as part of our asset/liability management strategy. As a result, excluding the FHLB advances and reverse repurchase agreements used to fund the purchase of U.S. Treasury securities, short-term borrowings decreased $48.8 million during 2001, while long-term borrowings increased $38.3 million.

Equity Activities

         Stockholders' equity increased to $272.3 million at June 30, 2002 compared to $260.6 million at December 31, 2001. This increase was primarily attributable to net income during the first half of 2002 of $14.5 million partially offset by common stock dividends declared during the same period of $0.21 per share, which reduced stockholders' equity by $5.3 million. Additionally, stockholders' equity was positively impacted $1.9 million from the routine exercise of stock options and vesting of restricted stock and ESOP shares. Finally, stockholders' equity increased as a result of a decrease in interest rates during the first half of the year, which caused a $0.5 million (net of tax) increase in the unrealized gain on investment securities available for sale included in accumulated other comprehensive income.

         The increase in stockholders' equity of $16.1 million, or 7%, from $244.5 million at December 31, 2000 to $260.6 million at December 31, 2001 was primarily attributable to net income of $21.2 million. Additionally, accumulated other comprehensive income increased $2.2 million primarily as a result of the increase in the unrealized gain/loss on securities available for sale. These increases were partially offset by the payment of dividends of $9.0 million during 2001.

Results of Operations for the Six Months Ended June 30, 2002 and June 30, 2001

         Net Income

         Net income for the six month period ended June 30, 2002 increased 49% to $14.5 million, or $0.57 per diluted share from $9.7 million, or $0.39 per diluted share for the same period of 2001. On January 1, 2002, we adopted Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets," which no longer permits goodwill to be amortized Adjusting prior period amounts to exclude the effects of goodwill amortization similar to the 2002 results, net income for the first half of 2002 increased $2.4 million or 20% from the first half of 2001. Net income for the first six months of 2002 represented an annualized return on average stockholders' equity of 10.86% as compared to 9.69% for the same period of 2001, adjusted for goodwill amortization. In the second quarter of 2002, we recorded a $1.8 million tax charge related to the recapture of excess bad debt reserves for New York State tax purposes, triggered by our recent decision to combine our three banking subsidiaries. Additionally, during the first half of 2002, we realized $998,000 in gains from the curtailment of our defined benefit pension plan and severance costs of $425,000 related to the consolidation of our three banking subsidiaries.

Net Interest Income

         Average Balance Sheet. The following table sets forth certain information relating to the average yields earned on interest-earning assets, as well as the average rates paid on interest-bearing liabilities for the periods indicated. Such yields and rates were derived by dividing interest income or expense by the average balances of interest-earning assets or interest-bearing liabilities, respectively, for the periods shown. No tax equivalent adjustments were made. All average balances are average daily balances. Non-accruing loans have been excluded from the yield calculations in this table.





                                                                            For the six months ended June 30,
                                                                          -------------------------------------
                                                     At June 30, 2002                      2002
                                                 -----------------------  -------------------------------------
                                                   Average                  Average     Interest
                                                 outstanding              outstanding    earned/
                                                   balance    Yield/rate    balance       paid      Yield/rate
                                                 -----------  ----------  -----------   ---------  ------------

Interest-earning assets:
  Federal funds sold and other short-term
   investments ................................  $  125,177      1.95%    $   98,319    $     956      1.96%
  Investment securities (1) ...................     220,525      4.13        212,229        4,615      4.35
  Mortgage-backed securities (1) ..............     330,195      5.83        347,037        9,433      5.44
  Loans (2) ...................................   1,917,392      7.34      1,885,789       69,542      7.40
Other interest-earning assets (3) .............      21,661      4.01         23,760          523      4.44
                                                 ----------    ------     ----------    ---------   -------
   Total interest-earning assets ..............   2,614,950      6.59%     2,567,134       85,069      6.65%
                                                 ----------               ----------    ---------   -------
Allowance for credit losses ...................     (19,694)                 (19,046)
Other noninterest-earning assets (4) (5) ......     276,967                  273,360
                                                 ----------               ----------
   Total assets ...............................  $2,872,223               $2,821,448
                                                 ==========               ==========
Interest-bearing liabilities:
  Savings accounts ............................  $  623,412      2.19%    $  545,717    $   6,580      2.43%
  NOW and money market accounts ...............     512,719      1.57        528,751        4,424      1.69
  Certificates of deposit .....................     871,759      3.65        889,903       17,655      4.00
  Mortgagors' payments held in escrow .........      16,387      2.00         16,039          130      1.64
  Borrowed funds ..............................     406,856      5.28        417,839       11,358      5.48
                                                 ----------    ------     ----------    ---------   -------
   Total interest-bearing liabilities .........   2,431,133      3.10%     2,398,249       40,147      3.38%
                                                 ----------    ------     ----------    ---------   -------
Noninterest-bearing deposits ..................     123,997                  107,497
Other noninterest-bearing liabilities .........      44,790                   47,316
                                                 ----------               ----------
   Total liabilities ..........................   2,559,920                2,553,062
Stockholders' equity (4) ......................     272,303                  268,386
                                                 ----------               ----------
   Total liabilities and stockholders' equity .  $2,872,223               $2,821,448
                                                 ==========               ==========
Net interest income ...........................                                         $  44,922
                                                                                        =========
Net interest rate spread ......................                  3.49%                                 3.27%
                                                               ======                               =======
Net earning assets ............................  $  183,817               $  168,885
                                                 ==========               ==========
Net interest income as a percentage of average
  interest-earning assets (net interest margin)                   NA                         3.49%
                                                               ======                   =========
Ratio of average interest-earning assets to
  average interest-bearing liabilities ........     107.56%                   107.04%
                                                 ==========               ==========









                                                  For the six months ended June 30,
                                                -------------------------------------
                                                               2001
                                                -------------------------------------
                                                  Average     Interest
                                                outstanding    earned/
                                                  balance       paid      Yield/rate
                                                -----------   ---------  ------------
                                                     (Dollars in thousands)
Interest-earning assets:
  Federal funds sold and other short-term
   investments ................................ $   32,914    $     811        4.96%
  Investment securities (1) ...................    198,993        5,405        5.44
  Mortgage-backed securities (1) ..............    303,827       10,034        6.61
  Loans (2) ...................................  1,832,253       72,586        7.95
Other interest-earning assets (3) .............     25,262          878        7.01
                                                ----------    ---------      ------
   Total interest-earning assets ..............  2,393,249       89,714        7.52%
                                                ----------    ---------      ------
Allowance for credit losses ...................    (18,330)
Other noninterest-earning assets (4) (5) ......    266,201
                                                ----------
   Total assets ............................... $2,641,120
                                                ==========
Interest-bearing liabilities:
  Savings accounts ............................ $  412,887    $   5,402        2.64%
  NOW and money market accounts ...............    540,610        9,144        3.41
  Certificates of deposit .....................    865,643       24,608        5.73
  Mortgagors' payments held in escrow .........     16,791          142        1.70
  Borrowed funds ..............................    421,160       12,583        6.02
                                                ----------    ---------      ------
   Total interest-bearing liabilities .........  2,257,091       51,879        4.64%
                                                ----------    ---------      ------
Noninterest-bearing deposits ..................     83,742
Other noninterest-bearing liabilities .........     49,729
                                                ----------
   Total liabilities ..........................  2,390,562
Stockholders' equity (4) ......................    250,558
                                                ----------
   Total liabilities and stockholders' equity . $2,641,120
                                                ==========
Net interest income ...........................               $  37,835
                                                              =========
Net interest rate spread ......................                                2.88%
                                                                             ======
Net earning assets ............................    136,158
                                                ==========
Net interest income as a percentage of average
  interest-earning assets (net interest margin)                    3.15%
                                                              =========
Ratio of average interest-earning assets to
  average interest-bearing liabilities ........     106.03%
                                                ==========

                                                                              For the year ended December 31,
                                                       ----------------------------------------------------------------------------
                                                                       2001                                   2000
                                                       ------------------------------------  --------------------------------------
                                                         Average      Interest                 Average      Interest
                                                       outstanding    earned/                outstanding     earned/
                                                         balance       Paid      Yield/rate    balance        paid       Yield/rate
                                                       -----------  -----------  ----------  -----------   ---------     ----------
                                                                                                     (Dollars in thousands)
Interest-earning assets:
  Federal funds sold and other short-term
     investments ....................................  $    39,533  $     1,503        3.80% $    12,312   $     771           6.26%
  Investment securities (1) .........................      206,415       10,888        5.27      159,464       8,804           5.52
  Mortgage-backed securities (1) ....................      312,863       20,138        6.44      361,890      24,045           6.64
  Loans (2) .........................................    1,845,812      144,274        7.82    1,288,978     101,825           7.90
  Other interest-earning assets (3) .................       24,544        1,565        6.38       24,186       1,595           6.59
                                                       -----------  -----------  ----------  -----------   ---------     ----------
   Total interest-earning assets ....................    2,429,167  $   178,368        7.34%   1,846,830   $ 137,040           7.42%
                                                       -----------  -----------  ----------  -----------   ---------     ----------
Allowance for credit losses .........................      (18,469)                              (12,766)
Other noninterest-earning assets (4) (5) ............      268,633                               157,968
                                                       -----------                           -----------
   Total assets .....................................  $ 2,679,331                           $ 1,992,032
                                                       ===========                           ===========
Interest-bearing liabilities:
  Savings accounts ..................................  $   417,256  $    10,918        2.62% $   338,475   $   9,380           2.77%
  NOW and money market accounts .....................      545,118       15,878        2.91      411,778      16,038           3.89
  Certificates of deposit ...........................      877,428       47,284        5.39      558,860      30,593           5.47
  Mortgagors' payments held in escrow ...............       19,198          329        1.71       14,959         261           1.74
  Borrowed funds ....................................      425,543       24,943        5.86      347,959      20,590           5.92
                                                       -----------  -----------  ----------  -----------   ---------     ----------
    Total interest-bearing liabilities ..............    2,284,543  $    99,352        4.35%   1,672,031   $  76,862           4.60%
                                                       ----------   -----------  ----------  -----------   ---------     ----------
Noninterest-bearing deposits ........................       90,023                                46,799
Other noninterest-bearing liabilities ...............       49,128                                40,253
                                                       -----------                           -----------
   Total liabilities ................................    2,423,694                             1,759,083
Stockholders' equity (4) ............................      255,637                               232,949
                                                       -----------                           -----------
   Total liabilities and stockholders' equity .......  $ 2,679,331                           $ 1,992,032
                                                       ===========                           ===========
Net interest income .................................               $    79,016                            $  60,178
                                                                    ===========                            =========
Net interest rate spread ............................                                  2.99%                                   2.82%
                                                                                 ==========                              ==========
Net earning assets ..................................  $   144,624                           $   174,799
                                                       ===========                           ===========
Net interest income as a percentage of average
   interest-earning assets (net interest margin) ....                      3.25%                                3.26%
                                                                    ===========                            =========
Ratio of average interest-earning assets to
   average interest-bearing liabilities .............       106.33%                               110.45%
                                                       ===========                           ===========


                                                         ---------------------------------------
                                                                          1999
                                                         ---------------------------------------
                                                           Average       Interest
                                                         outstanding      earned/
                                                           balance         paid       Yield/rate
                                                         -----------    ---------     ----------
Interest-earning assets:
  Federal funds sold and other short-term
     investments ....................................    $    21,804    $   1,104           5.06%
  Investment securities (1) .........................        191,222       10,972           5.74
  Mortgage-backed securities (1) ....................        422,952       27,004           6.38
  Loans (2) .........................................        867,630       67,398           7.77
  Other interest-earning assets (3) .................         22,750        1,336           5.87
                                                         -----------    ---------     ----------
   Total interest-earning assets ....................      1,526,358    $ 107,814           7.06%
                                                         -----------    ---------     ----------
Allowance for credit losses .........................         (9,160)
Other noninterest-earning assets (4) (5) ............        109,851
                                                         -----------
   Total assets .....................................    $ 1,627,049
                                                         ===========
Interest-bearing liabilities:
  Savings accounts ..................................    $   302,583    $   9,098           3.01%
  NOW and money market accounts .....................        306,628       10,908           3.56
  Certificates of deposit ...........................        433,168       22,193           5.12
  Mortgagors' payments held in escrow ...............         10,834          194           1.79
  Borrowed funds ....................................        261,515       14,667           5.61
                                                         -----------    ---------     ----------
    Total interest-bearing liabilities ..............      1,314,728    $  57,060           4.34%
                                                         -----------    ---------     ----------
Noninterest-bearing deposits ........................         31,921
Other noninterest-bearing liabilities ...............         35,301
                                                         -----------
   Total liabilities ................................      1,381,950
Stockholders' equity (4) ............................        245,099
                                                         -----------
   Total liabilities and stockholders' equity .......    $ 1,627,049
                                                         ===========
Net interest income .................................                   $  50,754
                                                                        =========
Net interest rate spread ............................                                       2.72%
                                                                                      ==========
Net earning assets ..................................    $   211,630
                                                         ===========
Net interest income as a percentage of average
   interest-earning assets (net interest margin) ....                        3.33%
                                                                        =========
Ratio of average interest-earning assets to
   average interest-bearing liabilities .............         116.10%
                                                         ===========

----------------------
(1)   Amounts shown are at amortized cost.
(2) Net of deferred costs, unearned discounts, negative balance deposits reclassified to loans and non-accruing loans.
(3)   Includes FHLB stock and interest-bearing demand accounts.
(4)   Includes unrealized gains/losses on securities available for sale.
(5) Includes bank-owned life insurance, earnings on which are reflected in other noninterest income and non-accruing loans.

         Net interest income rose 19% to $44.9 million for the six month period ended June 30, 2002 from $37.8 million for the same period in 2001. Additionally, our net interest margin increased to 3.49% for the first six months of 2002 from 3.15% for the first six months of 2001. The increase in net interest income and margin resulted primarily from a 39 basis point increase in the net interest rate spread, as our interest-bearing liabilities repriced faster than our interest-earning assets during the declining rate environment in 2001 and the first half of 2002. The increase in net interest income and margin can also be attributed to the increase in average net earning assets from $136.2 million for the first half of 2001 to $168.9 million for the same period in 2002. This increase in average net earning assets was primarily funded by $23.8 million increase in average noninterest-bearing demand deposits for the same period as a result of increased commercial business and the introduction of a "totally free" checking account product near the end of 2001.

         Rate/Volume Analysis. The following table presents the extent to which changes in interest rates and changes in the volume of interest-earning assets and interest-bearing liabilities have affected interest income and interest expense during the periods indicated. Information is provided in each category with respect to: (i) changes attributable to changes in volume (changes in volume multiplied by prior rate); (ii) changes attributable to changes in rate (changes in rate multiplied by prior volume); and (iii) the net change. The changes attributable to the combined impact of volume and rate have been allocated proportionately to the changes due to volume and the changes due to rate.

                               For the six months ended June 30,                   For the year ended December 31,
                                                                  ------------------------------------------------------------------
                                         2002 v. 2001                       2001 v. 2000                      2000 v. 1999
                               ---------------------------------  ------------------------------------------------------------------
                               Increase/(decrease)                Increase/(decrease)               Increase/(decrease)
                                     due to            Total             due to           Total            due to           Total
                               --------------------   Increase    -------------------    Increase  --------------------    Increase
                                Volume       Rate    (decrease)    Volume      Rate     (decrease)   Volume      Rate     (decrease)
                               ---------   --------   ----------  --------   --------   ---------   --------   --------   ----------
                                                                      (Dollars in thousands)
Interest-earning assets:
  Federal funds sold and
   other short-term
   investments ............... $     863   $   (718)  $     145   $  1,136   $   (404)  $     732   $   (554)  $    221   $    (333)
  Investment securities ......       339     (1,129)       (790)     2,499       (415)      2,084     (1,766)      (402)     (2,168)
  Mortgage-backed securities..     1,303     (1,904)       (601)    (3,185)      (722)     (3,907)    (4,022)     1,063      (2,959)
  Loans ......................     2,064     (5,108)     (3,044)    43,488     (1,039)     42,449     33,266      1,161      34,427
  Other interest-earning
   assets ....................       (50)      (305)       (355)        23        (53)        (30)        88        171         259
                               ---------   --------   ---------   --------   --------   ---------   --------   --------   ---------
Total interest-earning
  assets ..................... $   4,519   $ (9,164)  $  (4,645)  $ 43,961   $ (2,633)  $  41,328   $ 27,012   $  2,214   $  29,226
                               =========   ========   =========   ========   ========   =========   ========   ========   =========
Interest-bearing liabilities:
  Savings accounts ........... $   1,634   $   (456)  $   1,178   $  2,075   $   (537)  $   1,538   $  1,028   $   (746)  $     282
  Interest-bearing checking ..      (197)    (4,523)     (4,720)     4,464     (4,624)       (160)     4,019      1,111       5,130
  Certificates of deposit ....       671     (7,624)     (6,953)    17,169       (478)     16,691      6,796      1,604       8,400
  Mortgagors' payments held
   in escrow .................        (6)        (6)        (12)        73         (5)         68         72         (5)         67
  Borrowed funds .............       (99)    (1,126)     (1,225)     4,554       (201)      4,353      5,077        846       5,923
                               ---------   --------   ---------   --------   --------   ---------   --------   --------   ---------
Total interest-bearing
 liabilities ................. $   2,003   $(13,735)  $ (11,732)  $ 28,335   $ (5,845)  $  22,490   $ 16,992   $  2,810   $  19,802
                               =========   ========   =========   ========   ========   =========   ========   ========   =========
Net interest income ..........                        $   7,087                         $  18,838                         $   9,424
                                                      =========                         =========                         =========

         Interest income decreased $4.6 million for the six month period ended June 30, 2002 compared to the same period in 2001. This decrease reflects an 87 basis point decrease in the overall yield on interest-earning assets from 7.52% for the six months ended June 30, 2001 to 6.65% for the same period in 2002. This decrease primarily resulted from the lower interest rate environment, which caused interest-earning assets to reprice at lower rates partially offset by the shift in loan portfolio mix to higher yielding commercial loans. Additionally, the yield on interest-earning assets was negatively impacted by our strategic decision to invest funds received from deposits, loan payments and maturity/payments of investment securities in lower yielding short-term investments with minimal extension risk or potential market value fluctuations in anticipation of rising interest rates. This decreased rate earned on interest-earning assets was partially offset by an increase in average interest-earning asset balances to $2.6 billion for the first two quarters of 2002 from $2.4 billion for the same period in 2001.

            Interest expense decreased $11.7 million from the first half of 2001 to the first half of 2002, primarily due to the 126 basis point decrease in the rate paid on interest-bearing liabilities from 4.64% to 3.38% for the same period in the prior year due to the lower interest rate environment. This decreased rate paid on interest-bearing liabilities was partially offset by an increase in the average balance of interest-bearing liabilities to $2.4 billion for the six month period ended June 30, 2002 from $2.3 billion for the same period in 2001.

            Provision for Credit Losses

            The following table sets forth the analysis of the allowance for credit losses, including charge-off and recovery data, for the periods indicated.

                                  For the six months ended
                                          June 30,                               For the year ended December 31,
                                  ------------------------     -------------------------------------------------------------------
                                     2002          2001           2001          2000          1999          1998           1997
                                  ----------    ----------     ----------    ----------    ----------    ----------     ----------
                                                                          (Dollars in thousands)
Balance at beginning of period... $   18,727    $   17,746     $   17,746    $    9,862    $    8,010    $    6,921     $    6,539

Charge-offs:
Real estate:
  One- to four-family............        198           191            382           175           101            14             46
  Home equity....................         --           147            158            28            35            --             --
  Multi-family...................         --            --             --            53            84           177            173
  Commercial.....................        156           159            901            78            62           581            198
Consumer.........................      1,216           651          1,571           534           447           428            388
Commercial business..............      1,332           243          1,059           204             6            52            557
                                  ----------    ----------     ----------    ----------    ----------    ----------     ----------
Total............................      2,902         1,391          4,071         1,072           735         1,252          1,362
                                  ----------    ----------     ----------    ----------    ----------    ----------     ----------

Recoveries:
Real estate:
  One- to four-family............          4            25             30            22            --            --             --
  Home equity....................         --            --             --            13            --            --             --
  Multi-family...................         --            --             --            30            37            --            149
  Commercial.....................         30             5            268             1             4           155             21
Consumer.........................        303           210            425           224            80            98             81
Commercial business..............        272            78            169            47            --             4             --
                                  ----------    ----------     ----------    ----------    ----------    ----------     ----------
Total............................        609           318            892           337           121           257            251
                                  ----------    ----------     ----------    ----------    ----------    ----------     ----------

Net charge-offs..................      2,293         1,073          3,179           735           614           995          1,111
Provision for credit losses......      3,260         1,900          4,160         2,258         2,466         2,084          1,493
Allowance obtained through
  acquisitions...................         --            --             --         6,361            --            --             --
                                  ----------    ----------     ----------    ----------    ----------    ----------     ----------
Balance at end of period......... $   19,694    $   18,573     $   18,727    $   17,746    $    9,862    $    8,010     $    6,921
                                  ==========    ==========     ==========    ==========    ==========    ==========     ==========

Ratio of net charge-offs to
  average period loans
  outstanding during the period..       0.24%         0.12%          0.17%         0.06%         0.07%         0.15%          0.18%
                                  ==========    ==========     ==========    ==========    ==========    ==========     ==========
Ratio of allowance for credit
  losses to total loans..........       1.02%         1.00%          1.00%         0.96%         0.99%         1.06%          1.08%
                                  ==========    ==========     ==========    ==========    ==========    ==========     ==========
Ratio of allowance for credit
  losses to non-accruing loans...     167.85%       263.22%        163.13%       273.73%       511.25%       243.02%        227.14%
                                  ==========    ==========     ==========    ==========    ==========    ==========     ==========

            Net charge-offs for the first six months of 2002 amounted to $2.3 million compared to $1.1 million for the same period in 2001. This increase was primarily a result of an increase in the amount of commercial loans outstanding as a percentage of total loans and the downturn in the economy. As a percentage of average loans outstanding, annualized net charge-offs increased to 0.24% for the six months ended June 30, 2002 from 0.12% for the same period in 2001. Given the increase in non-accrual loans compared to those outstanding at June 30, 2001 and the higher concentration of commercial loans, we increased the provision for credit losses to $3.3 million for the first six months of 2002, from $1.9 million for the same period in 2001.

         Noninterest Income

         For the first half of 2002 we had $23.8 million in noninterest income, an increase of 14% over the $20.8 million for the same period in 2001. This increase primarily resulted from internal growth, which included the addition of new banking services in the fourth quarter of 2001, as well as our continued emphasis on the sale of mutual fund, annuity and insurance products. Additionally, during the second quarter of 2002, our insurance agency realized an additional $383,000 from the receipt of 2001 contingent profit sharing, as actual loss experience was better than originally projected. These increases were partially offset by our decision to eliminate our covered call option program near the end of the first quarter of 2002 and to hold more direct finance leases we originated versus selling them service released to third parties. Noninterest income continues to be a strong stable source of earnings for us, as it represented 35% of net revenue for the first two quarters of 2002.

         Noninterest Expenses

         Noninterest expense for the six months ended June 30, 2002 was $40.8 million as compared to $41.2 million for the comparable period of 2001. Adjusting 2001 amounts to exclude goodwill amortization, noninterest expense for the first half of 2002 increased $2.0 million primarily due to a $1.6 million increase in salaries and benefits. This increase in salaries and benefits was a result of internal growth and $425,000 of consolidation-related severance costs incurred in the first half of 2002, partially offset by a $998,000 pension plan curtailment gain also realized in the first half of 2002. Technology and communications expense increased $640,000 when comparing the first half of 2002 to the same period of 2001 as a result of the opening of two banking centers since the second quarter of 2001 and the upgrading of systems near the end of 2001. Our efficiency ratio improved to 59.5% for the six months ended June 30, 2002 from 66.0% for the same period in 2001, adjusted for the new accounting for goodwill. Excluding the severance costs, pension plan curtailment gain and contingent profit sharing in the second quarter of 2002, this ratio was 60.5% as we continued to focus on efficiency through our Adding Value Always ("AVA") initiative.

         Income Tax

         The effective tax rate increased to 41.3% for the first two quarters of 2002 compared to 32.6% for the same period in 2001, adjusted for goodwill amortization. Excluding the $1.8 million New York State bad debt tax recapture charge, the effective tax rate for the six months ended June 30, 2002 increased to 34.0% as First Niagara Bank was no longer able to take advantage of the special provisions in the New York State tax law that allowed it to deduct bad debt expenses in excess of those actually incurred.

Results of Operations for the Years Ended December 31, 2001 and December 31,
2000

         The following table shows the net income of Cortland Savings Bank, Cayuga Bank and financial services companies acquired in 2001 and 2000, included in the consolidated statements of income of First Niagara Financial Group for those years. The table helps to illustrate the change in net income that resulted from having a full year of income from these entities included in the results of operations for 2001 versus a partial year in 2000. The results of operations from the acquired companies are included since the effective date of each of the respective acquisitions.

                                                                    For the year ended
                                                                       December 31,
                                                                -------------------------
                                                                 2001/(1)/     2000/(2)/        Change
                                                                -----------   -----------    -----------
                                                                            (In thousands)
Interest income:
   Loans .....................................................  $    48,972   $    13,162    $    35,810
   Investment securities .....................................        7,688         2,033          5,655
   Other .....................................................        1,098           286            812
                                                                -----------   -----------    -----------
      Total interest income ..................................       57,758        15,481         42,277
                                                                -----------   -----------    -----------

Interest expense:
   Deposits ..................................................       25,659         6,982         18,677
   Borrowings ................................................        4,915         1,194          3,721
                                                                -----------   -----------    -----------
      Total interest expense .................................       30,574         8,176         22,398
                                                                -----------   -----------    -----------

      Net interest income ....................................       27,184         7,305         19,879
Provision for credit losses ..................................        1,870           221          1,649
                                                                -----------   -----------    -----------
      Net interest income after provision for credit losses ..       25,314         7,084         18,230
                                                                -----------   -----------    -----------

Noninterest income:
   Banking service charges and fees ..........................        2,663           672          1,991
   Lending and leasing income ................................        1,415           309          1,106
   Insurance services and fees ...............................        1,133            12          1,121
   Bank-owned life insurance income ..........................          370            46            324
   Annuity and mutual fund commissions .......................          191            22            169
   Investment and fiduciary services income ..................        1,456           965            491
   Other .....................................................          453           231            222
                                                                -----------   -----------    -----------
      Total noninterest income ...............................        7,681         2,257          5,424
                                                                -----------   -----------    -----------

Noninterest expense:
   Salaries and employee benefits ............................       12,204         2,831          9,373
   Occupancy and equipment ...................................        2,173           522          1,651
   Technology and communications .............................        2,293           650          1,643
   Marketing and advertising .................................          478           116            362
   Amortization of goodwill ..................................        3,455           950          2,505
   Other .....................................................        4,658           958          3,700
                                                                -----------   -----------    -----------
      Total noninterest expense ..............................       25,261         6,027         19,234
                                                                -----------   -----------    -----------

      Income before income taxes .............................        7,734         3,314          4,420
Income tax expense ...........................................        3,606         1,511          2,095
                                                                -----------   -----------    -----------

      Net income .............................................  $     4,128   $     1,803    $     2,325
                                                                ===========   ===========    ===========

------------------------------

(1) Includes income from the Cayuga Bank, Cortland Savings Bank, Niagara Investment Advisors, Inc. and Allied Claim Services, Inc. acquisitions since January 1, 2001.
(2) Includes income from Cayuga Bank since November 3, 2000, Cortland Savings Bank since July 7, 2000 and Niagara Investment Advisors, Inc. since May 31, 2000. We merged Albion Federal's two branch locations into First Niagara Bank's banking center network upon acquisition in March 2000. Therefore, separate income and expense amounts are not available for Albion Federal and were excluded from the analysis above. The effects of not including Albion Federal is not deemed material.

         Net Income

         For the year ended December 31, 2001, net income increased 9% to $21.2 million, or $0.85 per diluted share as compared to $19.5 million, or $0.79 per diluted share for 2000. Net income represented a return on average assets in 2001 of 0.79% compared to 0.98% in 2000 and a return on average equity in 2001 of 8.30% compared to 8.38% in 2000.

         Net Interest Income

         Net interest income rose 31%, to $79.0 million for 2001 from $60.2 million for 2000. However, net interest margin decreased slightly to 3.25% for 2001 from 3.26% for 2000. The narrowing of the net interest margin resulted primarily from a $30.2 million decline in average net earning assets to $144.6 million in 2001 as funds previously available for investment were utilized to fund acquisition activity in 2000. This decrease in average net earning assets was almost entirely offset by a 17 basis point increase in net interest rate spread, as our interest bearing liabilities repriced faster than our interest earning assets during the declining rate environment in 2001. Additionally, net interest margin benefited in 2001 from the redeployment of funds from lower yielding residential mortgages into higher yielding commercial loans and the 92% increase in noninterest bearing deposits due to increased commercial business.

         Interest income rose to $178.4 million in 2001 from $137.0 million in 2000. This $41.3 million, or 30%, increase was a result of growth in average interest-earning assets of $582.3 million partially offset by a decrease in the interest rate earned on those assets during 2001 of 8 basis points. Interest income on loans increased $42.4 million to $144.3 million for 2001 from $101.8 million for 2000. This increase resulted from a $556.8 million increase in average loans outstanding during 2001, due to our acquisitions in 2000 and growth in commercial loans. Offsetting this increase was an 8 basis point decrease in the average yield earned on loans caused by the low interest rate environment in 2001 partially offset by the change in loan portfolio composition to higher yielding commercial loans. Interest earned on investment securities decreased $1.8 million during 2001 primarily due to the prepayments received on mortgage-backed securities and the sale of mortgage-backed securities in the second half of 2000 to fund acquisitions, which caused the average balance on those investments to decrease $49.0 million. The 2000 bank acquisitions added approximately $42.3 million of additional interest income in 2001 compared to their 2000 contribution.

         Interest expense increased to $99.4 million for 2001 from $76.9 million for 2000. This $22.5 million, or 29%, increase is primarily attributable to the increase in average interest-bearing liabilities of $612.5 million partially offset by a decrease in the interest rate paid on those liabilities of 25 basis points in 2001. Interest expense on deposits increased $18.1 million to $74.4 million for 2001 from $56.3 million for 2000. This resulted from a $534.9 million increase in average interest bearing deposits outstanding during 2001, mainly due to the bank acquisitions in 2000 and internal growth, partially offset by a decrease in the average rate paid on those deposits over the same period. Interest expense on borrowed funds increased to $24.9 million for the year ended December 31, 2001, compared to $20.6 million for the same period in 2000. This was a result of an increase in the average balance of borrowed funds of $77.6 million in 2001 resulting from the bank acquisitions in 2000, partially offset by a 6 basis point decrease in the average rate paid on those borrowings over the same period. This decline in the rate paid on deposits and borrowings can be attributed to the lower interest rate environment during 2001. The 2000 bank acquisitions added approximately $22.4 million of additional interest expense in 2001 compared to their 2000 contribution.

         Provision for Credit Losses

         Net charge-offs for 2001 amounted to $3.2 million compared to $735,000 in 2000. This $2.4 million increase was primarily a result of having a full year of the Cayuga Bank, Cortland Savings Bank and Albion Federal acquisitions in 2001 versus a partial year in 2000. Additionally, net charge-offs increased due to an increase in the amount of higher risk commercial loans as a percentage of total loans and the downturn in the economy. As a percentage of average loans outstanding, net charge-offs increased to 0.17% for 2001 from 0.06% in 2000. Given the increase in non-accrual and delinquent loans, we increased the provision for credit losses to $4.2 million for the year ending December 31, 2001, from $2.3 million in 2000. Of this $1.9 million increase, approximately $1.6 million related to Cortland and Cayuga which were acquired in 2000. The provision is based on management's quarterly assessment of the adequacy of the allowance for credit losses with consideration given to such interrelated factors as the loan composition and inherent risk within the loan portfolio, the level of non-accruing loans and charge-offs, both current and historic economic conditions, as well as current trends related to regulatory supervision. We establish provisions for credit losses, which are charged to operations, in order to maintain the allowance for credit losses at a level sufficient to absorb credit losses inherent in the existing loan portfolio.

         Noninterest Income

         Noninterest income increased $8.0 million, or 23%, to $42.1 million in 2001 from $34.1 million in 2000. Revenue associated with our acquisitions resulted in $5.4 million of additional noninterest income for 2001 compared to their 2000 contribution, of which $3.1 million related to bank service charges and fees and lending and leasing income from the banks acquired and $1.1 million related to the acquisition of Allied Claim Services. Other factors that contributed to the overall increase in noninterest income included an increase in gains on sales of mortgages of $1.0 million, due to the decision to sell the majority of fixed rate mortgage loans originated in 2001, and approximately $1.0 million from the addition of new bank services. Noninterest income continued to be a stable source of earnings, and represented 35% of net revenue during 2001.

         Noninterest Expenses

         Noninterest expenses totaled $83.0 million for the year ended December 31, 2001 reflecting a $21.5 million, or 35%, increase over the 2000 total of $61.5 million. Approximately $19.2 million of this increase was attributable to our acquisitions and was primarily in salaries and employee benefits and the amortization of goodwill. Overall, salaries and employee benefits were $46.0 million in 2001 compared with $34.2 million in 2000. During 2001, noninterest expense was impacted by the increased amortization of goodwill and other intangibles associated with our acquisitions, which increased $2.7 million when compared to 2000. Other increases in noninterest expenses related to internal growth, which included ongoing upgrades of technology and communications systems that will facilitate future expansion and costs due to integration efforts of the acquired companies.

         Income Taxes

         The effective tax rate increased to 37.4% in 2001 from 36.0% in 2000, primarily due to the nondeductible amortization of goodwill and other intangibles related to our acquisitions.

Results of Operations for the Years Ended December 31, 2000 and December 31,
1999

         Net Income

         Net income increased $1.1 million to $19.5 million, or $0.79 per share for the year ended December 31, 2000 compared to $18.4 million, or $0.69 per share for 1999. Net income represented a return on average assets in 2000 of 0.98% compared to 1.13% in 1999. The return on average equity in 2000 was 8.38% compared to 7.52% in 1999. The increase in the return on average equity in 2000 was enhanced by the impact of treasury stock repurchases.

         Net Interest Income

         Net interest income rose $9.4 million to $60.2 million for the year ended December 31, 2000 from $50.8 million for the year ended December 31, 1999. Additionally, the net interest margin was 3.26% for 2000 compared to 3.33% for 1999. The narrowing of the margin resulted primarily from a $36.8 million decline in average net earning assets to $174.8 million in 2000 compared to $211.6 million in 1999, as funds previously available for investment in interest-earning assets were utilized to fund acquisition activity. This decrease was partially offset by a 10 basis point increase in the net interest rate spread, which can be attributed to the redeployment of funds from lower yielding investment securities into higher yielding loans.

         Interest income rose $29.2 million from $107.8 million in 1999 to $137.0 million in 2000. This was mainly a result of the growth in average interest-earning assets, which increased $320.5 million to $1.8 billion in 2000, as well as an increase in the interest rate earned on those assets of 36 basis points for the same period. Interest income on loans increased $34.4 million to $101.8 million for 2000 from $67.4 million for 1999. This increase resulted from a 49% increase in average loans outstanding during 2000 compared to 1999, as well as a 13 basis point increase in the average yield on loans over the same period. This increase was partially offset by a decrease in interest earned on investment and mortgage-backed securities of $5.1 million to $32.8 million for the year ended December 31, 2000 compared to $38.0 million for the same period in 1999, partially offset by a 12 basis point increase in the average yield earned on these investments. The increase in average yields earned on loans and investments can be attributed to the higher interest rate environment in 2000 compared to 1999 and the change in our asset and loan portfolio composition to higher yielding commercial and consumer loans.

         Interest expense increased $19.8 million to $76.9 million for 2000 from $57.1 million for 1999. This increase is primarily attributable to interest expense on deposits, which increased $13.9 million for the same period. This was a result of a 22 basis point increase in the average rate paid on deposits, in addition to a $270.9 million increase in the average balances. Interest expense on borrowed funds increased to $20.6 million for the year ended December 31, 2000, compared to $14.7 million for the same period in 1999. This increase was a result of an increase in the average balance of borrowed funds of $86.4 million, in addition to an increase in the average rate paid on borrowed funds of 31 basis points when comparing the year ending December 31, 2000 to the year ending December 31, 1999. The increase in the average rate paid on deposits and borrowings can be attributed to the higher interest rate environment in 2000 compared to 1999.

         Provision for Credit Losses

         Even with the significant increase in loans during 2000 and the shift in portfolio mix to higher risk categories such as commercial real estate, commercial loans and indirect consumer loans, we did not experience a significant increase in net charge-offs. Net charge-offs for 2000 increased to $735,000 compared to $614,000 in 1999. However, as a percentage of average loans outstanding, net charge-offs decreased to 0.06% for 2000, from 0.07% in 1999. Given this, and the fact that the quality of the loan portfolio remained high, we reduced the provision for credit losses to $2.3 million for the year ending December 31, 2000, from $2.5 million in 1999.

         Noninterest Income

         Noninterest income increased $6.4 million to $34.1 million in 2000 from $27.7 million in 1999 as a result of our efforts to become less reliant on net interest income. Revenue associated with our acquisitions, excluding Albion Federal, resulted in $3.4 million of additional noninterest income for the year, of which $2.0 million related to the investment advisory and commercial leasing subsidiaries acquired in 2000. Other factors that contributed to the increase included third-party benefit administration fees, bank-owned life insurance income, debit card, credit card and deposit account fees and income from investments in limited partnerships. Noninterest income continued to be a stable source of earnings, and represented 36% of net revenue during 2000.

         Noninterest Expenses

         Noninterest expenses totaled $61.5 million for the year ended December 31, 2000 reflecting a $13.9 million increase over the year ended December 31, 1999 total of $47.6 million. Approximately $7.6 million of the increase in noninterest expense was attributable to our acquisitions and was primarily in salaries and employee benefits. As a result, salaries and employee benefits were $34.2 million in 2000, an increase of $6.5 million from $27.7 million in 1999. During 2000, noninterest expense also continued to be impacted by the increased amortization of goodwill associated with our acquisitions, which increased $1.6 million when compared to the same period in 1999. Other increases related to the ongoing upgrade of technology and communications systems, expenses incurred for operating two new banking centers opened in early 2000, and increased costs due to integration efforts of the acquired companies.

         Income Taxes

         The effective tax rate increased to 36.0% in 2000 from 34.9% in 1999, primarily due to the nondeductible amortization of goodwill and other intangibles related to the acquisitions.

Liquidity and Capital Resources

         In addition to our primary funding sources of income from operations, deposits and borrowings, funding is provided from the principal and interest payments on loans and investment securities, proceeds from the maturities and sale of investment securities, as well as proceeds from the sale of fixed-rate mortgage loans in the secondary market. While maturities and scheduled amortization of loans and securities are predictable sources of funds, deposit outflows and mortgage prepayments are greatly influenced by general interest rates, economic conditions and competition.

         Our primary investing activities are the origination of variable rate and fixed-rate biweekly residential one- to-four family mortgages, commercial loans, consumer loans, as well as the purchase of mortgage-backed, other debt and equity securities. During the first two quarters of 2002, loan originations totaled $347.9 million compared to $230.4 million for the first two quarters of 2001. However, loans only increased $57.7 million as these loan originations were partially offset by payments received on loans and the normal sale of fixed-rate residential mortgages. Purchases of investment securities totaled $239.7 million during the first half of 2002 as funds obtained from the sale, maturity and payments received on securities available for sale were reinvested in shorter-term investments. During 2001, loan originations totaled $534.0 million compared to $419.4 million and $372.1 million for 2000 and 1999, respectively, while purchases of investment securities totaled $434.6 million, $37.1 million and $301.1 million for the same years. The increase in investment security purchases from 2000 is primarily a result of the purchase of U.S. Treasury securities in late 2001 and the reinvestment of funds received from the high level of loan and mortgage-backed security repayments experienced in 2001. Additionally, this increase can be attributed to the historically low amount of investment security purchases made in 2000 due to the need to fund acquisitions in that year.

         The sales, maturity and principal payments on investment securities, as well as deposit growth and existing liquid assets were used to fund the above investing activities. During the first two quarters of 2002, cash flow provided by the sale, principal payments and maturity of securities available for sale amounted to $377.1 million compared to $115.1 million for the same period in 2001. This increase from the prior year was primarily due to the maturity of $155.0 million of U.S. Treasury securities, the proceeds from which were used to repay short-term borrowings, as well as our strategic decision to shorten the duration of our investment portfolio, and the prepayments received on mortgage-backed securities due to the lower interest rate environment. During 2001, cash flow provided by the sale, maturity and principal payments received on securities available for sale amounted to $245.4 million compared to $241.2 million and $282.0 million in 2000 and 1999. Deposit growth, primarily our savings accounts, provided $157.4 million of funding for the six months ended June 30, 2002. Deposit growth, primarily money market and certificates of deposit accounts, provided $84.5 million, $60.4 million and $52.4 million of funding for the years ending December 31, 2001, 2000 and 1999, respectively. Borrowings, excluding the maturity of $140.0 million that was used to fund the purchase of U.S. Treasury securities in late 2001, decreased $12.2 million from the end of 2001 to June 30, 2002 as the increase in deposits and sale and maturity of investment securities and loans were more than adequate to meet our funding needs. Borrowings, excluding the $140.0 million used to fund the purchase of U.S. Treasury securities in late 2001, decreased slightly from 2000 as the increase in deposits and sale and maturity of investment securities and loans were adequate to meet our funding needs.

         Maturity Schedule of Certificates of Deposit. The following table indicates the funding obligations relating to certificates of deposit by time remaining until maturity.

                                                                       At June 30, 2002
                                            ------------------------------------------------------------------------
                                             3 Months      Over 3 to 6    Over 6 to 12    Over 12
                                             or less         months          months        months           Total
                                            -----------  ------------   -------------   --------------  ------------
                                                                        (In thousands)
Certificates of deposit less than
$100,000 ..............................     $   136,752    $    137,844   $    235,586    $    191,289    $    701,471
Certificates of deposit of $100,000 or
more ..................................          54,188          29,754         48,520          37,826         170,288
                                            -----------    ------------   ------------    ------------    ------------

   Total certificates of deposit ......     $   190,940    $    167,598   $    284,106    $    229,115    $    871,759
                                            ===========    ============   ============    ============    ============

         In addition to the funding requirements of certificates of deposit illustrated above, as of June 30, 2002 we have repayment obligations related to our borrowings as follows: $45.9 million in 2002; $48.2 million in 2003; $42.3 million in 2004; $58.9 million in 2005; $43.3 million in 2006; and $168.3 million in years thereafter. However, certain advances and reverse repurchase agreements have call provisions that could accelerate when these obligations require funding if interest rates were to rise significantly from current levels as follows: $63.9 million in 2002; $39.0 million in 2003; $23.0 million in 2004; and $10.0 million in 2006.

         Loan Commitments. In the ordinary course of business we extend commitments to originate one- to-four family mortgages, commercial loans and consumer loans. As of June 30, 2002, we had outstanding commitments to originate loans of approximately $69.7 million, which generally have an expiration period of less than one year. These commitments do not necessarily represent future cash requirements since certain of these instruments may expire without being funded. Commitments to sell residential mortgages amounted to $5.5 million at June 30, 2002.

         We extend credit to consumer and commercial customers, up to a specified amount, through lines of credit. The borrower is able to draw on these lines as needed, thus the funding is generally unpredictable. Unused consumer and commercial lines of credit amounted to $71.5 and $80.1 million at June 30, 2002 and generally have an expiration period of ten years and one year, respectively. In addition to the above, we issue standby letters of credit to third parties which guarantees payments on behalf of commercial customers in the event that the customer fails to perform under the terms of the contract between the customer and the third-party. Standby letters of credit amounted to $6.4 million at June 30, 2002 and generally have an expiration period of less than two years. Since the majority of unused commercial lines of credit and outstanding standby letters of credit expire without being funded, our obligation to fund the above commitment amounts is substantially less than the amounts reported. It is anticipated that there will be sufficient funds available to meet the current loan commitments and other obligations through the sources described above.

         Security Yields, Maturities and Repricing Schedule. The following table sets forth certain information regarding the carrying value, weighted average yields and estimated maturities, including prepayment assumptions, of the available for sale securities portfolio as of June 30, 2002. Adjustable-rate securities are included in the period in which interest rates are next scheduled to adjust and fixed-rate securities are included based upon the weighted average life date. No tax equivalent adjustments were made to the weighted average yields. Amounts are shown at fair value.

                                                                        At June 30, 2002
                           ---------------------------------------------------------------------------------------------------------
                                                    More than one         More than five
                            One year or less      year to five years    years to ten years     After ten years           Total
                           ---------------------- -------------------- --------------------- -------------------- ------------------
                            Weighted              Weighted              Weighted              Weighted            Weighted
                            carrying    Average   carrying   Average    carrying   Average    carrying   Average  carrying   Average
                             value       yield     value      yield      value      yield      value      yield    value      yield
                           ----------- ---------- --------- ---------- ---------- ---------- ---------- --------- ---------- -------
                                                                     (Dollars in thousands)
 Mortgage-backed
 securities:
   CMO's ................. $  20,032     5.20%    $181,153    5.63%    $    266     6.33%    $ 62,512     6.04%   $ 263,963    5.70%
   Ginnie Mae ............     7,968     5.58       27,787    6.17          615     6.12        4,426     6.96       40,796    6.14
   Freddie Mac ...........       123     8.13       10,460    6.67        1,227     9.65        1,432     6.88       13,242    6.98
   Fannie Mae ............       305     5.22       16,186    6.26           --       --          259     5.56       16,750    6.23
                           ---------              --------             --------              --------             ---------
    Total
     mortgage-backed
     securities ..........    28,428     5.32      235,586    5.79        2,108     8.20       68,629     6.11      334,751    5.83
                           ---------              --------             --------              --------             ---------
 Debt securities:
   U.S. government
    agencies .............    31,352     4.25      100,188    3.68           --       --           --       --      131,540    3.81
   States and political
    subdivisions .........     3,498     3.54       19,044    3.60        8,496     4.73          113     4.58       31,151    3.91
   Corporate .............     5,508     4.40       19,064    5.39          924     3.23        1,897     3.76       27,393    5.01
   U.S. Treasury .........        --       --           16    5.25           --       --           --       --           16    5.25
                           ---------              --------             --------              --------             ---------
    Total debt
     securities ..........    40,358     4.21      138,312    3.90        9,420     4.59        2,010     3.81      190,100    4.00
                           ---------              --------             --------              --------             ---------

 Common stock (1) ........        --       --           --      --           --       --           --       --        7,441      --

 Asset-backed securities         280     1.99       13,222    6.36        4,121     4.77        1,339     2.44       18,962    5.67
 Other securities (1) ....        --       --           --      --           --       --           --       --        4,974    3.15
                           ---------              --------             --------              --------             ---------

 Total securities
   available for sale .... $  69,066     4.66%    $387,120    5.13%    $ 15,649     5.12%    $ 71,978     5.98%   $ 556,228    5.17%
                           =========              ========             ========              ========             =========

------------------
(1) Estimated maturities do not include common stock or other securities available for sale.

         Loan Maturity and Repricing Schedule. The following table sets forth certain information as of June 30, 2002, regarding the amount of loans maturing or repricing in our portfolio. Demand loans having no stated schedule of repayment and no stated maturity and overdrafts are reported as due in one year or less. Adjustable- and floating-rate loans are included in the period in which interest rates are next scheduled to adjust rather than the period in which they contractually mature, and fixed-rate loans (including bi-weekly loans) are included in the period in which the final contractual repayment is due. No adjustments have been made for amortization or prepayment of principal.


                                              Within       One through      After
                                             one year       five years    five years      Total
                                            -----------   -------------   ----------   ------------
                                                                  (In thousands)
     Real estate loans:
       One-to four-family ...............   $   214,386   $   483,295     $   246,587  $    944,268
       Home equity ......................        75,303        46,546           8,793       130,642
       Commercial and multi-family ......       108,792       242,566          86,070       437,428
       Construction .....................        58,868        23,265              --        82,133
                                            -----------   -----------     -----------  ------------
     Total real estate loans ............       457,349       795,672         341,450     1,594,471
                                            -----------   -----------     -----------  ------------

     Consumer loans .....................        94,930        74,457           9,338       178,725
     Commercial business loans ..........        90,139        54,471          10,168       154,778
                                            -----------   -----------     -----------  ------------

     Total loans ........................   $   642,418   $   924,600     $   360,956  $  1,927,974
                                            ===========   ===========     ===========  ============

          Fixed- and Adjustable-Rate Loan Schedule. The following table sets forth at June 30, 2002, the dollar amount of all fixed-rate and adjustable-rate loans due after June 30, 2003.

                                                          Due after June 30, 2003
                                               ----------------------------------------------
                                                    Fixed         Adjustable        Total
                                               -------------    --------------- -------------
                                                                (In thousands)
          Real estate loans:
            One- to four-family .............  $     619,962    $     109,920   $     729,882
            Home equity .....................         55,339               --          55,339
            Commercial and multi-family .....        102,454          226,182         328,636
            Construction ....................          2,774           20,491          23,265
                                               -------------    -------------   -------------

          Total real estate loans ...........        780,529          356,593       1,137,122
                                               -------------    -------------   -------------

          Consumer loans ....................         83,794               --          83,794

          Commercial business loans .........         64,639               --          64,639
                                               -------------    -------------   -------------

          Total loans .......................  $     928,962    $     356,593   $   1,285,555
                                               =============    =============   =============

         In addition to the maturity of investment securities and loans, we have lines of credit with the Federal Home Loan Bank of New York and the Federal Reserve Bank of New York that provide funding sources, for lending, liquidity, and asset/liability management. At June 30, 2002, the FHLB line of credit totaled $717.4 million, under which $245.1 million was utilized. The FRB line of credit totaled $7.5 million, under which there were no borrowings outstanding as of June 30, 2002.

         Cash, interest-bearing demand accounts at correspondent banks, federal funds sold and other short-term investments are our most liquid assets. The level of these assets are monitored daily and are dependent on operating, financing, lending and investing activities during any given period. Excess short-term liquidity is usually invested in overnight federal funds sold. In the event that funds beyond those generated internally are required as a result of higher than expected loan commitment fundings, loan originations, deposit outflows or the amount of debt being called, additional sources of funds are available through the use of reverse repurchase agreements, the sale of loans or investments or various lines of credit. As of June 30, 2002, the total of cash, interest-bearing demand accounts, federal funds sold and other short-term investments was $169.5 million.

Impact of New Accounting Standards

         In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 142 "Goodwill and Other Intangible Assets." This Statement requires acquired intangible assets (other than goodwill) to be amortized over their useful economic life, while goodwill and any acquired intangible asset with an indefinite useful economic life would not be amortized, but would be reviewed for impairment on an annual basis based upon guidelines specified by the Statement. The provisions of Statement of Financial Accounting Standards No. 142 were adopted on January 1, 2002. However, for intangible assets acquired after June 30, 2001, the provisions of this Statement related to amortization were adopted immediately.

         At December 31, 2001, just prior to adoption, we had $81.0 million of goodwill and other intangibles, which included $6.8 million of customer lists that were still required to be amortized. For the year ended December 31, 2001, we recorded $4.7 million of goodwill amortization expense. Accordingly, Statement of Financial Accounting Standards No. 142 had a material impact on our results of operations, as goodwill is no longer permitted to be amortized. We have performed the required transitional goodwill impairment test as of January 1, 2002. Based upon the results of this test, we have determined that goodwill was not impaired.

         In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 143, "Accounting for Asset Retirement Obligations." This statement requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred if a reasonable estimate of fair value can be made. When the liability is initially recorded, the entity capitalizes the asset retirement cost by increasing the carrying amount of the related long-lived asset. The liability is accreted to its present value each period and the capitalized cost is depreciated over the useful life of the related asset. Upon settlement of the liability, an entity either settles the obligation for its recorded amount or incurs a gain or loss upon settlement. The provisions of Statement of Financial Accounting Standards No. 143 are effective for fiscal years beginning after June 15, 2002 and are not expected to have a material impact on our consolidated financial statements.

         In August 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which supercedes Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of" and the provisions for the disposal of a segment of a business in Accounting Principles Board Opinion No. 30, "Reporting the Results of Operations -- Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions." This statement requires that long-lived assets to be disposed of by sale be measured at the lower of its carrying amount or fair value less cost to sell, and recognition of impairment losses on long-lived assets to be held if the carrying amount of the long-lived asset is not recoverable from its undiscounted cash flows and exceeds its fair value. Additionally, Statement of Financial Accounting Standards No. 144 resolved various implementation issues related to Statement of Financial Accounting Standards No. 121. The provisions of Statement of Financial Accounting Standards No. 144 were adopted on January 1, 2002 and had no effect on our consolidated financial statements.

         In April 2002, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 145, "Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections." This statement eliminates Statement of Financial Accounting Standards No. 4, "Reporting Gains and Losses from Extinguishment of Debt" as amended by Statement of Financial Accounting Standards No. 64, "Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements." As a result, gains and losses from extinguishment of debt are required to be classified as extraordinary items if they meet the definition of unusual and infrequent as prescribed in Accounting Principles Board Opinion No. 30. Additionally, Statement of Financial Accounting Standards No. 145 amends Statement of Financial Accounting Standards No. 13 "Accounting for Leases" to require that lease modifications that have economic effects similar to sale-leaseback transactions be accounted for in the same manner as sale-leaseback transactions. Statement of Financial Accounting Standards No. 145 addresses a number of additional issues that were not substantive in nature. The provisions of this statement are effective at various dates in 2002 and 2003 and are not expected to have a material impact on our consolidated financial statements.

         In June 2002, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." This statement nullifies Emerging Issues Task Force Issue No. 94-3 "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)" and requires that a liability for costs associated with an exit or disposal activity be recognized when the liability is probable and represents obligations to transfer assets or provide services as a result of past transactions. The provisions of the statement are effective for exit or disposal activities that are initiated after December 31, 2002.

Quantitative and Qualitative Disclosure About Market Risk

         The principal objective of interest rate risk management is to evaluate the interest rate risk inherent in certain assets and liabilities, determine the appropriate level of risk given our business strategy, operating environment, capital and liquidity requirements and performance objectives, and manage the risk consistent with the Board of Directors' approved guidelines to reduce the vulnerability of operations to changes in interest rates. The asset/liability committee is comprised of senior management and selected banking officers under the direction of the Board, with senior management responsible for reviewing with the Board its activities and strategies, the effect of those strategies on the net interest margin, the fair value of the portfolio and the effect that changes in interest rates will have on the portfolio and exposure limits.

         We utilize the following strategies to manage interest rate risk: (1) emphasizing the origination and retention of residential monthly and bi-weekly fixed-rate mortgage loans having terms to maturity of not more than twenty years, residential and commercial adjustable-rate mortgage loans, and consumer loans; (2) selling substantially all newly originated 20-30 year monthly and 25-30 year bi-weekly fixed-rate, residential mortgage loans into the secondary market without recourse and on a servicing retained basis; and (3) investing in shorter-term securities which generally bear lower yields as compared to longer-term investments, but which better position us for increases in market interest rates. Shortening the maturities of interest-earning assets by increasing shorter-term investments better matches the maturities of deposit accounts, in particular our certificates of deposit that mature in one year or less. At June 30, 2002, we had an interest rate swap agreement with a third party with a notional amount totaling $10.0 million. Under this agreement, we pay an annual fixed rate of 6.04% and receive a floating three-month U.S. dollar LIBOR rate. We entered into this transaction to match more closely the repricing of our money market demand product, as well as provide greater flexibility in achieving a desired interest rate risk profile. As of June 30, 2002, this agreement had a weighted average remaining life of 5.5 months. We intend to continue to analyze the future utilization of swap agreements as part of our overall asset/liability management process.

         Gap Analysis. The matching of assets and liabilities may be analyzed by examining the extent to which such assets and liabilities are "interest rate sensitive" and by monitoring our interest rate sensitivity "gap." An asset or liability is said to be interest rate sensitive within a specific time period if it will mature or reprice within that time period. The interest rate sensitivity gap is defined as the difference between the amount of interest-earning assets maturing or repricing within a specific time period and the amount of interest-bearing liabilities maturing or repricing within that same time period. At June 30, 2002, the cumulative one-year gap position, the difference between the amount of interest-earning assets maturing or repricing within one year and interest-bearing liabilities maturing or repricing within one year, as a percentage of total assets was a negative 14.28%. A gap is considered positive when the amount of interest rate sensitive assets exceeds the amount of interest rate sensitive liabilities. A gap is considered negative when the amount of interest rate sensitive liabilities exceeds the amount of interest rate sensitive assets. Accordingly, during a period of rising interest rates, an institution with a negative gap position is likely to experience a decline in net interest income as the cost of its interest-bearing liabilities increase at a rate faster than its yield on interest-earning assets. In comparison, an institution with a positive gap is likely to realize an increase in its net interest income in a rising interest rate environment. Given the existing liquidity position and our ability to sell securities from our available for sale portfolio, management believes that its negative gap position will not have a material adverse effect on our operating results or liquidity position.

         The following table sets forth the amounts of interest-earning assets and interest-bearing liabilities outstanding at June 30, 2002, which we anticipate, based upon certain assumptions, to reprice or mature in each of the future time periods shown (the "Gap table"). Except as stated below, the amount of assets and liabilities shown which reprice or mature during a particular period were determined in accordance with the earlier of the repricing date or the contractual maturity of the asset or liability. The table sets forth an approximation of the projected repricing of assets and liabilities at June 30, 2002, on the basis of contractual maturities, anticipated prepayments, and scheduled rate adjustments within the selected time intervals. One- to four-family residential and commercial real estate loans were projected to prepay at rates between 4% and 16% annually, while mortgage-backed securities were projected to prepay at rates between 17% and 38% annually. Non-core savings and negotiable order of withdrawal accounts were assumed to decay, or run-off, at 18% annually. While we believe such assumptions to be reasonable, there can be no assurance that assumed prepayment rates and decay rates will approximate actual future loan prepayment and deposit withdrawal activity.

                                                              Amounts Maturing or Repricing as of June 30, 2002
                                       ---------------------------------------------------------------------------------------------
                                       Less than 3                6 months                                     Over
                                         months     3-6 months    to 1 year 1-3 years  3-5 years 5-10 years  10 years      Total
                                       -----------  ----------  ----------- ---------  --------- ----------  --------      -----
                                                                         (Dollars in thousands)
Interest-earning assets:
  Federal funds sold and
   other short-term
   investments ........................  $ 125,177    $      --  $      --  $      --  $      --  $      --  $      --   $ 125,177
  Mortgage-backed securities (1) ......      7,403        9,363     23,491    131,959     81,613     75,143      1,223     330,195
  Investment securities (1) ...........     13,727        6,055     24,762    125,695     12,637     16,804     20,845     220,525
  Loans (2) ...........................    311,343      117,347    207,927    531,040    383,614    342,124     23,997   1,917,392
  Other (1)(3) ........................         --           --         --         --         --         --     21,661      21,661
                                         ---------    ---------  ---------  ---------  ---------  ---------  ---------   ---------

   Total interest-earning assets ......   457,650       132,765    256,180    788,694    477,864    434,071     67,726   2,614,950
                                         ---------    ---------  ---------  ---------  ---------  ---------  ---------   ---------

Interest-bearing liabilities:
  Savings accounts ....................     99,231       26,896     53,792     46,683     46,683    116,709    233,418     623,412
  NOW and money market
   accounts ...........................    322,717       10,450     20,901     37,810     14,442     36,105     70,294     512,719
  Certificates of deposit .............    190,940      167,598    284,106    204,981     21,408      2,536        190     871,759
  Mortgagors' payments held
   in escrow ..........................      3,297        3,297      6,593         --         --         --      3,200      16,387
  Other borrowed funds ................     29,355       18,841     18,676     71,583    104,179    130,034     34,188     406,856
                                         ---------    ---------  ---------  ---------  ---------  ---------  ---------   ---------
   Total interest-bearing
    liabilities .......................    645,540      227,082    384,068    361,057    186,712    285,384    341,290   2,431,133
                                         ---------    ---------  ---------  ---------  ---------  ---------  ---------   ---------

Interest rate sensitivity gap .........  $(187,890)   $ (94,317) $(127,888) $ 427,637  $ 291,152  $ 148,687  $(273,564)  $ 183,817
                                         =========    =========  =========  =========  =========  =========  =========   =========

Cumulative interest rate
  sensitivity gap .....................  $(187,890)   $(282,207) $(410,095) $  17,542  $ 308,694  $ 457,381  $ 183,817
                                         =========    =========  =========  =========  =========  =========  =========

Ratio of interest-earning assets ......
  to interest-bearing liabilities .....      70.89%       58.47%     66.70%    218.44%    255.94%    152.10%     19.84%     107.56%
Ratio of cumulative gap to
  total assets ........................      (6.54)       (9.83)    (14.28)      0.61      10.75      15.92       6.40

     ----------------------
     (1)  Amounts shown are at amortized cost.
     (2) Amounts shown include principal balance net of deferred costs, unearned discounts, negative balance deposits reclassified to loans and non-accruing loans.
     (3)  Includes other interest earning investments and FHLB stock.

               Certain shortcomings are inherent in the method of analysis presented in the Gap table. For example, although certain assets and liabilities may have similar maturities or periods to repricing, they may react in different degrees to changes in market interest rates. Also, the interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types may lag behind changes in market rates. Additionally, certain assets, such as adjustable-rate loans, have features, which restrict changes in interest rates, both on a short-term basis and over the life of the asset. Further, in the event of changes in interest rates, prepayment and early withdrawal levels would likely deviate significantly from those assumed in calculating the table. Finally, the ability of many borrowers to service their adjustable-rate loans may decrease in the event of an interest rate increase.

         As a result of these shortcomings, we focus more attention on simulation modeling, such as the net interest income, analysis discussed below, rather than gap analysis. Even though the gap analysis reflects a ratio of cumulative gap to total assets within our targeted range of acceptable limits, the net interest income simulation modeling is considered by management to be more informative in forecasting future income.

         Net Interest Income Analysis. The accompanying table as of June 30, 2002 sets forth the estimated impact on net interest income resulting from changes in interest rates during the next twelve months. These estimates require making certain assumptions including loan and mortgage-related investment prepayment speeds, reinvestment rates, and deposit maturities and decay rates similar to the gap analysis. These assumptions are inherently uncertain and, as a result, we cannot precisely predict the impact of changes in interest rates on net interest income. Actual results may differ significantly due to timing, magnitude and frequency of interest rate changes and changes in market conditions.

                             Calculated increase (decrease) at
                                       June 30, 2002
                           --------------------------------------
         Change in Interest Rates      Net Interest Income     % Change
         ------------------------      -------------------     --------
                                 (Dollars in thousands)

           +200 basis points                $   255             0.27%
           +100 basis points                    243             0.26
           -100 basis points                   (324)           (0.34)

         As is the case with the gap table, certain shortcomings are inherent in the methodology used in the above interest rate risk measurements. Modeling changes in net interest income requires the making of certain assumptions that may or may not reflect the manner in which actual yields and costs respond to changes in market interest rates. In this regard, the net interest income table presented assumes that the composition of interest sensitive assets and liabilities existing at the beginning of a period remains constant over the period being measured and also assumes that a particular change in interest rates is reflected uniformly across the yield curve regardless of the duration to maturity or repricing of specific assets and liabilities. Accordingly, although the net interest income table provides an indication of interest rate risk exposure at a particular point in time, such measurements are not intended to and do not provide a precise forecast of the effect of changes in market interest rates on our net interest income and will differ from actual results.

                    BUSINESS OF FIRST NIAGARA FINANCIAL GROUP
                             AND FIRST NIAGARA BANK

General

         First Niagara Financial Group, Inc. is a Delaware corporation, which holds all of the capital stock of First Niagara Bank. At June 30, 2002, First Niagara Financial Group had consolidated assets of $2.9 billion, deposits of $2.1 billion and stockholders' equity of $272.3 million. First Niagara Bank originally was organized in 1870 as a New York State chartered mutual savings bank. First Niagara Financial Group was organized by First Niagara Bank in connection with its conversion from a New York State chartered mutual savings bank to a New York State chartered stock savings bank and the reorganization to a two-tiered mutual holding company, which was completed in April 1998. As part of the reorganization, First Niagara Financial Group sold shares of common stock to eligible depositors of First Niagara Bank and issued approximately 53.3% of its shares of common stock to First Niagara Financial Group, MHC, a mutual holding company. As of June 30, 2002, and as a result of share repurchases subsequent to the reorganization, First Niagara Financial Group, MHC owned 61.01% of the issued and outstanding shares of common stock of First Niagara Financial Group.

         We have adopted a core market strategy, whereby our branching, acquisition and marketing efforts are primarily focused on those Western and Central New York markets with significant scale to grow our banking franchise. Since our initial stock offering in 1998, we have expanded from our Western New York base into Central New York. We had 18 banking centers serving four Western New York counties in April 1998; we now operate 39 banking centers serving nine Western and Central New York counties. Giving effect to our pending acquisition of the Savings Bank of the Finger Lakes (and the consolidation of one Finger Lakes office), we will operate 45 banking centers in 11 Western and Central New York counties. In Niagara, Cortland and Cayuga counties, we are a market leader. First Niagara Bank has the number one market share in Cayuga and Cortland counties and has the number two market share in Niagara and Orleans County. Our focus in these counties is currently on incremental growth. We believe that the greatest expansion potential is in Erie County (Buffalo), Monroe County (Rochester) and Oneida County (Rome-Utica). Erie and Monroe counties are New York's largest banking markets outside of the New York City metropolitan area. We will seek to expand our presence in these markets.

         First Niagara Financial Group is an active acquiror. In March 2000, First Niagara Financial Group acquired Albion Banc Corp., Inc. and merged the two branches of its subsidiary, Albion Federal Savings and Loan Association, into First Niagara Bank. Albion Banc Corp., Inc. had assets of $78.7 million and deposits of $61.7 million. The acquisition provided a contiguous presence between the Buffalo and Rochester markets. In July 2000, First Niagara Financial Group acquired CNY Financial Corporation, the holding company for Cortland Savings Bank, a New York State chartered savings bank headquartered in Cortland, New York, with three branch offices in Cortland County and a loan production office in Ithaca (Tompkins County), New York. CNY Financial Corporation had assets of $292.7 million and deposits of $196.2 million. This acquisition allowed us to expand from Western to Central New York. In November 2000, First Niagara Financial Group acquired all of the common stock of Iroquois Bancorp, Inc., the holding company of Cayuga Bank and The Homestead Savings, FA. Iroquois Bancorp operated 11 branches located in the Central New York counties of Cayuga, Herkimer, Oswego and Oneida, and it had assets of $596.2 million and deposits of $474.8 million. This acquisition allowed us to achieve a contiguous presence between and around the eastern and western segments of our markets. Following completion of this transaction, Homestead Savings was merged into Cayuga Bank.

         Initially, Cortland Savings and Cayuga Bank were operated as wholly-owned subsidiaries of First Niagara Financial Group. In November 2002, First Niagara Financial Group converted First Niagara Bank to a federal savings bank charter subject to Office of Thrift Supervision regulation and merged Cortland Savings Bank and Cayuga Bank into First Niagara Bank. First Niagara Financial Group, MHC also converted to a federal charter. Merging the three separate banks will allow us to further promote the First Niagara brand.

         We have entered into an agreement to acquire Finger Lakes Bancorp, which through its Savings Bank of Finger Lakes subsidiary operates in the Western New York counties of Cayuga, Ontario, Seneca and Tompkins. At June 30, 2002, Finger Lakes Bancorp had assets of $387.8 million and deposits of $265.1 million. Subsequent to the acquisition, the Savings Bank of the Finger Lakes will be merged into First Niagara Bank. Finger Lakes' seven branches will increase our presence in Cayuga County, bridge our markets in Western and Central New York, and provide an initial branch presence in two additional Central New York counties (Ontario and Seneca). See "Finger Lakes Bancorp Acquisition and Related Pro Forma Data".

         In addition to acquisitions, we have grown internally, through de novo branching, which allows us to increase our market share and to expand into new markets. We opened a banking center in each of

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May, August and September 1998 and in January and February 2000. We opened one banking center in August 200l, and we opened a banking center in February and July 2002. We sold our banking center in Oswego County in October 2002 and we expect to open a banking center in Ithaca in the fourth quarter of 2002.

         Beyond the growth in our banking franchise and the geographic markets we serve, we have broadened the line of products and services we offer through acquisitions of non-banking, financial services companies. In addition to providing non-interest income, these expanded offerings allow us to deepen relationships with our customers beyond their traditional banking business. Our "financial services group" focuses on risk management and wealth management. The former consists primarily of consumer and commercial insurance products and services and the latter primarily consists of investment products and advisory and trust services.

         Through acquisitions, de novo branching and the introduction of new products and services, First Niagara Bank has become a full-service, multi-market community-oriented savings bank that provides financial services to individuals, families and businesses through 39 banking centers, two loan production offices and 68 ATM's located in Western and Central New York. First Niagara Bank's business consists primarily of accepting deposits from customers through its banking centers and investing those deposits, together with funds generated from operations and borrowings, in one- to four-family residential, multi-family residential and commercial real estate loans, commercial business loans and leases, consumer loans, and securities. Additionally, through its financial services subsidiaries, First Niagara Bank offers insurance products and services, as well as trust and investment services. Giving effect to the merger of Cortland Savings Bank and Cayuga Bank into First Niagara Bank, as of June 30, 2002, First Niagara Bank had $2.9 billion of assets and $2.1 billion of deposits.

         On July 21, 2002, the Boards of Directors of First Niagara Financial Group, MHC and First Niagara Financial Group adopted a plan of conversion and reorganization to convert First Niagara Financial Group, MHC from mutual to stock form. In connection with this mutual to stock conversion, the shares of common stock representing the ownership interest of First Niagara Financial Group, MHC in First Niagara Financial Group, Inc. will be sold to depositors of First Niagara Bank and the public. The offering, conversion and acquisition of Finger Lakes Bancorp are expected to be completed simultaneously in January 2003, at which time First Niagara Financial Group, MHC will cease to exist.

Management Strategy

         Our business strategy is designed to enhance our profitability and strengthen our position as the dominant, independent community bank in Western and Central New York. We offer the convenience and product mix of a larger, super regional bank while providing the responsiveness and community orientation of a small, local institution. The highlights of our strategy include the following:

         . Expansion of the retail banking franchise. We continue to focus on expanding our retail banking franchise, increasing the number of households and businesses served and the number of bank products per customer through both acquisitions and de novo branching. Since the mutual holding company reorganization and initial public offering in April 1998, we have completed three bank acquisitions, four non-banking financial services company acquisitions, and we have entered into an agreement to acquire the Savings Bank of Finger Lakes, which operates seven branch offices and nine ATMs. Additionally, First Niagara Financial Group is a sales focused organization. Through offering and promoting varied products and services, we seek to deepen customer relationships in order to generate internal growth. Our focus is always on creating a positive experience for each customer in every respect - our service, product offerings

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                  and convenience. Upon completion of the Finger Lakes Bancorp acquisition, we will operate 45 banking centers, provide customer access to ATMs, including the Bank's 75 ATMs, and provide telephone customer service, 24-hour telephone account access and internet banking. At June 30, 2002, we had a business relationship with approximately 193,000 households/businesses in our market areas.

         . Deposit and customer gathering. Our strategic objectives include continuing to grow and increase our customer base. We have focused on generating new deposit relationships through offering and promoting varied products and services. One of our leading products is non-interest bearing checking accounts for both consumer and business customers. These products are continually being enhanced to remain competitive with our peers and currently include overdraft privileges, enhanced debit/ATM card capabilities, and cash management services. Our emphasis on non-interest bearing checking accounts and other low-cost deposit accounts will further our efforts to benefit our net interest margin position.

         . Loan portfolio growth. Our loan portfolio consists of one- to four-family residential mortgage loans, home equity, commercial and multi-family real estate loans, commercial business loans, consumer and other loans. At June 30, 2002, our loan portfolio totaled $1.9 billion, an increase of $1.3 billion, or 200.8%, since December 31, 1997. The loan portfolio represented 66.5% of total assets and 89.0% of total deposits at June 30, 2002, compared to 53.8% of total assets and 63.4% of deposits at December 31, 1997. We have increased our loan portfolio through both acquisitions and internal growth. We intend to continue our emphasis on the origination of higher interest rate margin multi-family, commercial real estate, commercial business and home equity loans.

         . Increasing Non-Interest Income. Our emphasis on diversifying the financial products and services we offer has enabled us to increase non-interest income. Non-interest income totaled $23.8 million for the six months ended June 30, 2002 and $42.1 million for the year ended December 31, 2001, compared to $6.8 million for the year ended December 31, 1997. Through First Niagara Bank and its subsidiaries, we offer investment products, investment advisory services, estate management and trust services and insurance products and services. During 2001, we organized all of our financial services activities under one financial services group in order to maximum efficiencies, enhance cross-selling opportunities and focus on further strategic acquisitions.

         . Maintaining asset quality. Because we believe that asset quality is a critical component of long-term financial success, we have remained committed to a conservative credit culture. At June 30, 2002, our non-performing loans totaled $11.7 million, representing 0.61% of the loan portfolio, and our non-performing assets totaled $12.0 million, representing 0.42% of assets. Our allowance for credit losses amounted to $19.7 million at June 30, 2002, and represented 1.02% of our loan portfolio and 167.9% of non-performing loans.

         . Managing interest rate risk. Although our liabilities are more sensitive to changes in interest rates than our assets, we seek to manage our exposure to interest rate risk through our strategic initiative to retain less fixed rate residential loans, by originating and retaining adjustable-rate loans in both the residential and commercial real estate loan portfolios, and by originating variable rate home equity and short-term and medium-term fixed-rate commercial business loans. We also use our investment and mortgage related securities portfolios to manage our interest rate risk exposure. At June 30, 2002, 51.8% of our loan portfolio matured or repriced in one year or less or had an adjustable interest

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                  rate. In addition, as of June 30, 2002, our securities
                  available for sale totaled $556.2 million, or 19.4% of total assets, and had an expected average life of 3.2 years.

         . Operating efficiencies and expense control. Through our "Adding Value Always" (AVA) initiative, we have implemented procedures designed to increase productivity and operating efficiencies and control costs. Our efficiency ratio improved to 59.5% for the six months ended June 30, 2002 from 66.0% for the same period in 2001. We plan to continue to monitor and control costs, although we recognize that our growth strategies may require greater investments in personnel, marketing, premises and equipment.

Future Acquisitions and Expansion Activity

         Both nationally and in New York, the banking industry is undergoing a period of consolidation marked by numerous mergers and acquisitions. Other than the agreement to acquire Finger Lakes Bancorp, we do not have any specific agreement or understanding to acquire other financial institutions and financial services companies. We may from time to time be presented with opportunities to acquire institutions or bank branches or other financial services companies that could expand and strengthen our market position. If such an opportunity arises, we may from time to time engage in discussions or negotiations and we may conduct a business investigation of a target company. Acquisitions typically involve the payment of a premium over book and market values and, therefore, some dilution of our book value and net income per share may occur in connection with a future acquisition.

First Niagara Bank Subsidiaries

         First Niagara Financial Services, Inc. First Niagara Financial Services, Inc., a wholly-owned subsidiary of First Niagara Bank incorporated in 1997, is engaged in the sale of annuities, mutual funds and life insurance. First Niagara Financial Services, Inc. acts as an agent for third-party companies to sell and service their investment products. In April 2002 Cayuga Financial Services was dissolved and the related operations were transferred to First Niagara Financial Services, Inc.

         First Niagara Funding, Inc. First Niagara Funding, Inc. is a wholly-owned real estate investment trust of First Niagara Bank incorporated in 1997 that primarily owns commercial mortgage loans. This REIT supplements its holdings of commercial real estate loans with fixed rate residential mortgages, home equity loans and commercial business loans. In November 2002, in conjunction with the merger of Cortland Savings Bank and Cayuga Bank into First Niagara Bank, Cortland REIT Corp. and Cayuga Funding Corp. were merged into First Niagara Funding, Inc.

         First Niagara Leasing, Inc. First Niagara Leasing, Inc. was acquired by First Niagara Bank on January 1, 2000 and provides direct financing in the commercial small ticket lease market to the equipment industry.

         First Niagara Securities, Inc. First Niagara Securities, Inc., a wholly-owned subsidiary of First Niagara Bank incorporated in 1984, is a New York State Article 9A company, which is primarily involved in the investment in U.S. government agency and Treasury obligations.

         Niagara Investment Advisors, Inc. Niagara Investment Advisors, Inc. is an investment advisory services firm that was acquired by First Niagara Bank on May 31, 2000. Niagara Investment Advisors, Inc. specializes in equity, fixed-income and balanced portfolio accounts for individuals, pension plans, corporations and charitable institutions.

         NOVA Healthcare Administrators, Inc. NOVA Healthcare Administrators, Inc. was acquired on January 1, 1999 by First Niagara Bank and provides third-party administration of employee benefit plans.

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         Warren-Hoffman & Associates, Inc. Warren-Hoffman & Associates, Inc. was
acquired on January 1, 1999 by First Niagara Bank and is a full service insurance agency engaged in the sale of insurance products including business and personal insurance, surety bonds, risk management, life, disability and long-term care coverage. Allied Claim Services represents insurance companies and self-insured employers in the investigation, settlement and administration of claims brought under an insurance contract or as a self-insured. It operates primarily in the coverage areas of workers' compensation, automobile, general liability and property. In 2002 Warren-Hoffman & Associates, Inc. acquired the customer lists of a property and casualty insurance agency and an insurance adjusting firm, both located in Western New York.

         The Financial Services Group includes the results of operations from Warren-Hoffman & Associates, Inc., NOVA Healthcare Administrators, Inc., Niagara Investment Advisors, Inc. and First Niagara Financial Services, Inc. subsidiaries. This was done in order to maximize efficiency and our cross-selling capabilities. See Note 17 to the Consolidated Financial Statements for financial information on the Financial Services Group.

Market Area and Competition

         We offer a variety of financial services to meet the needs of the communities we serve and function under a philosophy that includes a commitment to customer service and the community. We presently operate 39 banking centers in nine counties that span from Buffalo to Utica, New York where the aggregate deposit market provides significant scale to grow our franchise. Additionally, we are either awaiting approval or have applied for approval for two additional branches in Central New York and will add six banking centers in early 2003 with the consummation of our acquisition of Finger Lakes Bancorp, Inc. Our primary deposit gathering area is currently concentrated around the areas where our full-service banking centers are located. Our primary lending area is concentrated in the same counties.

         The three largest cities in the markets we do business are Buffalo, Rochester and Syracuse. They have a combined total population of nearly 3.0 million and are the 37th, 41st and 60th largest Metropolitan Statistical Areas in the nation and the 2nd, 4th and 8th largest in New York State outside of New York City, respectively.

         In Niagara, Cayuga and Cortland counties, we are a market leader with respective deposit market shares of 25 percent, 46 percent and 40 percent. Growth opportunity is most evident in the Buffalo/Erie, Rochester/Monroe, Utica/Oneida and Syracuse/Onondaga markets that respectively are $16.0 billion, $11.1 billion, $2.9 billion and $5.4 billion deposit markets. Competition in these markets is significant in each of these areas with large local regional banks, credit unions and new/emerging local banks all having a presence.

Lending Activities

         General. Our principal lending activity has been the origination of one- to four-family residential, adjustable rate commercial real estate and multi-family residential loans and short-term or variable rate commercial business loans and equipment leases to customers located within our primary market areas. We generally sell in the secondary market 20-30 year monthly fixed rate and 25-30 year bi-weekly fixed rate residential mortgage loans, and retain for portfolio, both commercial real estate and residential adjustable-rate loans and fixed-rate monthly 10-15 year residential mortgage loans, together with fixed-rate bi-weekly mortgage loans with maturities of 20 years or less. In line with our long-term customer relationship strategic focus, we retain the servicing rights on all of our residential mortgage loans sold, which results in monthly service fee income. We also originate for retention in our portfolio,

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home equity and consumer loans with the exception of education loans, which, as they enter their out of school repayment phase, are sold at a premium to the Student Loan Marketing Association ("Sallie Mae").

         Bi-weekly Lending. We have been successful in marketing our bi-weekly mortgage/loan product, which we introduced in early 1992 and which has a significantly shorter repayment schedule than a conventional monthly loan. The accelerated repayment schedule that accompanies a bi-weekly loan results in significant savings to the borrower, and allows for a more rapid increase in home equity. The bi-weekly mortgage reduces interest payments and shortens the repayment time in two ways. First, a borrower makes the equivalent of an extra monthly payment per year by paying half the monthly mortgage payment every two weeks. The borrower makes the equivalent of 13 monthly payments per year instead of 12. Also, in paying half the payment two weeks in advance, the borrower reduces the mortgage interest that is paid over the life of the loan. For example, an 8%, $100,000, 20-year bi-weekly mortgage loan is fully repaid in
16.2 years. An additional benefit is that repayment of the loan is made through an automatic deduction from the borrower's savings or checking account, which enables us to avoid the cost of processing payments. As of June 30, 2002, $333.2 million or 35% of the residential loan portfolio was comprised of bi-weekly loans. Primarily as a result of the shorter term bi-weekly loans currently held in portfolio, the combined monthly and bi-weekly fixed rate residential saleable portfolio has a relatively short average term to final maturity of slightly less than 15 years.

         One- to Four-Family Real Estate Lending. The Bank's primary lending activity has been the origination, for retention in our portfolio, of mortgage loans to enable borrowers to purchase one- to four-family, owner-occupied properties located in our primary market area. We offer conforming and non-conforming, fixed-rate and adjustable-rate, residential mortgage loans with maturities up to 30 years and maximum loan amounts generally up to $500,000. Our residential mortgage loan originations are generally obtained from our loan representatives operating in our branch offices through their contacts with local realtors, existing or past loan customers, depositors of the Bank, and referrals from attorneys, accountants and independent mortgage brokers who refer loan applications from the general public.

         We currently offer both fixed and adjustable rate conventional and government guaranteed (Federal Housing Administration ("FHA") and Veterans Administration ("VA")) mortgage loans with terms of 10-30 years that are fully amortizing with monthly or bi-weekly loan payments. One- to four-family residential loans are generally underwritten according to the Fannie Mae and Freddie Mac uniform guidelines. We generally originate both fixed-rate and adjustable-rate loans in amounts up to the maximum conforming loan limits as established by Fannie Mae and Freddie Mac secondary market standards, currently $300,700 for one-family homes and up to a maximum of $578,150 for four-family homes. Private mortgage insurance ("PMI") is required for loans with loan-to-value ratios in excess of 80%. Loans in excess of conforming loan limits, in amounts up to $500,000, are also underwritten to both Fannie Mae and Freddie Mac secondary market standards, and are eligible for sale to various conduit firms that specialize in the purchase of such non-conforming loans.

         Fixed-rate mortgage loans originated by First Niagara Bank include due-on-sale clauses which provide us with the contractual right to deem the loan immediately due and payable in the event the borrower transfers ownership of the property without our consent. Due-on-sale clauses are an important means of adjusting the yields on our fixed-rate portfolio, and we generally exercise our rights under these clauses.

         We generally sell newly originated conventional, conforming 20-30 year monthly fixed, and 25-30 year bi-weekly, loans in the secondary market to government sponsored enterprises such as Fannie Mae and Freddie Mac, and non-conforming, fixed-rate mortgage loans to private sector secondary market purchasers. To reinforce our commitment to customer service and also to generate fee income, as a matter of policy we retain the servicing rights on all such loans sold. For the six months ended June 30,

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2002 and for the year ended December 31, 2001, we sold mortgage loans totaling
$31.4 million and $105.9 million, respectively. As of June 30, 2002, our portfolio of fixed-rate loans serviced for others totaled $255.8 million. We intend to continue to sell into the secondary market our newly originated, 25-30 year fixed-rate mortgage loans to assist in our asset/liability management. In addition to removing a level of interest rate risk from the balance sheet, the operation of a secondary marketing function within the lending area allows us the flexibility to continue to make loans available to customers when savings flows decline or funds are not otherwise available for lending purposes. However, we assume an increased level of risk if such loans cannot be sold in a timely basis in a rapidly rising interest rate environment. Changes in the level of interest rates and the condition of the local and national economies also affect the amount of loans originated by the Bank and impact the level of buying demand by investors to whom the loans are sold.

         In an effort to provide financing for low and moderate income buyers, we actively participate in residential mortgage programs and products sponsored by Fannie Mae, Freddie Mac, and the State of New York Mortgage Agency ("SONYMA"). The SONYMA mortgage programs provide low and moderate income households with fixed-rate loans which are generally set below prevailing fixed-rate mortgage loans and which allow below-market down payments. These loans are sold by us to SONYMA, with First Niagara Bank retaining the contractual servicing rights.

         We currently offer several one- to four-family, adjustable-rate mortgage loan ("ARM") products secured by residential properties with rates that adjust every one, five, or seven years. The one- to four-family ARMs are offered with terms of up to 30 years. After origination, the interest rate on one- to four-family ARMs currently offered is reset based upon a contractual spread or margin above the average yield on United States Treasury Securities, adjusted to a Constant Maturity, as published weekly by the Federal Reserve Board. The appropriate index utilized at each interest rate change date corresponds to the initial one, five, or seven year adjustment period of the loan.

         ARMs are generally subject to limitations on interest rate increases of 2% per adjustment period, and an aggregate adjustment of 6% over the life of the loan. The ARMs require that any payment adjustment resulting from a change in the interest rate be sufficient to result in full amortization of the loan by the end of the loan term, and thus, do not permit any of the increased payment to be added to the principal amount of the loan, commonly referred to as negative amortization.

         The retention of ARMs, as opposed to longer term, fixed-rate residential mortgage loans, in our portfolio helps reduce our exposure to interest rate risk. However, ARMs generally pose credit risks different from the credit risks inherent in fixed-rate loans primarily because as interest rates rise, the underlying debt service payments of the borrowers rise, thereby increasing the potential for default. In order to minimize this risk, borrowers of one- to four-family one year adjustable-rate loans are qualified at the rate which would be in effect after the first interest rate adjustment, if that rate is higher than the initial rate. We believe that these risks, which have not had a material adverse effect on the Bank to date, generally are less onerous than the interest rate risks associated with holding 25-30 year fixed-rate loans. Certain of the Bank's conforming ARMs can be converted at a later date to a fixed-rate mortgage loan with interest rates based upon the then-current market rates plus a predetermined margin or spread that was established at the loan closing. We sell ARM loans that are subsequently converted to 25-30 year fixed-rate term loans, to either Fannie Mae or Freddie Mac.

         While one- to four-family residential loans typically are originated with 20-30 year terms, we permit our ARM loans to be assumed throughout the life of the loan by qualified buyers. Such loans generally remain outstanding in our loan portfolio for substantially shorter periods of time because borrowers often prepay their loans in full upon sale of the property pledged as security or upon refinancing the loan. Thus, average loan maturity is a function of, among other factors, the level of

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purchase and sale activity in the Western and Central New York real estate market, prevailing interest rates, and the interest rates payable on outstanding loans. As of June 30, 2002 approximately $207.5 million or 22% of our one- to four-family loans were ARM loans.

         We require title insurance on all of our one- to four-family mortgage loans, and also require that fire and extended coverage casualty insurance (and, if appropriate, flood insurance) be maintained in an amount at least equal to the lesser of the loan balance or the replacement cost of the improvements. Loans with loan-to-value ratios in excess of 80% must have a mortgage escrow account from which disbursements are made for real estate taxes, hazard and flood insurance, and private mortgage insurance.

         We also originate two types of residential construction loans: (i) construction/spec loans, and (ii) construction/permanent loans. At June 30, 2002, our residential construction loan portfolio consisted of construction/spec loans with an aggregate outstanding balance of $1.9 million and construction/permanent loans with an aggregate outstanding balance of $3.5 million.

         Construction/spec loans are made to area home builders who do not have, at the time of loan origination, a signed contract with a home buyer who has a commitment for permanent financing with either us or another lender for a finished home. The home buyer may be identified either during or after the construction period, with the risk that the builder will have to carry the debt service payments and finance real estate taxes and other holding costs of the completed home for a significant time after the completion of construction and until the home buyer is identified. We lend on an ongoing basis to approximately ten local area residential homebuilders that, at any given time, may have one or two construction/spec loans outstanding from us. All construction/spec loans carry the full personal guaranty of the builder, who must have a previous satisfactory history of completing construction/permanent loans with us. These loans are generally originated for a term of twelve months, with interest rates ranging from 1.0% to 1.5% above the prime lending rate, and with a loan-to-value ratio of no more than 75% of the lower of cost or the appraised estimated value of the completed property. Loan advances are disbursed on a three-draw basis as construction is completed. As of June 30, 2002, the largest outstanding concentration of credit to one builder consisted of 2 construction/spec loans with an aggregate balance of $478,500, which were performing in accordance with their terms.

         Construction/permanent loans are made to either a homebuilder or a homeowner who, at the time of construction, has a signed contract together with a commitment for permanent financing from us for the finished home. The construction phase of a loan generally lasts 4-6 months, and the interest rate charged generally corresponds to the rate of the committed permanent loan, with loan-to-value ratios of up to 80% (or up to 95% with PMI) of the appraised estimated value of the completed property or cost, whichever is less. When we issue the corresponding commitment to provide permanent financing upon completion of construction, the interest rate charged on the construction loan generally includes an additional 1/8% to 1/4% rate premium as protection against the construction loan risk and the additional rate exposure to us of an increase in interest rates before the permanent loan is funded and eligible for sale to either Fannie Mae or Freddie Mac. At June 30, 2002, the largest single outstanding construction loan of this type had an outstanding balance of $371,000 and was performing in accordance with its terms.

         Construction lending generally involves a greater degree of risk than other one- to four-family mortgage lending. The repayment of the construction loan is, to a great degree, dependent upon the successful and timely completion of the construction of the subject property. Construction delays or the financial impairment of the builder may further impair the borrower's ability to repay the loan.

         In order to facilitate a competitive relationship with several of our major residential builders, we will originate land development loans to area homebuilders that are secured by individual unimproved or improved residential building lots. Land loans are generally offered with variable prime based rates with

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terms of up to two years. The maximum loan-to-value ratio is 65% of the lower of cost or appraised value.

         Home Equity Lending. We offer both fixed-rate, fixed-term, monthly and bi-weekly home equity and second mortgage loans, and prime rate, variable rate home equity lines of credit (HELOCs) in our market area. Both fixed rate and floating rate home equity loans are offered in amounts up to 90% of the appraised value of the property (including the first mortgage) with maximum loan amounts generally up to $150,000. PMI insurance is required for all fixed rate home equity loans and HELOCs with combined first and second mortgage loan-to-value's in excess of 80%. Fixed-rate home equity loans are offered with repayment terms of up to fifteen years and HELOCs are offered for terms up to thirty years, with interest-only payments during the first ten years and repayment of principal and interest during the final twenty years. Bi-weekly fixed-rate home equity loans in excess of $35,000 are offered with repayment terms up to 20 years, however, because the loan amortizes bi-weekly, and two additional payments are made each year, actual loan terms are significantly less. As of June 30, 2002, fixed-rate second mortgage and home equity loans totaled $69.4 million or 4.0% of our total loan portfolio. The disbursed portion of home equity lines of credit totaled $61.2 million or 3.0% of our loan portfolio, with $46.2 million remaining undisbursed.

         As is the case with residential one- to four-family first mortgage lending, the underwriting standards employed by us for both fixed-rate second mortgage loans and HELOCs are formatted to the standard secondary marketing guidelines as established by Fannie Mae and Freddie Mac.

         Commercial Real Estate and Multi-Family Lending. We originate real estate loans secured predominantly by first liens on apartment houses, office complexes, and commercial and industrial real estate. Loans collateralized by multi-family residential real estate totaled $291.8 million, or 15.0%, of the total loan portfolio as of June 30, 2002, with an average loan balance of $351,898. Our largest multi-family real estate loan aggregate borrower credit concentration at June 30, 2002 consists of five different apartment complexes with a principal balance of $11.4 million, and was performing in accordance with its terms. The commercial real estate loans are predominately secured by nonresidential properties such as office buildings, shopping centers, retail strip centers, industrial and warehouse properties and to a lesser extent by more specialized properties such as nursing homes, churches, mobile home parks, restaurants, motel/hotels and auto dealerships. Our largest commercial real estate loan at June 30, 2002 had a principal balance of $6.5 million and was collateralized by a 182,000 square foot retail shopping center located in our primary lending area. This loan is performing in accordance with its terms.

         At June 30, 2002, approximately 96% of our commercial real estate and multi-family loans were secured by properties located in our market area. Our current policy with regard to such loans is to emphasize geographic distribution within our primary market area, diversification of property type and minimization of credit risk.

         As part of our ongoing strategic initiatives to minimize interest rate risk, commercial and multi-family real estate loans originated for our portfolio are generally limited to one, three or five year ARM products which are priced at prevailing market interest rates. The initial interest rates are subsequently reset after completion of the initial one, three or five year adjustment period at new market rates that generally range between 200 and 300 basis points over the then current one, three or five year United States Treasury Constant Maturity Index. The maximum term for commercial real estate loans is generally not more than 10 years, with a prepayment schedule based on not more than a 25-year amortization schedule for multi-family loans, and 20 years for commercial real estate loans.

         In our underwriting of commercial real estate loans, we may lend up to 80% of the property's appraised value on apartments, and up to 75% on other commercial properties. Appraised values initially

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are estimated by staff underwriters and confirmed by independent, professionally designated qualified appraisers, to determine that the property to be mortgaged satisfies our loan-to-value requirements. Decisions to lend are based on the economic viability of the property and the creditworthiness of the borrower. Creditworthiness is determined by considering the character, experience, management and financial strength of the borrower, and the ability of the property to generate adequate funds to cover both operating expenses and debt service. In evaluating a commercial real estate loan, we place primary emphasis on the ratio of net cash flow to debt service for the property, generally requiring a ratio of at least 1.20%, computed after deduction for a vacancy factor and property expenses deemed appropriate by us. In addition, we generally require a personal guarantee of the loan principal from the borrower.

         On all real estate loans, we require title insurance insuring the priority of our lien, fire and extended coverage casualty insurance, flood insurance, if appropriate, in order to protect our security and all loans are enrolled in a "life of loan" third party real estate tax monitoring service. In connection with substantially all commercial real estate lending, in addition to staff review, we employ independent engineering firms to review plans, specifications and draw disbursements, employ consulting firms to review the economic feasibility of the project, and employ environmental assessment firms to evaluate the environmental risks that may be associated with either the building or the site.

         We also offer commercial real estate and multi-family construction mortgage loans. Most construction loans are made as "construction/permanent" loans, which provide for disbursement of loan funds during construction and automatic conversion to permanent loans upon completion of construction and the attainment of either tenant lease-up provisions or prescribed debt service coverage ratios. The construction phase of the loan is made on a short-term basis, usually not exceeding two years, with floating interest rate levels generally established at a spread in excess of either prime or LIBOR. The construction loan application process includes the same criteria which are required for permanent commercial mortgage loans, as well as a submission to us of completed plans, specifications and cost estimates related to the proposed construction. These items are used as an additional basis to determine the appraised value of the subject property. Appraisal reports are completed by independent, professionally designated appraisers. All appraisal reports are reviewed by our commercial loan underwriting staff. Loans are based on the lesser of the current appraised value of loan and improvements or the cost of construction. Generally, the loan-to-value ratio for construction loans does not exceed 75%. At June 30, 2002, the commercial real estate and multi-family construction portfolio totaled $109.6 million, of which $76.7 million was disbursed, representing 4% of the total loan portfolio.

         Among the reasons for our increased emphasis on commercial real estate and multi-family lending is a desire to invest in assets bearing interest rates which are generally higher than those obtainable on residential mortgage loans, are more rate sensitive to changes in market interest rates, and less susceptible to pre-payment risk due to the existence of significant contractual pre-payment penalties which are imposed upon the borrower if the loan pre-paid prior to the loan maturity. Commercial real estate and multi-family loans, however, entail significant additional risk as compared with one- to four-family residential mortgage lending, as they typically involve large loan balances concentrated with single borrowers or groups of related borrowers. In addition, the payment experience on loans secured by income producing properties is typically dependent on the successful operation of the related real estate project and thus may be subject to a greater extent to adverse conditions in the real estate market or in the economy generally. Construction loans involve additional risks attributable to the fact that loan funds are advanced upon the security of the project under construction, which is of uncertain value prior to the completion of construction. Moreover, because of the uncertainties inherent in estimating construction costs, delays arising from labor problems, material shortages, and other unpredictable contingencies, it is relatively difficult to evaluate accurately the total loan funds required to complete a project and the related loan-to-value ratios.

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         Consumer Loans. We originate a variety of fixed-rate installment and variable rate lines-of-credit consumer loans, including new and used "indirect" automobile loans , conventional and FHA Title I insured home improvement loans, mobile home loans, education loans and personal secured and unsecured loans. As of June 30, 2002, consumer loans totaled $178.7 million or 9% of the total loan portfolio.

         At June 30, 2002, we held $22.7 million of loans secured by mobile homes owned by individuals, representing 7% of the consumer loan portfolio. We have been engaged in mobile home lending for over twelve years. While we generally lend primarily in the State of New York with respect to mobile homes, $4.1 million, or 18% of the mobile home portfolio, is also located within the State of New Jersey. The mobile home units (both new and used) are primarily located in well-managed mobile home parks reviewed and inspected by our management team as part of its ongoing underwriting process. Mobile home loans have shorter terms to maturity than traditional 30-year residential loans and higher yields than single-family residential mortgage loans. Although we generally offer mobile home loans with fixed-rate, fully amortizing loan terms for 10-20 years, mobile home units manufactured prior to 1991 are restricted to a maximum term of no more than fifteen years. We anticipate that we will continue to be an active originator of mobile home loans.

         We will generally finance up to 90% of the purchase price of a new mobile home unit, not to exceed 140% of the dealer invoice. We also require a financing statement filing perfecting our lien for all mobile home loans, and require homeowner's insurance at least equal to the amount financed. We have contracted with an independent third-party to generate all mobile home loan applications but, prior to funding, all mobile home loan originations must be underwritten and approved by designated First Niagara Bank underwriters. As part of a negotiated servicing contract, the third party originator will, at our request, contact borrowers who become delinquent in their payments to us and, when necessary, will oversee the repossession and sale of mobile homes on our behalf. For such services, and as part of the origination and servicing contract, we pay the originator a fee at loan funding, of which generally one-half is deposited into a non-interest bearing escrow loss account, and is under our sole control to absorb future losses which may be incurred on the loans.

         Mobile home lending generally entails greater risk than traditional single-family residential mortgage lending, due to the type and nature of the collateral, which may depreciate over time as compared to the typical appreciation of houses securing single-family residential loans, and because mobile home borrowers often have lower income levels than single-family residential mortgage loan borrowers. In many cases, repossessed collateral for a defaulted mobile home loan will not provide an adequate source of repayment of the outstanding loan balance because of depreciation or improper repair and maintenance of the underlying security. We attempt to minimize such risk through the loss escrow arrangement with the third-party originator.

         We participate in "indirect" automobile lending programs with Western and Central New York auto dealerships. These loans are underwritten by in-house consumer loan underwriters in accordance with our loan policy. We also purchase "A" quality new auto lease paper through a third-party finance company. While we retain the underlying credit risk associated with the auto leases, by contract, residual risk, repossessions and remarketing is the responsibility of the financing company. Indirect auto loans have terms up to 72 months while auto leases have terms up to 60 months.

         We will generally lend up to 90% of the purchase price of a new car, and, with respect to used cars, up to 90% of the lesser of the purchase price or the National Automobile Dealers' Association book rate. We require all borrowers to maintain collision insurance on automobiles securing loans in excess of $5,000, with us listed as loss payee. In those instances where the borrower fails to maintain adequate insurance coverage, we are further protected against loss by vendors single interest insurance coverage.

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         We originate personal secured and unsecured fixed rate installment loans and variable rate lines of credit. Term of the loans range from 6 to 60 months and generally do not exceed $50,000. Secured loans are collateralized by vehicles, savings accounts or certificates of deposit. Unsecured loans are only approved for more creditworthy customers.

         Our procedures for underwriting consumer loans include an assessment of the applicant's payment history on other debts and the ability to meet existing obligations and payments on the proposed loans. Although the applicant's creditworthiness is a primary consideration, the underwriting process also includes a comparison of the value of the collateral security, if any, to the proposed loan amount.

         Consumer loans generally entail greater risk than residential mortgage loans, particularly in the case of consumer loans that are unsecured or secured by assets that tend to depreciate, such as automobiles and mobile homes. In such cases, repossessed collateral for a defaulted consumer loan may not provide an adequate source of repayment for the outstanding loan and the remaining deficiency often does not warrant further substantial collection efforts against the borrower. In addition, consumer loan collections are dependent on the borrower's continued financial stability, and this is more likely to be adversely affected by job loss, divorce, illness or personal bankruptcy. Furthermore, the application of various Federal and State laws including Federal and State bankruptcies and insolvency laws may limit the amount, which can be recovered on such loans.

         We continue to be an originator of education loans. Substantially all of the loans are originated under the auspices of the New York State Higher Education Services Corporation ("NYSHESC") or the American Student Association ("ASA"). Under the terms of these loans, no repayment is due until the student graduates, with 98% of the principal guaranteed by NYSHESC or ASA. Our general practice is to sell these education loans to Sallie Mae as the loans reach repayment status. We generally receive a premium of .25% to .75% on the sale of these loans.

         Commercial Business Loans. We offer commercial business term loans, letters of credit, equipment leases and lines-of-credit to small and medium size companies in our market area, some of which are secured in part by additional owner occupied real estate collateral. Additionally, secured and unsecured commercial loans and lines-of-credit are made for the purpose of financing equipment acquisition, inventory, business expansion, working capital and other general business purposes. The terms of these loans generally range from less than one year to seven years. The loans are either negotiated on a fixed-rate basis or carry variable interest rates indexed to the prime rate or LIBOR. Lines-of-credit expire after one year and generally carry a variable rate of interest indexed to the prime rate. We have recently increased our strategic focus to allocate a greater portion of available funds and personnel resources to both the commercial middle market and small business lending markets. To facilitate our expansion of these areas, we have added commercial business products such as cash management, merchant services, wire transfer capabilities, business credit and debit cards, and Internet banking to enhance customer service to the small and middle market business client.

         We also offer installment direct financing leases, generally in amounts between $15,000 - $125,000 with terms no greater than 60 months, which are guaranteed by the principals of the lessee and collateralized by the leased equipment, and generally bear rates in excess of 8%. Given our strategy to shift our loan portfolio mix to higher yielding commercial loans, this product line continues to be an area of focus.

         In 2000, we began to dedicate more resources to commercial business and real-estate loans, which are 75% - 85% government guaranteed through the Small Business Administration ("SBA"). Terms of these loans range from one year to twenty-five years and generally carry a variable rate of

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interest indexed to the prime rate. In 2001, through our increased emphasis on commercial lending, we became the fifth largest SBA lender in Western New York in our first full year of operation. This product allows us to better meet the needs of our start-up or special purpose small business customers in the market areas we serve while protecting us from undue credit risk.

         At June 30, 2002, our commercial business loans outstanding had an aggregate balance of $154.8 million, or 8%, of the total loan portfolio. As of June 30, 2002, the average commercial business loan balance was approximately $70,225 excluding equipment leases. The largest commercial business loan is a $6.5 million line of credit with a current balance of $6.0 million to an insurance premium finance company regulated by the New York State Department of Insurance secured by the direct assignment of insurance premium finance contracts to well known Western New York businesses funded under our approved advance formula, which is performing in accordance with its terms.

         Commercial credit decisions are based upon a complete credit appraisal of the loan applicant. A determination is made as to the applicant's ability to repay in accordance with the proposed terms as well as an overall assessment of the risks involved. An investigation is made of the applicant to determine character and capacity to manage. Personal guarantees of the principals are generally required. In addition to an evaluation of the loan applicant's financial statements, a determination is made of the probable adequacy of the primary and secondary sources of repayment to be relied upon in the transaction. Credit agency reports of the applicant's credit history as well as bank checks and trade investigations supplement the analysis of the applicant's creditworthiness. Collateral supporting a secured transaction is also analyzed to determine its marketability and liquidity. Commercial business loans generally bear higher interest rates than residential loans, but they also may involve a higher risk of default since their repayment is generally dependent on the successful operation of the borrower's business.

         Loan Originations, Purchases, Sales and Servicing. While we originate both fixed-rate and adjustable-rate loans, our ability to generate each type of loan depends upon relative borrower demand and the pricing levels as set in the local marketplace by competing banks, thrifts, credit unions, and mortgage banking companies, as well as life insurance companies, and Wall Street conduits who also actively compete for local product in the commercial real estate loan area. Loan originations are derived from a number of sources, such as real estate broker referrals, existing customers, borrowers, builders, attorneys, and walk-in customers. In addition, the residential lending area currently employs twelve commission based loan originators to augment our traditional sources of loan applications. We also rely on a small number of select area mortgage brokers, who are authorized to accept and process residential mortgage loan applications on our behalf. All completed loan applications are forwarded to our centralized residential loan origination area for underwriting, approval, commitment, and closing.

         In the past, to augment our direct origination of loans in our primary lending area, we have purchased one- to four-family residential whole loans and participations, which are originated and serviced by other financial institutions. As of June 30, 2002, our combined commercial real estate, multi-family and residential portfolio of loans serviced by other financial institutions totaled $___ million. Although we have not actively purchased residential loans since 1986, we may from time to time purchase loans from the secondary market to supplement our origination of local mortgage loans, particularly in the residential loan area.

         We generally sell the conforming, residential conventional monthly fixed-rate loans that we originate with maturities of 20 years or more, and conventional bi-weekly fixed-rate loans with maturities of 25 years or more, to both Fannie Mae and Freddie Mac as part of our ongoing asset/liability management strategy. Non-conforming fixed-rate loans with principal balances in excess of the maximum limits as established annually by Fannie Mae and Freddie Mac, currently $300,700 for single-

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family homes, are sold to private sector secondary market purchasers. In addition to removing a level of interest rate risk from the balance sheet, the operation of a secondary marketing function within the lending area allows us the flexibility to continue to make loans available to customers when savings flows decline or funds are not otherwise available for lending purposes. However, we assume an increased level of risk if such loans cannot be sold in a timely basis in a rapidly rising interest rate environment. Changes in the level of interest rates and the condition of the local and national economies also affect the amount of loans originated by the Bank and impact the level of buying demand by investors to whom the loans are sold.

         Generally, our loan origination and sale activity, and therefore, our results of operations, may be adversely affected by an increasing rate environment to the extent that such environment results in a decreased level of loan demand by borrowers. Accordingly, the volume of loan originations and the profitability of this activity can vary from period to period. One- to four-family residential mortgage loans are generally underwritten to current Fannie Mae and Freddie Mac seller/servicer guidelines. One- to four-family loans are also closed on standard Fannie Mae/Freddie Mac documents and sales are conducted utilizing standard Fannie Mae/Freddie Mac purchase contracts and master commitments as applicable. Mortgage loans are sold both to Fannie Mae and Freddie Mac on a non-recourse such that foreclosure losses are generally the responsibility of either Fannie Mae or Freddie Mac and not the Bank.

         We are a qualified loan servicer for both Fannie Mae and Freddie Mac. For all loans sold, we retain the servicing rights and will continue to collect payments on the loans, maintain tax escrows and applicable fire and flood insurance coverage, and supervise foreclosure proceedings if necessary. We retain a portion of the interest paid by the borrower on the loans, generally 1/4% - 3/8% as consideration for our servicing activities. Our loan servicing portfolio as of June 30, 2002 including loans sold to Fannie Mae, Freddie Mac and SONYMA totaled $255.8 million.

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         The following table sets forth our loan origination, purchase, repayment and acquisition activities for the periods indicated.

                                                      For the six months ended    At and for the twelve months ended
                                                               June 30,                        December 31,
                                                      ------------------------   -------------------------------------
                                                         2002          2001         2001         2000          1999
                                                      ----------    ----------   ----------   ----------    ----------
                                                                               (In thousands)
Originations by type:
--------------------
  Real estate:
   One- to four-family real estate .................  $  113,698    $   86,369   $  201,262   $  158,563    $  201,821
   Home equity .....................................      26,519         8,652       19,682       14,066         8,601
   Commercial and multi-family real estate .........     101,950        52,310      137,428      103,265        66,929
  Consumer and other ...............................      32,613        34,406       70,279       80,200        65,102
  Commercial business ..............................      73,108        48,696      105,362       63,322        29,678
                                                      ----------    ----------   ----------   ----------    ----------
     Total loans originated ........................     347,888       230,433      534,013      419,416       372,131

Sales:
-----
  Real estate:
   One- to four family real estate .................      31,449        45,135      105,904       56,111        28,811
  Consumer and other ...............................       3,112         2,214        7,649        6,486         6,313
                                                      ----------    ----------   ----------   ----------    ----------
     Total loans sold ..............................      34,561        47,349      113,553       62,597        35,124

Repayments:
----------
  Real estate:
   One- to four-family real estate .................     121,304        77,969      202,224       83,300        70,167
   Home equity .....................................      10,442         5,469        9,783        1,874         1,622
   Commercial and multi-family real estate .........      36,812        19,918       46,099       34,048        36,833
  Consumer and other ...............................      31,589        32,045       66,636       41,492        27,168
  Commercial business ..............................      52,716        33,707       61,873       41,726        11,986
                                                      ----------    ----------   ----------   ----------    ----------
     Total repayments ..............................     252,863       169,108      386,615      202,440       147,776

Loans acquired:
--------------
  Real estate:
   One- to four-family real estate .................          --            --           --      456,178        53,569
   Home equity .....................................          --            --           --       70,444            --
   Commercial and multi-family real estate .........          --            --           --       71,463            --
  Consumer and other ...............................          --            --           --       46,788            --
  Commercial business ..............................          --            --           --       48,050            --
                                                      ----------    ----------   ----------   ----------    ----------
     Total loans acquired ..........................          --            --           --      692,923(1)     53,569

Decrease in other items, net .......................      (1,993)         (899)      (2,897)      (1,872)          (59)
                                                      ----------    ----------   ----------   ----------    ----------

     Net increase ..................................  $   58,471    $   13,077   $   30,948   $  845,430    $  242,741
                                                      ==========    ==========   ==========   ==========    ==========

         Loan Approval Authority and Underwriting. Our Board of Directors establishes lending authorities for individual officers and certain delegated underwriters as to the various types of residential and consumer loan products. In the commercial real estate and business lending area, the board has authorized specific lending officers to individually approve loans and/or concentrations of credit not to exceed $250,000. Loans and/or concentrations of credit in excess of $250,000, up to $3.0 million, may be approved by either the President, Chief Lending Officer or the Senior Vice President of Commercial Lending plus one additional authorized lending officer. Loan approvals in excess of $3.0 million, and up to $5.0 million, require the approval of The Senior Officers Loan Committee. All individual loans and or aggregate concentrations of credit to one borrower that exceed $5.0 million must be approved by the loan committee of the board. In addition, our loan policy limits the amount of credit that can be extended to any one borrower to 15% of total capital. See "--Loans-to-One-Borrower."

         The lending activities of the residential, consumer, commercial and multi-family real estate, and commercial business lending areas of First Niagara Bank are subject to written underwriting standards and loan origination procedures that are updated and separately reviewed annually by both management and the board of directors. In particular, to assure the maximum salability of our residential loan products for possible resale into the secondary mortgage markets, we have formally adopted both the underwriting,

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

appraisal, and servicing guidelines of Fannie Mae and Freddie Mac as part of our standard loan policy and procedures manual.

         We require that a property appraisal be obtained in connection with all mortgage loans. Property appraisals in both the residential and commercial and multi-family real estate areas are performed by an independent appraiser from a list approved by the board of directors. The appraisals are then reviewed for accuracy and completeness by our loan underwriting areas. In conformity with secondary market guidelines, we require that title insurance (except for home equity lines of credit) and hazard insurance be maintained on all security properties and that flood insurance be maintained if the property is within a designated flood plain.

         We currently maintain escrows for the payment of real estate taxes on approximately 70% of all mortgage loans held in portfolio. For both escrowed and non-escrowed accounts, the borrower must pay a one-time fee at loan closing for the property to be enrolled in a tax service that reports the tax payment status of these loans on an annual basis to the Bank for the life of the loan.

         Loan Origination Fees and Other Income. In addition to interest earned on loans, we also receive loan origination fees. To the extent that loans are originated or acquired for our portfolio, Statement of Financial Accounting Standards No. 91 requires that we defer loan origination fees and costs and amortize such amounts as an adjustment of yield over the life of the loan by use of the level yield method. At June 30, 2002, we had $7.0 million of net deferred loan origination costs. Such fees and costs vary with the volume and type of loans and commitments made and purchased, principal repayments, and competitive conditions in the mortgage markets, which in turn respond to the demand and availability of money.

         In addition to loan origination fees, we also receive other fees, service charges, and other income that consist primarily of deposit transaction account service charges, late charges and credit card fees.

         Loans-to-One-Borrower. Savings banks are subject to the same loans-to-one-borrower limits as those applicable to national banks, which under current regulations restrict loans to one borrower to an amount equal to 15% of unimpaired net worth on an unsecured basis, and an additional amount equal to 10% of unimpaired net worth if the loan is secured by readily marketable collateral (generally, financial instruments and bullion, but not real estate). Our policy provides that loans to one borrower (or related borrowers) should not exceed 15% of our capital.

         At June 30, 2002, the largest aggregate amount loaned to one borrower consisted of twelve commercial mortgage loans secured by a mix of retail centers, office buildings, warehouses and convenience stores and one $4.0 million line of credit, for an aggregate amount of $18.6 million.

         The second largest aggregate amount loaned to one borrower consisted of eleven commercial mortgages secured by six suburban office park properties, two warehouses and an apartment and one $250,000 line of credit for an aggregate amount of $17.0 million.

         The third largest aggregate amount loaned to one borrower consisted of five commercial mortgage loans secured by five apartments and one office building in the amount of $13.7 million.

         The fourth largest aggregate amount loaned to one borrower consisted of six commercial mortgage loans secured by two retail shopping centers and a mini-warehouse storage facility, a $200,000 line of credit and three residential loans in the aggregate amount of $10.8 million.

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         The fifth largest aggregate amount loaned to one borrower consisted of eight commercial mortgage loans secured by one office building, two office/warehouse facilities, four apartments, one mini-warehouse storage facility and four equipment leases for an aggregate amount of $10.7 million.

         All of these loans are performing in accordance with their terms.

Delinquencies and Classified Assets

         Collection Procedures. A computer generated late notice is sent by the 15th day of the month for consumer and the 17th day of the month for residential requesting the payment due plus the late charge that was assessed. After the late notices have been mailed, accounts are assigned to collectors by the automated collection system for follow-up to determine reasons for delinquency and explore payment options. Additional system-generated collection letters are sent to customers on the 30th and 45th days for consumer loans, and by the 45th day for mortgage loans. Notwithstanding ongoing collection efforts, all consumer loans are fully charged-off after 210 days.

         These mortgage loan collection procedures pertain to loans held in our portfolio. All of the residential mortgage loan servicing performed for both government issued FHA and VA loans, together with residential loans sold in the secondary market, are in full compliance with their own respective loan servicing requirements.

         Loans Past Due and Non-Performing Assets. Loans are reviewed on a regular basis and are placed on nonaccrual status when, in the opinion of management, the collection of additional interest is doubtful. Loans are placed on nonaccrual status when either principal or interest is 90 days or more past due. Interest accrued and unpaid at the time a loan is placed on a nonaccrual status is reversed from interest income. At June 30, 2002, we had non-accruing loans of $11.7 million, and a ratio of non-accruing loans to total loans of 0.61%.

         Real estate acquired as a result of foreclosure or by deed in lieu of foreclosure is classified as Real Estate Owned, or REO, until such time as it is sold. When real estate is acquired through foreclosure or by deed in lieu of foreclosure, it is recorded at its fair value, less estimated costs of disposal. If the value of the property is less than the loan, less any related specific loan loss provisions, the difference is charged against the allowance for loan losses. Any subsequent write-down of REO is charged against earnings. At June 30, 2002, we had REO, net of allowances, of approximately $310,000. At June 30, 2002, we had total non-performing assets of $12.0 million and a ratio of non-performing assets to total assets of 0.42%.

         For the six months ended June 30, 2002 and for the year ended December 31, 2001, gross interest income which would have been recorded had the non-accruing loans been current in accordance with their original terms amounted to $676,000 and $604,000, respectively. No interest income on non-accrual loans was included in income during such periods except for $22,000 and $39,000 of cash interest payments received for our largest non-performing loan for the six months ended June 30, 2002 and the year ended December 31, 2001, respectively.

         Classification of Assets. Loans are reviewed on a regular basis and are placed on nonaccrual status when, in the opinion of management, the collection of additional interest is doubtful. Loans are generally placed on nonaccrual status when either principal or interest is 90 days or more past due or earlier if they have been identified as presenting uncertainty with respect to the collectibility of interest or principal. Interest accrued and unpaid at the time a loan is placed on nonaccrual status is reversed from interest income.

         Consistent with regulatory guidelines, we provide for the classification of loans considered to be of lesser quality as "substandard", "doubtful", or "loss" assets. A loan is considered substandard if it is inadequately protected by the current net worth and paying capacity of the obligor or of the collateral pledged, if any. Substandard loans include those characterized by the distinct possibility that we will sustain some loss if the deficiencies are not corrected. Loans classified as doubtful have all of the weaknesses inherent in those classified substandard with the added characteristic that the weaknesses present make collection or liquidation in full, on the basis of currently existing facts, conditions, and values, highly questionable and improbable. Loans classified as loss are those considered uncollectible and of such little value that their continuance as assets without the establishment of a specific loss reserve is not warranted. Loans that do not expose us to risk sufficient to warrant classification in one of the aforementioned categories, but which possess some weaknesses, are required to be designated as either "watch list" or "special mention" by management.

         When we classify problem loans as either substandard or doubtful, we establish a specific valuation allowance for each loan in an amount deemed prudent by management. General allowances represent loss allowances that have been established to recognize the inherent risk associated with lending activities, but which, unlike specific allowances, have not been allocated to particular problem loans. When we classify problem loans as a loss, we are required either to establish a specific allowance for losses equal to 100% of the amount of the loans classified, or to charge-off such amount. Determinations as to the classification of loans and the amount of the valuation allowance is subject to review by our regulatory agencies, which can order the establishment of additional general or specific loss allowances. We regularly review our loan portfolio both internally and through the utilization of independent Audit Associates, an independent third party loan review company, to determine whether any loans require classification in accordance with the applicable internal loan review and allowance for loan and lease losses "ALLL" policy and regulatory compliance.

         As of June 30, 2002, the aggregate amount of our assets classified as substandard, doubtful and loss was $8.1 million, $3.8 million and $278,000, respectively. Included in the substandard classification were $2.9 million in mortgage loans secured by one- to four-family dwellings, $3.0 million in commercial real estate loans, $1.1 million in commercial business loans and $1.1 million in consumer loans. Included in the doubtful classification were $511,000 in commercial real estate loans, $2.8 million in commercial business loans and $508,000 in consumer loans. Included in the loss classification were $89,000 in mortgage loans secured by one- to four-family dwellings, and $190,000 in commercial business loans. All $11.7 million in nonperforming loans identified above were included in the substandard, doubtful or loss classifications along with $500,000 in performing loans. These loans were classified due to payment problems, bankruptcy, cash flow weakness, possible collateral deficiencies, or other weakness considered by management to warrant a substandard classification. Management has allocated $1.4 million, $1.3 million and $278,000 of the allowance for loan losses, including both general and specific reserves, for the assets classified as substandard, doubtful and loss, respectively. The aggregate amount designated special mention was $26.1 million. Included in the special mention designation were $12.0 million in commercial real estate loans and $14.1 million in commercial business loans. The assets designated special mention generally represented loans that are performing, but have a slow payment history or other weakness considered by management to warrant a special mention designation. Management has allocated $311,000, including both general and specific reserves, of the allowance for loan losses for the assets designated as special mention. Pursuant to Statement of Financial Accounting Standards No. 114, management determined that there were $4.4 million in impaired loans as of June 30, 2002.

         The allowance for credit losses is established through a provision for credit losses based on management's evaluation of the losses inherent in the loan portfolio. Such evaluation, which includes a review of all loans on which full collectibility may not be reasonably assured, considers among other matters, the estimated net realizable value or the fair value of the underlying collateral, economic conditions, historical loan loss experience and other factors that warrant recognition in providing for an adequate credit loss allowance. We continue to monitor and modify the level of the allowance for credit losses in order to maintain a level which management considers adequate to provide for credit losses inherent in the loan portfolio. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the allowance for credit losses and valuation of REO.

         Management's evaluation of the allowance is based on a continuing review of the loan portfolio. The methodology for determining the amount of the allowance for credit losses consists of several elements. Commercial business lines of credit are reviewed annually and individual borrower credit concentrations in excess of $1.0 million have annual credit reviews in accordance with the ALLL policy. Non-accruing, impaired and delinquent commercial loans are reviewed individually every month and the value of any underlying collateral is considered in determining estimates of losses associated with those loans and the need, if any, for a specific reserve. Another element involves estimating losses inherent in categories of smaller balance homogeneous loans (one- to four-family, home equity, consumer) based primarily on historical experience, industry trends and trends in the real estate market and the current economic environment in our market areas. The unallocated portion of the allowance for credit losses is based on management's evaluation of various conditions, and involves a higher degree of uncertainty because this component of the allowance is not identified with specific problem credits or portfolio segments. The conditions evaluated in connection with this element include the following: industry and regional conditions (primarily Western and Central New York State where we are subject to a high degree of concentration risk); seasoning of the loan portfolio and changes in the composition of and growth in the loan portfolio; the strength and duration of the current business cycle; existing general economic vacancy's, and business conditions in the lending areas; credit quality trends, including trends in nonaccruing loans; historical loan charge-off experience; and the results of bank ongoing external third party credit review and regulatory examinations.

Investment Activities

         General. Our investment policy, established by our Boards of Directors, provides that investment decisions will be made based on the safety of the investment, liquidity requirements, potential returns, cash flow targets, and desired risk parameters. In pursuing these objectives, consideration is given to the ability of an investment to provide earnings consistent with factors of quality, maturity, marketability and risk diversification.

         We limit securities investments to U.S. Government and agency securities, municipal bonds, corporate debt obligations and corporate equity securities. In addition, the policy permits investments in mortgage-backed securities, including securities issued and guaranteed by Fannie Mae, Freddie Mac, Ginnie Mae and privately issued collateralized mortgage obligations ("CMOs"). Also permitted are investments in asset-backed securities ("ABSs"), backed by auto loans, credit card receivables, home equity loans, student loans, and home improvement loans. The investment strategy generally utilizes a risk management approach of diversified investing between short-, intermediate- and long-term categories in order to increase overall investment yields in addition to managing interest rate risk. To accomplish these objectives, we focus on investments in mortgage-backed securities, CMOs and ABSs, while U.S. Government and other non-amortizing securities are utilized for call protection and liquidity purposes. During the first six months of 2002, emphasis was placed on investments with shorter durations as a result of the lower interest rate environment. As with mortgage-backed securities, we attempt to maintain a high degree of liquidity in our other securities and generally do not invest in debt securities with expected average lives in excess of 10 years.

Sources of Funds

         General. Deposits and borrowed funds, primarily Federal Home Loan Bank ("FHLB") advances and reverse repurchase agreements, are the primary sources of funds for use in lending, investing and for other general purposes. In addition, repayments on loans, proceeds from sales of loans and securities, and cash flows from operations have historically been additional sources of funds. We have available lines of credit with the FHLB and Federal Reserve Bank of New York
(FRB), which can provide liquidity if the above funding sources are not sufficient to meet short-term liquidity needs.

         Deposits. We offer a variety of deposit account products with a range of interest rates and terms. The deposit accounts consist of savings accounts, negotiable order of withdrawal ("NOW") accounts, checking accounts, money market accounts, and certificates of deposit. We offer certificates of deposit with balances in excess of $100,000 at preferential rates (jumbo certificates) and also offer Individual Retirement Accounts ("IRAs") and other qualified plan accounts. To enhance our deposit product offerings, we also provide commercial business, as well as totally free checking accounts.

         Borrowed Funds. Borrowings are utilized to lock-in lower cost funding, better match interest rates and maturities of certain assets and liabilities and leverage capital for the purpose of improving return on equity. Such borrowings primarily consist of advances and reverse repurchase agreements entered into with the FHLB, with nationally recognized securities brokerage firms and with commercial customers.

Personnel

         As of June 30, 2002, we had 864 full-time employees and 154 part-time employees. The employees are not represented by a collective bargaining unit and we consider our relationship with our employees to be good.

Properties

         Both First Niagara Financial Group and First Niagara Bank maintain their executive offices at an administrative center, located at 6950 South Transit Road, Lockport, New York. The administrative center, built in 1997, has 76,000 square feet of space and is owned by First Niagara Bank.

         In addition to our banking center network, First Niagara Bank leases eight offices and owns nine buildings that we utilize for our non-banking subsidiaries, back office operations, training, tenant rental and storage. The total square footage for these facilities is approximately 157,000 square feet, which are located in Cayuga, Cortland, Erie, Niagara and Oneida counties.

         Giving effect to the merger of Cortland Savings and Cayuga Bank into First Niagara Bank, as of June 30, 2002 First Niagara Bank conducted business through 38 full-service banking centers, two loan production offices and 68 ATM locations. Of the 38 banking centers, 12 are located in Erie county, five each in Cayuga, Niagara and Oneida counties, four in Monroe county, three in Cortland county, two in Orleans county and one each in Genesee and Oswego counties. Additionally, 22 of the branches are owned and 16 are leased. In May 2002, Cortland Savings Bank announced its intention to open its first banking center in Tompkins County, which we expect to open in the fourth quarter of 2002. In July 2002, First Niagara Bank opened a banking center in Erie County, while in October 2002, Cayuga Bank completed a transaction to sell its only banking center in Oswego County. The loan production offices are leased and located in Monroe and Tompkins counties.

         At June 30, 2002, First Niagara Financial Group's premises and equipment had an aggregate net book value of approximately $40.6 million. All of these properties are generally in good condition and are appropriate for their intended use.

Legal Proceedings

         We are involved periodically in various claims and lawsuits that arise in connection with our financial services business. We believe that these routine legal proceedings, in the aggregate, are not material to our financial condition and results of operations.

                    THE CONVERSION AND RELATED STOCK OFFERING
                     BY FIRST NIAGARA FINANCIAL GROUP, INC.

         The Boards of Directors of First Niagara Financial Group and First Niagara Financial Group, MHC have approved the plan of conversion and reorganization. The plan of conversion and reorganization must also be approved by the members of First Niagara Financial Group, MHC (depositors of First Niagara Bank) and the stockholders of First Niagara Financial Group. A special meeting of members and a special meeting of stockholders have been called for this purpose. The Office of Thrift Supervision also has conditionally approved the plan of conversion and reorganization; however, such approval does not constitute a recommendation or endorsement of the plan of conversion and reorganization by that agency.

General

         The respective Boards of Directors of First Niagara Financial Group, MHC and First Niagara Financial Group adopted the plan of conversion and reorganization on July 21, 2002. Pursuant to the plan of conversion and reorganization, our organization will convert from the mutual holding company form of organization to the fully stock form. First Niagara Financial Group, MHC, the mutual holding company parent of First Niagara Financial Group, will be merged into First Niagara Bank, and First Niagara Financial Group, MHC will no longer exist. Pursuant to the plan of conversion and reorganization, First Niagara Financial Group, which owns 100% of First Niagara Bank, will be succeeded by a new Delaware corporation with the same name. As part of the conversion, the ownership interest of First Niagara Financial Group, MHC, will be offered for sale in the stock offering. When the conversion is completed, all of the capital stock of First Niagara Bank will be owned by First Niagara Financial Group and all of the common stock of First Niagara Financial Group will be owned by public stockholders.

         Under the plan of conversion and reorganization, at the conclusion of the conversion and offering, each share of First Niagara Financial Group common stock owned by persons other than First Niagara Financial Group, MHC will be converted automatically into the right to receive new shares of First Niagara Financial Group common stock determined pursuant to an exchange ratio. The exchange ratio will ensure that immediately after the exchange of existing shares of First Niagara Financial Group for new shares, the public stockholders of First Niagara Financial Group common stock will own the same aggregate percentage of new First Niagara Financial Group common stock that they owned immediately prior to the conversion, excluding any shares they purchased in the offering.

         We intend to retain 50% of the net proceeds of the offering and to contribute the balance of the net proceeds to First Niagara Bank. The conversion will be effected only upon completion of the issuance of at least the minimum number of shares of our common stock to be offered pursuant to the plan of conversion and reorganization, which may include shares of common stock of First Niagara used in connection with the acquisition of Finger Lakes Bancorp.

         The plan of conversion and reorganization provides that we will offer shares of common stock for sale in the subscription offering to eligible account holders, our tax-qualified employee benefit plans, including the employee stock ownership plan and 401(k) plan, supplemental eligible account holders and other members. Subject to the prior rights of these holders of subscription rights, we will offer common stock for sale in a community offering to members of the general public, with a preference given in the following order:

         (1) First Niagara Financial Group public stockholders as of ____________, 2002; and

         (2) Natural persons residing in the New York counties of Erie, Cayuga, Cortland, Genesee, Monroe, Niagara, Oneida, Ontario, Orleans, Seneca and Tompkins.

         We have the right to accept or reject, in whole or in part, any orders to purchase shares of the common stock received in the community offering. The community offering may begin at the same time as the subscription offering and must be completed within 45 days after the completion of the subscription offering unless otherwise extended by the Office of Thrift Supervision. See "--Community Offering."

         We determined the number of shares of common stock to be offered in the offering based upon an independent appraisal of the estimated pro forma market value of First Niagara Financial Group. All shares of common stock to be sold in the offering will be sold at $10.00 per share. The independent valuation will be updated and the final number of the shares to be issued in the offering will be determined at the completion of the offering. See "--Stock Pricing and Number of Shares to be Issued" for more information as to the determination of the estimated pro forma market value of the common stock.

         The following is a brief summary of the conversion and is qualified in its entirety by reference to the provisions of the plan of conversion and reorganization. A copy of the plan of conversion and reorganization is available for inspection at each banking center of First Niagara Bank and at the Northeast Regional and the Washington, D.C. offices of the Office of Thrift Supervision. The plan of conversion and reorganization is also filed as an exhibit to the application to convert from mutual to stock form of which this prospectus is a part, copies of which may be obtained from the Office of Thrift Supervision. See "Additional Information."

Reasons for the Conversion

         The primary reasons for the conversion are to facilitate acquisitions of other financial institutions and financial services companies as opportunities arise, to support internal growth through lending in communities we serve, to support the development of new products and services, to improve our overall competitive position and to enhance stockholder returns through higher earnings and capital management strategies.

         As a fully converted stock holding company, we will have greater flexibility in structuring mergers and acquisitions, including the form of consideration paid in a transaction. In our current mutual holding company structure, our ability to offer our common stock as consideration for a merger or acquisition has been limited. Potential sellers often want stock for at least part of the purchase price. Our new stock holding company structure will enhance our ability to compete with other bidders when acquisition opportunities arise by enabling us to offer stock or cash consideration, or a combination thereof. Except for the agreement to acquire Finger Lakes Bancorp, we do not have any agreement or understanding as to any specific acquisition.

Approvals Required

         The affirmative vote of a majority of the total eligible votes of the members of First Niagara Financial Group, MHC at the special meeting of members is required to approve the plan of conversion and reorganization. By their approval of the plan of conversion and reorganization, the members of First Niagara Financial Group, MHC will also be deemed to approve the merger of First Niagara Financial Group, MHC into First Niagara Bank. The affirmative vote of the holders of at least two-thirds of the outstanding shares of common stock of First Niagara Financial Group and a majority of the votes cast by the public stockholders of First Niagara Financial Group common stock also are required to approve the plan of conversion and reorganization. The plan of conversion and reorganization also must be approved by the Office of Thrift Supervision, which has given its conditional approval.

Share Exchange Ratio

         Office of Thrift Supervision regulations provide that in a conversion of a mutual holding company to fully stock form, the public stockholders will be entitled to exchange their shares for common stock of the converted holding company, provided that the mutual holding company demonstrates to the satisfaction of the Office of Thrift Supervision that the basis for the exchange is fair and reasonable. The Board of Directors of First Niagara Financial Group has determined that each publicly held share of First Niagara Financial Group common stock will, on the effective date of the conversion, be converted automatically into and become the right to receive a number of new shares of First Niagara Financial Group common stock. The number of new shares of common stock will be determined pursuant to the exchange ratio which ensures that the public stockholders of First Niagara Financial Group common stock will own the same percentage of new common stock in First Niagara Financial Group after the conversion as they held in First Niagara Financial Group immediately prior to the conversion, exclusive of their purchase of additional shares in the offering, and the receipt of cash in lieu of fractional shares. At June 30, 2002, there were 25,978,553 shares of First Niagara Financial Group common stock outstanding (net of treasury stock), and 10,128,903 shares were publicly held. The exchange ratio is not dependent on the market value of First Niagara Financial Group common stock. It is calculated based on the percentage of First Niagara Financial Group common stock held by the public, the independent appraisal of First Niagara Financial Group prepared by RP Financial, LC and the number of shares sold in the offering. The exchange ratio is expected to range from approximately 2.0647 exchange shares for each publicly held share of First Niagara Financial Group at the minimum of the offering range to 3.2125 exchange shares for each publicly held share of First Niagara Financial Group at the adjusted maximum of the offering range.

         If you are now a stockholder of First Niagara Financial Group, your existing shares will be cancelled and exchanged for new shares of First Niagara Financial Group. The number of shares you receive will be based on the final exchange ratio determined as of the closing of the conversion. The actual number of shares you receive will depend upon the number of shares we issue in the offering, which in turn will depend upon the final appraised value of First Niagara Financial Group. The following table shows how the exchange ratio will adjust, based on the number of shares issued in the offering. The table also shows how many shares an owner of First Niagara Financial Group common stock would receive in the exchange, adjusted for the number of shares sold in the offering.

                                                     New Shares to be
                           New Shares to be       Exchanged for Existing     Total Shares of
                            Issued in This       Shares of First Niagara     Common Stock to                New Shares to
                               Offering              Financial Group          be Issued in                 be Received for
                         ---------------------   -----------------------     Conversion and    Exchange     100 Existing
                           Amount     Percent      Amount       Percent       Offering (1)       Ratio          Shares
                         ----------  ---------   ----------   ----------     ---------------   ---------    --------------
Minimum ................ 32,725,000    61.01     20,913,291      38.99         53,638,291       2.06471          206
Midpoint ............... 38,500,000    61.01     24,603,872      38.99         63,103,872       2.42908          243
Maximum ................ 44,275,000    61.01     28,294,453      38.99         72,569,453       2.79344          279
 15% above Maximum ..... 50,916,250    61.01     32,538,621      38.99         83,454,871       3.21245          321

-----------------------
     (1) If we do not receive orders for at least 32,725,000 shares of common stock, then we may issue up to 3,317,900 shares to Finger Lakes Bancorp stockholders, as merger consideration. If 3,317,900 offering shares are so issued, the minimum number of shares that must be sold in the offering is 29,407,100. If none of the offering shares are so issued, then the 3,317,900 shares of common stock to be issued to Finger Lakes Bancorp stockholders will be in addition to the total shares issued in the conversion and offering.

         Outstanding options to purchase shares of First Niagara Financial Group common stock also will be converted into and become options to purchase new shares of First Niagara Financial Group common stock. The number of shares of common stock to be received upon exercise of these options will be determined pursuant to the exchange ratio. The aggregate exercise price, duration and vesting schedule of these options will not be affected. At June 30, 2002, there were 1,234,875 outstanding options to purchase First Niagara Financial Group common stock, 557,295 of which were vested.

Stock Pricing and Number of Shares to be Issued

         The plan of conversion and reorganization and federal regulations require that the aggregate purchase price of the common stock sold in the offering must be based on the appraised pro forma market value of the common stock, as determined by an independent valuation. First Niagara Bank and First Niagara Financial Group have retained RP Financial, LC to make this valuation. For its services in preparing the initial valuation, RP Financial, LC will receive a fee of $110,000. This amount does not include a fee of $20,000 to be paid to RP Financial, LC for assistance in the preparation of a business plan. First Niagara Bank and First Niagara Financial Group have agreed to indemnify RP Financial, LC and its employees and affiliates against specified losses, including any losses in connection with claims under the federal securities laws, arising out of its services as appraiser, except where such liability results from its negligence or bad faith.

         The appraisal considered the pro forma impact of the offering. Consistent with the Office of Thrift Supervision appraisal guidelines, the appraisal applied three primary methodologies: the pro forma price-to-book value approach applied to both reported book value and tangible book value; the pro forma price-to-earnings approach applied to reported and core earnings; and the pro forma price-to-assets approach. The market value ratios applied in the three methodologies were based upon the current market valuations of the peer group companies, subject to valuation adjustments applied by RP Financial, LC to account for differences between First Niagara Financial Group and the peer group. RP Financial, LC placed the greatest emphasis on the price-to-earnings and price-to-book approaches in estimating pro forma market value.

         The following table presents a summary of selected pricing ratios for the peer group companies and the pricing ratios for First Niagara Financial Group. Compared to the average pricing of the peer group, First Niagara Financial Group's pro forma pricing ratios at the maximum of the offering range indicated a premium of 13.2% on a price-to-earnings basis and a discount of 31.8% on a price-to-tangible book basis. The estimated appraised value and the resulting premium/discount took into consideration the potential financial impact of the conversion.

                                                          Pro forma                  Pro forma
                                                 price-to-earnings multiple  price-to-book value ratio
                                                 --------------------------  -------------------------
  First Niagara Financial Group
   Maximum ...................................             20.55x                     105.99%
   Minimum ...................................             16.26                       92.37

  Valuation of peer group companies as
   of September 6, 2002
   Averages ..................................             18.16x                     153.42%
   Medians ...................................             18.22                      164.21

         The independent valuation was prepared by RP Financial, LC in reliance upon the information contained in this prospectus, including the consolidated financial statements. RP Financial, LC also considered the following factors, among others:

         . the present and projected operating results and financial condition of First Niagara Financial Group;

         . the economic and demographic conditions in First Niagara Financial Group's existing market area;

         . certain historical, financial and other information relating to First Niagara Financial Group;

         . a comparative evaluation of the operating and financial characteristics of First Niagara Financial Group with those of other similarly situated publicly traded savings institutions located in New York and other regions of the United States;

         .     the aggregate size of the offering of the common stock;

         . the impact of the conversion on First Niagara Financial Group's stockholders' equity and earnings potential;

         .     the proposed dividend policy of First Niagara Financial Group;
               and

         . the trading market for securities of comparable institutions and general conditions in the market for such securities.

         Included in RP Financial's report were certain assumptions as to the pro forma earnings of First Niagara Financial Group after the conversion that were utilized in determining the appraised value. These assumptions included estimated expenses, an assumed after-tax rate of return on the net offering and purchases in the open market of 4% of the common stock issued in the offering by the recognition and retention plan at the $10.00 purchase price. See "Pro Forma Conversion Data" for additional information concerning theses assumptions. The use of different assumptions may yield different results.

         The independent valuation states that as of August 30, 2002, the estimated pro forma market value, or valuation range, of First Niagara Financial Group ranged from a minimum of $536,382,910 to a maximum of $725,694,530 with a midpoint of $631,038,720. The Board of Directors decided to offer the shares for a price of $10.00 per share. The aggregate offering price of the shares will be equal to the valuation range multiplied by the percentage of First Niagara Financial Group common stock owned by

First Niagara Financial Group, MHC. The number of shares offered will be equal to the aggregate offering price of the shares divided by the price per share. Based on the valuation range, the percentage of First Niagara Financial Group common stock owned by First Niagara Financial Group, MHC and the $10.00 price per share, the minimum of the offering range will be 32,725,000 shares, the midpoint of the offering range will be 38,500,000 shares and the maximum of the offering range will be 44,275,000 shares.

         The Board of Directors reviewed the independent valuation and, in particular, considered the following:

         . First Niagara Financial Group's financial condition and results of operations;

         . comparison of financial performance ratios of First Niagara Financial Group to those of other financial institutions of similar size;

         . stock market conditions generally and in particular for financial institutions; and

         . the historical trading price of the publicly held shares of First Niagara Financial Group common stock.

         All of these factors are set forth in the independent valuation. The Board of Directors also reviewed the methodology and the assumptions used by RP Financial, LC in preparing the independent valuation and the Board believes that such assumptions were reasonable. The offering range may be amended with the approval of the Office of Thrift Supervision, if required, as a result of subsequent developments in the financial condition of First Niagara Financial Group or First Niagara Bank or market conditions generally. In the event the independent valuation is updated to amend the pro forma market value of First Niagara Financial Group to less than $536,382,910 or more than $834,548,710, the appraisal will be filed with the Securities and Exchange Commission by post-effective amendment.

         The independent valuation is not intended, and must not be construed, as a recommendation of any kind as to the advisability of purchasing our common stock. RP Financial, LC did not independently verify our consolidated financial statements and other information that we provided to them, nor did RP Financial, LC independently value our assets or liabilities. The independent valuation considers First Niagara Bank as a going concern and should not be considered as an indication of the liquidation value of First Niagara Bank. Moreover, because the valuation is necessarily based upon estimates and projections of a number of matters, all of which may change from time to time, no assurance can be given that persons purchasing our common stock in the offering will thereafter be able to sell their shares at prices at or above the $10.00 price.

         Following commencement of the subscription offering, the maximum of the valuation range may be increased by up to 15% to up to $834,548,710, which will result in a corresponding increase of up to 15% in the maximum of the offering range to up to 50,916,250 shares, to reflect changes in the market and financial conditions, demand for the shares or regulating considerations without resoliciting subscribers. We will not decrease the minimum of the valuation range and the minimum of the offering range without a resolicitation of subscribers. The subscription price of $10.00 per share will remain fixed. See "--Limitations on Common Stock Purchases" as to the method of distribution and allocation of additional shares that may be issued in the event of an increase in the offering range to fill unfilled orders in the offering.

         If the update to the independent valuation at the conclusion of the offering results in an increase in the maximum of the valuation range to more than $834,548,710 and a corresponding increase in the offering range to more than 50,916,250 shares, or a decrease in the minimum of the valuation range to less than $536,382,910 and a corresponding decrease in the offering range to fewer than 32,725,000 shares, then, after consulting with the Office of Thrift Supervision, we may terminate the plan of conversion and reorganization, cancel withdrawal authorizations and return by check all funds received promptly with interest at First Niagara Bank's passbook savings rate of interest. Alternatively, we may hold a new offering, establish a new offering range, extend the offering period and commence a resolicitation of subscribers or take other actions as permitted by the Office of Thrift Supervision in order to complete the conversion. In the event that a resolicitation is commenced, unless we receive an affirmative response within a reasonable period of time, we will return all funds received promptly to investors as described above. Any resolicitation following the conclusion of the subscription and community offerings would not exceed 45 days unless further extended by the Office of Thrift Supervision for periods of up to 90 days.

         An increase in the number of shares to be issued in the offering would decrease both a subscriber's ownership interest and First Niagara Financial Group's pro forma earnings and stockholders' equity on a per share basis while increasing pro forma earnings and stockholders' equity on an aggregate basis. A decrease in the number of shares to be issued in the offering would increase both a subscriber's ownership interest and First Niagara Financial Group's pro forma earnings and stockholders' equity on a per share basis, while decreasing pro forma earnings and stockholders' equity on an aggregate basis. For a presentation of the effects of these changes, see "Pro Forma Conversion Data."

         Copies of the appraisal report of RP Financial, LC and the detailed memorandum of the appraiser setting forth the method and assumptions for the appraisal are available for inspection at the main office of First Niagara Bank and as specified under "Additional Information."

Pro Forma Conversion Data

         The following table summarizes historical data of First Niagara Financial Group and pro forma data of First Niagara Financial Group at or for the six months ended June 30, 2002 and the year ended December 31, 2001, based on assumptions set forth below and in the table, and should not be used as a basis for projections of market value of the shares of common stock following the conversion and offering. No effect has been given in the table to the acquisition of Finger Lakes Bancorp, the possible issuance of additional shares of common stock pursuant to the current outstanding stock option plan or for the possible issuance of additional shares of common stock pursuant to any stock option plan or stock recognition and retention plan that may be adopted by our stockholders no earlier than six months after the conversion. Moreover, pro forma stockholders' equity per share does not give effect to the liquidation account to be established in the conversion or, in the event of a liquidation of First Niagara Bank, to the recoverability of intangibles or the tax effect of the recapture of the bad debt reserve. See "The Conversion--Liquidation Rights."

         The net proceeds in the tables are based upon the following assumptions:

         (1) all shares of common stock will be sold in the subscription and community offerings;

         (2) 107,250 shares of common stock will be purchased by our executive officers and directors, and their associates;

         (3) our employee stock ownership plan will purchase 5% of the shares of common stock sold in the offering with a loan from First Niagara Financial Group. The loan will be repaid in substantially equal principal payments over a period of thirty years;

         (4) Ryan, Beck & Co., LLC will receive a fee equal to $50,000 plus 1.0% of the dollar amount of common stock sold in the subscription and community offerings up to $454.1 million, and 0.90% of the dollar amount of shares sold in the subscription and community offerings in excess of that amount. No fee will be paid with respect to shares of common stock purchased by our qualified and non-qualified employee benefit plans and by our officers, directors and employees, and their immediate families; and

         (5) total expenses of the offering, including the marketing fees to be paid to Ryan, Beck & Co., LLC, will be between $5.3 million at the minimum of the offering range and $7.0 million at the maximum of the offering range, as adjusted.

         Pro forma consolidated net earnings of First Niagara Financial Group for the six months ended June 30, 2002 and the year ended December 31, 2001 has been calculated as if the estimated net proceeds received by First Niagara Financial Group and First Niagara Bank had been invested at an assumed interest rate of 4.8% (2.9% on an after-tax basis) for the six months ended June 30, 2002 and 5.85% (3.5% on an after-tax basis) for the year ended December 31, 2001. The reinvestment rate was calculated based on the arithmetic average of First Niagara Financial Group's average yield on interest-earning assets and average rate paid on interest-bearing deposits for the six months ended June 30, 2002 and the year ended December 31, 2001. The effect of withdrawals from deposit accounts for the purchase shares of common stock has not been reflected. Historical and pro forma per share amounts have been calculated by dividing historical and pro forma amounts by the indicated number of shares of common stock. No effect has been given in the pro forma stockholders' equity calculations for the assumed earnings on the net proceeds. It is assumed that First Niagara Financial Group will retain 50% of the estimated net conversion proceeds. The actual net proceeds from the sale of common stock will not be determined until the conversion is completed. However, we currently estimate the net proceeds to be between $321,910,000 and $436,312,000, or $502,123,000 if the
offering range is increased by 15%. It is assumed that all shares of common stock will be sold in the subscription offering and community offering.

         The following pro forma information may not be representative of the financial effects of the foregoing transactions at the dates on which such transactions actually occur, and should not be taken as indicative of future results of operations. Pro forma consolidated stockholders' equity represents the difference between the stated amounts of assets and liabilities of First Niagara Financial Group. The pro forma stockholders' equity is not intended to represent the fair market value of the common stock.

                                                                    At or For the Six Months Ended June 30, 2002
                                                                     Based upon the Sale at $10.00 Per Share of
                                                        ----------------------------------------------------------------
                                                                                                            50,916,250
                                                                                                              Shares
                                                          32,725,000      38,500,000       44,275,000        15% Above
                                                        Shares Minimum  Shares Midpoint  Shares Maximum     Maximum of
                                                         of Offering     of Offering      of Offering     Offering Range
                                                           Range(1)          Range            Range             (2)
                                                        --------------  ---------------  --------------   --------------
                                                                  (Dollars in thousands, Except Per Share Amounts)
Gross proceeds .......................................  $    327,250     $    385,000     $    442,750     $    509,163
Expenses .............................................         5,340            5,889            6,438            7,040
                                                        ------------     ------------     ------------     ------------
   Estimated net proceeds ............................       321,910          379,111          436,312          502,123
Common stock acquired by employee stock
  ownership plan (8) .................................       (16,363)         (19,250)         (22,138)         (25,458)
Common stock acquired by recognition and
  retention plan (3) .................................       (13,090)         (15,400)         (17,710)         (20,367)
Assets received from the MHC .........................        15,911           15,911           15,911           15,911
                                                        ------------     ------------     ------------     ------------
   Estimated net proceeds, as adjusted ...............  $    308,368     $    360,372     $    412,375     $    472,209
                                                        ============     ============     ============     ============

For the six months ended June 30, 2002
--------------------------------------
Consolidated net earnings:
   Historical ........................................  $     14,457     $     14,457     $     14,457     $     14,457
Pro forma adjustments:
   Income on adjusted net proceeds ...................         4,441            5,189            5,938            6,800
   Employee stock ownership plan (8) .................          (164)            (193)            (221)            (255)
   Recognition and retention plan (3) ................          (785)            (924)          (1,063)          (1,222)
                                                        ------------     ------------     ------------     ------------
     Pro forma net earnings ..........................  $     17,949     $     18,529     $     19,111     $     19,780
                                                        ============     ============     ============     ============

Earnings per share (4):
   Historical ........................................  $       0.29     $       0.25     $       0.21     $       0.19
Pro forma adjustments:
   Income on adjusted net proceeds ...................          0.09             0.09             0.09             0.09
   Employee stock ownership plan (8) .................            --               --               --               --
   Recognition and retention plan (3) ................         (0.02)           (0.02)           (0.02)           (0.02)
                                                        -------------    -------------    -------------    -------------
     Pro forma earnings per share (4) (5) ............  $       0.36     $       0.32     $       0.28     $       0.26
                                                        =============    =============    =============    =============

Offering price to pro forma net earnings per share ...         13.89x           15.63x           17.86x           19.23x

Number of shares used in earnings per share
 calculations ........................................    49,705,366       58,476,901       67,248,437       75,335,703

At June 30, 2002
----------------
Stockholders' equity:
   Historical ........................................  $    272,303     $    272,303     $    272,303     $    272,303
   MHC capital consolidation .........................        15,911           15,911           15,911           15,911
   Estimated net proceeds ............................       321,910          379,111          436,312          502,123
   Common stock acquired by employee stock
    ownership plan (8) ...............................       (16,363)         (19,250)         (22,138)         (25,458)
   Common stock acquired by recognition and
    retention plan (3) ...............................       (13,090)         (15,400)         (17,710)         (20,367)
                                                        ------------     ------------     ------------     ------------
       Pro forma stockholders' equity (6) ............       580,671          632,675          684,678          744,512
   Intangible assets (9) .............................        80,776           80,776           80,776           80,776
                                                        ------------     ------------     ------------     ------------
       Pro forma tangible stockholders' equity .......  $    499,895     $    551,899     $    603,902     $    663,736
                                                        ============     ============     ============     ============

Stockholders' equity per share (7):

   Historical ........................................  $       5.08     $       4.32     $       3.75     $       3.26
   MHC capital consolidation .........................          0.30             0.25             0.22             0.19
   Estimated net proceeds ............................          6.00             6.01             6.01             6.02
   Common stock acquired by employee stock
    ownership plan (8) ...............................         (0.31)           (0.31)           (0.31)           (0.31)
   Common stock acquired by recognition and
    retention plan (3) ...............................         (0.24)           (0.24)           (0.24)           (0.24)
                                                        ------------     ------------     ------------     ------------
       Pro forma stockholders' equity per share
        (6) (7) ......................................  $      10.83     $      10.03     $       9.43     $       8.92
                                                        ============     ============     ============     ============

       Pro forma tangible stockholders' equity
        per share ....................................  $       9.32     $       8.75     $       8.32     $       7.95
                                                        ============     ============     ============     ============

Offering price as percentage of pro forma
   stockholders' equity per share ....................         92.34%           99.70%          106.04%          112.11%
Offering price as percentage of pro forma
   tangible stockholders' equity per share ...........        107.30%          114.29%          120.19%          125.79%

Number of shares used in book value per share
 calculations ........................................    53,638,291       63,103,872       72,569,453       83,454,871

                                                        (footnotes on next page)

--------------------
(1) If First Niagara Financial Group does not receive orders for at least 32,725,000 shares in the subscription and community offerings, then, in First Niagara Financial Group's discretion in order to issue the minimum number of shares necessary to complete the conversion and stock offering, up to 3,317,900 shares of the unsubscribed shares may be applied to the acquisition by merger of Finger Lakes Bancorp. If 3,317,900 unsubscribed shares are so applied, then estimated proceeds would be $294,071,000, pro forma net earnings per share would be $0.38 and the offering price to pro forma net earnings per share would be 13.16x, pro forma stockholders' equity and tangible stockholders' equity per share would be $10.89 and $9.28, respectively, and offering price as a percentage of pro forma stockholders' equity per share and offering price as a percentage of pro forma tangible stockholders' equity per share would be 91.83% and 107.76%, respectively.

(2) As adjusted to give effect to an increase in the number of shares which could occur due to a 15% increase in the offering range to reflect demand for the shares, changes in market and financial conditions following the commencement of the offering, or regulatory considerations.

(3) If approved by First Niagara Financial Group's stockholders, the stock recognition and retention plan intends to purchase an aggregate number of shares of common stock equal to 4% of the shares to be sold in the offering. Stockholder approval of the stock recognition and retention plan and purchases by the plan may not occur earlier than six months after the completion of the conversion. The shares may be acquired directly from First Niagara Financial Group or through open market purchases. The funds to be used by the stock recognition and retention plan to purchase the shares will be provided by First Niagara Financial Group. The table assumes that (i) the stock recognition and retention plan acquires the shares through open market purchases at $10.00 per share, (ii) 20% of the amount contributed to the stock recognition and retention plan is amortized as an expense during the six months ended June 30, 2002 and (iii) the stock recognition and retention plan expense reflects an effective combined federal and state tax rate of 40.0%. Assuming stockholder approval of the plan and that the plan shares are awarded through the use of authorized but unissued shares of common stock, stockholders would have their voting interests diluted by approximately 2.38%.

(4) Per share figures include publicly held shares of First Niagara Financial Group common stock that will be exchanged for new shares of First Niagara Financial Group common stock in the conversion. See "The Conversion -- Share Exchange Ratio." Net income per share computations are determined by taking the number of shares assumed to be sold in the offering and the number of new shares assumed to be issued in exchange for publicly held shares and, in accordance with Statement of Position 93-6, subtracting the recognition and retention plan shares and the employee stock ownership plan shares which have not been committed for release during the respective periods. See notes 3 and 8. The number of shares of common stock actually sold and the corresponding number of exchange shares may be more or less than the assumed amounts.

(5) No effect has been given to the issuance of additional shares of common stock pursuant to the stock option plan, which is expected to be adopted by First Niagara Financial Group following the offering and presented to stockholders for approval not earlier than six months after the completion of the conversion. If the stock option plan is approved by stockholders, a number of shares equal to 10% of the shares sold in the offering will be reserved for future issuance upon the exercise of options to be granted under the stock option plan. The issuance of authorized but previously unissued shares of common stock pursuant to the exercise of options under such plan would dilute existing stockholders' interests by approximately 5.75%.

(6) The retained earnings of First Niagara Bank will be substantially restricted after the conversion. See "Our Dividend Policy," "The Conversion--Liquidation Rights" and "Supervision and Regulation--Federal Banking Regulation--Capital Distributions."

(7) Per share figures include publicly held shares of First Niagara Financial Group common stock that will be exchanged for new shares of First Niagara Financial Group common stock in the conversion. Stockholders' equity per share calculations are based upon the sum of (i) the number of subscription shares assumed to be sold in the offering and (ii) new shares to be issued in exchange for publicly held shares at the minimum, midpoint, maximum and adjusted maximum of the offering range, respectively. The exchange shares reflect an exchange ratio of 2.0647143, 2.4290757, 2.7934371 and 3.2124526, respectively, at the minimum, midpoint, maximum and adjusted maximum of the offering range, respectively. The number of subscription shares actually sold and the corresponding number of exchange shares may be more or less than the assumed amounts.

(8) Assumes that 5% of shares of common stock sold in the offering will be purchased by the employee stock ownership plan. For purposes of this table, the funds used to acquire these shares are assumed to have been borrowed by the employee stock ownership plan from the net proceeds of the offering retained by First Niagara Financial Group. First Niagara Bank intends to make annual contributions to the employee stock ownership plan in an amount at least equal to the principal of the debt. First Niagara Bank's total annual payments on the employee benefit plans debt are based upon 30 equal annual installments of principal and interest. Statement of Position 93-6 requires that an employer record compensation expense in an amount equal to the fair value of the shares committed to be released to employees. The pro forma adjustments assume that the employee stock ownership plan shares are allocated in equal annual installments based on the number of loan repayment installments assumed to be paid by First Niagara Bank, the fair value of the common stock remains that the subscription price and the employee benefit plans expense reflects an effective combined federal and state tax rate of 40.0%. The unallocated employee benefit plans shares are reflected as a reduction of stockholders' equity. No reinvestment is assumed on proceeds contributed to fund the employee stock ownership plan. The pro forma net income further assumes (i) that 74,576, 87,736, 100,896 and 116,031 shares were committed to be released during the period at the minimum, mid-point, maximum, and adjusted maximum of the offering range, respectively, and (ii) in accordance with Statement of Position 93-6, only the employee benefit plans shares committed to be released during the period were considered outstanding for purposes of net income per share calculations.

(9) Intangible assets represents the outstanding balance of goodwill ($74.101 million) and customer lists ($6.675 million) as of June 30, 2002.

                                                                              At or For the Year Ended December 31, 2001
                                                                              Based upon the Sale at $10.00 Per Share of
                                                                 ------------------------------------------------------------------
                                                                                                                       50,916,250
                                                                                                                         Shares
                                                                   32,725,000        38,500,000       44,275,000        15% Above
                                                                 Shares Minimum        Shares           Shares          Maximum of
                                                                   of Offering       Midpoint of      Maximum of      Offering Range
                                                                    Range (1)       Offering Range   Offering Range        (2)
                                                                 ---------------   ---------------- ----------------  --------------
                                                                            (Dollars in thousands, Except Per Share Amounts)
 Gross proceeds ...............................................  $      327,250    $      385,000   $      442,750    $     509,163
 Expenses .....................................................           5,340             5,889            6,438            7,040
                                                                 --------------    --------------   --------------    -------------
    Estimated net proceeds ....................................         321,910           379,111          436,312          502,123
 Common stock acquired by employee stock
   ownership plan (8) .........................................         (16,363)          (19,250)         (22,138)         (25,458)
 Common stock acquired by recognition and retention plan (3) ..         (13,090)          (15,400)         (17,710)         (20,367)
 Assets received from the MHC .................................          15,911            15,911           15,911           15,911
                                                                 --------------    --------------   --------------    -------------
    Estimated net proceeds, as adjusted .......................  $      308,368    $      360,372   $      412,375    $     472,209
                                                                 ==============    ==============   ==============    =============

 For the year ended December 31, 2001
 ------------------------------------
 Consolidated net earnings:
    Historical ................................................  $       21,220    $       21,220   $       21,220    $      21,220
 Pro forma adjustments:
    Income on adjusted net proceeds ...........................          10,824            12,649           14,474           16,575
    Employee stock ownership plan (8) .........................            (327)             (385)            (443)            (509)
    Recognition and retention plan (3) ........................          (1,571)           (1,848)          (2,125)          (2,444)
                                                                 --------------    --------------   --------------    -------------
      Pro forma net earnings ..................................  $       30,146    $       31,636   $       33,126    $      34,842
                                                                 ==============    ==============   ==============    =============

 Earnings per share (4):
    Historical ................................................  $         0.43    $         0.36   $         0.32    $        0.28
 Pro forma adjustments:
    Income on adjusted net proceeds ...........................            0.22              0.22             0.21             0.21
    Employee stock ownership plan (8) .........................           (0.01)            (0.01)           (0.01)           (0.01)
    Recognition and retention plan (3) ........................           (0.03)            (0.03)           (0.03)           (0.03)
                                                                 ---------------   ---------------  ---------------   --------------
      Pro forma earnings per share (4)(5) .....................  $         0.61    $         0.54   $         0.49    $        0.45
                                                                 ===============   ===============  ===============   ==============

 Offering price to net earnings per share .....................           16.39x            18.52x           20.41x           22.22x
 Number of shares used in earnings per share calculations .....      49,474,548        58,205,351       66,936,154       76,976,576

 At December 31, 2001
 --------------------
 Stockholders' equity:
    Historical ................................................  $      260,617      $    260,617     $    260,617    $     260,617
    MHC capital consolidation .................................          15,911            15,911           15,911           15,911
    Estimated net proceeds ....................................         321,910           379,111          436,312          502,123
    Common stock acquired by employee stock ownership
     plan (8) .................................................         (16,363)          (19,250)         (22,138)         (25,458)
    Common stock acquired by recognition and retention
     plan (3) .................................................         (13,090)          (15,400)         (17,710)         (20,367)
                                                                 --------------      ------------     ------------    -------------
        Pro forma stockholders' equity (6) ....................         568,985           620,989          672,992          732,826
    Intangible assets (9) .....................................          81,010            81,010           81,010           81,010
                                                                 --------------      ------------     ------------    -------------
        Pro forma tangible stockholders' equity ...............  $      487,975      $    539,979     $    591,982    $     651,816
                                                                 ==============      ============     ============    =============

 Stockholders' equity per share (7):
    Historical ................................................  $         4.86      $       4.13     $       3.59    $        3.12
    MHC capital consolidation .................................            0.30              0.25             0.22             0.19
    Estimated net proceeds ....................................            6.00              6.01             6.01             6.02
    Common stock acquired by employee stock ownership
     plan (8) .................................................           (0.31)            (0.31)           (0.31)           (0.31)
    Common stock acquired by recognition and retention
     plan (3) .................................................           (0.24)            (0.24)           (0.24)           (0.24)
                                                                 --------------      -------------    -------------   --------------
        Pro forma stockholders' equity per share (6)(7) .......  $        10.61      $       9.84     $       9.27    $        8.78
                                                                 ==============      =============    =============   ==============

        Pro forma tangible stockholders' equity per share .....  $         9.10      $       8.56     $       8.16    $        7.81
                                                                 ==============      =============    =============   ==============

 Offering price as percentage of pro forma
    stockholders' equity per share ............................           94.25%           101.63%          107.87%          113.90%
 Offering price as percentage of pro forma
    tangible stockholders' equity per share ...................          109.89%           116.82%          122.55%          128.04%

 Number of shares used in book value per share
 calculations .................................................      53,638,291        63,103,872       72,569,453       83,454,871

                                                        (footnotes on next page)

------------------------
(1) If First Niagara Financial Group does not receive orders for at least 32,725,000 shares in the subscription and community offerings, then, in First Niagara Financial Group's discretion in order to issue the minimum number of shares necessary to complete the conversion and stock offering, up to 3,317,900 shares of the unsubscribed shares may be applied to the acquisition by merger of Finger Lakes Bancorp. If 3,317,900 unsubscribed shares are so applied, then estimated proceeds would be $294,071,000, pro forma net earnings and net earnings per share would be $0.63 and the offering price to pro forma net earnings per share would be 15.87x, pro forma stockholders' equity and tangible stockholders' equity per share would be $10.65 and $9.04, respectively, and offering price as a percentage of pro forma stockholders' equity per share and offering price as a percentage of pro forma tangible stockholders' equity per share would be 91.83% and 107.76% respectively.
(2) As adjusted to give effect to an increase in the number of shares which could occur due to a 15% increase in the offering range to reflect demand for the shares, changes in market and financial conditions following the commencement of the offering, or regulatory considerations.
(3) If approved by First Niagara Financial Group's stockholders, the stock recognition and retention plan intends to purchase an aggregate number of shares of common stock equal to 4% of the shares to be sold in the offering. Stockholder approval of the stock recognition and retention plan and purchases by the plan may not occur earlier than six months after the completion of the conversion. The shares may be acquired directly from First Niagara Financial Group or through open market purchases. The funds to be used by the stock recognition and retention plan to purchase the shares will be provided by First Niagara Financial Group. The table assumes that (i) the stock recognition and retention plan acquires the shares through open market purchases at $10.00 per share, (ii) 20% of the amount contributed to the stock recognition and retention plan is amortized as an expense during the year ended December 31, 2001 and (iii) the stock recognition and retention plan expense reflects an effective combined federal and state tax rate of 40.0%. Assuming stockholder approval of the plan and that the plan shares are awarded through the use of authorized but unissued shares of common stock, stockholders would have their voting interests diluted by approximately 2.38%.
(4) Per share figures include publicly held shares of First Niagara Financial Group common stock that will be exchanged for new shares of First Niagara Financial Group common stock in the conversion. See "The Conversion -- Share Exchange Ratio." Net income per share computations are determined by taking the number of shares assumed to be sold in the offering and the number of new shares assumed to be issued in exchange for publicly held shares and, in accordance with Statement of Position 93-6, subtracting the recognition and retention plan shares and the employee stock ownership plan shares which have not been committed for release during the respective periods. See notes 3 and 8. The number of shares of common stock actually sold and the corresponding number of exchange shares may be more or less than the assumed amounts.
(5) No effect has been given to the issuance of additional shares of common stock pursuant to the stock option plan, which is expected to be adopted by First Niagara Financial Group following the offering and presented to stockholders for approval not earlier than six months after the completion of the conversion. If the stock option plan is approved by stockholders, a number of shares equal to 10% of the shares sold in the offering will be reserved for future issuance upon the exercise of options to be granted under the stock option plan. The issuance of authorized but previously unissued shares of common stock pursuant to the exercise of options under such plan would dilute existing stockholders' interests by approximately 5.79%.
(6) The retained earnings of First Niagara Bank will be substantially restricted after the conversion. See "Our Dividend Policy," "The Conversion--Liquidation Rights" and "Supervision and Regulation--Federal Banking Regulation--Capital Distributions."
(7) Per share figures include publicly held shares of First Niagara Financial Group common stock that will be exchanged for new shares of First Niagara Financial Group common stock in the conversion. Stockholders' equity per share calculations are based upon the sum of (i) the number of subscription shares assumed to be sold in the offering and (ii) new shares to be issued in exchange for publicly held shares at the minimum, midpoint, maximum and adjusted maximum of the offering range, respectively. The exchange shares reflect an exchange ratio of 2.0647143, 2.4290757, 2.7934371 and 3.2124526, respectively, at the minimum, midpoint, maximum and adjusted maximum of the offering range, respectively. The number of subscription shares actually sold and the corresponding number of exchange shares may be more or less than the assumed amounts.
(8) Assumes that 5% of shares of common stock sold in the offering will be purchased by the employee stock ownership plan. For purposes of this table, the funds used to acquire these shares are assumed to have been borrowed by the employee stock ownership plan from the net proceeds of the offering retained by First Niagara Financial Group. First Niagara Bank intends to make annual contributions to the employee stock ownership plan in an amount at least equal to the principal of the debt. First Niagara Bank's total annual payments on the employee benefit plans debt are based upon 30 equal annual installments of principal and interest. Statement of Position 93-6 requires that an employer record compensation expense in an amount equal to the fair value of the shares committed to be released to employees. The pro forma adjustments assume that the employee benefit plans shares are allocated in equal annual installments based on the number of loan repayment installments assumed to be paid by First Niagara Bank, the fair value of the common stock remains that the subscription price and the employee benefit plans expense reflects an effective combined federal and state tax rate of 40.0%. The unallocated employee benefit plans shares are reflected as a reduction of stockholders' equity. No reinvestment is assumed on proceeds contributed to fund the employee benefit plans. The pro forma net income further assumes (i) that 171,302, 201,531, 231,761 and 266,525 shares were committed to be released during the twelve months ended December 31, 2001, at the minimum, mid-point, maximum, and adjusted maximum of the offering range, respectively, and (ii) in accordance with Statement of Position 93-6, only the employee benefit plans shares committed to be released during the period were considered outstanding for purposes of net income per share calculations.
(9) Intangible assets represent the outstanding balance of goodwill ($74.213 million) and customer lists ($6.797 million) as of December 31, 2001.

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Subscription Offering and Subscription Rights

         In accordance with the plan of conversion and reorganization, rights to subscribe for the purchase of shares of common stock in the subscription offering have been granted under the plan of conversion and reorganization in the following descending order of priority. For purposes of determining subscription rights, depositors of Cortland Savings and Cayuga Bank prior to the merger into First Niagara Bank will be treated as having a deposit account at First Niagara Bank at the dates such accounts were originally opened. The filling of all subscriptions that we receive will depend on the availability of common stock after satisfaction of all subscriptions of all persons having prior rights in the subscription offering and to the maximum, minimum and overall purchase limitations set forth in the plan of conversion and reorganization and as described below under "--Limitations on Common Stock Purchases."

         Priority 1: Eligible Account Holders. Each First Niagara Bank depositor with aggregate deposit account balances of $50 or more (a "Qualifying Deposit") on June 30, 2001 ("Eligible Account Holders") will receive, without payment therefor, nontransferable subscription rights to purchase up to 100,000 shares of common stock, subject to the overall purchase limitations. See "--Limitations on Common Stock Purchases." If there are not sufficient shares available to satisfy all subscriptions, shares will first be allocated so as to permit each subscribing Eligible Account Holder to purchase a number of shares sufficient to make his or her total allocation equal to the lesser of 100 shares or the number of shares for which he or she subscribed. Thereafter, unallocated shares will be allocated to each subscribing Eligible Account Holder whose subscription remains unfilled in the proportion that the amount of his or her Qualifying Deposit bears to the total amount of Qualifying Deposits of all subscribing Eligible Account Holders whose subscriptions remain unfilled. If an amount so allocated exceeds the amount subscribed for by any one or more Eligible Account Holders, the excess shall be reallocated among those Eligible Account Holders whose subscriptions are not fully satisfied until all available shares have been allocated.

         To ensure proper allocation of stock, each Eligible Account Holder must list on his or her stock order form all deposit accounts in which he or she has an ownership interest on June 30, 2001. Failure to list an account could result in fewer shares being allocated than if all accounts had been disclosed. The subscription rights of Eligible Account Holders who are also directors or officers of First Niagara Financial Group or their associates will be subordinated to the subscription rights of other Eligible Account Holders to the extent attributable to increased deposits in the twelve months preceding June 30, 2001.

         Priority 2: Tax-Qualified Plans. Our tax-qualified employee stock benefit plans, including our employee stock ownership plan and 401(k) plan, will receive, without payment therefor, nontransferable subscription rights to purchase in the aggregate up to 10% of the common stock sold in the offering (although we anticipate our employee stock ownership plan will purchase 5% of the common stock sold in the offering).

         Priority 3: Supplemental Eligible Account Holders. To the extent that there are sufficient shares remaining after satisfaction of subscriptions by Eligible Account Holders and our tax-qualified employee stock benefit plans, each First Niagara Bank depositor with a Qualifying Deposit on September 30, 2002 who is not an Eligible Account Holder ("Supplemental Eligible Account Holder") will receive, without payment therefor, nontransferable subscription rights to purchase up to 100,000 shares of common stock, subject to the overall purchase limitations. See "--Limitations on Common Stock Purchases." If there are not sufficient shares available to satisfy all subscriptions, shares will be allocated so as to permit each subscribing Supplemental Eligible Account Holder to purchase a number of shares sufficient to make his or her total allocation equal to the lesser of 100 shares or the number of shares for which he or she subscribed. Thereafter, unallocated shares will be allocated to each subscribing Supplemental Eligible

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Account Holder whose subscription remains unfilled in the proportion that the amount of his or her Qualifying Deposit bears to the total amount of Qualifying Deposits of all subscribing Supplemental Eligible Account Holders whose subscriptions remain unfilled.

         To ensure proper allocation of common stock, each Supplemental Eligible Account Holder must list on the stock order form all deposit accounts in which he or she has an ownership interest at June 30, 2001. Failure to list an account could result in fewer shares being allocated than if all accounts had been disclosed.

         Priority 4: Other Members. To the extent that there are shares remaining after satisfaction of subscriptions by Eligible Account Holders, our tax-qualified employee stock benefit plans, and Supplemental Eligible Account Holders, each member of First Niagara Financial Group, MHC (depositor of First Niagara Bank) on the voting record date of _________, 2002 who is not an Eligible Account Holder or Supplemental Eligible Account Holder ("Other Members") will receive, without payment therefor, nontransferable subscription rights to purchase up to 100,000 shares of common stock, subject to the overall purchase limitations. See "--Limitations on Common Stock Purchases." If there are not sufficient shares available to satisfy all subscriptions, available shares will be allocated on a pro rata basis based on the size of the order of each Other Member.

         Expiration Date for the Subscription Offering. The Subscription Offering will expire at 10:00 a.m., New York Time, on December __, 2002, unless extended by us for up to 45 days or such additional periods with the approval of the Office of Thrift Supervision, if necessary. We may decide to extend the expiration date of the subscription offering and/or the community offering for any reason, whether or not subscriptions have been received for shares at the minimum, midpoint or maximum of the offering range. Subscription rights which have not been exercised prior to the expiration date will become void.

         We will not execute orders until at least the minimum number of shares of common stock have been issued or allocated as merger consideration in the Finger Lakes Bancorp acquisition. If at least 32,725,000 shares have not been issued within 45 days after the expiration date, unless the period is extended with the consent of the Office of Thrift Supervision, all funds delivered to us pursuant to the offering will be returned promptly to the subscribers with interest and all withdrawal authorizations will be cancelled. If an extension beyond the 45-day period following the expiration date is granted, we will notify subscribers of the extension of time and of the rights of subscribers to modify or rescind their subscriptions. Extensions may not go beyond December __, 2004 which is two years after the special meeting of members of First Niagara Financial Group, MHC to approve the conversion.

Community Offering

         To the extent that shares remain available for purchase after satisfaction of all subscriptions of the Eligible Account Holders, our tax-qualified employee stock benefit plans, Supplemental Eligible Account Holders and Other Members, we may offer shares pursuant to the plan of conversion and reorganization to members of the general public in a community offering. Shares may be offered with the following preferences:

         (1) First Niagara Financial Group public stockholders as of ____________, 2002; and

         (2) Natural persons residing in the New York counties of Erie, Cayuga, Cortland, Genesee, Monroe, Niagara, Oneida, Ontario, Orleans, Seneca and Tompkins.

         Subscribers in the community offering may purchase up to 100,000 shares of common stock, subject to the overall purchase limitations. See "--Limitations on Common Stock Purchases." The minimum purchase is 25 shares. The opportunity to purchase shares of common stock in the community offering category is subject to our right, in our sole discretion, to accept or reject any

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such orders in whole or in part either at the time of receipt of an order or as soon as practicable following the expiration date of the offering.

         If we do not have sufficient shares available to fill the orders of public stockholders of First Niagara Financial Group as of __________, 2002, we will allocate the remaining available shares among those persons in a manner that permits each of them, to the extent possible, to purchase the lesser of 100 shares or the number of shares subscribed for by such person. Thereafter, unallocated shares will be allocated among public stockholders whose orders remain unsatisfied based on the size of the unfilled order of each public stockholder of First Niagara Financial Group relative to the size of the aggregate unfilled orders of other public stockholders. If oversubscription occurs due to the orders of natural persons residing in the New York counties of Erie, Cayuga, Cortland, Genesee, Monroe, Niagara, Oneida, Ontario, Orleans, Seneca and Tompkins, the allocation procedures described above will apply to the stock orders of such persons. If oversubscription occurs due to the orders of members of the general public, the allocation procedures described above will apply to the stock orders of such persons.

         The term "residing" or "resident" as used in this prospectus means any person who occupies a dwelling within the New York counties of Erie, Cayuga, Cortland, Genesee, Monroe, Niagara, Oneida, Ontario, Orleans, Seneca and Tompkins, has a present intent to remain within this community for a period of time, and manifests the genuineness of that intent by establishing an ongoing physical presence within the community, together with an indication that this presence within First Niagara Bank's community is something other than merely transitory in nature. We may utilize deposit or loan records or other evidence provided to us to decide whether a person is a resident. In all cases, however, the determination shall be in our sole discretion.

         If we do not receive orders for at least 32,725,000 shares in the offering, then at our discretion, in order to issue the minimum number of shares necessary to complete the offering, up to 3,317,900 of the unsubscribed shares may be applied to the acquisition by merger of Finger Lakes Bancorp.

         The community offering may begin with or during the subscription offering and is expected to terminate at the same time as the subscription offering, and must terminate no more than 45 days following the subscription offering. First Niagara Financial Group may decide to extend the community offering for any reason and is not required to give purchasers notice of any such extension unless such period extends beyond 45 days after the expiration date of the offering. If 32,725,000 shares have not been issued within 45 days after the expiration date, unless this period is further extended with the consent of the Office of Thrift Supervision, all funds delivered to us will be returned promptly to the purchasers with interest and all withdrawal authorizations will be cancelled. If an extension beyond the 45-day period following the expiration date is granted, we will notify purchasers of the extension of time and of the rights of purchasers to modify or rescind their orders. These extensions may not go beyond December __, 2004, which is two years after the special meeting of members of First Niagara Financial Group, MHC to approve the conversion.

         We have the right to reject any order submitted in the offering by a person who we believe is making false representations or who we otherwise believe, either alone or acting in concert with others, is violating, evading, circumventing, or intends to violate, evade or circumvent the terms and conditions of the plan of conversion and reorganization.

Syndicated Community Offering

         If feasible, our Board of Directors may decide to offer for sale all shares of common stock not subscribed for or purchased in the subscription and community offerings in a syndicated community offering, subject to such terms, conditions and procedures as we may determine, in a manner that will

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achieve the widest distribution of the common stock. However, we retain the right to accept or reject in whole or in part any orders in the syndicated community offering. In the syndicated community offering, any person may purchase up to 100,000 shares of common stock, subject to the overall maximum purchase limitations. Unless the syndicated community offering begins during the community offering, the syndicated community offering will begin as soon as possible after the completion of the subscription and community offerings.

If for any reason we cannot effect a syndicated community offering of shares not distributed in the subscription and community offerings, or in the event that there is an insignificant number of shares remaining after the subscription and community offerings or in the syndicated community offering, we will try to make other arrangements for the sale of unsubscribed shares, if possible. The Office of Thrift Supervision must approve any such arrangements.

Limitations on Common Stock Purchases

         The plan of conversion and reorganization includes the following limitations on the number of shares of common stock that may be purchased during the conversion:

         (1) No person may purchase fewer than 25 shares of common stock or more than 100,000 shares;

         (2) Our tax-qualified employee stock benefit plans, including our employee stock ownership plan and 401(k) plan, may purchase in the aggregate up to 10% of the shares issued in the offering, including shares issued in the event of an increase in the offering range of up to 15%.

         (3) Except for the employee benefit plans, as described above, no person or entity, together with associates or persons acting in concert with such person or entity, may purchase more than 250,000 shares in all categories of the offering combined;

         (4) Current stockholders of First Niagara Financial Group are subject to an ownership limitation. As previously described, current stockholders of First Niagara Financial Group will receive new shares of First Niagara Financial Group common stock in exchange for their existing shares of First Niagara Financial Group common stock. The number of shares that a stockholder may purchase in the offering, together with associates or persons acting in concert with such stockholder, when combined with the shares that the stockholder and his or her associates will receive in exchange for existing First Niagara Financial Group common stock, may not exceed 5% of the shares of common stock of First Niagara Financial Group to be issued in the conversion and offering; and

         (5) The maximum number of shares of common stock that may be purchased in all categories of the offering by officers and directors of First Niagara Bank and their associates, in the aggregate, when combined with new shares of common stock issued in exchange for existing shares, may not exceed 25% of the shares issued in the conversion and offering.

         Depending upon market or financial conditions, our Board of Directors, with the approval of the Office of Thrift Supervision and without further approval of members of First Niagara Financial Group, MHC, may decrease or increase the purchase and ownership limitations. If a purchase limitation is increased, subscribers in the subscription offering who ordered the maximum amount will be, and some other large subscribers who through their subscriptions evidence a desire to purchase the maximum allowable number of shares, in our sole discretion, may be given the opportunity to increase their subscriptions up to the then applicable limit. The effect of this type of resolicitation will be an increase in the number of shares owned by subscribers who choose to increase their subscriptions.

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         In the event of an increase in the total number of shares offered in the offering, due to an increase in the offering range of up to 15%, shares will be allocated in the following order of priority in accordance with the plan of conversion and reorganization:

          (1) to fill the employee benefit plans' subscription for up to 10% of the total number of shares sold in the offering;

          (2) in the event that there is an oversubscription at the Eligible Account Holder, Supplemental Eligible Account Holder or Other Member levels, to fill unfulfilled subscriptions of these subscribers according to their respective priorities; and

          (3) to fill unfulfilled subscriptions in the community offering, with preference given first to First Niagara Financial Group public stockholders as of November __, 2002, and then to natural persons residing in the New York counties of Erie, Cayuga, Cortland, Genesee, Monroe, Niagara, Oneida, Ontario, Orleans, Seneca and Tompkins.

         The term "associate" of a person means:

          (1) any corporation or organization, other than First Niagara Financial Group, First Niagara Bank or a majority-owned subsidiary of First Niagara Bank, of which the person is an officer, partner or 10% stockholder;

          (2) any trust or other estate in which the person has a substantial beneficial interest or serves as a director or in a similar fiduciary capacity; provided, however, it does not include any employee stock benefit plan in which the person has a substantial beneficial interest or serves as director or in a similar fiduciary capacity; and

          (3) any relative or spouse of the person, or any relative of the spouse, who either has the same home as the person or who is a director or officer of First Niagara Financial Group or First Niagara Bank.

         The term "acting in concert" means:

          (1) knowing participation in a joint activity or interdependent conscious parallel action towards a common goal whether or not pursuant to an express agreement; or

          (2) a combination or pooling of voting or other interests in the securities of an issuer for a common purpose pursuant to any contract, understanding, relationship, agreement or other arrangement, whether written or otherwise.

         A person or company which acts in concert with another person or company ("other party") shall also be deemed to be acting in concert with any person or company who is also acting in concert with that other party, except that any tax-qualified employee stock benefit plan will not be deemed to be acting in concert with its trustee or a person who serves in a similar capacity solely for the purpose of determining whether common stock held by the trustee and common stock held by the employee stock benefit plan will be aggregated.

         Our directors are not treated as associates of each other solely because of their membership on our Board of Directors. We have the right to determine whether prospective purchasers are associates or acting in concert. For a further discussion of limitations on purchases of our shares of common stock at

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the time of conversion and thereafter, see "--Certain Restrictions on Purchase or Transfer of Our Shares after Conversion" and "Restrictions on Acquisition of First Niagara Financial Group."

Plan of Distribution; Selling Agent Compensation

         Offering materials have been distributed by mail to those with subscription rights at the last known address on our records as November __, 2002. Subscription rights expire whether or not eligible subscribers can be located.

         To assist in the marketing of our common stock, we have retained Ryan, Beck & Co., LLC, which is a broker/dealer registered with the National Association of Securities Dealers, Inc. Ryan, Beck & Co., LLC will assist us in the offering by:

         (1) acting as our financial advisor for the conversion, providing administration services and managing the Stock Information Center;

         (2) targeting our sales efforts, including assisting in the preparation of marketing materials;

         (3)   soliciting orders for common stock; and

         (4)   assisting in soliciting proxies of our members.

         For these services, Ryan, Beck & Co., LLC, will receive a management fee of $50,000 and a marketing fee equal to 1.0% of the dollar amount of common stock sold in the subscription and community offerings up to $454.1 million, and 0.90% of the dollar amount of shares sold in the subscription and community offerings in excess of that amount. No fee will be payable to Ryan, Beck & Co., LLC with respect to shares purchased by officers, directors and employees or their immediate families and any common stock purchased by our tax-qualified and non-qualified employee benefit plans. In the event that Ryan, Beck & Co., LLC sells common stock through a group of broker-dealers in a syndicated community offering, it will be paid a fee equal to 1.0% of the dollar amount of total shares sold in the syndicated community offering, which fee along with the fee payable to selected dealers (which may include Ryan, Beck & Co., LLC) shall not exceed 6.0% in the aggregate. Ryan, Beck & Co., LLC will also be reimbursed for allocable expenses in an amount not to exceed $35,000, and for attorney's fees and expenses in an amount not to exceed $75,000.

         We will indemnify Ryan, Beck & Co., LLC against liabilities and expenses, including legal fees, incurred in connection with certain claims or litigation arising out of or based upon untrue statements or omissions contained in the offering materials for the common stock, including liabilities under the Securities Act of 1933.

         Some of our directors and executive officers may participate in the solicitation of offers to purchase common stock. These persons will be reimbursed for their reasonable out-of-pocket expenses incurred in connection with the solicitation. Other regular, full-time employees of First Niagara Bank may assist in the offering, but only in ministerial capacities, and may provide clerical work in effecting a sales transaction. No offers or sales may be made by tellers or at the teller counters. All sales activity will be conducted in a segregated or separately identifiable area of First Niagara Bank's main offices apart from the area accessible to the general public. Other questions of prospective purchasers will be directed to executive officers or registered representatives of Ryan, Beck & Co., LLC Our other employees have been instructed not to solicit offers to purchase shares of common stock or provide advice regarding the purchase of common stock. We will rely on Rule 3a4-1 under the Securities Exchange Act of 1934, and sales of common stock will be conducted within the requirements of Rule 3a4-1, so as to permit officers,

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directors and employees to participate in the sale of common stock. None of our officers, directors or employees will be compensated in connection with their participation in the offering.

Tax Aspects

         Consummation of the conversion is expressly conditioned upon the prior receipt of an opinion of counsel or tax advisor with respect to federal and state income taxation that indicates that the conversion will not be a taxable transaction to First Niagara Financial Group, MHC, First Niagara Financial Group, First Niagara Bank, Eligible Account Holders, Supplemental Eligible Account Holders, and other members of First Niagara Financial Group, MHC. Unlike private letter rulings, opinions of counsel or tax advisors are not binding on the Internal Revenue Service or any state taxing authority, and such authorities may disagree with such opinions. In the event of such disagreement, there can be no assurance that First Niagara Financial Group or First Niagara Bank would prevail in a judicial proceeding.

         First Niagara Financial Group, MHC and First Niagara Financial Group have received an opinion of counsel, Luse Gorman Pomerenk & Schick, P.C., regarding all of the material federal income tax consequences of the conversion, which includes the following:

              1. The conversion of First Niagara Financial Group to a federally chartered interim stock savings bank will qualify as a tax-free reorganization within the meaning of Section 368(a)(1)(F) of the Internal Revenue Code and the merger of First Niagara Financial Group with and into First Niagara Bank qualifies as a tax-free reorganization within the meaning of
                  Section 368(a)(1)(A) of the Internal Revenue Code.

              2. Neither First Niagara Financial Group, First Niagara Bank, nor the stockholders of First Niagara Financial Group will recognize any gain or loss upon the transfer of assets of First Niagara Financial Group to First Niagara Bank in exchange for shares of common stock of First Niagara Bank, which will be constructively received by First Niagara Financial Group's stockholders. (Sections 361 and 1032(a) of the Internal Revenue Code.)

              3. The basis of the assets of First Niagara Financial Group and the holding period of such assets to be received by First Niagara Bank will be the same as the basis and holding period in such assets in the hands of First Niagara Financial Group immediately before the exchange. (Sections 362(b) and 1223(2) of the Internal Revenue Code).

              4. The conversion of First Niagara Financial Group, MHC, to a federally chartered interim stock savings bank will qualify as a tax-free reorganization within the meaning of Section 368(a)(1)(F) of the Internal Revenue Code and the merger of First Niagara Financial Group, MHC with and into First Niagara Bank qualifies as a tax-free reorganization within the meaning of Section 368(a)(1)(A) of the Internal Revenue Code.

              5. The exchange of Eligible Account Holders' and Supplemental Account Holders' interests in First Niagara Financial Group, MHC for interests in a liquidation account established in First Niagara Bank will satisfy the continuity of interest requirement of Section 1.368-1(b) of the Federal Income Tax Regulations.

              6. None of First Niagara Financial Group, MHC, First Niagara Financial Group, First Niagara Bank nor eligible account holders, supplemental eligible account holders or other members will recognize any gain or loss on the transfer of the assets of First Niagara Financial Group, MHC to First Niagara Bank in exchange for an interest in a liquidation

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                  account established in First Niagara Bank for the benefit of eligible account holders and supplemental eligible account holders who remain depositors of First Niagara Bank.

              7. Current stockholders of First Niagara Financial Group will not recognize any gain or loss upon their constructive exchange of First Niagara Financial Group common stock for shares of First Niagara Bank which will in turn be exchanged for new shares of First Niagara Financial Group common stock.

              8. Each stockholder's aggregate basis in new shares of First Niagara Financial Group common stock (including fractional share interests) received in the exchange will be the same as the aggregate basis of First Niagara Financial Group common stock surrendered in exchange therefor.

              9. Each stockholder's holding period in his or her First Niagara Financial Group common stock received in the exchange will include the period during which First Niagara Financial Group common stock surrendered was held, provided that the First Niagara Financial Group common stock surrendered is a capital asset in the hands of the stockholder on the date of the exchange.

              10. Cash received by any current stockholder of First Niagara
                  Financial Group in lieu of a fractional share interest in new shares of First Niagara Financial Group common stock will be treated as having been received as a distribution in full payment in exchange for a fractional share interest of new First Niagara Financial Group common stock, which such stockholder would otherwise be entitled to receive. Accordingly, a stockholder will recognize gain or loss equal to the difference between the cash received and the basis of the fractional share. If the common stock is held by the stockholder as a capital asset, the gain or loss will be capital gain or loss.

              11. It is more likely than not that the fair market value of the nontransferable subscription rights to purchase common stock is zero. Accordingly, no gain or loss will be recognized by eligible account holders, supplemental eligible account holders or other members upon distribution to them of nontransferable subscription rights to purchase shares of First Niagara Financial Group common stock, provided that the amount to be paid for First Niagara Financial Group common stock is equal to the fair market value of First Niagara Financial Group common stock.

              12. It is more likely than not that the basis of the First Niagara
                  Financial Group common stock purchased in the offering will be its purchase price. The holding period of the First Niagara Financial Group common stock purchased pursuant to the exercise of nontransferable subscription rights will commence on the date on which the right to acquire such stock was exercised.

              13. No gain or loss will be recognized by First Niagara Financial
                  Group on the receipt of money in exchange for First Niagara Financial Group common stock sold in the offering.

         The tax opinions as to 11 and 12 above are based on the position that nontransferable subscription rights to be received by eligible account holders and supplemental eligible account holders do not have any economic value at the time of distribution or the time the subscription rights are exercised. In this regard, Luse Gorman Pomerenk & Schick, P.C. noted that the subscription rights will be granted at no cost to the recipients, will be legally non-transferable and of short duration, and will provide the recipient with the right only to purchase shares of common stock at the same price to be paid by members of the

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general public in any community offering. The firm also noted that the Internal
Revenue Service has not in the past concluded that the subscription rights have value. Based on the foregoing, Luse Gorman Pomerenk & Schick, P.C. believes that it is more likely than not that the nontransferable subscription rights to purchase common stock have no value. However, the issue of whether or not the subscription rights have value is based on all the facts and circumstances. If the nontransferable subscription rights granted to eligible subscribers are subsequently found to have an ascertainable value greater than zero, income may be recognized by various recipients of the nontransferable subscription rights (in certain cases, whether or not the rights are exercised) and we could recognize gain on the distribution of the nontransferable subscription rights. Eligible account holders and supplemental eligible account holders are encouraged to consult with their own tax advisors as to the tax consequences in the event that subscription rights are deemed to have an ascertainable value. Unlike private rulings, an opinion of Luse Gorman Pomerenk & Schick, P.C., is not binding on the Internal Revenue Service and the Internal Revenue Service could disagree with the conclusions reached therein.

         The federal tax opinion has been filed with the Securities and Exchange Commission as an exhibit to First Niagara Financial Group's registration statement. Advice regarding the New York state income tax consequences consistent with the federal tax opinion has been issued by KPMG LLP, tax advisors to First Niagara Financial Group, MHC and First Niagara Financial Group.

Benefits To Management And Potential Dilution

         Our tax-qualified employee stock ownership plan expects to purchase 5% of the shares of common stock we sell in the offering, or 2,213,800 shares of common stock, assuming we sell the maximum of the shares proposed to be sold. If we receive orders for more shares of common stock than the maximum of the offering range, the employee stock ownership plan will have first priority to purchase shares over this maximum, up to the total of 5% of shares sold. We reserve the right to purchase shares of common stock in the open market following the offering in order to fund the employee stock ownership plan. This plan is a tax-qualified retirement plan for the benefit of all employees. Assuming the plan purchases 2,213,800 shares in the offering, we will recognize additional compensation expense of $22.1 million over a 30 year period, assuming the shares of common stock have a fair market value of $10.00 per share for the full 30-year period. If, in the future, the shares of common stock have a fair market value greater or less than $10.00, the compensation expense will increase or decrease accordingly.

         We also intend to consider the implementation of two stock-based incentive plans no earlier than six months after the conversion, and stockholder approval of such plans would be required. The stock recognition and retention plan is a restricted stock plan that would reserve an amount up to 4% of the shares sold in the offering, or up to 1,771,000 shares of common stock at the maximum of the offering range, for awards to key employees and directors, at no cost to the recipients. If the shares of common stock awarded under the stock recognition and retention plan come from authorized but unissued shares of common stock, stockholders would experience dilution of up to approximately 2.44% in their ownership interest in First Niagara Financial Group. The second plan would be a stock option plan, and would reserve an amount equal to 10% of the shares of common stock sold in the offering, or up to 4,427,500 shares of common stock at the maximum of the offering range, for key employees and directors upon their exercise. If the shares of common stock issued upon the exercise of options come from authorized but unissued shares of common stock, stockholders would experience dilution of approximately 6.10 % in their ownership interest in First Niagara Financial Group. Awards made under these plans would be subject to vesting over a period of years.

         We also will convert options previously awarded under our current stock option plan into options to purchase First Niagara Financial Group common stock, with the number and exercise price to be

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adjusted, based on the exchange ratio. The term and vesting period of the previously awarded options will remain unchanged.

         The following table summarizes the number of shares and aggregate dollar value of grants that are expected under the new stock recognition and retention plan and the new stock option plan as a result of the conversion. A portion of the stock grants shown in the table below may be made to non-management employees.

                                     Number of Shares to be Granted or Purchased                        Value of Grants (1)
                                     -------------------------------------------     Dilution      ---------------------------
                                                                        As a         Resulting
                                                                     Percentage        From
                                          At             At          of Common      Issuance of         At              At
                                       Minimum        Maximum       Stock to be     Shares for       Minimum         Maximum
                                     of Offering    of Offering    Issued in the   Stock Benefit   of Offering     of Offering
                                        Range          Range         Offering          Plans          Range           Range
                                     -----------    -----------    -------------   -------------   -----------     -----------
Employee stock ownership plan .....   1,636,250      2,213,750            5.0%            3.05     $16,362,500     $22,137,500
Recognition and retention plan ....   1,309,000      1,771,000            4.0             2.44      13,090,000      17,710,000
Stock option plan .................   3,272,500      4,427,500           10.0             6.10              --              --
                                     ----------     ----------       --------        ---------     -----------     -----------
   Total ..........................   6,217,750      8,412,250           19.0%           11.59%    $29,452,500     $39,847,500
                                     ==========     ==========       ========        =========     ===========     ===========

__________________
(1) The actual value of restricted stock grants will be determined based on their fair value as of the date grants are made. For purposes of this table, fair value is assumed to be the same as the offering price of $10.00 per share. No value is given for options because their exercise price will be equal to the fair market value of the common stock on the day the options are granted. As a result, value can be realized under an option only if the market price of the common stock increases after the option grant.

First Niagara Financial Group's Dividend Policy

         First Niagara Financial Group currently pays an annual cash dividend of $0.44 per share payable quarterly. After the conversion, we intend to continue to pay cash dividends on a quarterly basis. We expect the annual dividends to equal $0.21, $0.18, $0.16 and $0.14 per share at the minimum, midpoint, maximum and adjusted maximum of the offering range, respectively, which represents an annual dividend yield of 2.1%, 1.8%, 1.6% and 1.4% at the minimum, midpoint, maximum and adjusted maximum of the offering range, respectively, based upon a stock price of $10.00 per share. The amount of dividends that we intend to pay to our stockholders following the conversion is intended to preserve the per share dividend amount, adjusted to reflect the exchange ratio, that our stockholders currently receive on their First Niagara Financial Group common stock. The dividend rate and the continued payment of dividends will depend on a number of factors including our capital requirements, our financial condition and results of operations, tax considerations, statutory and regulatory limitations, and general economic conditions. We cannot assure you that we will not reduce or eliminate dividends in the future.

         Under the rules of the Office of Thrift Supervision, First Niagara Bank will not be permitted to pay dividends on its capital stock to First Niagara Financial Group, its sole stockholder, if First Niagara Bank's stockholder's equity would be reduced below the amount of the liquidation account. Unlike First Niagara Bank, First Niagara Financial Group is not restricted by Office of Thrift Supervision regulations on the payment of dividends to its stockholders, although the source of dividends will depend on the net proceeds retained by First Niagara Financial Group and earnings thereon, and upon dividends from First Niagara Bank. First Niagara Financial Group, however, is subject to the requirements of Delaware law, which generally limits dividends to an amount equal to the excess of its stockholders' equity over its statutory capital or, if there is no excess, to its net earnings for the current and/or immediately preceding fiscal year.

         Additionally, we have committed to the Office of Thrift Supervision that during the one-year period following the completion of the conversion, First Niagara Financial Group will not take any action to declare an extraordinary dividend to our stockholders that would be treated by such stockholders as a

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tax-free return of capital for federal income tax purposes, without prior approval of the Office of Thrift Supervision.

          RESTRICTIONS ON ACQUISITION OF FIRST NIAGARA FINANCIAL GROUP

         Although the Boards of Directors of First Niagara Bank and First Niagara Financial Group are not aware of any effort that might be made to obtain control of First Niagara Financial Group after the conversion, the Boards of Directors believe that it is appropriate to include certain provisions as part of First Niagara Financial Group's certificate of incorporation to protect the interests of First Niagara Financial Group and its stockholders from takeovers which the Board of Directors of First Niagara Financial Group might conclude are not in the best interests of First Niagara Bank, First Niagara Financial Group or First Niagara Financial Group's stockholders.

         The following discussion is a general summary of the material provisions of First Niagara Financial Group's certificate of incorporation and bylaws, First Niagara Bank's charter and bylaws and certain other regulatory provisions that may be deemed to have an "anti-takeover" effect. The following description of certain of these provisions is necessarily general and, with respect to provisions contained in First Niagara Financial Group's certificate of incorporation and bylaws and First Niagara Bank's stock charter and bylaws, reference should be made in each case to the document in question, each of which is part of First Niagara Bank's application of conversion to the OTS and First Niagara Financial Group's registration statement filed with the SEC. See "Where You Can Find Additional Information."

First Niagara Financial Group's Certificate of Incorporation and Bylaws

         First Niagara Financial Group's certificate of incorporation and bylaws, which are substantially identical to the current certificate of incorporation and bylaws, contain a number of provisions, relating to corporate governance and rights of stockholders, that might discourage future takeover attempts. As a result, stockholders who might desire to participate in such transactions may not have an opportunity to do so. In addition, these provisions will also render the removal of the Board of Directors or management of First Niagara Financial Group more difficult.

         The following description is a summary of the provisions of the certificate of incorporation and bylaws. See "Where You Can Find Additional Information" as to how to review a copy of these documents.

         Directors. The Board of Directors will be divided into three classes. The members of each class will be elected for a term of three years and only one class of directors will be elected annually. Thus, it would take at least two annual elections to replace a majority of First Niagara Financial Group's board. Further, the bylaws impose notice and information requirements in connection with the nomination by stockholders of candidates for election to the Board of Directors or the proposal by stockholders of business to be acted upon at an annual meeting of stockholders.

         Restrictions on Call of Special Meetings. The certificate of incorporation and bylaws provide that special meetings of stockholders can be called only by the Board of Directors pursuant to a resolution adopted by a majority of the total number of authorized directorships. Stockholders are not authorized to call a special meeting of stockholders.

         Prohibition of Cumulative Voting. The certificate of incorporation prohibits cumulative voting for the election of Directors.

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

         Limitation of Voting Rights. The certificate of incorporation provides that (i) no person shall directly or indirectly offer to acquire or acquire the beneficial ownership of more than 10% of any class of equity security of First Niagara Financial Group; and (ii) shares beneficially owned in violation of the stock ownership restriction described above shall not be entitled to vote and shall not be voted by any person or counted as voting stock in connection with any matter submitted to a vote of stockholders. For these purposes, a person (including management) who has obtained the right to vote shares of the common stock pursuant to revocable proxies shall not be deemed to be the "beneficial owner" of those shares if that person is not otherwise deemed to be a beneficial owner of those shares.

         Restrictions on Removing Directors from Office. The certificate of incorporation provides that directors may only be removed for cause, and only by the affirmative vote of the holders of at least 80% of the voting power of all of our then-outstanding stock entitled to vote (after giving effect to the limitation on voting rights discussed above in "Limitation on Voting Rights.")

         Authorized but Unissued Shares. After the conversion, First Niagara Financial Group will have authorized but unissued shares of common and preferred stock. See "Description of Capital Stock." The certificate of incorporation authorizes 50,000,000 shares of serial preferred stock. First Niagara Financial Group is authorized to issue preferred stock from time to time in one or more series subject to applicable provisions of law, and the Board of Directors is authorized to fix the designations, and relative preferences, limitations, voting rights, if any, including without limitation, offering rights of such shares (which could be multiple or as a separate class). In the event of a proposed merger, tender offer or other attempt to gain control of First Niagara Financial Group that the Board of Directors does not approve, it might be possible for the Board of Directors to authorize the issuance of a series of preferred stock with rights and preferences that would impede the completion of the transaction. An effect of the possible issuance of preferred stock, therefore may be to deter a future attempt to gain control of First Niagara Financial Group. The Board of Directors has no present plan or understanding to issue any preferred stock.

         Amendments to Certificate of Incorporation and Bylaws. Amendments to the certificate of incorporation must be approved by First Niagara Financial Group's Board of Directors and also by a majority of the outstanding shares of First Niagara Financial Group's voting stock; provided, however, that approval by at least 80% of the outstanding voting stock is generally required to amend the following provisions:

         (i) The limitation on voting rights of persons who directly or indirectly offer to acquire or acquire the beneficial ownership of more than 10% of any class of equity security of First Niagara Financial Group;

         (ii)     The inability of stockholders to act by written consent;

         (iii) The inability of stockholders to call special meetings of stockholders;

         (iv) The division of the Board of Directors into three staggered classes;

         (v) The ability of the Board of Directors to fill vacancies on the board;

         (vi) The inability to deviate from the manner prescribed in the bylaws by which stockholders nominate directors and bring other business before meetings of stockholders;

         (vii) The requirement that at least 80% of stockholders must vote to remove directors, and can only remove directors for cause;

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

         (viii) The ability of the Board of Directors to amend and repeal the bylaws; and

         (ix) The ability of the Board of Directors to evaluate a variety of factors in evaluating offers to purchase or otherwise acquire First Niagara Financial Group

         The bylaws may be amended by the affirmative vote of a majority of the directors of First Niagara Financial Group or the affirmative vote of at least 80% of the total votes eligible to be voted at a duly constituted meeting of stockholders.

Conversion Regulations

         Office of Thrift Supervision regulations prohibit any person from making an offer, announcing an intent to make an offer or participating in any other arrangement to purchase stock or acquiring stock or subscription rights in a converting institution or its holding company from another person prior to completion of its conversion. Further, without the prior written approval of the Office of Thrift Supervision, no person may make such an offer or announcement of an offer to purchase shares or actually acquire shares in the converting institution or its holding company for a period of three years from the date of the completion of the conversion if, upon the completion of such offer, announcement or acquisition, that person would become the beneficial owner of more than 10% of the outstanding stock of the institution or its holding company. The Office of Thrift Supervision has defined "person" to include any individual, group acting in concert, corporation, partnership, association, joint stock company, trust, unincorporated organization or similar company, a syndicate or any other group formed for the purpose of acquiring, holding or disposing of securities of an insured institution. However, offers made exclusively to a bank or its holding company, or an underwriter or member of a selling group acting on the converting institution's or its holding company's behalf for resale to the general public are excepted. The regulation also provides civil penalties for willful violation or assistance in any such violation of the regulation by any person connected with the management of the converting institution or its holding company or who controls more than 10% of the outstanding shares or voting rights of a converted institution or its holding company.

Change of Control Regulations

         Under the Change in Bank Control Act, no person may acquire control of an insured federal savings bank or its parent holding company unless the Office of Thrift Supervision has been given 60 days' prior written notice and has not issued a notice disapproving the proposed acquisition. In addition, Office of Thrift Supervision regulations provide that no company may acquire control of a savings bank without the prior approval of the Office of Thrift Supervision. Any company that acquires such control becomes a "savings and loan holding company" subject to registration, examination and regulation by the Office of Thrift Supervision.

         Control, as defined under federal law, means ownership, control of or holding irrevocable proxies representing more than 25% of any class of voting stock, control in any manner of the election of a majority of the savings bank's directors, or a determination by the Office of Thrift Supervision that the acquiror has the power to direct, or directly or indirectly to exercise a controlling influence over, the management or policies of the institution. Acquisition of more than 10% of any class of a savings bank's voting stock, if the acquiror is also subject to any one of eight "control factors," constitutes a rebuttable determination of control under the regulations. Such control factors include the acquiror being one of the two largest stockholders. The determination of control may be rebutted by submission to the Office of Thrift Supervision, prior to the acquisition of stock or the occurrence of any other circumstances giving rise to such determination, of a statement setting forth facts and circumstances which would support a

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

finding that no control relationship will exist and containing certain undertakings. The regulations provide that persons or companies which acquire beneficial ownership exceeding 10% or more of any class of a savings bank's stock who do not intend to participate in or seek to exercise control over a savings bank's management or policies may qualify for a safe harbor by filing with the Office of Thrift Supervision a certification form that states, among other things, that the holder is not in control of such institution, is not subject to a rebuttable determination of control and will take no action which would result in a determination or rebuttable determination of control without prior notice to or approval of the Office of Thrift Supervision, as applicable. There are also rebuttable presumptions in the regulations concerning whether a group "acting in concert" exists, including presumed action in concert among members of an "immediate family."

     The Office of Thrift Supervision may prohibit an acquisition of control if it finds, among other things, that:

               (1) the acquisition would result in a monopoly or substantially lessen competition;

               (2) the financial condition of the acquiring person might
                   jeopardize the financial stability of the institution; or

               (3) the competence, experience or integrity of the acquiring person indicates that it would not be in the interest of the depositors or the public to permit the acquisition of control by such person.

          DESCRIPTION OF CAPITAL STOCK OF FIRST NIAGARA FINANCIAL GROUP
                            FOLLOWING THE CONVERSION

     At the effective date, First Niagara Financial Group will be authorized to issue 250,000,000 shares of common stock, par value of $0.01 per share, and 50,000,000 shares of preferred stock, par value $0.01 per share. First Niagara Financial Group currently expects to issue in the offering up to 44,275,000 shares of common stock, subject to adjustment, and up to 28,294,453 shares, subject to adjustment, in exchange for the publicly held shares of First Niagara Financial Group. First Niagara Financial Group will not issue shares of preferred stock in the conversion. Each share of First Niagara Financial Group common stock will have the same relative rights as, and will be identical in all respects with, each other share of common stock. Upon payment of the subscription price for the common stock, in accordance with the plan of conversion and reorganization, all of the shares of common stock will be duly authorized, fully paid and nonassessable.

     The common stock of First Niagara Financial Group will represent nonwithdrawable capital, will not be an account of an insurable type, and will not be insured by the Federal Deposit Insurance Corporation or any other government agency.

Common Stock

     Dividends. First Niagara Financial Group may pay dividends out of statutory surplus or from net earnings if, as and when declared by its Board of Directors. The payment of dividends by First Niagara Financial Group is subject to limitations that are imposed by law and applicable regulation. The holders of common stock of First Niagara Financial Group will be entitled to receive and share equally in dividends as may be declared by the Board of Directors of First Niagara Financial Group out of funds legally available therefor. If First Niagara Financial Group issues shares of preferred stock, the holders thereof may have a priority over the holders of the common stock with respect to dividends.

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

     Voting Rights. Upon consummation of the conversion, the holders of common stock of First Niagara Financial Group will have exclusive voting rights in First Niagara Financial Group. They will elect First Niagara Financial Group's Board of Directors and act on other matters as are required to be presented to them under Delaware law or as are otherwise presented to them by the Board of Directors. Generally, each holder of common stock will be entitled to one vote per share and will not have any right to cumulate votes in the election of directors. If First Niagara Financial Group issues shares of preferred stock, holders of the preferred stock may also possess voting rights. Certain matters require an 80% stockholder vote.

     As a federal stock savings bank, corporate powers and control of First Niagara Bank are vested in its Board of Directors, who elect the officers of First Niagara Bank and who fill any vacancies on the Board of Directors. Voting rights of First Niagara Bank are vested exclusively in the owners of the shares of capital stock of First Niagara Bank, which will be First Niagara Financial Group, and voted at the direction of First Niagara Financial Group's Board of Directors. Consequently, the holders of the common stock of First Niagara Financial Group will not have direct control of First Niagara Bank.

     Liquidation. In the event of any liquidation, dissolution or winding up of First Niagara Bank, First Niagara Financial Group, as the holder of 100% of First Niagara Bank's capital stock, would be entitled to receive, after payment or provision for payment of all debts and liabilities of First Niagara Bank, including all deposit accounts and accrued interest thereon, and after distribution of the balance in the special liquidation account to Eligible Account Holders and Supplemental Eligible Account Holders, all assets of First Niagara Bank available for distribution. In the event of liquidation, dissolution or winding up of First Niagara Financial Group, the holders of its common stock would be entitled to receive, after payment or provision for payment of all its debts and liabilities, all of the assets of First Niagara Financial Group available for distribution. If preferred stock is issued, the holders thereof may have a priority over the holders of the common stock in the event of liquidation or dissolution.

     Preemptive Rights. Holders of the common stock of First Niagara Financial Group will not be entitled to preemptive rights with respect to any shares that may be issued. The common stock is not subject to redemption.

Preferred Stock

     None of the shares of First Niagara Financial Group's authorized preferred stock will be issued in the conversion. Preferred stock may be issued with preferences and designations as our Board of Directors may from time to time determine. Our Board of Directors may, without stockholder approval, issue shares of preferred stock with voting, dividend, liquidation and conversion rights that could dilute the voting strength of the holders of the common stock and may assist management in impeding an unfriendly takeover or attempted change in control.

                                     EXPERTS

     The consolidated financial statements of First Niagara Financial Group, Inc. as of December 31, 2001 and 2000, and for each of the years in the three-year period ended December 31, 2001, incorporated by reference into this proxy statement-prospectus, have been incorporated by reference herein in reliance upon the report of KPMG LLP, independent certified public accountants, which is incorporated by reference herein and upon the authority of said firm as experts in accounting and auditing.

     The consolidated financial statements of Finger Lakes Bancorp, Inc. as of December 31, 2001 and 2000, and for each of the years in the three-year period ended December 31, 2001, incorporated by reference into this proxy statement-prospectus, have been incorporated by reference herein in reliance

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upon the report of KPMG LLP, independent certified public accountants, which is incorporated by reference herein and upon the authority of said firm as experts in accounting and auditing.

                                 LEGAL OPINIONS

     The validity of the common stock to be issued in the merger and the federal income tax consequences of the merger and the First Niagara Financial Group conversion will be passed upon for by Luse Gorman Pomerenk & Schick, A Professional Corporation, Washington, D.C., counsel to First Niagara Financial Group.

                                  OTHER MATTERS

     As of the date of this document, the Finger Lakes Bancorp board of directors know of no matters that will be presented for their consideration at their respective special meetings other than as described in this document. However, if any other matters shall properly come before the special meetings or any adjournments or postponements thereof and shall be voted upon, the proposed proxy will be deemed to confer authority to the individuals named as authorized therein to vote the shares represented by the proxy as to any matters that fall within the purposes set forth in the notice of special meeting.

                    FINGER LAKES BANCORP 2003 ANNUAL MEETING

     If the merger is completed as expected during the first quarter of 2003, Finger Lakes Bancorp will no longer exist, and therefore there will not be a 2003 annual meeting of stockholders of Finger Lakes Bancorp.

     If the merger is not completed, there will be a 2003 annual meeting of stockholders. As discussed in the proxy materials for Finger Lakes Bancorp's 2002 annual meeting of stockholders, any Finger Lakes Bancorp stockholder that wishes to have their proposal included in Finger Lakes Bancorp's notice of stockholders' meeting, proxy statement and proxy card for its 2003 annual meeting must submit the proposal to Finger Lakes Bancorp by the applicable deadline. The deadline is November 15 2002. However, if Finger Lakes Bancorp changes its 2003 annual meeting date to a date more than 30 days from the date of its 2002 annual meeting, then the deadline will be changed to a reasonable time before Finger Lakes Bancorp begins to print and mail its proxy materials.

     Under Finger Lakes Bancorp's Articles of Incorporation, certain procedures are provided which a stockholder must follow to nominate persons for election as directors or to introduce an item of business at an annual meeting of stockholders. These procedures provide, generally, that stockholders desiring to make nominations for directors, or to bring a proper subject of business before the meeting, must do so by a written notice timely received not less than ninety
(90) days before the date fixed for such meeting; provided, however, that in the event that less than one hundred (100) days notice or prior public disclosure of the date of the meeting is given or made, notice by the stockholder to be timely must be received no later than the close of business on the tenth day following the day on which such notice of the date of the annual meeting was mailed or such public disclosure was made. The notice must include the stockholder's name, record address, and number of shares owned by the stockholder, describe briefly the proposed business, the reasons for bringing the business before the annual meeting, and any material interest of the stockholder in the proposed business. In the case of nominations to the Board, certain information regarding the nominee must be provided. Nothing in the paragraph shall be deemed to require Finger Lakes Bancorp to include in its proxy statement and proxy relating to an annual meeting any stockholder proposal that does not meet all of the requirements for inclusion established by the SEC in effect at the time such proposal is received.

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

     The date on which the next Annual Meeting of Stockholders is expected to be held is April 22, 2003. Accordingly, advance written notice of business or nominations to the Board of Directors to be brought before the 2003 Annual Meeting of Stockholders must be given to Finger Lakes Bancorp no later than January 23, 2003.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The SEC allows First Niagara Financial Group and Finger Lakes Bancorp to incorporate certain information into this document by reference to other information that has been filed with the SEC. The information incorporated by reference is deemed to be part of this document, except for any information that is superseded by information in this document. The documents that are incorporated by reference contain important information about the companies and you should read this document together with any other documents incorporated by reference in this document.

     This document incorporates by reference the following documents that have previously been filed with the SEC by First Niagara Financial Group (File No. 0-23975):

     -      Annual Report on Form 10-K for the year ended December 31, 2001;

     - Quarterly Reports on Form 10-Q for the quarters ended March 31, 2002 and June 30, 2002;

     - Current Report on Form 8-K dated July 25, 2002 relating to the merger.

     -      Registration Statement on Form 8-A dated _______________, 2002.

     This document also incorporates by reference the following documents that have previously been filed with the SEC by Finger Lakes Bancorp (File No. 0-31821):

     -      Annual Report on Form 10-K for the year ended December 31, 2001;

     - Quarterly Reports on Form 10-Q for the quarters ended March 31, 2002 and June 30, 2002; and

     - Current Report on Form 8-K filed July 23, 2002 relating to the merger.

     A copy of Finger Lakes Bancorp's Annual Report to stockholders for the year ended December 31, 2001 and its Quarterly Report of Form 10-Q for the quarter ended June 30, 2002, accompanies this proxy statement-prospectus

     In addition, First Niagara Financial Group and Finger Lakes Bancorp are incorporating by reference any documents they may file under the Exchange Act after the date of this document and prior to the date of the special meeting of Finger Lakes Bancorp stockholders.

     Neither First Niagara Financial Group nor Finger Lakes Bancorp has authorized anyone to give any information or make any representation about the merger or our companies that is different from, or in addition to, that contained in this document or in any of the materials that have been incorporated into this document. Therefore, if anyone does give you information of this sort, you should not rely on it. If you are in a jurisdiction where offers to exchange or sell, or solicitations of offers to exchange or purchase, the securities offered by this document or the solicitation of proxies is unlawful, or if you are a person to whom it is unlawful to direct these types

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of activities, then the offer presented in this document does not extend to you.
The information contained in this document speaks only as of the date of this document unless the information specifically indicates that another date applies.

                           FORWARD-LOOKING STATEMENTS

     This document, including information included or incorporated by reference in this document may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, (i) the financial condition, results of operations and business of First Niagara Financial Group and Finger Lakes Bancorp; (ii) statements about the benefits of the merger, including future financial and operating results, cost savings, enhancements to revenue and accretion to reported earnings that may be realized from the merger; (iii) statements about our respective plans, objectives, expectations and intentions and other statements that are not historical facts; and (iv) other statements identified by words such as "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates," or words of similar meaning. These forward-looking statements are based on current beliefs and expectations of our management and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond our control. In addition, these forward-looking statements are subject to assumptions with respect to future business strategies and decisions that are subject to change.

     The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements:

     -      general economic conditions in the areas in which we operate;

     - our businesses may not be combined successfully, or such combination may take longer to accomplish than expected;

     - delays or difficulties in the integration by First Niagara Financial Group of recently acquired businesses;

     - the growth opportunities and cost savings from the merger may not be fully realized or may take longer to realize than expected;

     - operating costs, customer losses and business disruption following the merger, including adverse effects of relationships with employees, may be greater than expected;

     - governmental approvals of the merger may not be obtained, or adverse regulatory conditions may be imposed in connection with governmental approvals of the merger;

     -      adverse governmental or regulatory policies may be enacted;

     - the interest rate environment may change, causing margins to compress and adversely affecting net interest income;

     - the risks associated with continued diversification of assets and adverse changes to credit quality;

     -      competition from other financial services companies in our markets;

     - the concentration of First Niagara Financial Group's operations in New York may adversely affect results if the New York economy or real estate market declines; and

     - the risk of an economic slowdown that would adversely affect credit quality and loan originations.

     Additional factors that could cause actual results to differ materially from those expressed in the forward-looking statements are discussed in our respective reports filed with the SEC.

     All subsequent written and oral forward-looking statements concerning the proposed transaction or other matters attributable to either of us or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements above. Neither of us undertake any obligation to update any forward-looking statement to reflect circumstances or events that occur after the date the forward-looking statements are made.

                                                                      Appendix A













                      AGREEMENT AND PLAN OF REORGANIZATION
                                 BY AND BETWEEN
                       FIRST NIAGARA FINANCIAL GROUP, MHC,
                      FIRST NIAGARA FINANCIAL GROUP, INC.,
                    NEW FIRST NIAGARA FINANCIAL GROUP, INC.,
                               FIRST NIAGARA BANK
                                       AND
                         FINGER LAKES BANCORP, INC. AND
                      SAVINGS BANK OF THE FINGER LAKES, FSB




                                  JULY 21, 2002

                                TABLE OF CONTENTS

ARTICLE I CERTAIN DEFINITIONS .................................................   1
     1.1.   Certain Definitions. ..............................................   1
ARTICLE II THE MERGER .........................................................   9
     2.1.   Merger. ...........................................................   9
     2.2.   Effective Time. ...................................................   9
     2.3.   Certificate of Incorporation and Bylaws. ..........................   9
     2.4.   Directors and Officers of Surviving Corporation. ..................   9
     2.5.   Additional Director of FNFG. ......................................   9
     2.6.   Effects of the Merger. ............................................  10
     2.7.   Tax Consequences. .................................................  10
     2.8.   Possible Alternative Structures. ..................................  10
     2.9.   The Conversion ....................................................  10
ARTICLE III CONVERSION OF SHARES ..............................................  11
     3.1.   Conversion of FLBC Common Stock; Merger Consideration. ............  11
     3.2.   Election Procedures. ..............................................  12
     3.3.   Procedures for Exchange of FLBC Common Stock. .....................  15
     3.4.   Treatment of FLBC Options. ........................................  17
     3.5.   Reservation of Shares. ............................................  18
ARTICLE IV REPRESENTATIONS AND WARRANTIES OF FLBC .............................  18
     4.1.   Organization. .....................................................  18
     4.2.   Capitalization. ...................................................  19
     4.3.   Authority; No Violation. ..........................................  19
     4.4.   Consents. .........................................................  20
     4.5.   Financial Statements. .............................................  20
     4.6.   Taxes. ............................................................  21
     4.7.   No Material Adverse Effect. .......................................  22
     4.8.   Material Contracts; Leases; Defaults. .............................  22
     4.9.   Ownership of Property; Insurance Coverage. ........................  23
     4.10.  Legal Proceedings. ................................................  24
     4.11.  Compliance With Applicable Law. ...................................  24
     4.12.  Employee Benefit Plans. ...........................................  25
     4.13.  Brokers, Finders and Financial Advisors. ..........................  28
     4.14.  Environmental Matters. ............................................  28
     4.15.  Loan Portfolio. ...................................................  29
     4.16.  Securities Documents. .............................................  30
     4.17.  Related Party Transactions. .......................................  30
     4.18.  Schedule of Termination Benefits. .................................  31
     4.19.  Deposits. .........................................................  31
     4.20.  Antitakeover Provisions Inapplicable. .............................  31
     4.21.  Registration Obligations. .........................................  31
     4.22.  Risk Management Instruments. ......................................  31
     4.23.  Fairness Opinion. .................................................  32
ARTICLE V REPRESENTATIONS AND WARRANTIES OF FIRST NIAGARA FINANCIAL GROUP .....  32
     5.1.   Organization. .....................................................  32

                                     A-(i)

     5.2.   Capitalization. ....................................................  33
     5.3.   Authority; No Violation. ...........................................  34
     5.4.   Consents. ..........................................................  35
     5.5.   Financial Statements. ..............................................  35
     5.6.   Taxes. .............................................................  36
     5.7.   No Material Adverse Effect. ........................................  36
     5.8.   Ownership of Property; Insurance Coverage. .........................  36
     5.9.   Legal Proceedings. .................................................  37
     5.10.  Compliance With Applicable Law. ....................................  37
     5.11.  Employee Benefit Plans. ............................................  38
     5.12.  Environmental Matters. .............................................  39
     5.13.  Loan Portfolio. ....................................................  40
     5.14.  Securities Documents. ..............................................  40
     5.15.  Deposits. ..........................................................  41
     5.16.  Antitakeover Provisions Inapplicable. ..............................  41
     5.17.  Risk Management Instruments. .......................................  41
     5.18.  Brokers, Finders and Financial Advisors. ...........................  41
ARTICLE VI COVENANTS OF FLBC ...................................................  41
     6.1.   Conduct of Business. ...............................................  41
     6.2.   Current Information. ...............................................  45
     6.3.   Access to Properties and Records. ..................................  46
     6.4.   Financial and Other Statements. ....................................  46
     6.5.   Maintenance of Insurance. ..........................................  47
     6.6.   Disclosure Supplements. ............................................  47
     6.7.   Consents and Approvals of Third Parties. ...........................  47
     6.8.   All Reasonable Efforts. ............................................  47
     6.9.   Failure to Fulfill Conditions. .....................................  47
     6.10.  No Solicitation. ...................................................  47
     6.11.  Reserves and Merger-Related Costs. .................................  48
     6.12.  Board of Directors and Committee Meetings. .........................  49
ARTICLE VII COVENANTS OF FIRST NIAGARA FINANCIAL ...............................  49
     7.1.   Conduct of Business. ...............................................  49
     7.2.   Current Information. ...............................................  50
     7.3.   Financial and Other Statements. ....................................  50
     7.4.   Disclosure Supplements. ............................................  50
     7.5.   Consents and Approvals of Third Parties. ...........................  50
     7.6.   All Reasonable Efforts. ............................................  50
     7.7.   Failure to Fulfill Conditions. .....................................  51
     7.8.   Employee Benefits. .................................................  51
     7.9.   Directors and Officers Indemnification and Insurance. ..............  53
     7.10.  Stock Listing. .....................................................  54
     7.11.  Stock and Cash Reserve. ............................................  54
ARTICLE VIII REGULATORY AND OTHER MATTERS ......................................  54
     8.1.   FLBC and First Niagara Financial Special Meetings. .................  54
     8.2.   Proxy Statement-Prospectus. ........................................  55
     8.3.   The Mutual Company Conversion from Mutual to Stock Form. ...........  56

                                     A-(ii)

     8.4.   Regulatory Approvals. ..............................................   58
     8.5.   Affiliates. ........................................................   59
ARTICLE IX CLOSING CONDITIONS ..................................................   59
     9.1.   Conditions to Each Party's Obligations under this Agreement. .......   59
     9.2.   Conditions to the Obligations of First Niagara Financial
            under this Agreement. ..............................................   61
     9.3.   Conditions to the Obligations of FLBC under this Agreement. ........   61
ARTICLE X THE CLOSING ..........................................................   63
     10.1.  Time and Place. ....................................................   63
     10.2.  Deliveries at the Pre-Closing and the Closing. .....................   63
ARTICLE XI TERMINATION, AMENDMENT AND WAIVER ...................................   63
     11.1.  Termination. .......................................................   63
     11.2.  Effect of Termination. .............................................   65
     11.3.  Amendment, Extension and Waiver. ...................................   66
ARTICLE XII MISCELLANEOUS ......................................................   67
     12.1.  Confidentiality. ...................................................   67
     12.2.  Public Announcements. ..............................................   67
     12.3.  Survival. ..........................................................   67
     12.4.  Notices. ...........................................................   67
     12.5.  Parties in Interest. ...............................................   68
     12.6.  Complete Agreement. ................................................   68
     12.7.  Counterparts. ......................................................   68
     12.8.  Severability. ......................................................   69
     12.9.  Governing Law. .....................................................   69
     12.10. Interpretation. ....................................................   69
     12.11. Specific Performance. ..............................................   69

                                    A-(iii)

                      AGREEMENT AND PLAN OF REORGANIZATION

     This AGREEMENT AND PLAN OF REORGANIZATION (this "Agreement"), is dated as of July 21, 2002, by and between FIRST NIAGARA FINANCIAL GROUP, MHC, a mutual holding company (the "Mutual Company"), its majority-owned subsidiary, FIRST NIAGARA FINANCIAL GROUP, INC., ("First Niagara Financial"), FIRST NIAGARA BANK, a stock savings bank ("First Niagara Bank"), NEW FIRST NIAGARA FINANCIAL GROUP, INC., a Delaware corporation ("FNFG"), FINGER LAKES BANCORP, INC., a Delaware corporation ("FLBC"), and its wholly-owned subsidiary, SAVINGS BANK OF THE FINGER LAKES, FSB, a stock savings bank ("SBFL").

     WHEREAS, the parties believe that it is in the best long-term interests of each party's respective shareholders to expand the financial services and banking activities of First Niagara Financial and First Niagara Bank through a merger with FLBC and SBFL.

     WHEREAS, in connection with the transactions described in this Agreement, it is intended that the Mutual Company will convert from the mutual form of organization to the capital stock form of organization, and that in connection with such Conversion FNFG will conduct a subscription offering of its common stock, and if necessary a community and/or syndicated community offering, and an exchange offering to the existing public shareholders of First Niagara Financial;

     WHEREAS, the parties desire to make certain representations, warranties and agreements in connection with the business transactions described in this Agreement and to prescribe certain conditions thereto;

     NOW, THEREFORE, in consideration of the mutual covenants, representations, warranties and agreements herein contained, and of other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

                                    ARTICLE I
                               CERTAIN DEFINITIONS

     1.1.  Certain Definitions.

     As used in this Agreement, the following terms have the following meanings (unless the context otherwise requires, both here and throughout this Agreement, references to Articles and Sections refer to Articles and Sections of this Agreement).

     "BHCA" shall mean the Bank Holding Company Act of 1956, as amended.

     "Bank Affiliate" shall mean Cortland Savings Bank, a New York chartered savings bank that is a wholly owned subsidiary of First Niagara Financial, and Cayuga Bank, a New York chartered bank that is a wholly owned subsidiary of First Niagara Financial, each of which is to be merged with and into First Niagara Bank immediately following completion of the Bank Charter Conversion.

     "Bank Charter Conversion" shall mean the conversion of First Niagara Bank from a New York chartered savings bank to a federally chartered savings bank.

     "Bank Merger" shall mean the merger of SBFL with and into First Niagara Bank, with First Niagara Bank as the surviving institution, which merger shall occur following the Merger.

     "Bank Regulator" shall mean any Federal or state banking regulator, including but not limited to the FDIC, the OTS, and the FRB, which regulates First Niagara Bank or SBFL, or any of their respective holding companies or subsidiaries, as the case may be.

     "Certificate" shall mean certificates evidencing shares of FLBC Common
Stock.

     "Charter Conversions" shall mean (i) the conversion of the charter of First Niagara Bank to a federal savings bank, (ii) the conversion of the charter of the Mutual Company to a federal mutual holding company, and (iii) the conversion of the charter of First Niagara Financial to a federal corporation. The Charter Conversions set forth in (i) and (ii) are expected to occur in October or November, 2002. The Charter Conversion set forth in (iii) will occur either at the same time as (i) and (ii), or immediately prior to completion of the Conversion.

     "Charter Conversion Bank Mergers" means the merger of Cortland Savings Bank with and into First Niagara Bank as part of the Charter Conversions, and the merger of Cayuga Bank with and into the First Niagara Bank as part of the Charter Conversions, in each case with First Niagara Bank as the surviving institution. The Charter Conversion Bank Mergers will occur following the completion of the conversion of First Niagara Bank to a federal savings bank charter.

     "COBRA" shall mean the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended.

     "Code" shall mean the Internal Revenue Code of 1986, as amended.

     "Confidentiality Agreement" shall mean the confidentiality agreement referred to in Section 12.1 of this Agreement.

     "Conversion" shall mean the conversion from mutual to stock form of the Mutual Company, pursuant to the Plan of Conversion to be adopted by the Mutual Company.

     "Conversion Offering" shall mean the offering, in connection with the Conversion, of shares of FNFG Common Stock in a subscription offering and, if necessary, a community offering and/or a syndicated community offering.

     "Conversion Price Per Share" shall have the meaning set forth in Section
2.9.

     "Conversion Prospectus" shall mean a prospectus issued by FNFG in connection with the Offering, that meets all of the requirements of the Securities Act, applicable state securities laws and banking laws and regulations. The Conversion Prospectus may be combined with (i) the Proxy Statement-Prospectus delivered to shareholders of FLBC in connection with the solicitation of their approval of this Agreement and the transactions contemplated hereby and the offering of the FNFG Common Stock to them as Merger Consideration, and (ii) the proxy statement delivered to First Niagara Financial stockholders in connection with the solicitation of their approval of the Conversion and the Plan of Conversion.

     "Conversion Registration Statement" shall mean the registration statement, together with all amendments, filed with the SEC under the Securities Act for the purpose of registering shares of FNFG Common Stock to be offered and issued in connection with the Offering. The Merger Registration Statement and the Conversion Registration Statement may be separate registration statements or may be combined in one registration statement that shall register shares of FNFG Common Stock to be offered and issued in connection with the Offering and to be offered to holders of FLBC Common Stock in connection with the Merger.

     "DGCL" shall mean the Delaware General Corporation Law.

     "Depositors" shall mean former or current depositors of First Niagara Bank and its Bank Affiliates that under the Plan of Conversion are given, as indicated by the context, the opportunity to purchase FNFG Common Stock in the Conversion or the opportunity to vote on the Plan of Conversion.

     "DOJ" shall mean the United States Department of Justice.

     "Effective Time" shall mean the date and time specified pursuant to Section
2.2 hereof as the effective time of the Merger.

     "Environmental Laws" means any Federal, state or local law, statute, ordinance, rule, regulation, code, license, permit, authorization, approval, consent, order, judgment, decree, injunction or agreement with any governmental entity relating to (1) the protection, preservation or restoration of the environment (including, without limitation, air, water vapor, surface water, groundwater, drinking water supply, surface soil, subsurface soil, plant and animal life or any other natural resource), and/or (2) the use, storage, recycling, treatment, generation, transportation, processing, handling, labeling, production, release or disposal of Materials of Environmental Concern. The term Environmental Law includes without limitation (a) the Comprehensive Environmental Response, Compensation and Liability Act, as amended, 42 U.S.C.
(S)9601, et seq; the Resource Conservation and Recovery Act, as amended, 42 U.S.C. (S)6901, et seq; the Clean Air Act, as amended, 42 U.S.C. (S)7401, et seq; the Federal Water Pollution Control Act, as amended, 33 U.S.C. (S)1251, et seq; the Toxic Substances Control Act, as amended, 15 U.S.C. (S)9601, et seq; the Emergency Planning and Community Right to Know Act, 42 U.S.C. (S)1101, et seq; the Safe Drinking Water Act, 42 U.S.C. (S)300f, et seq; and all comparable state and local laws, and (b) any common law (including without limitation common law that may impose strict liability) that may impose liability or obligations for injuries or damages due to the presence of or exposure to any Materials of Environmental Concern.

     "ERISA" shall mean the Employee Retirement Income Security Act of 1974, as amended.

     "Exchange Act" shall mean the Securities Exchange Act of 1934, as amended.

     "Exchange Agent" shall mean a bank or trust company designated by First Niagara Financial, reasonably acceptable to FLBC, which shall act as agent for FNFG in connection with the exchange procedures for converting Certificates into the Merger Consideration.

     "Exchange Fund" shall have the meaning set forth in Section 3.3.1.

     "Exchange Offering" shall mean the offer and issuance of FNFG Common Stock, in connection with the Conversion, to the existing public shareholders of First Niagara Financial.

     "FDIA" shall mean the Federal Deposit Insurance Act, as amended.

     "FDIC" shall mean the Federal Deposit Insurance Corporation or any successor thereto.

     "FHLB" shall mean the Federal Home Loan Bank of New York.

     "First Niagara Bank" shall mean First Niagara Bank, either as a New York chartered stock savings bank or as a Federally chartered stock savings bank, with its principal offices located at 6950 South Transit Road, P.O. Box 514, Lockport, New York, which is a wholly owned subsidiary of First Niagara Financial.

     "First Niagara Financial" shall mean First Niagara Financial Group, Inc., either as a Delaware corporation or as a federal corporation, in either case prior to consummation of the Conversion, with its principal executive offices located at 6950 South Transit Road, P.O. Box 514, Lockport, New York.

     "First Niagara Financial Group" shall mean the Mutual Company, FNFG, First Niagara Financial and/or any direct or indirect Subsidiary of First Niagara Financial.

     "First Niagara Financial Common Stock" shall mean the common stock, par value $.01 per share, of First Niagara Financial.

     "FIRST NIAGARA FINANCIAL GROUP DISCLOSURE SCHEDULE" shall mean a written disclosure schedule delivered by First Niagara Financial to FLBC specifically referring to the appropriate section of this Agreement and describing in reasonable detail the matters contained therein.

     "First Niagara Financial Option Plans" shall mean the First Niagara Financial Group, Inc. 1999 Stock Option Plan, the First Niagara Financial Group, Inc. 1999 Recognition and Retention Plan, and the First Niagara Financial Group, Inc. 2002 Long-Term Incentive Stock Benefit Plan.

     "First Niagara Financial Statements" shall mean the (i) unaudited balance sheet of the Mutual Company as of December 31, 2001 and the unaudited income statement of the Mutual Company for the year ended December 31, 2001, and (ii) the audited consolidated statements of financial condition (including related notes and schedules) of First Niagara Financial as of December 31, 2001 and 2000 and the consolidated statements of income, stockholders' equity and cash flows (including related notes and schedules, if any) of First Niagara Financial for each of the three years ended December 31, 2001, 2000 and 1999, as set forth in First Niagara Financial's annual report for the year ended December 31, 2001, and the unaudited interim consolidated financial statements of First Niagara Financial as of the end of each quarter following December 31, 2001, as filed by First Niagara Financial in its Securities Documents.

     "First Niagara Financial Subsidiary" means any corporation, 50% or more of the capital stock of which is owned, either directly or indirectly, by First Niagara Financial, First Niagara Bank or any Bank Affiliate, except any corporation the stock of which is held in the ordinary course of the lending activities of First Niagara Bank or any Bank Affiliate.

     "FLBC" shall mean Finger Lakes Bancorp, Inc., a Delaware corporation, with its principal offices located at 470 Exchange Place, Geneva, New York. As appropriate in the context, FLBC shall include Finger Lakes Financial Corp., the predecessor in interest to FLBC.

     "FLBC Common Stock" shall mean the common stock, par value $0.01 per share, of FLBC.

     "FLBC DISCLOSURE SCHEDULE" shall mean a written disclosure schedule delivered by FLBC to First Niagara Financial specifically referring to the appropriate section of this Agreement and describing in reasonable detail the matters described therein.

     "FLBC Employee Plan(s)" shall mean all stock option, employee stock purchase, stock bonus and any other stock-based plans, qualified pension or profit-sharing plans, any deferred compensation, non-qualified plan or arrangement, supplemental retirement, consultant, bonus or group insurance contract or any other incentive, health and welfare or employee benefit plan or agreement maintained for the benefit of any of the employees or former employees or directors of FLBC or any FLBC Subsidiary, whether written or oral.

     "FLBC ESOP" shall have the meaning set forth in Section 7.8.1.

     "FLBC Financial Statements" shall mean (i) the audited consolidated statements of financial condition (including related notes and schedules, if any) of FLBC as of December 31, 2001 and 2000 and the consolidated statements of income, stockholders' equity and cash flows (including related notes and schedules, if any) of FLBC for each of the three years ended December 31, 2001, 2001 and 1999, as filed by FLBC in its Securities Documents, and (ii) the unaudited interim consolidated financial statements of FLBC as of the end of each calendar quarter following December 31, 2001 as filed by FLBC in its Securities Documents.

     "FLBC Option Plans" shall mean the FLBC 1996 Stock Option Plan, the FLBC 1996 Management Recognition Plan, the FLBC 2001 Stock Option Plan, and the FLBC 2001 Recognition and Retention Plan and any amendments thereto.

     "FLBC Options" shall mean options to purchase shares of FLBC Common Stock granted pursuant to the FLBC Option Plans or as otherwise set forth in Section
4.01 of the FLBC DISCLOSURE SCHEDULE.

     "FLBC Regulatory Reports" means the Thrift Financial Reports of SBFL and accompanying schedules, as filed with the OTS, for each calendar quarter beginning with the quarter ended March 31, 2001, through the Closing Date, and all Annual Reports and any Current Report filed with the OTS by FLBC from December 31, 2000 through the Closing Date.

         "FLBC Stockholders Meeting" means the meeting of stockholders of FLBC to be held for the purpose of considering and approving this Agreement and the Merger.

         "FLBC Subsidiary" means any corporation, 50% or more of the capital stock of which is owned, either directly or indirectly, by FLBC or SBFL, except any corporation the stock of which is held in the ordinary course of the lending activities of SBFL.

         "FNFG" shall mean New First Niagara Financial Group, Inc., a Delaware corporation with its principal executive offices located at 6950 South Transit Road, P.O. Box 514, Lockport, New York 14095, which was organized in connection with the Conversion and which will be the successor to First Niagara Financial.

         "FNFG Common Stock" shall mean the common stock, par value $.01 per share, of FNFG that will be issued and sold in the Offering and the Merger.

         "FRB" shall mean the Board of Governors of the Federal Reserve System or any successor thereto.

         "GAAP" shall mean Generally Accepted Accounting Principles, consistently applied.

         "Governmental Entity" shall mean any Federal or state court, administrative agency or commission or other governmental authority or instrumentality.

         "HOLA" shall mean the Home Owners' Loan Act, as amended.

         "Independent Valuation" shall mean the appraised pro forma market value of the FNFG Common Stock issued in the Conversion and the Merger, and any updates, as determined by an independent valuation.

         "Knowledge" as used with respect to a Person (including references to such Person being aware of a particular matter) means those facts that are known, or should have been known (in the ordinary performance of their duties without additional inquiry specific to this Agreement), by the executive officers and directors of such Person, and includes any facts, matters or circumstances set forth in any written notice from any Bank Regulator or any other material written notice received by that Person.

         "Material Adverse Effect" shall mean, with respect to First Niagara Financial or FLBC, respectively, any effect that (i) is material and adverse to the financial condition, results of operations or business of the Mutual Company and First Niagara Financial and its Subsidiaries taken as a whole, or FLBC and its Subsidiaries taken as a whole, respectively, or (ii) materially impairs the ability of either FLBC, on the one hand, or First Niagara Financial, on the other hand, to consummate the transactions contemplated by this Agreement; provided that "Material Adverse Effect" shall not be deemed to include the impact of (a) changes in laws and regulations affecting banks or thrift institutions generally, (b) changes in GAAP or regulatory accounting principles generally applicable to financial institutions and their holding companies, (c) actions and omissions of a party (or any of its Subsidiaries) taken with the prior written consent of the other party, and (d) the direct effects of compliance with this Agreement on the operating performance of the parties including expenses incurred by the parties hereto in consummating the transactions contemplated by this Agreement, including without limitation the expenses associated with the termination of any of the FLBC Employee Plans as and to the extent contemplated herein.

         "Materials of Environmental Concern" means pollutants, contaminants, wastes, toxic substances, petroleum and petroleum products, and any other materials regulated under Environmental Laws.

         "Merger" shall mean the merger of FLBC with and into FNFG (or a subsidiary thereof) pursuant to the terms hereof.

         "Merger Consideration" shall mean the cash or FNFG Common Stock, or combination thereof, in a per share amount to be paid by FNFG for each share of FLBC Common Stock, equal to $20.00, as set forth in Section 3.1.

         "Merger Registration Statement" shall mean the registration statement, together with all amendments, filed with the SEC under the Securities Act for the purpose of registering shares of FNFG Common Stock to be offered to holders of FLBC Common Stock in connection with the Merger. The Merger Registration Statement and the Conversion Registration Statement may be separate registration statements or may be combined in one registration statement that shall register shares of FNFG Common Stock to be offered and sold in connection with the Offering and to be offered to holders of FLBC Common Stock in connection with the Merger.

         "Mid-Tier Holding Company Charter Conversion" shall mean the conversion of First Niagara Financial from a Delaware corporation to a federally chartered corporation.

         "Mutual Company" shall mean First Niagara Financial Group, MHC, a mutual holding company that owns a majority of the First Niagara Financial Group Common Stock.

         "Mutual Company Charter Conversion" shall mean the conversion of the Mutual Company from a New York chartered mutual holding company to a federally chartered mutual holding company.

         "NASD" shall mean the National Association of Securities Dealers, Inc.

         "Offering" shall mean the Conversion Offering and the Exchange
Offering.

         "OTS" shall mean the Office of Thrift Supervision.

         "PBGC" shall mean the Pension Benefit Guaranty Corporation, or any successor thereto.

         "Person" shall mean any individual, corporation, partnership, joint venture, association, trust or "group" (as that term is defined under the Exchange Act).

         "Plan of Conversion" shall mean the Plan of Conversion and Reorganization pursuant to which the Mutual Company will convert from the mutual form of organization to the capital stock form of organization.

         "Pre-Closing" shall have the meaning set forth in Section 10.1 hereof.

         "Pre-Closing Date" shall be the date on which the Pre-Closing occurs.

         "Proxy Statement-Prospectus" shall mean the proxy statement/prospectus, as amended or supplemented, to be delivered to shareholders of FLBC in connection with the solicitation of their approval of this Agreement and the transactions contemplated hereby and the offering of the FNFG Common Stock to them as Merger Consideration. The Proxy Statement-Prospectus may be combined with (i) the Conversion Prospectus delivered to offerees in the Conversion Offering and Exchange Offering, and (ii) the proxy statement delivered to First Niagara Financial stockholders in connection with the solicitation of their approval of the Conversion and the Plan of Conversion.

         "Rights" shall mean warrants, options, rights, convertible securities, stock appreciation rights and other arrangements or commitments which obligate an entity to issue or dispose of any of its capital stock or other ownership interests or which provide for compensation based on the equity appreciation of its capital stock.

         "SAIF" shall mean the Savings Association Insurance Fund administered by the FDIC.

         "SEC" shall mean the Securities and Exchange Commission.

         "Securities Act" shall mean the Securities Act of 1933, as amended.

         "Securities Documents" shall mean all reports, offering circulars, proxy statements, registration statements and all similar documents filed, or required to be filed, pursuant to the Securities Laws.

         "Securities Laws" shall mean the Securities Act; the Exchange Act; the Investment Company Act of 1940, as amended; the Investment Advisers Act of 1940, as amended; the Trust Indenture Act of 1939, as amended, and the rules and regulations of the SEC promulgated thereunder.

         "Stock Exchange" shall mean the Nasdaq National Market.

         "Subsidiary" shall have the meanings set forth in Rule 1-02 of Regulation S-X of the SEC.

         "Surviving Corporation" shall have the meaning set forth in Section 2.1 hereof.

         "Termination Date" shall mean June 30, 2003.

         "SBFL" shall mean Savings Bank of the Finger Lakes, FSB, a Federal savings bank, with its principal offices located at 450 Exchange Street, Geneva, New York, 14456, which is a wholly-owned subsidiary of FLBC.

         Other terms used herein are defined in the preamble and elsewhere in this Agreement.

                                   ARTICLE II
                                   THE MERGER

         2.1. Merger.

         As promptly as practicable following the satisfaction or waiver of the conditions to each party's respective obligations hereunder, and subject to the terms and conditions of this Agreement, at the Effective Time: (a) FLBC shall merge with and into FNFG, or a to-be-formed subsidiary of FNFG, with FNFG (or the subsidiary) as the resulting or surviving corporation (the "Surviving Corporation"); and (b) the separate existence of FLBC shall cease and all of the rights, privileges, powers, franchises, properties, assets, liabilities and obligations of FLBC shall be vested in and assumed by FNFG. As part of the Merger, each share of FLBC Common Stock will be converted into the right to receive the Merger Consideration pursuant to the terms of Article III hereof. Immediately after the Merger, SBFL shall merge with and into First Niagara Bank, with First Niagara Bank as the resulting institution.

         2.2. Effective Time.

         The Merger shall be effected by the filing of a certificate of merger with the Delaware Office of the Secretary of State on the day of the closing ("Closing Date") provided for in Article X hereof (the "Closing"), in accordance with the DGCL. The "Effective Time" means the date and time upon which the certificate of merger is filed with the Delaware Office of the Secretary of State, or as otherwise stated in the certificate of merger, in accordance with the DGCL. The Closing of the Merger shall immediately follow the closing of the Offering.

         2.3. Certificate of Incorporation and Bylaws.

         The Certificate of Incorporation and Bylaws of FNFG shall be the Certificate of Incorporation and Bylaws of the Surviving Corporation as in effect immediately prior to the Effective Time, until thereafter amended as provided therein and by applicable law.

         2.4. Directors and Officers of Surviving Corporation.

         Except as provided in Section 2.5, the directors of FNFG immediately prior to the Effective Time shall be the initial directors of the Surviving Corporation, each to hold office in accordance with the Certificate of Incorporation and Bylaws of the Surviving Corporation. The officers of FNFG immediately prior to the Effective Time shall be the initial officers of Surviving Corporation, in each case until their respective successors are duly elected or appointed and qualified.

         2.5. Additional Director of FNFG.

         Effective as of the Effective Time, the number of persons constituting the Board of Directors of FNFG shall be increased by one, and G. Thomas Bowers shall be appointed and elected to the FNFG Board to serve for a term expiring at the annual meeting of directors of FNFG following the year ending December 31, 2005.

         2.6. Effects of the Merger.

         At and after the Effective Time, the Merger shall have the effects as set forth in the DGCL.

         2.7. Tax Consequences.

         It is intended that the Merger shall constitute a reorganization within the meaning of Section 368(a) of the Code, and that this Agreement shall constitute a "plan of reorganization" as that term is used in Sections 354 and 361 of the Code. From and after the date of this Agreement and until the Closing, each party hereto shall use its reasonable best efforts to cause the Merger to qualify, and will not knowingly take any action, cause any action to be taken, fail to take any action or cause any action to fail to be taken which action or failure to act could prevent the Merger from qualifying as a reorganization under Section 368(a) of the Code. Following the Closing, neither FNFG, First Niagara Financial, nor any of their affiliates shall knowingly take any action, cause any action to be taken, fail to take any action or cause any action to fail to be taken, which action or failure to act could cause the Merger to fail to qualify as a reorganization under Section 368(a) of the Code. FNFG and FLBC each hereby agrees to deliver certificates substantially in compliance with IRS published advance ruling guidelines, with customary exceptions and modifications thereto, to enable counsel to deliver the legal opinion contemplated by Section 9.1.6, which certificates shall be effective as of the date of such opinion. This Section 2.7 shall not apply in the event circumstances occur resulting in the Merger Consideration becoming the "All Cash Consideration" as set forth in Section 2.9. In such a case, it is intended that the Merger shall constitute a taxable sale of the FLBC Common Stock held by the holders of such stock to FNFG.

         2.8. Possible Alternative Structures.

         Notwithstanding anything to the contrary contained in this Agreement, prior to the Effective Time First Niagara Financial or FNFG shall be entitled to revise the structure of the Merger described in Section 2.1 hereof, provided that (i) there are no adverse Federal or state income tax consequences to FLBC stockholders as a result of the modification; (ii) the consideration to be paid to the holders of FLBC Common Stock under this Agreement is not thereby changed in kind, value or reduced in amount; and (iii) such modification will not delay materially or jeopardize receipt of any required regulatory approvals or other consents and approvals relating to the consummation of the Merger. The Mutual Company, First Niagara Financial, FNFG, First Niagara Bank, FLBC and SBFL agree to appropriately amend this Agreement and any related documents in order to reflect any such revised structure.

         2.9. The Conversion

         Contemporaneous with the adoption of this Agreement, the Board of Directors of the Mutual Company is adopting a Plan of Conversion to convert into the capital stock form of organization. FNFG is being organized to succeed to the rights and obligations of the Mutual Company and First Niagara Financial and to offer for sale shares of common stock to depositors in the Conversion, based on the Independent Valuation. The price per share of the shares of FNFG Common Stock to be issued in the Conversion is referred to as the "Conversion Price Per

Share." The Conversion Price Per Share is expected to be $10.00. The shares of FNFG Common Stock to be issued in connection with the Merger will be either shares unsubcribed for in the Conversion subscription and/or community offering, or if such shares are unavailable, authorized but unissued shares of FNFG Common Stock, which shares shall be issued immediately following completion of the Conversion. If the Conversion is terminated, or if the Merger is postponed by First Niagara Financial Group such that for any reason whatsoever, it is not consummated prior to March 31, 2003, this Agreement shall be deemed to provide, without further action of the parties hereto, that the Merger Consideration shall be $20.00 in cash (the "All Cash Consideration"). Unless the payment of the All Cash Consideration has been approved by the FLBC shareholders, FLBC shall as promptly as practicable hold another meeting of its stockholders to approve the All Cash Consideration.

                                  ARTICLE III
                              CONVERSION OF SHARES

         3.1. Conversion of FLBC Common Stock; Merger Consideration.

         At the Effective Time, by virtue of the Merger and without any action on the part of FNFG, FLBC or the holders of any of the shares of FLBC Common Stock, the Merger shall be effected in accordance with the following terms:

              3.1.1. All shares of FLBC Common Stock held in the treasury of FLBC and each share of FLBC Common Stock owned by First Niagara Financial or any direct or indirect wholly owned subsidiary of First Niagara Financial or FNG or of FLBC immediately prior to the Effective Time (other than shares held in a fiduciary capacity or in connection with debts previously contracted) shall, at the Effective Time, cease to exist, and the certificates for such shares shall be canceled as promptly as practicable thereafter, and no payment or distribution shall be made in consideration therefor.

              3.1.2. Each outstanding share of FLBC Common Stock that under the terms of Section 3.2 is to be converted into the right to receive shares of FNFG Common Stock shall, subject to Section 3.3, be converted into and become the right to receive that number of shares of FNFG Common Stock as shall equal $20.00 divided by the Conversion Price Per Share. For example, if the Conversion Price Per Share is $10.00, then each outstanding share of FLBC Common Stock that under the terms of Section 3.2 is to be converted into the right to receive shares of FNFG Common Stock shall, subject to Section 3.3, be converted into and become the right to receive two (2) shares of FNFG Common Stock.

              3.1.3. Each outstanding share of FLBC Common Stock that under the terms of Section 3.2 is to be converted into the right to receive cash shall be converted into the right to receive a cash payment of $20.00 (the "Cash Election Price").

              3.1.4. Each outstanding share of FLBC Common Stock the holder of which has perfected his right to dissent under the DGCL and has not effectively withdrawn or lost such right as of the Effective Time (the "Dissenting Shares") shall not be converted into or represent a right to receive shares of FNFG Common Stock or cash hereunder, and the holder thereof shall be entitled only to such rights as are granted by the DGCL. FLBC shall give FNFG prompt notice upon receipt by FLBC of any such demands for payment of the fair value of such shares of FLBC Common Stock and of withdrawals of such notice and any other instruments provided pursuant to applicable law (any shareholder duly making such demand being hereinafter called a "Dissenting Shareholder"), and FNFG shall have the right to participate in all negotiations and proceedings with respect to any such demands. FLBC shall not, except with the prior written consent of FNFG, voluntarily make any payment with respect to, or settle or offer to settle, any such demand for payment, or waive any failure to timely deliver a written demand for appraisal or the taking of any other action by such Dissenting Shareholder as may be necessary to perfect appraisal rights under the DGCL. Any payments made in respect of Dissenting Shares shall be made by the Surviving Company.

              3.1.5. If any Dissenting Shareholder shall effectively withdraw or lose (through failure to perfect or otherwise) his right to such payment at or prior to the Effective Time, such holder's shares of FLBC Common Stock shall be converted into a right to receive cash or FNFG Common Stock in accordance with the applicable provisions of this Agreement. If such holder shall effectively withdraw or lose (through failure to perfect or otherwise) his right to such payment after the Effective Time, each share of FLBC Common Stock of such holder shall be converted on a share by share basis into either the right to receive the Cash Election Price or FNFG Common Stock as FNFG shall determine in its sole discretion.

              3.1.6. After the Effective Time, shares of FLBC Common Stock shall be no longer outstanding and shall automatically be canceled and shall cease to exist, and shall thereafter by operation of this section be the right to receive the Merger Consideration.

         3.2. Election Procedures.

         Holders of FLBC Common Stock may elect to receive shares of FNFG Common Stock or the Cash Election Price in exchange for their shares of FLBC Common Stock in accordance with the following procedures.

              3.2.1. An election form as FNFG and FLBC shall mutually agree ("Election Form") will be sent no later than 15 business days prior to the expected Effective Time (provided that it need not be sent until the requisite approvals from the Bank Regulators (as defined in Section 8.4) have been obtained) to each holder of record of FLBC Common Stock permitting such holder (or in the case of nominee record holders, the beneficial owner through proper instructions and documentation) (i) to elect to receive FNFG Common Stock with respect to each share of such holder's FLBC Common Stock as provided herein (the "FLBC Stock Election Shares") or (ii) to elect to receive cash with respect to each share of such holder's FLBC Common Stock as provided herein (the "FLBC Cash Election Shares"). Any shares of FLBC Common Stock with respect to which the holder thereof shall not, as of the Election Deadline, have made such an election by submission to the Exchange Agent on an effective, properly completed Election Form shall be deemed converted on a share by share basis into either the right to receive the Cash Election Price or FNFG Common Stock as FNFG shall determine in its sole discretion. Any Dissenting Shares shall be deemed to be FLBC Cash Election Shares, and with respect to such shares the holders thereof shall in no event receive consideration comprised of FNFG Common Stock.

              3.2.2. The term "Election Deadline", as used below, shall mean 5:00 p.m., Eastern time, on the 20th business day following but not including the date of mailing of the Election Form or such other date as FLBC and FNFG shall mutually agree upon. Any election to receive FNFG Common Stock or cash shall have been properly made only if the Exchange Agent shall have actually received a properly completed Election Form by the Election Deadline. Any Election Form may be revoked or changed by the person submitting such Election Form to the Exchange Agent by written notice to the Exchange Agent only if such notice is actually received by the Exchange Agent at or prior to the Election Deadline. The Certificate or Certificates relating to any revoked Election Form shall be promptly returned without charge to the person submitting the Election Form to the Exchange Agent. The Exchange Agent shall have discretion to determine when any election, modification or revocation is received and whether any such election, modification or revocation has been properly made. Within five business days after the Election Deadline, the Exchange Agent shall calculate the allocation among holders of FLBC Common Stock of rights to receive FNFG Common Stock or the Cash Election Price in the Merger in accordance with the Election Forms as follows:

              (i) If the number of FLBC Cash Election Shares is greater than the quotient of (x) $31,358,550 divided by (y) the Cash Election Price (the "Cash Conversion Shares"), then:

                   (1) all FLBC Stock Election Shares will be converted into the right to receive FNFG Common Stock, and

                   (2) each FLBC Cash Election Share will be converted into the right to receive FNFG Common Stock and cash in the following manner:

                        (A) a proration factor (the "Cash Proration Factor") shall be determined by dividing (x) $31,358,550, by (y) the product of the number of FLBC Cash Election Shares multiplied by the Cash Election Price;

                        (B) the number of FLBC Cash Election Shares held by each holder of shares of FLBC Common Stock that will be converted into the right to receive cash pursuant to the terms of Section 3.1.3 shall be determined by multiplying the Cash Proration Factor by the number of FLBC Cash Election Shares held by such holder; and

                        (C) all FLBC Cash Election Shares other than those shares converted into the right to receive cash in accordance with the preceding subparagraph (B) shall be converted into the right to receive FNFG Common Stock in accordance with the terms of
                              Section 3.1.2; or

              (ii) If the number of FLBC Cash Election Shares is less than the
                   Cash Conversion Shares, then:

                       (1) all FLBC Cash Election Shares (subject to the
                           provisions of Section 3.1.4 with respect to any Dissenting Shares) will be converted into the right to receive cash, and

                       (2) each FLBC Stock Election Share will be converted into
                           the right to receive FNFG Common Stock and cash in the following manner:

                           (A) a proration factor (the "Stock Proration Factor") shall be determined by dividing the Stock Conversion Shares (as defined below) by the number of FLBC Stock Election Shares. The "Stock Conversion Shares" shall mean the difference between (x) the total number of shares of FLBC Common Stock outstanding immediately prior to the Effective Time minus
                                (y) the Cash Conversion Shares;

                           (B) the number of FLBC Stock Election Shares held by each holder of shares of FLBC Common Stock that will be converted into the right to receive shares of FNFG Common Stock pursuant to the terms of Section 3.1.2 shall be determined by multiplying the Stock Proration Factor by the number of FLBC Stock Election Shares held by such holder; and

                           (C) all FLBC Stock Election Shares other than those shares converted into the right to receive FNFG Common Stock in accordance with the preceding subparagraph (B) shall be converted into the right to receive cash in accordance with the terms of Section 3.1.3; or

              (iii) If the number of FLBC Stock Election Shares is equal to the number of Stock Conversion Shares and the number of FLBC Cash Election Shares is equal to the number of Cash Conversion Shares, then subparagraphs (i) and (ii) above shall not apply and all FLBC Stock Election Shares will be converted into the right to receive FNFG Common Stock and all FLBC Cash Election Shares (subject to the provisions of Section 3.1.4) will be converted into the right to receive cash.

              3.2.3. No Fractional Shares. Notwithstanding anything to the contrary contained herein, no certificates or scrip representing fractional shares of FNFG Common Stock shall be issued upon the surrender for exchange of Certificates, no dividend or distribution with respect to FNFG Common Stock shall be payable on or with respect to any fractional share interest, and such fractional share interests shall not entitle the owner thereof to vote or to any other rights of a stockholder of FNFG. In lieu of the issuance of any such fractional share, FNFG shall pay to each former holder of FLBC Common Stock who otherwise would be entitled to receive a fractional share of FNFG Common Stock, an amount in cash determined by multiplying the price for which the FNFG Common Stock is sold in the Offering by the fraction of a share of FNFG Common Stock which such holder would otherwise be entitled to receive pursuant to Section 3.1.3 hereof. No interest will be paid on the cash that the holders of such fractional shares shall be entitled to receive upon such delivery. For purposes of determining any fractional share interest, all shares of FLBC Common Stock owned by a FLBC shareholder shall be combined so as to calculate the maximum number of whole shares of FNFG Common Stock issuable to such FLBC shareholder.

         3.3. Procedures for Exchange of FLBC Common Stock.

              3.3.1. FNFG to Make Merger Consideration Available. At or promptly after the Election Deadline (but in no event prior to the Effective Time), FNFG shall deposit, or shall cause to be deposited, with the Exchange Agent for the benefit of the holders of FLBC Common Stock, for exchange in accordance with this Section 3.3, certificates representing the shares of FNFG Common Stock and an estimated amount of cash sufficient to pay the aggregate Cash Election Price payable hereunder and any cash that may be payable in lieu of any fractional shares (such cash and certificates for shares of FNFG Common Stock, together with any dividends or distributions with respect thereto, being hereinafter referred to as the "Exchange Fund").

              3.3.2. Exchange of Certificates. Within five (5) business days after the Effective Time, FNFG shall take all steps necessary to cause the Exchange Agent to mail to each holder of a Certificate or Certificates, a form letter of transmittal for return to the Exchange Agent and instructions for use in effecting the surrender of the Certificates for certificates representing, as the case may be, the shares of FNFG Common Stock, cash in respect of the Cash Election Price, and cash in lieu of fractional shares into which the FLBC Common Stock represented by such Certificates shall have been converted as a result of the Merger. The letter of transmittal (which shall be subject to the reasonable approval of FLBC) shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Exchange Agent. Upon proper surrender of a Certificate for exchange and cancellation to the Exchange Agent, together with a properly completed letter of transmittal, duly executed, the holder of such Certificate shall be entitled to receive in exchange therefor, as applicable, (i) a certificate representing that number of shares of FNFG Common Stock (if any) to which such former holder of FLBC Common Stock shall have become entitled pursuant to the provisions of Section 3.1.2 hereof, (ii) a check representing that amount of cash (if any) to which such former holder of FLBC Common Stock shall have become entitled in respect of the Cash Election Price pursuant to the provisions of Section 3.2 hereof and (iii) a check representing the amount of cash (if any) payable in lieu of fractional shares of FNFG Common Stock, which such former holder has the right to receive in respect of the Certificate surrendered pursuant to the provisions of this Section 3, and the Certificate so surrendered shall forthwith be cancelled. No interest will be paid or accrued on the cash payable in lieu of fractional shares. Certificates surrendered for exchange by any person who is an "affiliate" of FLBC for purposes of Rule 145(c) under the Securities Act shall not be exchanged for certificates representing shares of FNFG Common Stock until FNFG or First Niagara Financial has received the written agreement of such person contemplated by Section 8.5 hereof.

              3.3.3. Rights of Certificate Holders after the Effective Time. The holder of a Certificate that prior to the Merger represented issued and outstanding FLBC Common Stock shall have no rights, after the Effective Time, with respect to such FLBC Common Stock except to surrender the Certificate in exchange for the Merger Consideration as provided in this Agreement. No dividends or other distributions declared after the Effective Time with respect to FNFG Common Stock shall be paid to the holder of any unsurrendered Certificate until the holder thereof shall surrender such Certificate in accordance with this Section 3.3. After the surrender of a Certificate in accordance with this Section 3.3, the record holder thereof shall be entitled to receive any such dividends or other distributions, without any interest thereon, which theretofore had become payable with respect to shares of FNFG Common Stock represented by such Certificate.

              3.3.4. Surrender by Persons Other than Record Holders. If the Person surrendering a Certificate and signing the accompanying letter of transmittal is not the record holder thereof, then it shall be a condition of the payment of the Merger Consideration that: (i) such Certificate is properly endorsed to such Person or is accompanied by appropriate stock powers, in either case signed exactly as the name of the record holder appears on such Certificate, and is otherwise in proper form for transfer, or is accompanied by appropriate evidence of the authority of the Person surrendering such Certificate and signing the letter of transmittal to do so on behalf of the record holder; and (ii) the person requesting such exchange shall pay to the Exchange Agent in advance any transfer or other taxes required by reason of the payment to a person other than the registered holder of the Certificate surrendered, or required for any other reason, or shall establish to the satisfaction of the Exchange Agent that such tax has been paid or is not payable.

              3.3.5. Closing of Transfer Books. From and after the Effective Time, there shall be no transfers on the stock transfer books of FLBC of the FLBC Common Stock that were outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates representing such shares are presented for transfer to the Exchange Agent, they shall be exchanged for the Merger Consideration and canceled as provided in this Section 3.3.

              3.3.6. Return of Exchange Fund. At any time following the twelve
(12) month period after the Effective Time, FNFG shall be entitled to require the Exchange Agent to deliver to it any portions of the Exchange Fund which had been made available to the Exchange Agent and not disbursed to holders of Certificates (including, without limitation, all interest and other income received by the Exchange Agent in respect of all funds made available to it), and thereafter such holders shall be entitled to look to FNFG (subject to abandoned property, escheat and other similar laws) with respect to any Merger Consideration that may be payable upon due surrender of the Certificates held by them. Notwithstanding the foregoing, neither FNFG nor the Exchange Agent shall be liable to any holder of a Certificate for any Merger Consideration delivered in respect of such Certificate to a public official pursuant to any abandoned property, escheat or other similar law.

              3.3.7. Lost, Stolen or Destroyed Certificates. In the event any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and, if required by FNFG, the posting by such person of a bond in such amount as FNFG may reasonably direct as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Certificate the Merger Consideration deliverable in respect thereof.

              3.3.8. Withholding. FNFG or the Exchange Agent will be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement or the transactions contemplated hereby to any holder of FLBC Common Stock such amounts as FNFG (or any Affiliate thereof) or the Exchange Agent are required to deduct and withhold with respect to the making of such payment under the Code, or any applicable provision of U.S. federal, state, local or non-U.S. tax law. To the extent that such amounts are properly withheld by FNFG or the Exchange Agent, such withheld amounts will be treated for all purposes of this Agreement as having been paid to the holder of the FLBC Common Stock in respect of whom such deduction and withholding were made by FNFG or the Exchange Agent.

         3.4. Treatment of FLBC Options.

         Holders of FLBC Options may elect to receive FNFG Common Stock or Cash in exchange for their FLBC Options in accordance with the following procedures set forth in this Section 3.4.

              3.4.1. Stock Election. Each holder of an outstanding FLBC Option that is to be converted into FNFG Common Stock, shall receive shares of FNFG Common Stock in an amount equal to the quotient of (x) $20.00 minus the exercise price of the option, multiplied by the number of shares covered by the option, divided by (y) the Conversion Price Per Share. For example, assuming a Conversion Price Per Share of $10.00, a stock election as to an FLBC option for 100 shares with an exercise price of $5.00 per share shall result in the receipt of 150 shares of FNFG Common Stock (subject to Section 3.4.3).

              3.4.2. Cash Election. Each holder of an outstanding FLBC Option that is to be converted into the right to receive cash ("FLBC Cash Election Options") shall receive cash in an amount equal to $20.00, minus the exercise price of the option, multiplied by the number of shares covered by the option.

              3.4.3. Election Procedures. If the option election process creates a distribution, among all option holders in the aggregate , other than the right to receive 50% stock and 50% cash then:

                    (A) a proration factor shall be determined by dividing (x) 165,195 (50% of options outstanding), by (y) the number of FLBC Options electing to receive cash;

                    (B) the number of FLBC Cash Election Options held by each holder of shares of FLBC Options that will be converted into the right to receive cash pursuant to the terms of Section 3.4.2 shall be determined by multiplying the Proration Factor by the number of FLBC Cash Election Options held by such holder; and

                    (C) all FLBC Cash Election Options other than those options converted into the right to receive cash in accordance with the preceding subparagraph (B) shall be converted into the right to receive FNFG Common Stock in accordance with 3.4.1.

         3.5. Reservation of Shares.

         FNFG shall reserve for issuance a sufficient number of shares of the FNFG Common Stock for the purpose of issuing shares of FNFG Common Stock to the FLBC shareholders and option holders in accordance with this Article III.

                                   ARTICLE IV
                     REPRESENTATIONS AND WARRANTIES OF FLBC

         FLBC and SBFL represent and warrant to First Niagara Financial, FNFG and First Niagara Bank that the statements contained in this Article IV are correct and complete as of the date of this Agreement and will be correct and complete as of the Closing Date (as though made then and as though the Closing Date were substituted for the date of this Agreement throughout this Article
IV), except as set forth in the FLBC DISCLOSURE SCHEDULE delivered by FLBC to First Niagara Financial on the date hereof, and except as to any representation or warranty which specifically relates to an earlier date. FLBC and SBFL have made a good faith effort to ensure that the disclosure on each schedule of the FLBC DISCLOSURE SCHEDULE corresponds to the section referenced herein. However, for purposes of the FLBC DISCLOSURE SCHEDULE, any item disclosed on any schedule therein is deemed to be fully disclosed with respect to all schedules under which such item may be relevant. References to the Knowledge of FLBC shall include the Knowledge of SBFL.

         4.1. Organization.

              4.1.1. FLBC is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware, and is duly registered as a savings and loan holding company under the HOLA. FLBC has full corporate power and authority to carry on its business as now conducted and is duly licensed or qualified to do business in the states of the United States and foreign jurisdictions where its ownership or leasing of property or the conduct of its business requires such qualification, except where the failure to be so licensed or qualified would not have a Material Adverse Effect on FLBC.

              4.1.2. SBFL is a savings bank organized, validly existing and in good standing under federal law. SBFL is the only direct FLBC Subsidiary. The deposits of SBFL are insured by the FDIC through the SAIF to the fullest extent permitted by law, and all premiums and assessments required to be paid in connection therewith have been paid by SBFL when due. Each other FLBC Subsidiary is a corporation or limited liability company duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation or organization.

              4.1.3. SBFL is a member in good standing of the FHLB and owns the requisite amount of stock therein.

              4.1.4. The respective minute books of FLBC and each FLBC Subsidiary accurately records, in all material respects, all material corporate actions of their respective shareholders and boards of directors (including committees) through July 1, 2002.

              4.1.5. Prior to the date of this Agreement, FLBC has made available to First Niagara Financial true and correct copies of the certificate of incorporation or charter and bylaws of FLBC and SBFL.

         4.2. Capitalization.

              4.2.1. The authorized capital stock of FLBC consists of 5,000,000 shares of common stock, $0.01 par value per share, of which 3,173,807 shares are outstanding, validly issued, fully paid and nonassessable and free of preemptive rights, and 1,000,000 shares of preferred stock, $0.01 par value ("FLBC Preferred Stock"), none of which are outstanding. There are 277,450 shares of FLBC Common Stock held by FLBC as treasury stock. Neither FLBC nor any FLBC Subsidiary has or is bound by any Rights of any character relating to the purchase, sale or issuance or voting of, or right to receive dividends or other distributions on any shares of FLBC Common Stock, or any other security of FLBC or any securities representing the right to vote, purchase or otherwise receive any shares of FLBC Common Stock or any other security of FLBC, other than shares issuable under the FLBC Stock Option Plans. FLBC DISCLOSURE SCHEDULE 4.2.1 sets forth the name of each holder of options to purchase FLBC Common Stock, the number of shares each such individual may acquire pursuant to the exercise of such options, the vesting dates, and the exercise price relating to the options held, as well as the names of each holder of an outstanding restricted stock award, the number of shares subject to each award, and the vesting dates.

              4.2.2. FLBC owns all of the capital stock of SBFL, free and clear of any lien or encumbrance. Except for the FLBC Subsidiaries, FLBC does not possess, directly or indirectly, any material equity interest in any corporate entity, except for equity interests held in the investment portfolios of FLBC Subsidiaries, equity interests held by FLBC Subsidiaries in a fiduciary capacity, and equity interests held in connection with the lending activities of FLBC Subsidiaries, including stock in the FHLB.

              4.2.3. Except as disclosed in FLBC DISCLOSURE SCHEDULE 4.2.3, to FLBC's Knowledge, no Person or "group" (as that term is used in Section 13(d)(3) of the Exchange Act), is the beneficial owner (as defined in Section 13(d) of the Exchange Act) of 5% or more of the outstanding shares of FLBC Common Stock.

         4.3. Authority; No Violation.

              4.3.1. FLBC and SBFL each has full corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by FLBC and SBFL and the completion by FLBC and SBFL of the transactions contemplated hereby, up to and including the Merger, have been duly and validly approved by the Board of Directors of FLBC and SBFL, respectively, and, except for approval of the shareholders of FLBC, no other corporate proceedings on the part of FLBC or SBFL are necessary to complete the transactions contemplated hereby, up to and including the Merger. This Agreement has been duly and validly executed and delivered by FLBC and SBFL, and the Bank Merger has been duly and validly approved by the Board of Directors of SBFL, and by FLBC in its capacity as sole stockholder of SBFL, and subject to approval by the shareholders of FLBC and receipt of the required approvals of the Bank

Regulators described in Section 8.4 hereof, constitutes the valid and binding obligations of FLBC and SBFL, enforceable against FLBC and SBFL in accordance with its terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors' rights generally, and as to SBFL, the conservatorship or receivership provisions of the FDIA, and subject, as to enforceability, to general principles of equity.

              4.3.2. (A) The execution and delivery of this Agreement by FLBC and SBFL, (B) subject to receipt of approvals from the Bank Regulators referred to in Section 8.4 hereof, and FLBC's and First Niagara Financial Group's compliance with any conditions contained therein, and subject to the receipt of the approval of FLBC's stockholders, the consummation of the transactions contemplated hereby, and (C) compliance by FLBC and SBFL with any of the terms or provisions hereof will not (i) conflict with or result in a breach of any provision of the certificate of incorporation or bylaws of FLBC or any FLBC Subsidiary or the charter and bylaws of SBFL; (ii) violate any statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to FLBC or any FLBC Subsidiary or any of their respective properties or assets; or (iii) except as set forth in FLBC DISCLOSURE SCHEDULE 4.3.2, violate, conflict with, result in a breach of any provisions of, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default), under, result in the termination of, accelerate the performance required by, or result in a right of termination or acceleration or the creation of any lien, security interest, charge or other encumbrance upon any of the properties or assets of FLBC or SBFL under any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other investment or obligation to which FLBC or SBFL is a party, or by which they or any of their respective properties or assets may be bound or affected, except for such violations, conflicts, breaches or defaults under clause (ii) or (iii) hereof which, either individually or in the aggregate, will not have a Material Adverse Effect on FLBC and the FLBC Subsidiaries taken as a whole.

         4.4. Consents.

         Except for the consents, waivers, approvals, filings and registrations from or with the Bank Regulators referred to in Section 8.4 hereof and compliance with any conditions contained therein, and the approval of this Agreement by the requisite vote of the shareholders of FLBC, no consents, waivers or approvals of, or filings or registrations with, any Bank Regulator are necessary, and, to FLBC's Knowledge and except as disclosed in the FLBC DISCLOSURE SCHEDULE 4.4, no consents, waivers or approvals of, or filings or registrations with, any other third parties are necessary, in connection with
(a) the execution and delivery of this Agreement by FLBC and SBFL, and (b) the completion by FLBC and SBFL of the Merger and the Bank Merger. FLBC and SBFL have no reason to believe that (i) any required approvals from a Bank Regulator or other required consents or approvals will not be received, or that (ii) any public body or authority, the consent or approval of which is not required or to which a filing is not required, will object to the completion of the transactions contemplated by this Agreement.

         4.5. Financial Statements.

              4.5.1. FLBC has previously made available to First Niagara Financial the FLBC Regulatory Reports. The FLBC Regulatory Reports have been prepared in all material respects in accordance with applicable regulatory accounting principles and practices throughout the periods covered by such statements, and fairly present in all material respects, the consolidated financial position, results of operations and changes in shareholders' equity of FLBC as of and for the periods ended on the dates thereof, in accordance with applicable regulatory accounting principles applied on a consistent basis.

           4.5.2. FLBC has previously made available to First Niagara Financial the FLBC Financial Statements. The FLBC Financial Statements have been prepared in accordance with GAAP, and (including the related notes where applicable) fairly present in each case in all material respects (subject in the case of the unaudited interim statements to normal year-end adjustments), the consolidated financial position, results of operations and cash flows of FLBC and the FLBC Subsidiaries on a consolidated basis as of and for the respective periods ending on the dates thereof, in accordance with GAAP during the periods involved, except as indicated in the notes thereto, or in the case of unaudited statements, as permitted by Form 10-Q.

           4.5.3. At the date of each balance sheet included in the FLBC Financial Statements or the FLBC Regulatory Reports, FLBC did not have any liabilities, obligations or loss contingencies of any nature (whether absolute, accrued, contingent or otherwise) of a type required to be reflected in such FLBC Financial Statements or FLBC Regulatory Reports or in the footnotes thereto which are not fully reflected or reserved against therein or fully disclosed in a footnote thereto, except for liabilities, obligations and loss contingencies which are not material individually or in the aggregate or which are incurred in the ordinary course of business, consistent with past practice, and except for liabilities, obligations and loss contingencies which are within the subject matter of a specific representation and warranty herein and subject, in the case of any unaudited statements, to normal, recurring audit adjustments and the absence of footnotes.

     4.6.  Taxes.

     FLBC and the FLBC Subsidiaries are members of the same affiliated group within the meaning of Code Section 1504(a). FLBC has duly filed all federal, state and material local tax returns required to be filed by or with respect to FLBC and every FLBC Subsidiary on or prior to the Closing Date (all such returns, to FLBC's Knowledge, being accurate and correct in all material respects) and has duly paid or made provisions for the payment of all material federal, state and local taxes which have been incurred by or are due or claimed to be due from FLBC and any FLBC Subsidiary by any taxing authority or pursuant to any written tax sharing agreement on or prior to the Closing Date other than taxes or other charges which (i) are not delinquent, (ii) are being contested in good faith, or (iii) have not yet been fully determined. As of the date of this Agreement, FLBC has received no written notice of, and to FLBC's Knowledge there is no audit examination, deficiency assessment, tax investigation or refund litigation with respect to any taxes of FLBC or any of its Subsidiaries, and no claim has been made by any authority in a jurisdiction where FLBC or any of its Subsidiaries do not file tax returns that FLBC or any such Subsidiary is subject to taxation in that jurisdiction. Except as set forth in FLBC DISCLOSURE
SCHEDULE 4.6, FLBC and its Subsidiaries have not executed an extension or waiver of any statute of limitations on the assessment or collection of any material tax due that is currently in effect. FLBC and each of its Subsidiaries has withheld and paid all taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, stockholder or other third party, and FLBC and each of its Subsidiaries, to FLBC's Knowledge, has timely complied with all applicable information reporting requirements under Part III, Subchapter A of Chapter 61 of the Code and similar applicable state and local information reporting requirements.

     4.7.  No Material Adverse Effect.

     FLBC and the FLBC Subsidiaries, taken as a whole, have not suffered any Material Adverse Effect since December 31, 2001.

     4.8.  Material Contracts; Leases; Defaults.

           4.8.1. Except for this Agreement, and those agreements and other documents which have been filed as exhibits to FLBC's Securities Documents or set forth in the FLBC DISCLOSURE SCHEDULE 4.8.1, neither FLBC nor any FLBC Subsidiary is a party to, bound by or subject to (i) any agreement, contract, arrangement, commitment or understanding (whether written or oral) that is a "material contract" within the meaning of Item 601(b)(10) of the SEC's Regulation S-K (ii) any collective bargaining agreement with any labor union relating to employees of FLBC or any FLBC Subsidiary; (iii) any agreement which by its terms limits the payment of dividends by FLBC or SBFL; (iv) any instrument evidencing or related to material indebtedness for borrowed money whether directly or indirectly, by way of purchase money obligation, conditional sale, lease purchase, guaranty or otherwise, in respect of which FLBC or any FLBC Subsidiary is an obligor to any person, which instrument evidences or relates to indebtedness other than deposits, repurchase agreements, FHLB advances, bankers' acceptances, and "treasury tax and loan" accounts established in the ordinary course of business and transactions in "federal funds" or which contains financial covenants or other restrictions (other than those relating to the payment of principal and interest when due) which would be applicable on or after the Closing Date to FNFG or any FNFG Subsidiary; (v) any contract (other than this Agreement) limiting the freedom, in any material respect, of FLBC or SBFL to engage in any type of banking or bank-related business which FLBC or SBFL is permitted to engage in under applicable law as of the date of this Agreement or (vi) any agreement, contract, arrangement, commitment or understanding (whether written or oral) that restricts or limits in any material way the conduct of business by FLBC or any FLBC Subsidiary (it being understood that any non-compete or similar provision shall be deemed material).

           4.8.2. Each real estate lease that may require the consent of the lessor or its agent resulting from the Merger or the merger of SBFL into First Niagara Bank by virtue of a prohibition or restriction relating to assignment, by operation of law or otherwise, or change in control, is listed in FLBC DISCLOSURE SCHEDULE 4.8.2 identifying the section of the lease that contains such prohibition or restriction. Subject to any consents that may be required as a result of the transactions contemplated by this Agreement, to its Knowledge, neither FLBC nor any FLBC Subsidiary is in default in any material respect under any material contract, agreement, commitment, arrangement, lease, insurance policy or other instrument to which it is a party, by which its assets, business, or operations may be bound or affected, or under which it or its assets, business, or operations receive benefits, and there has not occurred any event that, with the lapse of time or the giving of notice or both, would constitute such a default.

           4.8.3. True and correct copies of agreements, contracts, arrangements and instruments referred to in Section 4.8.1 and 4.8.2 have been made available to First Niagara Financial on or before the date hereof, are listed on FLBC DISCLOSURE SCHEDULE 4.8.3 and are in full force and effect on the date hereof and neither FLBC nor any FLBC Subsidiary (nor, to the Knowledge of FLBC, any other party to any such contract, arrangement or instrument) has materially breached any provision of, or is in default in any respect under any term of, any such contract, arrangement or instrument. Subject to obtaining any consents that may be required as a result of the transactions contemplated in this Agreement, except as listed on FLBC DISCLOSURE SCHEDULE 4.8.3, no party to any material contract, arrangement or instrument will have the right to terminate any or all of the provisions of any such contract, arrangement or instrument as a result of the execution of, and the transactions contemplated by, this Agreement. No contract, or similar agreement or arrangement to which FLBC or any FLBC Subsidiary is a party or under which FLBC or any FLBC Subsidiary may be liable contains provisions which permit an independent contractor to terminate it without cause and continue to accrue future benefits thereunder.

     4.9.  Ownership of Property; Insurance Coverage.

           4.9.1. FLBC and each FLBC Subsidiary has good and, as to real property, marketable title to all material assets and properties owned by FLBC or each FLBC Subsidiary in the conduct of its businesses, whether such assets and properties are real or personal, tangible or intangible, including assets and property reflected in the balance sheets contained in the FLBC Regulatory Reports and in the FLBC Financial Statements or acquired subsequent thereto (except to the extent that such assets and properties have been disposed of in the ordinary course of business, since the date of such balance sheets), subject to no material encumbrances, liens, mortgages, security interests or pledges, except as listed on FLBC DISCLOSURE SCHEDULE 4.9 (i) those items which secure liabilities for public or statutory obligations or any discount with, borrowing from or other obligations to FHLB, inter-bank credit facilities, or any transaction by an FLBC Subsidiary acting in a fiduciary capacity, and (ii) statutory liens for amounts not yet delinquent or which are being contested in good faith. FLBC and the FLBC Subsidiaries, as lessee, have the right under valid and existing leases of real and personal properties used by FLBC and its Subsidiaries in the conduct of their businesses to occupy or use all such properties as presently occupied and used by each of them. Such existing leases and commitments to lease constitute or will constitute operating leases for both tax and financial accounting purposes and the lease expense and minimum rental commitments with respect to such leases and lease commitments are as disclosed in all material respects in the notes to the FLBC Financial Statements.

           4.9.2. With respect to all material agreements pursuant to which FLBC or any FLBC Subsidiary has purchased securities subject to an agreement to resell, if any, FLBC or such FLBC Subsidiary, as the case may be, has a lien or security interest (which to FLBC's Knowledge is a valid, perfected first lien) in the securities or other collateral securing the repurchase agreement, and the value of such collateral equals or exceeds the amount of the debt secured thereby.

           4.9.3. FLBC and each FLBC Subsidiary currently maintain insurance considered by each of them to be reasonable for their respective operations. Neither FLBC nor any FLBC Subsidiary, except as disclosed in FLBC DISCLOSURE SCHEDULE 4.9.3, has received notice from any insurance carrier that (i) such insurance will be canceled or that coverage thereunder will be reduced or eliminated, or (ii) premium costs with respect to such policies of insurance will be substantially increased. There are presently no material claims pending under such policies of insurance and no notices have been given by FLBC or any FLBC Subsidiary under such policies. All such insurance is valid and enforceable and in full force and effect, and within the last three years FLBC and each FLBC Subsidiary has received each type of insurance coverage for which it has applied and during such periods has not been denied indemnification for any material claims submitted under any of its insurance policies. FLBC DISCLOSURE SCHEDULE 4.9.3 identifies all policies of insurance maintained by FLBC and each FLBC Subsidiary as well as the other matters required to be disclosed under this Section.

     4.10. Legal Proceedings.

     Except as set forth in FLBC DISCLOSURE SCHEDULE 4.10, neither FLBC nor any FLBC Subsidiary is a party to any, and there are no pending or, to FLBC's Knowledge, threatened legal, administrative, arbitration or other proceedings, claims (whether asserted or unasserted), actions or governmental investigations or inquiries of any nature (i) against FLBC or any FLBC Subsidiary (other than routine bank regulatory examinations), (ii) to which FLBC or any FLBC Subsidiary's assets are or may be subject, (iii) challenging the validity or propriety of any of the transactions contemplated by this Agreement, or (iv) which could adversely affect the ability of FLBC or SBFL to perform under this Agreement, except for any proceedings, claims, actions, investigations or inquiries referred to in clauses (i) or (ii) which, if adversely determined, individually or in the aggregate, could not be reasonably expected to have a Material Adverse Effect on FLBC and the FLBC Subsidiaries, taken as a whole.

     4.11. Compliance With Applicable Law.

           4.11.1. To FLBC's knowledge, each of FLBC and each FLBC Subsidiary is in compliance in all material respects with all applicable federal, state, local and foreign statutes, laws, regulations, ordinances, rules, judgments, orders or decrees applicable to it, its properties, assets and deposits, its business, and its conduct of business and its relationship with its employees, including, without limitation, the Equal Credit Opportunity Act, the Fair Housing Act, the Community Reinvestment Act of 1977, the Home Mortgage Disclosure Act, and all other applicable fair lending laws and other laws relating to discriminatory business practices and neither FLBC nor any FLBC Subsidiary has received any written notice to the contrary.

           4.11.2. Each of FLBC and each FLBC Subsidiary has all material permits, licenses, authorizations, orders and approvals of, and has made all filings, applications and registrations with, all Bank Regulators that are required in order to permit it to own or lease its properties and to conduct its business as presently conducted; all such permits, licenses, certificates of authority, orders and approvals are in full force and effect and, to the Knowledge of FLBC, no suspension or cancellation of any such permit, license, certificate, order or approval is threatened or will result from the consummation of the transactions contemplated by this Agreement, subject to obtaining the approvals set forth in Section 8.4.

           4.11.3. For the period beginning January 1, 1997, neither FLBC nor any FLBC Subsidiary has received any written notification or to FLBC's Knowledge any other communication from any Bank Regulator (i) asserting that FLBC or any FLBC Subsidiary is not in material compliance with any of the statutes, regulations or ordinances which such Bank Regulator enforces; (ii) threatening to revoke any license, franchise, permit or governmental authorization which is material to FLBC or any FLBC Subsidiary; (iii) requiring or threatening to require FLBC or any FLBC Subsidiary, or indicating that FLBC or any FLBC Subsidiary may be required, to enter into a cease and desist order, agreement or memorandum of understanding or any other agreement with any federal or state governmental agency or authority which is charged with the supervision or regulation of banks or engages in the insurance of bank deposits restricting or limiting, or purporting to restrict or limit, in any material respect the operations of FLBC or any FLBC Subsidiary, including without limitation any restriction on the payment of dividends; or (iv) directing, restricting or limiting, or purporting to direct, restrict or limit, in any manner the operations of FLBC or any FLBC Subsidiary, including without limitation any restriction on the payment of dividends (any such notice, communication, memorandum, agreement or order described in this sentence is hereinafter referred to as a "Regulatory Agreement"). Neither FLBC nor any FLBC Subsidiary has consented to or entered into any currently effective Regulatory Agreement. The most recent regulatory rating given to SBFL as to compliance with the Community Reinvestment Act ("CRA") is satisfactory or better.

     4.12. Employee Benefit Plans.

           4.12.1. FLBC DISCLOSURE SCHEDULE 4.12.1 includes a list of all existing bonus, incentive, deferred compensation, pension, retirement, profit-sharing, thrift, savings, employee stock ownership, stock bonus, stock purchase, restricted stock, stock option, stock appreciation, phantom stock, severance, welfare and fringe benefit plans, employment, severance and change in control agreements and all other material benefit practices, policies and arrangements maintained by FLBC or any FLBC Subsidiary in which any employee or former employee, consultant or former consultant or director or former director of FLBC or any FLBC Subsidiary participates or to which any such employee, consultant or director is a party or is otherwise entitled to receive benefits (the "Compensation and Benefit Plans"). Neither FLBC nor any of its Subsidiaries has any commitment to create any additional Compensation and Benefit Plan or to materially modify, change or renew any existing Compensation and Benefit Plan (any modification or change that increases the cost of such plans would be deemed material), except as required to maintain the qualified status thereof, FLBC has made available to First Niagara Financial true and correct copies of the Compensation and Benefit Plans.

           4.12.2. To the Knowledge of FLBC or FLBC Subsidiary and except as disclosed in FLBC DISCLOSURE SCHEDULE 4.12.2, each Compensation and Benefit Plan has been operated and administered in all material respects in accordance with its terms and with applicable law, including, but not limited to, ERISA, the Code, the Securities Act, the Exchange Act, the Age Discrimination in Employment Act, COBRA, the Health Insurance Portability and Accountability Act and any regulations or rules promulgated thereunder, and all material filings, disclosures and notices required by ERISA, the Code, the Securities Act, the Exchange Act, the Age Discrimination in Employment Act and any other applicable law have been timely made or any interest, fines, penalties or other impositions for late filings have been paid in full. Each Compensation and Benefit Plan which is an "employee pension benefit plan" within the meaning of Section 3(2) of ERISA (a "Pension Plan") and which is intended to be qualified under Section 401(a) of the Code has received a favorable determination letter from the IRS, and FLBC is not aware of any circumstances which are reasonably likely to result in revocation of any such favorable determination letter. There is no material pending or, to the Knowledge of FLBC, threatened action, suit or claim relating to any of the Compensation and Benefit Plans (other than routine claims for benefits). Neither FLBC nor any FLBC Subsidiary has engaged in a transaction, or omitted to take any action, with respect to any Compensation and Benefit Plan that would reasonably be expected to subject FLBC or any FLBC Subsidiary to an unpaid tax or penalty imposed by either Section 4975 of the Code or Section 502 of ERISA.

              4.12.3. No liability, other than PBGC premiums arising in the ordinary course of business, has been or is expected by FLBC or any of its Subsidiaries to be incurred with respect to any FLBC Compensation and Benefit Plan which is a defined benefit plan subject to Title IV of ERISA ("FLBC Defined Benefit Plan"), or with respect to any "single-employer plan" (as defined in
Section 4001(a) of ERISA) currently or formerly maintained by FLBC or any entity which is considered one employer with FLBC under Section 4001(b)(1) of ERISA or
Section 414 of the Code (an "ERISA Affiliate") (such plan hereinafter referred to as an "ERISA Affiliate Plan"). To the Knowledge of FLBC and any FLBC Subsidiary, except as set forth in FLBC DISCLOSURE SCHEDULE 4.12.3, no FLBC Defined Benefit Plan had an "accumulated funding deficiency" (as defined in Section 302 of ERISA), whether or not waived, as of the last day of the end of the most recent plan year ending prior to the date hereof. Except as set forth in FLBC DISCLOSURE SCHEDULE 4.12.3, the fair market value of the assets of each FLBC Defined Benefit Plan exceeds the present value of the "benefit liabilities" (as defined in Section 4001(a)(16) of ERISA) under such FLBC Defined Benefit Plan as of the end of the most recent plan year with respect to the respective FLBC Defined Benefit Plan ending prior to the date hereof, calculated on the basis of the actuarial assumptions used in the most recent actuarial valuation for such FLBC Defined Benefit Plan as of the date hereof; and no notice of a "reportable event" (as defined in Section 4043 of ERISA) for which the 30-day reporting requirement has not been waived has been required to be filed for any FLBC Defined Benefit Plan within the 12-month period ending on the date hereof. Neither FLBC nor any of its Subsidiaries has provided, or is required to provide, security to any FLBC Defined Benefit Plan or to any single-employer plan of an ERISA Affiliate pursuant to Section 401(a)(29) of the Code or has taken any action, or omitted to take any action, that has resulted, or would reasonably be expected to result in the imposition of a lien under Section 412(n) of the Code or pursuant to ERISA. Neither FLBC, its Subsidiaries, nor any ERISA Affiliate has contributed to any "multiemployer plan," as defined in
Section 3(37) of ERISA, on or after January 1, 1998. To the Knowledge of FLBC, there is no pending investigation or enforcement action by any Bank Regulator with respect to any Compensation and Benefit Plan or any ERISA Affiliate Plan.

              4.12.4. All material contributions required to be made under the terms of any Compensation and Benefit Plan or ERISA Affiliate Plan or any employee benefit arrangements to which FLBC or any FLBC Subsidiary is a party or a sponsor have been timely made, and all anticipated contributions and funding obligations are accrued on FLBC's consolidated financial statements to the extent required by GAAP. FLBC and its Subsidiaries have expensed and accrued as a liability the present value of future benefits under each applicable Compensation and Benefit Plan for financial reporting purposes as required by GAAP.

              4.12.5. Except as set forth in FLBC DISCLOSURE SCHEDULE 4.12.5, neither FLBC nor any FLBC Subsidiary has any obligations to provide retiree health, life insurance, disability insurance, or other retiree death benefits under any Compensation and Benefit Plan, other than benefits mandated by Section 4980B of the Code. Except as set forth in FLBC DISCLOSURE SCHEDULE 4.12.5, there has been no communication to employees by FLBC or any FLBC Subsidiary that would reasonably be expected to promise or guarantee such employees retiree health, life insurance, disability insurance, or other retiree death benefits.

              4.12.6. FLBC and its Subsidiaries do not maintain any Compensation and Benefit Plans covering employees who are not United States residents.

              4.12.7. With respect to each Compensation and Benefit Plan, if applicable, FLBC has provided or made available to First Niagara Financial copies of the: (A) trust instruments and insurance contracts; (B) two most recent Forms 5500 filed with the IRS; (C) most recent actuarial report and financial statement; (D) most recent summary plan description; (E) most recent determination letter issued by the IRS; (F) any Form 5310 or Form 5330 filed with the IRS within the last two years; and (G) most recent nondiscrimination tests performed under ERISA and the Code (including 401(k) and 401(m) tests).

              4.12.8. Except as disclosed in FLBC DISCLOSURE SCHEDULE 4.12.8, the consummation of the Merger will not, directly or indirectly (including, without limitation, as a result of any termination of employment or service at any time prior to or following the Effective Time) (A) entitle any employee, consultant or director to any payment or benefit (including severance pay, change in control benefit, or similar compensation) or any increase in compensation, (B) result in the vesting or acceleration of any benefits under any Compensation and Benefit Plan or (C) result in any material increase in benefits payable under any Compensation and Benefit Plan.

              4.12.9. Except as disclosed in FLBC DISCLOSURE SCHEDULE 4.12.9, neither FLBC nor any FLBC Subsidiary maintains any compensation plans, programs or arrangements under which any payment is reasonably likely to become non-deductible, in whole or in part, for tax reporting purposes as a result of the limitations under Section 162(m) of the Code and the regulations issued thereunder.

              4.12.10. To the Knowledge of FLBC, the consummation of the Mergers will not, directly or indirectly (including without limitation, as a result of any termination of employment or service at any time prior to or following the Effective Time), entitle any current or former employee, director or independent contractor of FLBC or any FLBC Subsidiary to any actual or deemed payment (or benefit) which could constitute a "parachute payment" (as such term is defined in Section 280G of the Code), except as set forth in FLBC DISCLOSURE SCHEDULE 4.12.10.

              4.12.11. Except as disclosed in FLBC DISCLOSURE SCHEDULE 4.12.11, there are no stock appreciation or similar rights, earned dividends or dividend equivalents, or shares of restricted stock, outstanding under any of the Compensation and Benefit Plans or otherwise as of the date hereof and none will be granted, awarded, or credited after the date hereof.

        4.13. Brokers, Finders and Financial Advisors.

        Neither FLBC nor any FLBC Subsidiary, nor any of their respective officers, directors, employees or agents, has employed any broker, finder or financial advisor in connection with the transactions contemplated by this Agreement, or, except for its commitments including to those it has professionally engaged and disclosed in FLBC DISCLOSURE SCHEDULE 4.13, incurred any liability or commitment for any fees or commissions to any such person in connection with the transactions contemplated by this Agreement, which has not been reflected in the FLBC Financial Statements.

        4.14. Environmental Matters.

              4.14.1. Except as may be set forth in FLBC DISCLOSURE SCHEDULE
4.14 and any Phase I Environmental Report identified therein, with respect to FLBC and each FLBC Subsidiary:

                   (A) ,Each of FLBC and the FLBC Subsidiaries, the Participation Facilities, and, to FLBC's Knowledge, the Loan Properties are, and have been, in substantial compliance with, and are not liable under, any Environmental Laws;

                   (B) FLBC has received no written notice that there is any suit, claim, action, demand, executive or administrative order, directive, investigation or proceeding pending and, to FLBC's Knowledge, no such action is threatened, before any court, governmental agency or other forum against it or any of the FLBC Subsidiaries or any Participation Facility (x) for alleged noncompliance (including by any predecessor) with, or liability under, any Environmental Law or (y) relating to the presence of or release (as defined herein) into the environment of any Materials of Environmental Concern (as defined herein), whether or not occurring at or on a site owned, leased or operated by it or any of the FLBC Subsidiaries or any Participation Facility;

                   (C) FLBC has received no written notice that there is any suit, claim, action, demand, executive or administrative order, directive, investigation or proceeding pending and, to FLBC's Knowledge no such action is threatened, before any court, governmental agency or other forum relating to or against any Loan Property (or FLBC or any of the FLBC Subsidiaries in respect of such Loan Property) (x) relating to alleged noncompliance (including by any predecessor) with, or liability under, any Environmental Law or (y) relating to the presence of or release into the environment of any Materials of Environmental Concern, whether or not occurring at or on a site owned, leased or operated by a Loan Property;

                   (D) To FLBC's Knowledge, the properties currently owned or operated by FLBC or any FLBC Subsidiary (including, without limitation, soil, groundwater or surface water on, under or adjacent to the properties, and buildings thereon) are not contaminated with and do not otherwise contain any Materials of Environmental Concern other than as permitted under applicable Environmental Law;

                   (E) Neither FLBC nor any FLBC Subsidiary has received any written notice, demand letter, executive or administrative order, directive or request for information from any federal, state, local or foreign governmental entity or any third party indicating that it may be in violation of, or liable under, any Environmental Law;

                   (F) To FLBC's Knowledge, there are no underground storage tanks on, in or under any properties owned or operated by FLBC or any of the FLBC Subsidiaries or any Participation Facility, and no underground storage tanks have been closed or removed from any properties owned or operated by FLBC or any of the FLBC Subsidiaries or any Participation Facility; and

                   (G) To FLBC's Knowledge, during the period of (s) FLBC's or any of the FLBC Subsidiaries' ownership or operation of any of their respective current properties or (t) FLBC's or any of the FLBC Subsidiaries' participation in the management of any Participation Facility, there has been no contamination by or release of Materials of Environmental Concerns in, on, under or affecting such properties. To FLBC's Knowledge, prior to the period of (x) FLBC's or any of the FLBC Subsidiaries' ownership or operation of any of their respective current properties or (y) FLBC's or any of the FLBC Subsidiaries' participation in the management of any Participation Facility, there was no contamination by or release of Materials of Environmental Concern in, on, under or affecting such properties.

               4.14.2. "Loan Property" means any property in which the applicable party (or a Subsidiary of it) holds a security interest, and, where required by the context, includes the owner or operator of such property, but only with respect to such property. "Participation Facility" means any facility in which the applicable party (or a Subsidiary of it) participates in the management (including all property held as trustee or in any other fiduciary capacity) and, where required by the context, includes the owner or operator of such property, but only with respect to such property.

         4.15. Loan Portfolio.

               4.15.1. The allowance for possible losses reflected in FLBC's audited consolidated statement of financial condition at December 31, 2001 was, and the allowance for possible losses shown on the balance sheets in FLBC's Securities Documents for periods ending after December 31, 2001 will be, adequate, as of the dates thereof, under GAAP.

               4.15.2. FLBC DISCLOSURE SCHEDULE 4.15.2 sets forth a listing, as of the last business day prior to the date of this Agreement, by account, of:
(A) all loans, (1) that are contractually past due 90 days or more in the payment of principal and/or interest, (2) that are on non-accrual status, (3) that as of the date of this Agreement are classified as "Other Loans Specially Mentioned", "Special Mention", "Substandard", "Doubtful", "Loss", "Classified", "Criticized", "Watch list" or words of similar import, together with the principal amount of and accrued and unpaid interest on each such Loan and the identity of the obligor thereunder, (4) where a reasonable doubt exists as to the timely future collectibility of principal and/or interest, whether or not interest is still accruing or the loans are less than 90 days past due, (5) where the interest rate terms have been reduced and/or the maturity dates have been extended subsequent to the agreement under which the loan was originally created due to concerns regarding the borrower's ability to pay in accordance with such initial terms, or (6) where a specific reserve allocation exists in connection therewith, and (B) all assets classified by FLBC or any FLBC

Subsidiary as real estate acquired through foreclosure or in lieu of foreclosure, including in-substance foreclosures, and all other assets currently held that were acquired through foreclosure or in lieu of foreclosure. DISCLOSURE SCHEDULE 4.15.2 may exclude any individual loan with a principal outstanding balance of less than $20,000.

              4.15.3. All loans receivable (including discounts) and accrued interest entered on the books of FLBC and the FLBC Subsidiaries arose out of bona fide arm's-length transactions, were made for good and valuable consideration in the ordinary course of FLBC's or the appropriate FLBC Subsidiary's respective business, and the notes or other evidences of indebtedness with respect to such loans (including discounts) are true and genuine and are what they purport to be, except as set forth in FLBC DISCLOSURE
SCHEDULE 4.15.3. To the Knowledge of FLBC, the loans, discounts and the accrued interest reflected on the books of FLBC and the FLBC Subsidiaries are subject to no defenses, set-offs or counterclaims (including, without limitation, those afforded by usury or truth-in-lending laws), except as may be provided by bankruptcy, insolvency or similar laws affecting creditors' rights generally or by general principles of equity. Except as set forth in FLBC DISCLOSURE SCHEDULE 4.15.3, all such loans are owned by FLBC or the appropriate FLBC Subsidiary free and clear of any liens.

              4.15.4. The notes and other evidences of indebtedness evidencing the loans described above, and all pledges, mortgages, deeds of trust and other collateral documents or security instruments relating thereto are, in all material respects, valid, true and genuine, and what they purport to be.

        4.16. Securities Documents.

        FLBC has made available to First Niagara Financial copies of its (i) annual reports on Form 10-K for the years ended December 31, 2001, 2000 and 1999, (ii) quarterly reports on Form 10-Q for the quarter ended March 31, 2002,
(iii) its prospectus dated September 29, 2000 as filed with the SEC, and (iv) proxy materials used or for use in connection with its meetings of shareholders held in 2002, 2001 and 2000. Such reports, prospectus and proxy materials complied, at the time filed with the SEC, in all material respects, with the Securities Laws.

        4.17. Related Party Transactions.

        Except as described in FLBC's Proxy Statement distributed in connection with the 2002 annual meeting of shareholders (which has previously been provided to First Niagara Financial), or as set forth in FLBC DISCLOSURE SCHEDULE 4.17, neither FLBC nor any FLBC Subsidiary is a party to any transaction (including any loan or other credit accommodation) with any Affiliate of FLBC or any FLBC Affiliate. All such transactions (a) were made in the ordinary course of business, (b) were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other Persons, and (c) did not involve more than the normal risk of collectability or present other unfavorable features. No loan or credit accommodation to any Affiliate of FLBC or any FLBC Subsidiary is presently in default or, during the three year period prior to the date of this Agreement, has been in default or has been restructured, modified or extended. Neither FLBC nor any FLBC Subsidiary has been notified that principal and interest with respect to any such loan or other credit accommodation will not be paid when due or that the loan grade classification accorded such loan or credit accommodation by FLBC is inappropriate.

         4.18. Schedule of Termination Benefits.

         Excluding any options to acquire FLBC Common Stock granted to such individuals and any payments related to the termination of the FLBC ESOP, FLBC DISCLOSURE SCHEDULE 4.18 includes a schedule of all termination benefits and related payments that would be payable to the individuals identified thereon, under any and all employment agreements, special termination agreements, change in control agreements, supplemental executive retirement plans, deferred bonus plans, deferred compensation plans, salary continuation plans, or any compensation arrangement, or other pension benefit or welfare benefit plan maintained by FLBC or any FLBC Subsidiary for the benefit of officers or directors of FLBC or any FLBC Subsidiary (the "Benefits Schedule"), assuming their employment or service is terminated as of December 31, 2002 and the Closing Date occurs on such date. No other individuals are entitled to benefits under any such plans.

         4.19. Deposits.

         Except as set forth in FLBC DISCLOSURE SCHEDULE 4.19, none of the deposits of FLBC or any FLBC Subsidiary is a "brokered deposit" as defined in 12 CFR Section 337.6(a)(2).

         4.20. Antitakeover Provisions Inapplicable.

         The transactions contemplated by this Agreement are not subject to the requirements of any "moratorium," "control share," "fair price," "affiliate transactions," "business combination" or other antitakeover laws and regulations of any state, including the provisions of Section 203 of the DGCL ("Takeover Laws") applicable to FLBC or any FLBC Subsidiary. The 80% voting requirement for a Business Combination set forth in Section A of Article Eighth of FLBC's certificate of incorporation do not apply to the Merger. The affirmative vote of a majority of the issued and outstanding shares of FLBC Common Stock is required to approve this Agreement under FLBC's certificate of incorporation and the DGCL.

         4.21. Registration Obligations.

         Neither FLBC nor any FLBC Subsidiary is under any obligation, contingent or otherwise, which will survive the Effective Time by reason of any agreement to register any transaction involving any of its securities under the Securities Act.

         4.22. Risk Management Instruments.

         All material interest rate swaps, caps, floors, option agreements, futures and forward contracts and other similar risk management arrangements, whether entered into for FLBC's own account, or for the account of one or more of FLBC's Subsidiaries or their customers (all of which are set forth in FLBC DISCLOSURE SCHEDULE 4.22), were entered into in accordance with commercially reasonable business practices and in all material respects in compliance with all applicable laws, rules, regulations and regulatory policies, and to the Knowledge of FLBC and each FLBC Subsidiary, with counterparties believed to be financially responsible at the time; and to FLBC's and FLBC Subsidiary's Knowledge each of them constitutes the valid and legally binding obligation of FLBC or one of its Subsidiaries, enforceable in accordance with its terms (except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar laws of general applicability relating to or affecting creditors' rights or by general equity principles), and is in full force and effect. Neither FLBC nor any FLBC Subsidiary, nor to the Knowledge of FLBC any other party thereto, is in breach of any of its obligations under any such agreement or arrangement in any material respect.

         4.23. Fairness Opinion.

         FLBC has received a written opinion from Endicott Financial Advisors, LLC to the effect that, subject to the terms, conditions and qualifications set forth therein, as of the date thereof, the Merger Consideration to be received by the stockholders of FLBC pursuant to this Agreement is fair to such stockholders from a financial point of view. Such opinion has not been amended or rescinded as of the date of this Agreement.

                                   ARTICLE V
         REPRESENTATIONS AND WARRANTIES OF FIRST NIAGARA FINANCIAL GROUP

         First Niagara Financial, FNFG, the Mutual Company and First Niagara Bank represent and warrant to FLBC and SBFL that the statements contained in this Article V are correct and complete as of the date of this Agreement and will be correct and complete as of the Closing Date (as though made then and as though the Closing Date were substituted for the date of this Agreement throughout this Article V), except as set forth in the FIRST NIAGARA FINANCIAL GROUP DISCLOSURE SCHEDULE delivered by First Niagara Financial to FLBC on the date hereof. Unless otherwise specified, any reference to First Niagara Financial Group in this Article V shall include the Mutual Company, First Niagara Financial, FNFG and any First Niagara Financial Subsidiary. First Niagara Financial, FNFG and First Niagara Bank have made a good faith effort to ensure that the disclosure on each schedule of the FIRST NIAGARA FINANCIAL GROUP DISCLOSURE SCHEDULE corresponds to the section referenced herein. However, for purposes of the FIRST NIAGARA FINANCIAL GROUP DISCLOSURE SCHEDULE, any item disclosed on any schedule therein is deemed to be fully disclosed with respect to all schedules under which such item may be relevant.

         5.1.  Organization.

               5.1.1. First Niagara Financial is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware, and is duly registered as a bank holding company under the BHCA. Upon completion of the Bank Charter Conversion, First Niagara Financial will be duly registered as a savings and loan holding company under the HOLA. Upon completion of its Charter Conversion, First Niagara Financial will be a corporation duly organized, validly existing and in good standing under federal law. Each of Mutual Company and First Niagara Financial has full corporate power and authority to carry on its business as now conducted and is duly licensed or qualified to do business in the states of the United States and foreign jurisdictions where its ownership or leasing of property or the conduct of its business requires such qualification, except where the failure to be so licensed or qualified would not have a Material Adverse Effect on the Mutual Company or First Niagara Financial.

              5.1.2. First Niagara Bank is a savings bank organized, validly existing and in good standing under New York law. Upon completion of the Bank Charter Conversion, First Niagara Bank will be a savings bank organized, validly existing and in good standing under federal law. The deposits of First Niagara Bank, and each Bank Affiliate, are insured by the FDIC to the fullest extent permitted by law, and all premiums and assessments required to be paid in connection therewith have been paid when due. Each Bank Affiliate is duly organized, validly existing and in good standing under New York law.

              5.1.3. First Niagara Bank and each Bank Affiliate is a member in good standing of the FHLB and own the requisite amount of stock therein.

              5.1.4. The respective minute books of FNFG and First Niagara Financial and each First Niagara Financial Subsidiary accurately records, in all material respects, all material corporate actions of their respective shareholders and boards of directors (including committees) through July 1, 2002.

              5.1.5. Prior to the date of this Agreement, First Niagara Financial has made available to FLBC true and correct copies of the articles or certificate of incorporation and bylaws of FNFG and First Niagara Financial and First Niagara Bank.

         5.2. Capitalization.

              5.2.1. The authorized capital stock of First Niagara Financial consists of 55,000,000 shares of common stock, $0.01 par value, of which 25,978,553 shares are outstanding, validly issued, fully paid and nonassessable and free of preemptive rights, and 5,000,000 shares of preferred stock, $0.01 par value ("FNFG and First Niagara Financial Preferred Stock"), none of which are outstanding. There are 3,975,992 shares of First Niagara Financial Common Stock held by First Niagara Financial as treasury stock. Neither First Niagara Financial nor any First Niagara Financial Subsidiary has or is bound by any Rights of any character relating to the purchase, sale or issuance or voting of, or right to receive dividends or other distributions on any shares of FNFG and First Niagara Financial Common Stock, or any other security of FNFG and First Niagara Financial or any securities representing the right to vote, purchase or otherwise receive any shares of FNFG and First Niagara Financial Common Stock or any other security of FNFG and First Niagara Financial, other than shares issuable under the First Niagara Financial Group Stock Option Plans, and as to FNFG other than subscription rights issuable in connection with the Conversion.

              5.2.2. First Niagara Financial owns all of the capital stock of First Niagara Bank, and each Bank Affiliate, free and clear of any lien or encumbrance. The Bank Affiliates will be merged with and into First Niagara Bank in connection with the Charter Conversions without the imposition of any lien or emcumbrance. Following completion of the Conversion, FNFG will own all of the capital stock of First Niagara Bank free and clear of any lien or encumbrance.

                5.2.3. To the Knowledge of First Niagara Financial Group, no Person or "group" (as that term is used in Section 13(d)(3) of the Exchange
Act), is the beneficial owner (as defined in Section 13(d) of the Exchange Act) of 5% or more of the outstanding shares of FNFG and First Niagara Financial Common Stock, other than the Mutual Company.

         5.3.   Authority; No Violation.

                5.3.1. FNFG, the Mutual Company, First Niagara Financial and First Niagara Bank each has full corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by FNFG, Mutual Company, First Niagara Financial and First Niagara Bank and the completion by FNFG, Mutual Company, First Niagara Financial and First Niagara Bank of the transactions contemplated hereby, up to and including the Merger, have been duly and validly approved by the Board of Directors of FNFG, the Mutual Company, First Niagara Financial and First Niagara Bank, respectively, and, except for approval of the shareholders of First Niagara Financial and the depositors of First Niagara Bank (and the Bank Affiliates - collectively referred to as the "Depositors"), no other corporate proceedings on the part of FNFG, Mutual Company, First Niagara Financial or First Niagara Bank are necessary to complete the transactions contemplated hereby, up to and including the Merger. This Agreement has been duly and validly executed and delivered by FNFG, the Mutual Company, First Niagara Financial and First Niagara Bank, and the Bank Merger has been duly and validly approved by the Board of Directors of First Niagara Bank, and by FNFG and First Niagara Financial in their capacity as sole stockholder of First Niagara Bank, and subject to approval by the shareholders of First Niagara Financial and the Depositors and receipt of the required approvals of Bank Regulators described in Section 8.4 hereof, constitutes the valid and binding obligations of FNFG, the Mutual Company, First Niagara Financial and First Niagara Bank, enforceable against FNFG, the Mutual Company, First Niagara Financial and First Niagara Bank in accordance with its terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors' rights generally, and as to First Niagara Bank, the conservatorship or receivership provisions of the FDIA, and subject, as to enforceability, to general principles of equity.

         5.3.2. (A) The execution and delivery of this Agreement by FNFG, Mutual Company, First Niagara Financial and First Niagara Bank, (B) subject to receipt of approvals from the Bank Regulators referred to in Section 8.4 hereof, and compliance by FNFG, Mutual Company, First Niagara Financial and First Niagara Bank with any conditions contained therein, and subject to the receipt of the approval of the Depositors and the stockholders of First Niagara Financial, the consummation of the transactions contemplated hereby, and (C) compliance by FNFG, Mutual Company, First Niagara Financial and First Niagara Bank with any of the terms or provisions hereof will not (i) conflict with or result in a breach of any provision of the certificate of incorporation or bylaws of FNFG, Mutual Company, First Niagara Financial or any First Niagara Financial Subsidiary or the charter and bylaws of First Niagara Bank; (ii) violate any statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to First Niagara Financial, Mutual Company or any First Niagara Financial Subsidiary or any of their respective properties or assets; or (iii) violate, conflict with, result in a breach of any provisions of, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default), under, result in the termination of, accelerate the performance required by, or result in a right of termination or acceleration or the creation of any lien, security interest, charge or other encumbrance upon any of the properties or assets of First Niagara Financial, Mutual Company, First Niagara Bank or any First Niagara Financial Subsidiary under any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other investment or obligation to which any of them is a party, or by which they or any of their respective properties or assets may be bound or affected, except for such violations, conflicts, breaches or defaults under clause (ii) or (iii) hereof which, either individually or in the aggregate, will not have a Material Adverse Effect on First Niagara Financial Group taken as a whole.

         5.4. Consents.

         Except for the consents, waivers, approvals, filings and registrations from or with the Bank Regulators referred to in Section 8.4 hereof and compliance with any conditions contained therein, and the requisite vote of the shareholders of First Niagara Financial and the Depositors, no consents, waivers or approvals of, or filings or registrations with, any Bank Regulator are necessary, and, to the Knowledge of First Niagara Financial Group, no consents, waivers or approvals of, or filings or registrations with, any other third parties are necessary, in connection with (a) the execution and delivery of this Agreement by FNFG, the Mutual Company, First Niagara Financial and First Niagara Bank, and (b) the completion by FNFG, the Mutual Company, First Niagara Financial and First Niagara Bank of the Merger and the Bank Merger. First Niagara Financial Group has no reason to believe that (i) any required approvals from a Bank Regulator or other required consents or approvals will not be received, or that (ii) any public body or authority, the consent or approval of which is not required or to which a filing is not required, will object to the completion of the transactions contemplated by this Agreement.

         5.5. Financial Statements.

              5.5.1. First Niagara Financial has previously made available to FLBC the FNFG and First Niagara Financial Statements. The First Niagara Financial Statements have been prepared in accordance with GAAP, and (including the related notes where applicable) fairly present in each case in all material respects (subject in the case of the unaudited interim statements to normal year-end adjustments) the consolidated financial position, results of operations and cash flows of First Niagara Financial and the First Niagara Financial Subsidiaries on a consolidated basis as of and for the respective periods ending on the dates thereof, in accordance with GAAP during the periods involved, except as indicated in the notes thereto, or in the case of unaudited statements, as permitted by Form 10-Q.

              5.5.2. At the date of each balance sheet included in the First Niagara Financial Statements, First Niagara Financial did not have any liabilities, obligations or loss contingencies of any nature (whether absolute, accrued, contingent or otherwise) of a type required to be reflected in such First Niagara Financial Statements or in the footnotes thereto which are not fully reflected or reserved against therein or fully disclosed in a footnote thereto, except for liabilities, obligations and loss contingencies which are not material individually or in the aggregate or which are incurred in the ordinary course of business, consistent with past practice, and except for liabilities, obligations and loss contingencies which are within the subject matter of a specific representation and warranty herein and subject, in the case of any unaudited statements, to normal, recurring audit adjustments and the absence of footnotes.

         5.6. Taxes.

         First Niagara Financial and the First Niagara Financial Subsidiaries are members of the same affiliated group within the meaning of Code Section 1505(a). First Niagara Financial has duly filed all federal, state and material local tax returns required to be filed by or with respect to First Niagara Financial and each First Niagara Financial Subsidiary on or prior to the Closing Date (all such returns, to the Knowledge of First Niagara Financial Group, being accurate and correct in all material respects) and has duly paid or made provisions for the payment of all material federal, state and local taxes which have been incurred by or are due or claimed to be due from First Niagara Financial and any First Niagara Financial Subsidiary by any taxing authority or pursuant to any written tax sharing agreement on or prior to the Closing Date other than taxes or other charges which (i) are not delinquent, (ii) are being contested in good faith, or (iii) have not yet been fully determined. As of the date of this Agreement, First Niagara Financial has received no notice of, and to the Knowledge of First Niagara Financial Group, there is no audit examination, deficiency assessment, tax investigation or refund litigation with respect to any taxes of First Niagara Financial or any of its Subsidiaries, and no claim has been made by any authority in a jurisdiction where First Niagara Financial or any of its Subsidiaries do not file tax returns that First Niagara Financial or any such Subsidiary is subject to taxation in that jurisdiction. Except as set forth in FIRST NIAGARA FINANCIAL GROUP DISCLOSURE SCHEDULE 5.6, First Niagara Financial and its Subsidiaries have not executed an extension or waiver of any statute of limitations on the assessment or collection of any material tax due that is currently in effect. First Niagara Financial and each of its Subsidiaries has withheld and paid all taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, stockholder or other third party, and FNFG and First Niagara Financial and each of its Subsidiaries, to the Knowledge of First Niagara Financial Group, has timely complied with all applicable information reporting requirements under Part III, Subchapter A of Chapter 61 of the Code and similar applicable state and local information reporting requirements.

         5.7. No Material Adverse Effect.

         First Niagara Financial Group, taken as a whole, has not suffered any Material Adverse Effect since December 31, 2001.

         5.8. Ownership of Property; Insurance Coverage.

              5.8.1. First Niagara Financial and each First Niagara Financial Subsidiary has good and, as to real property, marketable title to all material assets and properties owned by First Niagara Financial or each First Niagara Financial Subsidiary in the conduct of their businesses, whether such assets and properties are real or personal, tangible or intangible, including assets and property reflected in the balance sheets contained in the First Niagara Financial Statements or acquired subsequent thereto (except to the extent that such assets and properties have been disposed of in the ordinary course of business, since the date of such balance sheets), subject to no material encumbrances, liens, mortgages, security interests or pledges, except (i) those items which secure liabilities for public or statutory obligations or any discount with, borrowing from or other obligations to FHLB, inter-bank credit facilities, or any transaction by a First Niagara Financial Subsidiary acting in a fiduciary capacity, and (ii) statutory liens for amounts not yet delinquent or which are being contested in good faith. First Niagara Financial and the First Niagara Financial Subsidiaries, as lessee, have the right under valid and subsisting leases of real and personal properties used by First Niagara Financial and its Subsidiaries in the conduct of their businesses to occupy or use all such properties as presently occupied and used by each of them.

               5.8.2. First Niagara Financial and each First Niagara Financial Subsidiary currently maintain insurance considered by First Niagara Financial to be reasonable for their respective operations.

         5.9.  Legal Proceedings.

         Except as disclosed in FIRST NIAGARA FINANCIAL GROUP DISCLOSURE
SCHEDULE 5.9, as of the date of this Agreement, neither First Niagara Financial nor any First Niagara Financial Subsidiary is a party to any, and there are no pending or, to the Knowledge of First Niagara Financial Group, threatened legal, administrative, arbitration or other proceedings, claims (whether asserted or unasserted), actions or governmental investigations or inquiries of any nature
(i) against FNFG and First Niagara Financial or any First Niagara Financial Subsidiary, (ii) to which FNFG and First Niagara Financial or any First Niagara Financial Subsidiary's assets are or may be subject, (iii) challenging the validity or propriety of any of the transactions contemplated by this Agreement, or (iv) which could adversely affect the ability of First Niagara Financial Group to perform under this Agreement, except for any proceedings, claims, actions, investigations or inquiries referred to in clauses (i) or (ii) which, if adversely determined, individually or in the aggregate, could not be reasonably expected to have a Material Adverse Effect on First Niagara Financial Group, taken as a whole.

         5.10. Compliance With Applicable Law.

               5.10.1. To the Knowledge of First Niagara Financial Group, each of First Niagara Financial and each First Niagara Financial Subsidiary is in compliance in all material respects with all applicable federal, state, local and foreign statutes, laws, regulations, ordinances, rules, judgments, orders or decrees applicable to it, its properties, assets and deposits, its business, and its conduct of business and its relationship with its employees, including, without limitation, the Equal Credit Opportunity Act, the Fair Housing Act, the Community Reinvestment Act of 1977, the Home Mortgage Disclosure Act, and all other applicable fair lending laws and other laws relating to discriminatory business practices, and neither First Niagara Financial nor any First Niagara Financial Subsidiary has received any written notice to the contrary.

              5.10.2. Each of FNFG and First Niagara Financial and each First Niagara Financial Subsidiary has all material permits, licenses, authorizations, orders and approvals of, and has made all filings, applications and registrations with, all Bank Regulators that are required in order to permit it to own or lease its properties and to conduct its business as presently conducted; all such permits, licenses, certificates of authority, orders and approvals are in full force and effect and, to the Knowledge of First Niagara Financial Group, no suspension or cancellation of any such permit, license, certificate, order or approval is threatened or will result from the consummation of the transactions contemplated by this Agreement, subject to obtaining the approvals set forth in Section 8.4.

               5.10.3. For the period beginning January 1, 1997, neither FNFG, First Niagara Financial nor any First Niagara Financial Subsidiary has received any written notification or, to the Knowledge of First Niagara Financial Group, any other communication from any Bank Regulator (i) asserting that FNFG, First Niagara Financial or any First Niagara Financial Subsidiary is not in material compliance with any of the statutes, regulations or ordinances which such Bank Regulator enforces; (ii) threatening to revoke any license, franchise, permit or governmental authorization which is material to First Niagara Financial Group;
(iii) requiring or threatening to require FNFG, First Niagara Financial or any First Niagara Financial Subsidiary, or indicating that FNFG, First Niagara Financial or any First Niagara Financial Subsidiary may be required, to enter into a cease and desist order, agreement or memorandum of understanding or any other agreement with any federal or state governmental agency or authority which is charged with the supervision or regulation of banks or engages in the insurance of bank deposits restricting or limiting, or purporting to restrict or limit, in any material respect the operations of FNFG, First Niagara Financial or any First Niagara Financial Subsidiary, including without limitation any restriction on the payment of dividends; or (iv) directing, restricting or limiting, or purporting to direct, restrict or limit, in any manner the operations of FNFG, First Niagara Financial or any First Niagara Financial Subsidiary, including without limitation any restriction on the payment of dividends (any such notice, communication, memorandum, agreement or order described in this sentence is hereinafter referred to as a "Regulatory Agreement"). Neither FNFG, First Niagara Financial nor any First Niagara Financial Subsidiary has consented to or entered into any currently effective Regulatory Agreement. The most recent regulatory rating given to First Niagara Bank and each Bank Affiliate as to compliance with the Community Reinvestment Act CRA is satisfactory or better.

         5.11. Employee Benefit Plans.

               5.11.1. First Niagara Financial DISCLOSURE SCHEDULE 5.11 includes a list of all existing bonus, incentive, deferred compensation, pension, retirement, profit-sharing, thrift, savings, employee stock ownership, stock bonus, stock purchase, restricted stock, stock option, stock appreciation, phantom stock, severance, welfare and fringe benefit plans, employment, severance and change in control agreements and all other benefit practices, policies and arrangements maintained by First Niagara Financial or any First Niagara Financial Subsidiary and in which employees in general may participate (the "First Niagara Financial Compensation and Benefit Plans"). Each First Niagara Financial Compensation and Benefit Plan has been administered in form and in operation, in all material respects with its terms and all applicable requirements of law and no notice has been issued by any Governmental Authority questioning or challenging such compliance.

               5.11.2. First Niagara Financial and its Subsidiaries and ERISA Affiliates have not incurred any liability under, arising out of or by operation of Title IV of ERISA (other than liability for premiums to the Pension Benefit Guaranty Corporation arising in the ordinary course of business). No Pension Plan maintained, contributed to or sponsored by First Niagara Financial or its Subsidiaries or ERISA Affiliates has an accumulated funding deficiency within the meaning of Section 412 of the Code or Section 302 or ERISA. None of First Niagara

Financial or its Subsidiaries or ERISA Affiliates (x) has provided, or would reasonably be expected to be required to provide, security to any Pension Plan pursuant to Section 401(a)(29) of the Code, or (y) has taken any action, or omitted to take any action, that has resulted, or would reasonably be expected to result, in the imposition of a lien under Section 412(n) of the Code or pursuant to ERISA. First Niagara Financial and its Subsidiaries have expensed and accrued as a liability the present value of future benefits under each applicable Compensation and Benefit Plan for financial reporting purposes as required by GAAP.

           5.11.3. Each Compensation and Benefit Plan which is a Pension Plan and which is intended to be qualified under Section 401(a) of the Code has received a favorable determination letter from the IRS, and First Niagara Financial is not aware of any circumstances which are reasonably likely to result in revocation of any such favorable determination letter. There is no material pending or, to the Knowledge of First Niagara Financial Group, threatened action, suit or claim relating to any of the Compensation and Benefit Plans (other than routine claims for benefits).

     5.12. Environmental Matters.

           5.12.1. To the Knowledge of First Niagara Financial Group, neither the conduct nor operation of their business nor any condition of any property currently or previously owned or operated by any of them (including, without limitation, in a fiduciary or agency capacity), or on which any of them holds a lien, results or resulted in a violation of any Environmental Laws that is reasonably likely to impose a material liability (including a material remediation obligation) upon First Niagara Financial or any of First Niagara Financial Subsidiary. To the Knowledge of First Niagara Financial Group, no condition has existed or event has occurred with respect to any of them or any such property that, with notice or the passage of time, or both, is reasonably likely to result in any material liability to First Niagara Financial or any First Niagara Financial Subsidiary by reason of any Environmental Laws. Neither First Niagara Financial nor any First Niagara Financial Subsidiary has received any written notice from any Person that First Niagara Financial or any First Niagara Financial Subsidiary or the operation or condition of any property ever owned, operated, or held as collateral or in a fiduciary capacity by any of them are currently in violation of or otherwise are alleged to have financial exposure under any Environmental Laws or relating to Materials of Environmental Concern (including, but not limited to, responsibility (or potential responsibility) for the cleanup or other remediation of any Materials of Environmental Concern at, on, beneath, or originating from any such property) for which a material liability is reasonably likely to be imposed upon First Niagara Financial or any First Niagara Financial Subsidiary.

           5.12.2. There is no suit, claim, action, demand, executive or administrative order, directive, investigation or proceeding pending or, to the First Niagara Financial Group's Knowledge, threatened, before any court, governmental agency or other forum against First Niagara Financial or any FNFG Subsidiary (x) for alleged noncompliance (including by any predecessor) with, or liability under, any Environmental Law or (y) relating to the presence of or release (defined herein) into the environment of any Materials of Environmental Concern (as defined herein), whether or not occurring at or on a site owned, leased or operated by any of the First Niagara Financial Group.

         5.13. Loan Portfolio.

               5.13.1. The allowance for possible losses reflected in First Niagara Financial's audited statement of condition at December 31, 2001 was, and the allowance for possible losses shown on the balance sheets in First Niagara Financial's Securities Documents for periods ending after December 31, 2001 will be, adequate, as of the dates thereof, under GAAP.

               5.13.2. FIRST NIAGARA FINANCIAL DISCLOSURE SCHEDULE 5.13 sets forth a listing, as of the last business day prior to the date of this Agreement, all loans of First Niagara Financial and any First Niagara Financial Subsidiary, (1) that are contractually past due 90 days or more in the payment of principal and/or interest, (2) that are on non-accrual status, (3) that as of the date of this Agreement are classified as "Other Loans Specially Mentioned", "Special Mention", "Substandard", "Doubtful", "Loss", "Classified", "Criticized", "Watch list" or words of similar import, together with the principal amount of and accrued and unpaid interest on each such Loan and the identity of the obligor thereunder, (4) where a reasonable doubt exists as to the timely future collectibility of principal and/or interest, whether or not interest is still accruing or the loans are less than 90 days past due, (5) where the interest rate terms have been reduced and/or the maturity dates have been extended subsequent to the agreement under which the loan was originally created due to concerns regarding the borrower's ability to pay in accordance with such initial terms, or (6) where a specific reserve allocation exists in connection therewith; and all assets classified by of First Niagara Financial and any First Niagara Financial Subsidiary as real estate acquired through foreclosure or in lieu of foreclosure, including in-substance foreclosures, and all other assets currently held that were acquired through foreclosure or in lieu of foreclosure. DISCLOSURE SCHEDULE 5.13 may exclude any individual loan with a principal outstanding balance of less than $50,000.

               5.13.3. All loans receivable (including discounts) and accrued interest entered on the books of First Niagara Financial and the each First Niagara Financial Subsidiary arose out of bona fide arm's-length transactions, were made for good and valuable consideration in the ordinary course of business, and the notes or other evidences of indebtedness with respect to such loans (including discounts) are true and genuine and are what they purport to be.

               5.13.4. The notes and other evidences of indebtedness evidencing the loans described above, and all pledges, mortgages, deeds of trust and other collateral documents or security instruments relating thereto are, in all material respects, valid, true and genuine, and what they purport to be.

         5.14. Securities Documents.

         First Niagara Financial has made available to FLBC copies of its (i) annual reports on Form 10-K for the years ended December 31, 2001, 2000 and 1999, (ii) quarterly report on Form 10-Q for the quarter ended March 31, 2002 and (iii) proxy materials used or for use in connection with its meetings of shareholders held in 2002, 2001 and 2000. Such reports and such proxy materials complied, at the time filed with the SEC, in all material respects, with the Securities Laws.

         5.15. Deposits.

         None of the deposits of any First Niagara Financial Subsidiary is a "brokered deposit" as defined in 12 CFR Section 337.6(a)(2).

         5.16. Antitakeover Provisions Inapplicable.

         The transactions contemplated by this Agreement are not subject to the requirements of any "moratorium," "control share," "fair price," "affiliate transactions," "business combination" or other antitakeover laws and regulations of any state, including the provisions of Section 203 of the DGCL applicable to FNFG and First Niagara Financial or any FNFG and First Niagara Financial Subsidiary. The affirmative vote of a majority of the issued and outstanding shares of First Niagara Financial Common Stock is required to approve the transactions contemplated by this Agreement.

         5.17. Risk Management Instruments.

         All material interest rate swaps, caps, floors, option agreements, futures and forward contracts and other similar risk management arrangements, whether entered into for First Niagara Financial's own account, or for the account of one or more of First Niagara Financial's Subsidiaries or their customers, were entered into in accordance with prudent business practices and in all material respects in compliance with all applicable laws, rules, regulations and regulatory policies, and to the Knowledge of First Niagara Financial Group, with counterparties believed to be financially responsible at the time; and each of them constitutes the valid and legally binding obligation of First Niagara Financial or one of its Subsidiaries, enforceable in accordance with its terms (except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar laws of general applicability relating to or affecting creditors' rights or by general equity principles), and is in full force and effect. Neither First Niagara Financial nor any of its Subsidiaries, nor to the Knowledge of First Niagara Financial Group any other party thereto, is in breach of any of its obligations under any such agreement or arrangement in any material respect.

         5.18. Brokers, Finders and Financial Advisors.

         Neither First Niagara Financial nor any First Niagara Financial Subsidiary, nor any of their respective officers, directors, employees or agents, has employed any broker, finder or financial advisor in connection with the transactions contemplated by this Agreement, or incurred any liability or commitment for any fees or commissions to any such person in connection with the transactions contemplated by this Agreement, except for the retention of Ryan, Beck & Co. by First Niagara Financial and the fee payable pursuant thereto.

                                   ARTICLE VI
                                COVENANTS OF FLBC

         6.1. Conduct of Business.

              6.1.1. Affirmative Covenants. During the period from the date of this Agreement to the Effective Time, except with the written consent of First Niagara Financial, which consent will not be unreasonably withheld, conditioned or delayed, FLBC will operate its business, and it will cause each of the FLBC Subsidiaries to operate its business, only in the usual, regular and ordinary course of business; use reasonable efforts to preserve intact its business organization and assets and maintain its rights and franchises; and voluntarily take no action which would (i) adversely affect the ability of First Niagara Financial or FLBC to obtain any necessary approvals of governmental authorities required for the transactions contemplated hereby or materially increase the period of time necessary to obtain such approvals, or (ii) adversely affect its ability to perform its covenants and agreements under this Agreement.

              6.1.2. Negative Covenants. FLBC agrees that from the date of this Agreement to the Effective Time, except as otherwise specifically permitted or required by this Agreement, or consented to by First Niagara Financial in writing (which consent shall not be unreasonably withheld, conditioned or delayed), FLBC will not, and will cause each of the FLBC Subsidiaries not to:

                     (A) change or waive any provision of its Certificate of Incorporation, Charter or Bylaws, except as required by law;

                     (B) change the number of authorized or issued shares of its capital stock or issue or grant any Right or agreement of any character relating to its authorized or issued capital stock or any securities convertible into shares of such stock, or split, combine or reclassify any shares of capital stock, or declare, set aside or pay any dividend or other distribution in respect of capital stock, or redeem or otherwise acquire any shares of capital stock, except that (A) FLBC may issue shares of FLBC Common Stock upon the valid exercise, in accordance with the information set forth in FLBC DISCLOSURE
SCHEDULE 4.2.1, of presently outstanding FLBC Options issued under the FLBC Stock Option Plans, and (B) FLBC may continue to pay its regular quarterly cash dividend of $0.06 per share with payment and record dates consistent with past practice (provided the declaration of the last quarterly dividend by FLBC prior to the Effective Time and the payment thereof shall be coordinated with FNFG so that holders of FLBC Common Stock do not receive dividends on both FLBC Common Stock and FNFG Common Stock received in the Merger in respect of such quarter or fail to receive a dividend on at least one of the FLBC Common Stock or FNFG Common Stock received in the Merger in respect of such quarter). Notwithstanding the foregoing, a dividend paid by SBFL to FLBC remains subject to regulatory limitations under the OTS regulations;

                     (C) enter into, amend in any material respect or terminate any contract or agreement (including without limitation any settlement agreement with respect to litigation) except in the ordinary course of business;

                     (D) other than as set forth in Section 6.1.2(D) of the FLBC DISCLOSURE SCHEDULE, make application for the opening or closing of any, or open or close any, branch or automated banking facility;

                     (E) grant or agree to pay any bonus, severance or termination to, or enter into, renew or amend any employment agreement, severance agreement and/or supplemental executive agreement with, or increase in any manner the compensation or fringe benefits of, any of its directors, officers or employees, except (i) as may be required pursuant to commitments existing on the date hereof and set forth on FLBC DISCLOSURE SCHEDULES 4.8.1 and 4.12.1 or (ii) as to non-executive employees, merit pay increases or bonuses consistent with past practice; and (iii) the payment of bonuses with respect to the calendar year ending December 31, 2002 in accordance with the terms and provisions of the Formula Bonus Plan and consistent with past practice, the expenses of which have been and will continue to be accrued in accordance with GAAP, (iv) SBFL may hire at-will employees to fill vacancies that may from time to time arise in the ordinary course of business. In addition, FLBC may agree to pay employees of FLBC or SBFL, who are identified by FLBC and agreed to by First Niagara Financial, a retention bonus in an individual amount to be agreed to by FLBC and First Niagara Financial and in an aggregate amount as to all retention bonuses not in excess of $75,000 or such other amount as the parties may agree. A retention bonuses would be paid in the event that the agreed upon employee remains in the employ of FLBC or SBFL through the Effective Time and as an employee of First Niagara Bank for a period not to exceed 90 days thereafter (or is terminated prior to such date but after the Effective Time);

                     (F) enter into or, except as may be required by law, materially modify any pension, retirement, stock option, stock purchase, stock appreciation right, stock grant, savings, profit sharing, deferred compensation, supplemental retirement, consulting, bonus, group insurance or other employee benefit, incentive or welfare contract, plan or arrangement, or any trust agreement related thereto, in respect of any of its directors, officers or employees; or make any contributions to any defined contribution or defined benefit plan not in the ordinary course of business consistent with past practice;

                     (G) merge or consolidate FLBC or any FLBC Subsidiary with any other corporation; sell or lease all or any substantial portion of the assets or business of FLBC or any FLBC Subsidiary; make any acquisition of all or any substantial portion of the business or assets of any other person, firm, association, corporation or business organization other than in connection with foreclosures, settlements in lieu of foreclosure, troubled loan or debt restructuring, or the collection of any loan or credit arrangement between FLBC, or any FLBC Subsidiary, and any other person; enter into a purchase and assumption transaction with respect to deposits and liabilities; permit the revocation or surrender by any FLBC Subsidiary of its certificate of authority to maintain, or file an application for the relocation of, any existing branch office, or file an application for a certificate of authority to establish a new branch office;

                     (H) except for transactions with the FHLB, sell or otherwise dispose of the capital stock of FLBC or sell or otherwise dispose of any asset of FLBC or of any FLBC Subsidiary other than in the ordinary course of business consistent with past practice; subject any asset of FLBC or of any FLBC Subsidiary to a lien, pledge, security interest or other encumbrance (other than in connection with deposits, repurchase agreements, bankers acceptances, "treasury tax and loan" accounts established in the ordinary course of business and transactions in "federal funds" and the satisfaction of legal requirements in the exercise of trust powers) other than in the ordinary course of business consistent with past practice; incur any indebtedness for borrowed money (or guarantee any indebtedness for borrowed money), except in the ordinary course of business consistent with past practice;

                     (I) take any action which would result in any of the representations and warranties of FLBC set forth in this Agreement becoming untrue as of any date after the date hereof or in any of the conditions set forth in Article IX hereof not being satisfied, except in each case as may be required by applicable law;

                     (J) change any method, practice or principle of accounting, except as may be required from time to time by GAAP (without regard to any optional early adoption date) or any Bank Regulator responsible for regulating FLBC or SBFL;

                     (K) waive, release, grant or transfer any material rights of value or modify or change in any material respect any existing material agreement or indebtedness to which FLBC or any FLBC Subsidiary is a party, other than in the ordinary course of business, consistent with past practice;

                     (L) purchase any equity securities, or purchase any security for its investment portfolio inconsistent with FLBC's or any FLBC Subsidiary's current investment policy, or otherwise alter, in any material respect, the mix, maturity, credit or interest rate risk profile of its portfolio of investment securities or its portfolio of mortgage-backed securities;

                     (M) except for commitments issued prior to the date of this Agreement which have not yet expired and which have been disclosed on the FLBC DISCLOSURE SCHEDULE 6.12(M), and the renewal of existing lines of credit, make any new loan or other credit facility commitment (including without limitation, lines of credit and letters of credit) to any borrower or group of affiliated borrowers in excess of $350,000 in the aggregate for unsecured loans and $3,000,000 without approval or consent in the aggregate for secured and unsecured loans. In addition, the following require the prior consent of First Niagara Financial: a residential loan of $350,000 or greater; an unsecured loan of $250,000 or greater; a secured commercial business loan of $500,000 or greater; and a commercial real estate loan of $750,000 or greater;

                     (N) except as set forth on the FLBC DISCLOSURE SCHEDULE 6.12(N), enter into, renew, extend or modify any other transaction with any Affiliate;

                     (O) enter into any futures contract, option, interest rate caps, interest rate floors, interest rate exchange agreement or other agreement or take any other action for purposes of hedging the exposure of its interest-earning assets and interest-bearing liabilities to changes in market rates of interest;

                     (P) except for the execution of this Agreement, and actions taken or which will be taken in accordance with this Agreement and performance thereunder, take any action that would give rise to a right of payment to any individual under any employment agreement;

                     (Q) make any change in policies in existence on the date of this Agreement with regard to: the extension of credit, or the establishment of reserves with respect to the possible loss thereon or the charge off of losses incurred thereon; investments; asset/liability management; or other material banking policies in any material respect except as may be required by changes in applicable law or regulations or by a Bank Regulator;

                     (R) except for the execution of this Agreement, and the transactions contemplated therein, take any action that would give rise to an acceleration of the right to payment to any individual under any FLBC Employee Plan;

                     (S) except as set forth in FLBC DISCLOSURE SCHEDULE 6.12(S), make any capital expenditures in excess of $25,000 individually or $50,000 in the aggregate, other than pursuant to binding commitments existing on the date hereof and other than expenditures necessary to maintain existing assets in good repair;

                     (T) except as set forth in FLBC DISCLOSURE SCHEDULE 6.12(T), purchase or otherwise acquire, or sell or otherwise dispose of, any assets or incur any liabilities other than in the ordinary course of business consistent with past practices and policies;

                     (U) without prior consent sell any participation interest in any loan in excess of $3.0 million or any other loan (other than sales of loans secured by one- to four-family real estate that are consistent with past practice) (and provided that First Niagara Bank will be given the first opportunity to purchase any loan participation being sold) or OREO properties (other than sales of OREO which generate a net book loss of not more than $20,000 per property); or

                     (V) agree to do any of the foregoing.

         6.2. Current Information.

         During the period from the date of this Agreement to the Effective Time, FLBC will cause one or more of its representatives to confer with representatives of First Niagara Financial and report the general status of its ongoing operations at such times as First Niagara Financial may reasonably request, which shall include, but not be limited to, discussion of the possible termination by FLBC and SBFL of third-party service provider arrangements effective at the Effective Time or at a date thereafter, non-renewal of personal property leases and software licenses used by FLBC or any of its Subsidiaries in connection with its systems operations, retention of outside consultants and additional employees to assist with the conversion, and outsourcing, as appropriate, of proprietary or self-provided system services, it being understood that FLBC shall not be obligated to take any such action prior to the Effective Time and, unless FLBC otherwise agrees, no conversion shall take place prior to the Effective Time. In the event that FLBC or any of its Subsidiaries takes, at the request of First Niagara Financial, any action relative to third parties to facilitate the conversion that results in the imposition of any termination fees, expenses or charges, First Niagara Financial shall indemnify FLBC and its Subsidiaries for any such fees, expenses and charges, and the costs of reversing the conversion process, if for any reason the Merger is not consummated in accordance with the terms of this Agreement. FLBC will promptly notify First Niagara Financial of any material change in the normal course of its business or in the operation of its properties and, to the extent permitted by applicable law, of any governmental complaints, investigations or hearings (or communications indicating that the same may be contemplated), or the institution or the threat of material litigation involving FLBC or any FLBC Subsidiary. FLBC will also provide First Niagara Financial such information with respect to such events as First Niagara Financial may reasonably request from time to time.

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

         6.3. Access to Properties and Records.

         Subject to Section 12.1 hereof, FLBC shall permit First Niagara Financial reasonable access upon reasonable notice to its properties and those of the FLBC Subsidiaries, and shall disclose and make available to First Niagara Financial during normal business hours all of its books, papers and records relating to the assets, properties, operations, obligations and liabilities, including, but not limited to, all books of account (including the general ledger), tax records, minute books of directors' (other than minutes that discuss any of the transactions contemplated by this Agreement or other strategic alternatives) and stockholders' meetings, organizational documents, Bylaws, material contracts and agreements, filings with any regulatory authority, litigation files, plans affecting employees, and any other business activities or prospects in which First Niagara Financial may have a reasonable interest; provided, however, that FLBC shall not be required to take any action that would provide access to or to disclose information where such access or disclosure would violate or prejudice the rights or business interests or confidences of any customer or other person or would result in the waiver by it of the privilege protecting communications between it and any of its counsel. FLBC shall provide and shall request its auditors to provide First Niagara Financial with such historical financial information regarding it (and related audit reports and consents) as First Niagara Financial may reasonably request for securities disclosure purposes. First Niagara Financial shall use commercially reasonable efforts to minimize any interference with FLBC's regular business operations during any such access to FLBC's property, books and records. FLBC and each FLBC Subsidiary shall permit First Niagara Financial, at its expense, to cause a "phase I environmental audit" and a "phase II environmental audit" to be performed at any physical location owned or occupied by FLBC or any FLBC Subsidiary.

         6.4. Financial and Other Statements.

              6.4.1. Promptly upon receipt thereof, FLBC will furnish to First Niagara Financial copies of each annual, interim or special audit of the books of FLBC and the FLBC Subsidiaries made by its independent accountants and copies of all internal control reports submitted to FLBC by such accountants in connection with each annual, interim or special audit of the books of FLBC and the FLBC Subsidiaries made by such accountants.

              6.4.2. As soon as reasonably available, but in no event later than the date such documents are filed with the SEC, FLBC will deliver to First Niagara Financial the Securities Documents filed by it with the SEC under the Securities Laws. FLBC will furnish to First Niagara Financial copies of all documents, statements and reports as it or any FLBC Subsidiary shall send to its stockholders, the FDIC, the OTS or any other regulatory authority, except as legally prohibited thereby. Within 25 days after the end of each month, FLBC will deliver to First Niagara Financial a consolidated balance sheet and a consolidated statement of operations, without related notes, for such month prepared in accordance with current financial reporting practices.

              6.4.3. FLBC will advise First Niagara Financial promptly of the receipt of any examination report of any Bank Regulator with respect to the condition or activities of FLBC or any of the FLBC Subsidiaries.

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              6.4.4. With reasonable promptness, FLBC will furnish to First
Niagara Financial such additional financial data as First Niagara Financial may reasonably request, including without limitation, detailed monthly financial statements and loan reports.

         6.5. Maintenance of Insurance.

         FLBC and SBFL shall maintain, and cause their respective Subsidiaries to maintain, insurance in such amounts as are reasonable to cover such risks as are customary in relation to the character and location of its properties and the nature of its business

         6.6. Disclosure Supplements.

         From time to time prior to the Effective Time, FLBC and SBFL will promptly supplement or amend the FLBC DISCLOSURE SCHEDULE delivered in connection herewith with respect to any matter hereafter arising which, if existing, occurring or known at the date of this Agreement, would have been required to be set forth or described in such FLBC DISCLOSURE SCHEDULE or which is necessary to correct any information in such FLBC DISCLOSURE SCHEDULE which has been rendered materially inaccurate thereby. No supplement or amendment to such FLBC DISCLOSURE SCHEDULE shall have any effect for the purpose of determining satisfaction of the conditions set forth in Article IX.

         6.7. Consents and Approvals of Third Parties.

         FLBC and SBFL shall use all commercially reasonable efforts to obtain as soon as practicable all consents and approvals of any other persons necessary or desirable for the consummation of the transactions contemplated by this Agreement. Without limiting the generality of the foregoing, FLBC shall utilize the services of a professional proxy soliciting firm to help obtain the shareholder vote required to be obtained by it hereunder.

         6.8. All Reasonable Efforts.

         Subject to the terms and conditions herein provided, FLBC and SBFL agree to use all commercially reasonable efforts to take, or cause to be taken, all action and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective the transactions contemplated by this Agreement.

         6.9. Failure to Fulfill Conditions.

         In the event that FLBC determines that a condition to its obligation to complete the Merger cannot be fulfilled and that it will not waive that condition, it will promptly notify First Niagara Financial.

         6.10. No Solicitation.

         From and after the date hereof until the termination of this Agreement, neither FLBC, nor any FLBC Subsidiary, nor any of their respective officers, directors, employees, representatives, agents or affiliates (including, without limitation, any investment banker, attorney or accountant retained by FLBC or any of its Subsidiaries), will, directly or indirectly, initiate, solicit or knowingly encourage (including by way of furnishing non-public information or assistance) any inquiries or the making of any proposal that constitutes, or may reasonably be expected to lead to, any Acquisition Proposal (as defined below), or enter into or maintain or continue discussions or negotiate with any person or entity in furtherance of such inquiries or to obtain an Acquisition Proposal or agree to or endorse any Acquisition Proposal, or authorize or permit any of its officers, directors, or employees or any of its subsidiaries or any investment banker, financial advisor, attorney, accountant or other representative retained by any of its subsidiaries to take any such action, and FLBC shall notify First Niagara Financial orally (within one business day) and in writing (as promptly as practicable) of all of the relevant details relating to all inquiries and proposals which it or any of its Subsidiaries or any such officer, director, employee, investment banker, financial advisor, attorney, accountant or other representative may receive relating to any of such matters, provided, however, that nothing contained in this Section 6.10 shall prohibit the Board of Directors of FLBC from furnishing information to, or entering into discussions or negotiations with any person or entity that makes an unsolicited written proposal to acquire FLBC pursuant to a merger, consolidation, share exchange, business combination, tender or exchange offer or other similar transaction, if, and only to the extent that, (A) the Board of Directors of FLBC receives an opinion from its independent financial advisor that such proposal may be or could be superior to the Merger from a financial point-of-view to FLBC's stockholders, (B) the Board of Directors of FLBC, after consultation with and after considering the advice of independent legal counsel, determines in good faith that the failure to furnish information to or enter into discussions with such person may cause the Board of Directors of FLBC to breach its fiduciary duties to stockholders under applicable law (such proposal that satisfies (A) and (B) being referred to herein as a "Superior Proposal"); (C) FLBC promptly notifies First Niagara Financial of such inquiries, proposals or offers received by, any such information requested from, or any such discussions or negotiations sought to be initiated or continued with FLBC or any of its representatives indicating, in connection with such notice, the name of such person and the material terms and conditions of any inquiries, proposals or offers, and (D) the FLBC Stockholders Meeting has not occurred. For purposes of this Agreement, "Acquisition Proposal" shall mean any proposal or offer as to any of the following (other than the transactions contemplated hereunder) involving FLBC or any of its subsidiaries: (i) any merger, consolidation, share exchange, business combination, or other similar transactions; (ii) any sale, lease, exchange, mortgage, pledge, transfer or other disposition of 25% or more of the assets of FLBC, taken as a whole, in a single transaction or series of transactions; (iii) any tender offer or exchange offer for 25% or more of the outstanding shares of capital stock of FLBC or the filing of a registration statement under the Securities Act in connection therewith; or (iv) any public announcement of a proposal, plan or intention to do any of the foregoing or any agreement to engage in any of the foregoing.

         6.11. Reserves and Merger-Related Costs.

         On or before the Effective Time, FLBC shall establish such additional accruals and reserves as may be necessary to conform the accounting reserve practices and methods (including credit loss practices and methods) of FLBC to those of First Niagara Financial (as such practices and methods are to be applied to FLBC from and after the Closing Date) and First Niagara Financial's plans with respect to the conduct of the business of FLBC following the Merger and otherwise to reflect Merger-related expenses and costs incurred by FLBC, provided, however, that FLBC shall not be required to take such action unless First Niagara Financial agrees in writing that all conditions to closing set forth in Article IX have been satisfied or waived (except for the expiration of any applicable waiting periods); prior to the delivery by First Niagara Financial of the writing referred to in the preceding clause, FLBC shall provide First Niagara Financial a written statement, certified without personal liability by the chief executive officer of FLBC and dated the date of such writing, that the representation made in Section 4.15.1 hereof is true as of such date or, alternatively, setting forth in detail the circumstances that prevent such representation from being true as of such date; and no accrual or reserve made by FLBC or any FLBC Subsidiary pursuant to this subsection, or any litigation or regulatory proceeding arising out of any such accrual or reserve, shall constitute or be deemed to be a breach or violation of any representation, warranty, covenant, condition or other provision of this Agreement or to constitute a termination event within the meaning of Section 11.1.2 hereof. No action shall be required to be taken by FLBC pursuant to this Section 6.11 if, in the opinion of FLBC's independent auditors, such action would contravene GAAP.

         6.12. Board of Directors and Committee Meetings.

         FLBC and SBFL shall permit a representative of First Niagara Financial to attend any meeting of the Board of Directors of FLBC and/or SBFL or the Executive Committees thereof as an observer (the "Observer") (provided that neither FLBC nor SBFL shall be required to permit the First Niagara Financial representative to remain present during any confidential discussion of this Agreement and the transactions contemplated hereby or any third party proposal to acquire control of FLBC or SBFL or during any other matter that the respective Board of Directors has been advised of by counsel that such attendance by the Observer would violate a confidentiality obligation or fiduciary duty.

                                  ARTICLE VII
                      COVENANTS OF FIRST NIAGARA FINANCIAL

         7.1. Conduct of Business.

         During the period from the date of this Agreement to the Effective Time, except with the written consent of FLBC, which consent will not be unreasonably withheld, conditioned or delayed, none of the Mutual Company, FNFG, First Niagara Financial or First Niagara Bank will conduct its business in the ordinary course consistent with past practices and will not take any action that would: (i) adversely affect the ability of any party to obtain the approvals from the Bank Regulators required for the transactions contemplated hereby or materially increase the period of time necessary to obtain such approvals; (ii) adversely affect its ability to perform its covenants and agreements under this Agreement; or (iii) result in the representations and warranties contained in
Article V of this Agreement not being true and correct on the date of this Agreement or at any future date on or prior to the Closing Date, Provided that the Conversion and related transactions shall be considered in the ordinary course of business hereunder; and Provided further, that nothing herein shall preclude the Mutual Company, First Niagara Financial and First Niagara Bank from completing the Charter Conversions, and the related Charter Conversion Bank Mergers, subject to applicable law and regulation and the consent of FLBC.

         7.2. Current Information.

         During the period from the date of this Agreement to the Effective Time, First Niagara Financial will cause one or more of its representatives to confer with representatives of FLBC and report the general status of its ongoing operations, including the progress of the Conversion, at such times as FLBC may reasonably request. First Niagara Financial will promptly notify FLBC, to the extent permitted by applicable law, of any governmental complaints, investigations or hearings (or communications indicating that the same may be contemplated), or the institution or the threat of material litigation involving First Niagara Financial and any First Niagara Financial Subsidiary.

         7.3. Financial and Other Statements.

         As soon as reasonably available, but in no event later than the date such documents are filed with the SEC, First Niagara Financial will deliver to FLBC the Securities Documents filed by it with the SEC under the Securities Laws. First Niagara Financial will furnish to FLBC copies of all documents, statements and reports as it or FNFG file with the OTS or any other regulatory authority with respect to the Merger and the Conversion.

         7.4. Disclosure Supplements.

         From time to time prior to the Effective Time, the Mutual Company, FNFG, First Niagara Financial and First Niagara Bank will promptly supplement or amend the FIRST NIAGARA FINANCIAL GROUP DISCLOSURE SCHEDULE delivered in connection herewith with respect to any material matter hereafter arising which, if existing, occurring or known at the date of this Agreement, would have been required to be set forth or described in such FIRST NIAGARA FINANCIAL GROUP DISCLOSURE SCHEDULE or which is necessary to correct any information in such FIRST NIAGARA FINANCIAL GROUP DISCLOSURE SCHEDULE which has been rendered inaccurate thereby. No supplement or amendment to such FIRST NIAGARA FINANCIAL GROUP DISCLOSURE SCHEDULE shall have any effect for the purpose of determining satisfaction of the conditions set forth in Article IX.

         7.5. Consents and Approvals of Third Parties.

         The Mutual Company, FNFG, First Niagara Financial and First Niagara Bank shall use all commercially reasonable efforts to obtain as soon as practicable all consents and approvals of any other Persons, including the Depositors and stockholders of First Niagara Financial necessary or desirable for the consummation of the transactions contemplated by this Agreement, including the Conversion.

         7.6. All Reasonable Efforts.

         Subject to the terms and conditions herein provided, the Mutual Company, FNFG, First Niagara Financial and First Niagara Bank agree to use all commercially reasonable efforts to take, or cause to be taken, all action and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective the transactions contemplated by this Agreement, including the Conversion.

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

     7.7.   Failure to Fulfill Conditions.

     In the event that the Mutual Company, FNFG, First Niagara Financial or First Niagara Bank determine that a condition to its obligation to complete the Merger or Conversion cannot be fulfilled and that it will not waive that condition, it will promptly notify FLBC.

     7.8.   Employee Benefits.

            7.8.1. The FLBC Employee Stock Ownership Plan (the "FLBC ESOP") shall be terminated as of, or prior to, the Effective Time (all shares held by the ESOP shall be converted into the right to receive the Merger Consideration, as elected by the ESOP participants), all outstanding FLBC ESOP indebtedness shall be repaid, and the balance shall be allocated and distributed to FLBC ESOP participants (subject to the receipt of a determination letter from the IRS), as provided for in the FLBC ESOP and unless otherwise required by applicable law. First Niagara Financial will review all other FLBC Compensation and Benefit Plans to determine whether to maintain, terminate or continue such plans. All FLBC Employees who become participants in a First Niagara Financial Compensation and Benefit Plan shall, for purposes of determining eligibility for and for any applicable vesting periods of such employee benefits only (and not for pension benefit accrual purposes) be given credit for meeting eligibility and vesting requirements in such plans for service as an employee of FLBC or an FLBC Subsidiary or any predecessor thereto prior to the Effective Time, provided that credit for prior service under the First Niagara Financial ESOP is limited to a maximum of two years.

            7.8.2. FNFG and/or First Niagara Financial shall honor all employment and severance agreements with officers or employees of FLBC and/or SBFL which are set forth in FLBC DISCLOSURE SCHEDULE 4.12.1, in the manner set forth in FIRST NIAGARA FINANCIAL GROUP DISCLOSURE SCHEDULE 7.8.2. If requested by First Niagara Financial no earlier than December 1, 2002, FLBC shall take such action under its 2001 Recognition and Retention Plan to accelerate the vesting of such outstanding awards and to such individuals as specified in the First Niagara Financial request, to a date that is on or prior to December 31, 2002.

            7.8.3. At and for a period of six months following the Effective Time, any terminated employees of FLBC or SBFL whose employment is terminated, other than voluntary termination and termination for nonperformance, negligence, misconduct or other such cause, shall be provided with severance benefits equal to two (2) weeks pay for every year of service with FLBC or SBFL, with a minimum of two (2) weeks severance for any terminated employee, and a maximum of twenty-six (26) weeks of severance. The benefit set forth in this section 7.8.3 shall be payable to any person who is an employee of FLBC or SBFL five business days prior to the Effective Time (other than an employee who is a party to an employment or change in control agreement) and whose employment is terminated (other than voluntary termination and termination for nonperformance, negligence, misconduct or other such cause) during the period ending six months after the Effective Time. The severance payment shall be made within 14 days of the date of termination of employment and subject to withholding and other applicable taxes. While FNFG and First Niagara Financial intend to provide Continuing Employees (as defined below) with compensation and benefits comparable to those currently provided by FLBC, this Agreement shall not be construed to limit the ability of FNFG or First Niagara Bank to terminate the employment of any employee or to review employee benefits programs from time to time and to make such changes as they deem appropriate.

            7.8.4. First Niagara Financial agrees to pay for outplacement services for all employees (excluding any officer who is a party to an employment or severance agreement) who are terminated within six months of the date of the Effective Time. Such services shall be commensurate with the position and seniority of a terminated employee and shall include, for example, for executive management services such as professional counseling, training, interviewing skills and similar assistance commensurate with the customary needs of displaced senior management officials. Other officers and non-officer employees shall receive comparable services commensurate with their seniority and specific needs and as customary for the positions held. In no event, however, shall the aggregate cost of such outplacement for all employees exceed $25,000 or such other amount as the parties may agree. The actual services and the employees to receive such services shall be as mutually agreed upon between First Niagara Financial and FLBC.

            7.8.5. In the event of any termination or consolidation of any FLBC health plan with any FNFG health plan, FNFG shall make available to employees of FLBC or an FLBC Subsidiary who continue employment with FNFG or a FNFG Subsidiary ("Continuing Employees") and their dependents employer-provided health coverage on the same basis as it provides such coverage to FNFG employees. Unless a Continuing Employee affirmatively terminates coverage under a FLBC health plan prior to the time that such Continuing Employee becomes eligible to participate in the FNFG health plan, no coverage of any of the Continuing Employees or their dependents shall terminate under any of the FLBC health plans prior to the time such Continuing Employees and their dependents become eligible to participate in the health plans, programs and benefits common to all employees of FNFG and their dependents. In the event of a termination or consolidation of any FLBC health plan, terminated FLBC employees and qualified beneficiaries will have the right to continued coverage under group health plans of FNFG in accordance with Code Section 4980B(f), consistent with the provisions below. In the event of any termination, or consolidation of any FLBC health plan with any FNFG health plan, any pre-existing condition limitation or exclusion in the FNFG health plan shall not apply to Continuing Employees or their covered dependents who have satisfied such pre-existing condition limitation or exclusion waiting period under a FLBC health plan with respect to such pre-existing condition on the Effective Time and who then change that coverage to FNFG's health plan at the time such Continuing Employee is first given the option to enroll in such FNFG health plan. All FLBC Employees who cease participating in an FLBC health plan and become participants in a comparable FNFG health plan shall receive credit for any co-payment and deductibles paid under FLBC's health plan for purposes of satisfying any applicable deductible or out-of-pocket requirements under the FNFG health plan, upon substantiation, in a form satisfactory to FNFG that such co-payment and/or deductible has been satisfied.

            7.8.6. First Niagara Bank currently intends to consolidate the Auburn branch office of SBFL with the existing branch office maintained by a Bank Affiliate.

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

     7.9.   Directors and Officers Indemnification and Insurance.

            7.9.1. FNFG shall maintain, or shall cause First Niagara Bank to maintain, in effect for three years following the Effective Time, the current directors' and officers' liability insurance policies maintained by FLBC and the FLBC Subsidiaries (provided, that FNFG may substitute therefor policies of at least the same coverage containing terms and conditions which are not materially less favorable) with respect to matters occurring prior to the Effective Time; provided, however, that in no event shall FNFG be required to expend pursuant to this Section 7.9.1 more than 135% of the annual cost currently expended by FLBC with respect to such insurance. In connection with the foregoing, FLBC agrees in order for FNFG to fulfill its agreement to provide directors and officers liability insurance policies for three years to provide such insurer or substitute insurer with such representations as such insurer may request with respect to the reporting of any prior claims.

            7.9.2. In addition to 7.9.1, for a period of six years after the Effective Time, FNFG and First Niagara Financial shall indemnify, defend and hold harmless each person who is now, or who has been at any time before the date hereof or who becomes before the Effective Time, an officer or director of FLBC or a FLBC Subsidiary (the "Indemnified Parties") against all losses, claims, damages, costs, expenses (including attorney's fees), liabilities or judgments or amounts that are paid in settlement (which settlement shall require the prior written consent of FNFG, which consent shall not be unreasonably withheld) of or in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, or administrative (each a "Claim"), in which an Indemnified Party is, or is threatened to be made, a party or witness in whole or in part on or arising in whole or in part out of the fact that such person is or was a director, officer or employee of FLBC or a FLBC Subsidiary if such Claim pertains to any matter of fact arising, existing or occurring before the Effective Time (including, without limitation, the Merger and the other transactions contemplated hereby), regardless of whether such Claim is asserted or claimed before, or after, the Effective Time (the "Indemnified Liabilities"), to the fullest extent permitted under applicable state or Federal law, FNFG's Certificate of Incorporation and Bylaws, and under FLBC's Certificate of Incorporation or Charter and Bylaws. FNFG shall pay expenses in advance of the final disposition of any such action or proceeding to each Indemnified Party to the full extent permitted by applicable state or Federal law upon receipt of an undertaking to repay such advance payments if he shall be adjudicated or determined to be not entitled to indemnification in the manner set forth below. Any Indemnified Party wishing to claim indemnification under this Section 7.9.2 upon learning of any Claim, shall notify FNFG (but the failure so to notify FNFG shall not relieve it from any liability which it may have under this Section 7.9.2, except to the extent such failure materially prejudices FNFG) and shall deliver to FNFG the undertaking referred to in the previous sentence. In the event of any such Claim (whether arising before or after the Effective Time) (1) FNFG shall have the right to assume the defense thereof (in which event the Indemnified Parties will cooperate in the defense of any such matter) and upon such assumption FNFG shall not be liable to any Indemnified Party for any legal expenses of other counsel or any other expenses subsequently incurred by any Indemnified Party in connection with the defense thereof, except that if FNFG elects not to assume such defense, or counsel for the Indemnified Parties reasonably advises the Indemnified Parties that there are or may be (whether or not any have yet actually arisen) issues which raise conflicts of interest between FNFG and the Indemnified Parties, the Indemnified Parties may retain counsel reasonably satisfactory to them, and FNFG shall pay the reasonable fees and expenses of such counsel for the Indemnified Parties, (2) except to the extent otherwise required due to conflicts of interest, FNFG shall be obligated pursuant to this paragraph to pay for only one firm of counsel for all Indemnified Parties whose reasonable fees and expenses shall be paid promptly as statements are received unless there is a conflict of interest that necessitates more than one law firm, (3) FNFG shall not be liable for any settlement effected without its prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed), and (4) no Indemnified Party shall be entitled to indemnification hereunder with respect to a matter as to which (x) he shall have been adjudicated in any proceeding not to have acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of FLBC or any FLBC Subsidiary, or (y) in the event that a proceeding is compromised or settled so as to impose any liability or obligation upon an Indemnified Party, if there is a determination that with respect to said matter said Indemnified Party did not act in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of FLBC or any FLBC Subsidiary. The determination shall be made by a majority vote of a quorum consisting of the Directors of FNFG who are not involved in such proceeding.

            7.9.3. In the event that either FNFG or any of its successors or assigns (i) consolidates with or merges into any other person and shall not be the continuing or surviving bank or entity of such consolidation or merger or
(ii) transfers all or substantially all of its properties and assets to any person, then, and in each such case, proper provision shall be made so that the successors and assigns of FNFG shall assume the obligations set forth in this
Section 7.9.

            7.9.4. The obligations of FNFG provided under this Section 7.9 are intended to be enforceable against FNFG directly by the Indemnified Parties and shall be binding on all respective successors and permitted assigns of FNFG.

     7.10.  Stock Listing.

     FNFG agrees to list on the Stock Exchange (or such other national securities exchange on which the shares of the FNFG Common Stock shall be listed as of the date of consummation of the Merger), subject to official notice of issuance, the shares of FNFG Common Stock to be issued in the Merger.

     7.11.  Stock and Cash Reserve.

     FNFG agrees at all times from the date of this Agreement until the Merger Consideration has been paid in full to reserve a sufficient number of shares of its common stock and to maintain sufficient liquid accounts or borrowing capacity to fulfill its obligations under this Agreement.

                                  ARTICLE VIII
                          REGULATORY AND OTHER MATTERS

     8.1.   FLBC and First Niagara Financial Special Meetings.

            8.1.1. FLBC will (i) as promptly as practicable after the Merger Registration Statement is declared effective by the SEC, take all steps necessary to duly call, give notice of, convene and hold a meeting of its stockholders (the "FLBC Stockholders Meeting"), for the

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purpose of considering this Agreement and the Merger, and for such other purposes as may be, in FLBC's reasonable judgment, necessary or desirable, (ii) subject to the next sentence, have its Board of Directors recommend approval of this Agreement to the FLBC stockholders. The Board of Directors of FLBC may fail to make such a recommendation, or withdraw, modify or change any such recommendation only in connection with a Superior Proposal, as set forth in
Section 6.10 of this Agreement, and only if such Board of Directors, after having consulted with and considered the advice of outside counsel to such Board, has determined that the making of such recommendation, or the failure so to withdraw, modify or change its recommendation, would constitute a breach of the fiduciary duties of such directors under applicable law; and (iii) cooperate and consult with First Niagara Financial and FNFG with respect to each of the foregoing matters. The FLBC Stockholders Meeting shall not be held until the Conversion Registration Statement has been declared effective by the SEC.

            8.1.2. First Niagara Financial will (i) as promptly as practicable after the Merger Registration Statement is declared effective by the SEC, take all steps necessary to duly call, give notice of, convene and hold a meeting of its stockholders (the "First Niagara Financial Stockholders Meeting"), which shall not be held until the requisite approvals from the Bank Regulators have been obtained and the Conversion Registration Statement has been declared effective by the SEC, for the purpose of approving the transactions contemplated by this Agreement, and for such other purposes as may be, in First Niagara Financial's reasonable judgment, necessary or desirable, (ii) subject to the fiduciary responsibility of the Board of Directors of First Niagara Financial as advised by counsel, recommend to its stockholders the approval of the aforementioned matters to be submitted by it to its stockholders, and (iii) cooperate and consult with FLBC with respect to each of the foregoing matters.

     8.2.   Proxy Statement-Prospectus.

            8.2.1. For the purposes (x) of registering FNFG Common Stock to be offered to holders of FLBC Common Stock in connection with the Merger with the SEC under the Securities Act and applicable state securities laws and (y) of holding the FLBC Stockholders Meeting and First Niagara Financial Stockholders Meeting, FNFG shall draft and prepare, and FLBC shall cooperate in the preparation of, the Merger Registration Statement, including a combined proxy statement and prospectus or statements satisfying all applicable requirements of applicable state securities and banking laws, and of the Securities Act and the Exchange Act, and the rules and regulations thereunder (such proxy statement/prospectus in the form mailed by FLBC to the FLBC stockholders and by First Niagara Financial to the First Niagara Financial stockholders, together with any and all amendments or supplements thereto, being herein referred to as the "Proxy Statement-Prospectus"). FNFG shall provide FLBC and its counsel with appropriate opportunity to review and comment on the Proxy Statement-Prospectus prior to the time it is initially filed with the SEC or any amendments are filed with the SEC. FNFG shall file the Merger Registration Statement, including the Proxy Statement-Prospectus, with the SEC. Each of FNFG and FLBC shall use their best efforts to have the Merger Registration Statement declared effective under the Securities Act as promptly as practicable after such filing, and each of FLBC and FNFG shall thereafter promptly mail the Proxy Statement-Prospectus to its stockholders. FNFG shall also use its best efforts to obtain all necessary state securities law or "Blue Sky" permits and approvals required to carry out the transactions contemplated by this

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Agreement, and FLBC shall furnish all information concerning FLBC and the holders of FLBC Common Stock as may be reasonably requested in connection with any such action.

            8.2.2. FLBC shall provide FNFG with any information concerning itself that First Niagara Financial may reasonably request in connection with the drafting and preparation of the Proxy Statement-Prospectus, and First Niagara Financial shall notify FLBC promptly of the receipt of any comments of the SEC with respect to the Proxy Statement-Prospectus and of any requests by the SEC for any amendment or supplement thereto or for additional information and shall provide to FLBC promptly copies of all correspondence between FNFG, First Niagara Financial or any of their representatives and the SEC. FNFG and First Niagara Financial shall give FLBC and its counsel the opportunity to review and comment on the Proxy Statement-Prospectus prior to its being filed with the SEC and shall give FLBC and its counsel the opportunity to review and comment on all amendments and supplements to the Proxy Statement-Prospectus and all responses to requests for additional information and replies to comments prior to their being filed with, or sent to, the SEC. Each of First Niagara Financial, FNFG and FLBC agrees to use all reasonable efforts, after consultation with the other party hereto, to respond promptly to all such comments of and requests by the SEC and to cause the Proxy Statement-Prospectus and all required amendments and supplements thereto to be mailed to the holders of FLBC Common Stock and First Niagara Financial Group Common Stock entitled to vote at the FLBC Stockholders Meeting and First Niagara Financial Stockholders Meeting, respectively, referred to in Section 8.1 hereof at the earliest practicable time.

            8.2.3. FLBC and First Niagara Financial shall promptly notify the other party if at any time it becomes aware that the Proxy Statement-Prospectus or the Merger Registration Statement contains any untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements contained therein, in light of the circumstances under which they were made, not misleading. In such event, FLBC shall cooperate with First Niagara Financial and FNFG in the preparation of a supplement or amendment to such Proxy Statement-Prospectus which corrects such misstatement or omission, and FNFG shall file an amended Merger Registration Statement with the SEC, and each of FLBC, First Niagara Financial and FNFG shall mail an amended Proxy Statement-Prospectus to FLBC's and First Niagara Financial's stockholders, respectively. FLBC, on the one hand, and First Niagara Financial and FNFG on the other shall each provide to the other a "comfort" letter from its independent certified public accountant, dated as of the date of the Proxy Statement-Prospectus and updated as of the date of consummation of the Merger, with respect to certain financial information regarding FLBC and First Niagara Financial and FNFG, respectively, each in form and substance which is customary in transactions such as the Merger.

     8.3.   The Mutual Company Conversion from Mutual to Stock Form.

     Commencing promptly after the date of this Agreement, the Mutual Company, First Niagara Financial, FNFG and First Niagara Bank will take all reasonable steps necessary to effect the Conversion. In addition, without limiting the generality of the foregoing, the Mutual Company shall cause the following to be done:

            8.3.1. The First Niagara Financial Stockholders Meeting. First Niagara Financial will (i) as promptly as practicable after the Conversion Registration Statement is declared effective by the SEC, and the requisite approvals from the Bank Regulators have been obtained, take all steps necessary to duly call, give notice of, convene and hold the First Niagara Financial Stockholders Meeting for the purpose of approving the Conversion and/or the Plan of Conversion, and for such other purposes as may be, in the reasonable judgment of First Niagara Financial, necessary or desirable, and (ii) subject to the fiduciary responsibility of the Board of Directors of First Niagara Financial as advised by counsel, recommend to its stockholders the approval of the aforementioned matters to be submitted by it to its stockholders.

            8.3.2.  The Mutual Company Special Meeting. The Mutual Company will
(i) as promptly as practicable after the Conversion Registration Statement is declared effective by the SEC, and the requisite approvals from the Bank Regulators have been obtained, take all steps necessary to duly call, give notice of, convene and hold a meeting of Depositors (the "Depositors Meeting") for the purpose of approving the Plan of Conversion, and for such other purposes as may be, in the reasonable judgment of the Mutual Company, necessary or desirable, (ii) subject to the fiduciary responsibility of the Board of Trustees of the Mutual Company as advised by counsel, recommend to Depositors the approval of the aforementioned matters to be submitted by it to Depositors, and
(iii) cooperate and consult with FLBC with respect to each of the foregoing matters.

            8.3.3. The Mutual Company will use all reasonable efforts to prepare and file all required regulatory applications required in connection with the Conversion.

            8.3.4. First Niagara Financial and FNFG shall prepare as promptly as practicable, and FLBC shall co-operate in the preparation of, the Conversion Prospectus. Such Conversion Prospectus shall be incorporated into the Conversion Registration Statement. FNFG shall file the Conversion Registration Statement with the SEC. FNFG shall use its reasonable best efforts to have the Conversion Registration Statement declared effective under the Securities Act as promptly as practicable after such filing.

            8.3.5. FLBC shall provide First Niagara Financial and FNFG with any information concerning it that First Niagara Financial or FNFG may reasonably request in connection with the Conversion Prospectus, and First Niagara Financial shall notify FLBC promptly of the receipt of any comments of the SEC, the OTS and any other Bank Regulator with respect to the Conversion Prospectus and of any requests by the SEC, the OTS or any other Bank Regulator for any amendment or supplement thereto or for additional information, and shall provide to FLBC promptly copies of all correspondence between FNFG or any representative of FNFG and the SEC, the OTS or any other Bank Regulator. FNFG shall give FLBC and its counsel the opportunity to review and comment on the Conversion Prospectus prior to its being filed with the SEC, the OTS and any Bank Regulator and shall give FLBC and its counsel the opportunity to review and comment on all amendments and supplements to the Conversion Prospectus and all responses to requests for additional information and replies to comments prior to their being filed with, or sent to, the SEC, the OTS and any Bank Regulator. Each of First Niagara Financial, FNFG and FLBC agrees to use all reasonable efforts, after consultation with the other party hereto, to respond promptly to all such comments of and requests by the SEC, the OTS and any Bank Regulator and to cause the Conversion Prospectus and all required amendments and supplements thereto to be mailed to Depositors at the earliest practicable time.

            8.3.6. FLBC shall promptly notify First Niagara Financial if at any time it becomes aware that the Conversion Prospectus or the Conversion Registration Statement contains any untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements contained therein, in light of the circumstances under which they were made, not misleading. In such event, FLBC shall cooperate with First Niagara Financial and FNFG in the preparation of a supplement or amendment to such Conversion Prospectus, which corrects such misstatement or omission, and FNFG shall file an amended Conversion Registration Statement with the SEC. FLBC shall provide to FNFG, First Niagara Financial and the placement agent for the sale of FNFG Common Stock in the Conversion Offering a "comfort" letter from the independent certified public accountants for FLBC, dated as of the date of the Conversion Prospectus and updated as of the date of consummation of the Conversion, with respect to certain financial information regarding FLBC, each in form and substance which is customary in transactions such as the Conversion, and shall cause its counsel to deliver to the placement agent for the Conversion such opinions as First Niagara Financial and FNFG may reasonably request.

            8.3.7. The aggregate price for which the shares of First Niagara Financial Group Common Stock are sold to purchasers in the Conversion Offering shall be based on the Independent Valuation. The Independent Valuation shall be expressed as a range (the "Valuation Range"), the maximum and minimum of which shall vary 15% above and below the midpoint of such range, and the maximum of such range may be increased by an additional 15%.

            8.3.8. If any shares of FNFG Common Stock that are offered for sale in the subscription offering that is conducted as part of the Conversion Offering remain unsold then, at First Niagara Financial's discretion, such shares may be issued to FLBC shareholders as part of the Merger Consideration.

     8.4.   Regulatory Approvals.

     Each of FLBC, FNFG and First Niagara Financial will cooperate with the other and use all reasonable efforts to promptly prepare all necessary documentation, to effect all necessary filings and to obtain all necessary permits, consents, approvals and authorizations of the SEC, the OTS, and any other Bank Regulator and third parties and governmental bodies necessary to consummate the transactions contemplated by this Agreement, including without limitation the Merger and the Conversion. FLBC and First Niagara Financial will furnish each other and each other's counsel with all information concerning themselves, their subsidiaries, directors, officers and stockholders and such other matters as may be necessary or advisable in connection with the Conversion Prospectus, the Proxy Statement-Prospectus and any application, petition or any other statement or application made by or on behalf of FLBC, FNFG or First Niagara Financial to any governmental body in connection with the Conversion, the Merger, and the other transactions contemplated by this Agreement. FLBC shall have the right to review and approve in advance all characterizations of the information relating to FLBC and any of its Subsidiaries, which appear in any filing made in connection with the transactions contemplated by this Agreement with any governmental body. In addition, FLBC, First Niagara Financial and FNFG shall each furnish to the other for review a copy of each such filing made in connection with the transactions contemplated by this Agreement with any governmental body prior to its filing.

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     8.5.   Affiliates.

            8.5.1. FLBC shall use all reasonable efforts to cause each director, executive officer and other person who is an "affiliate" (for purposes of Rule 145 under the Securities Act) of FLBC to deliver to First Niagara Financial, as soon as practicable after the date of this Agreement, and at least thirty (30) days prior to the date of the shareholders meeting called by FLBC to approve this Agreement, a written agreement, in the form of Exhibit B hereto, providing that such person will not sell, pledge, transfer or otherwise dispose of any shares of FNFG Common Stock to be received by such "affiliate," as a result of the Merger otherwise than in compliance with the applicable provisions of the Securities Act and the rules and regulations thereunder.

                                   ARTICLE IX
                               CLOSING CONDITIONS

     9.1.   Conditions to Each Party's Obligations under this Agreement.

     The respective obligations of each party under this Agreement shall be subject to the fulfillment at or prior to the Pre-Closing Date of the following conditions, none of which may be waived:

            9.1.1.  Stockholder and Depositor Approval.

                    (A) This Agreement and the transactions contemplated hereby shall have been approved by the requisite vote of the stockholders of FLBC and, if legally required, by the stockholders of First Niagara Financial.

                    (B) The Conversion and the Plan of Conversion shall have been approved by the requisite vote of Depositors and stockholders of First Niagara Financial.

            9.1.2. Injunctions. None of the parties hereto shall be subject to any order, decree or injunction of a court or agency of competent jurisdiction that enjoins or prohibits the consummation of the transactions contemplated by this Agreement.

            9.1.3. Regulatory Approvals. All necessary approvals, authorizations and consents of all Bank Regulators and Governmental Entities required to consummate the transactions contemplated by this Agreement shall have been obtained and shall remain in full force and effect and all waiting periods relating to such approvals, authorizations or consents shall have expired; and no such approval, authorization or consent shall include any condition or requirement, excluding standard conditions that are normally imposed by the regulatory authorities in bank merger transactions or in mutual-to-stock conversions, that would, in the good faith reasonable judgment of the Board of Directors of First Niagara Financial or FLBC, materially and adversely affect the business, operations, financial condition, property or assets of the combined enterprise of FLBC, SBFL and First Niagara Financial Group or otherwise materially impair the value of FLBC or SBFL to First Niagara Financial Group.

            9.1.4. Effectiveness of Merger Registration Statement. The Merger Registration Statement shall have become effective under the Securities Act and no stop order

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

suspending the effectiveness of the Merger Registration Statement shall have been issued, and no proceedings for that purpose shall have been initiated or threatened by the SEC and, if the offer and sale of FNFG Common Stock in the Merger is subject to the blue sky laws of any state, shall not be subject to a stop order of any state securities commissioner.

            9.1.5. Stock Exchange Listing. The shares of FNFG Common Stock to be issued in the Merger shall have been authorized for listing on the Stock Exchange, subject to official notice of issuance.

            9.1.6. Tax Opinion. On the basis of facts, representations and assumptions which shall be consistent with the state of facts existing at the Pre-Closing date, First Niagara Financial, FNFG and FLBC shall have received an opinion of Luse Gorman Pomerenk & Schick, P.C. reasonably acceptable in form and substance to First Niagara Financial, FNFG and FLBC dated as of the Pre-Closing Date, substantially to the effect that, for Federal income tax purposes:

                    (A) The Merger, when consummated in accordance with the terms hereof, either will constitute a reorganization within the meaning of
Section 368(a) of the Code or will be treated as part of a reorganization within the meaning of Section 368(a) of the Code;

                    (B) None of the Conversion, the Exchange Offer, or the merger of SBFL into First Niagara Bank will adversely affect the Merger qualifying as a Reorganization within the meaning of Section 368(A) of the Code.

                    (C) No gain or loss will be recognized by First Niagara Financial, FNFG, First Niagara Financial Group Savings, FLBC or SBFL by reason of the Merger;

                    (D) The exchange of FLBC Common Stock to the extent exchanged for FNFG Common Stock will not give rise to recognition of gain or loss for Federal income tax purposes to the shareholders of FLBC;

                    (E) The basis of the FNFG Common Stock to be received (including any fractional shares deemed received for tax purposes) by a FLBC shareholder will be the same as the basis of the FLBC Common Stock surrendered pursuant to the Merger in exchange therefor; and

                    (F) The holding period of the shares of FNFG Common Stock to be received by a shareholder of FLBC will include the period during which the shareholder held the shares of FLBC Common Stock surrendered in exchange therefor, provided the FLBC Common Stock surrendered is held as a capital asset at the Effective Time.

     Each of First Niagara Financial, FNFG and FLBC shall provide a letter setting forth the facts, assumptions and representations on which such counsel may rely in rendering its opinion.

            9.1.7. Conversion. Solely with respect to determining whether the consideration for this transaction shall include FNFG Common Stock, FNFG shall have received and accepted orders to purchase, including any shares to be issued as Merger Consideration, for at least the minimum number of shares of FNFG Common Stock offered for sale in the Conversion Offering.

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

     9.2. Conditions to the Obligations of First Niagara Financial under this Agreement.

     The obligations of First Niagara Financial and FNFG under this Agreement shall be further subject to the satisfaction of the conditions set forth in Sections 9.2.1 through 9.2.4 at or prior to the Pre-Closing, and the satisfaction of the condition set forth in Section 9.2.5 at or prior to the
Closing:

            9.2.1. Representations and Warranties. Except as otherwise contemplated by this Agreement or consented to in writing by First Niagara Financial, each of the representations and warranties of FLBC and SBFL set forth in this Agreement which is qualified as to materiality shall be true and correct, and each such representation or warranty that is not so qualified shall be true and correct in all material respects, in each case as of the date of this Agreement, and (except to the extent such representations and warranties speak as of an earlier date) as of the Effective Time; and FLBC shall have delivered to First Niagara Financial a certificate of FLBC to such effect signed by the Chief Executive Officer and the Chief Financial Officer of FLBC as of the Effective Time.

            9.2.2. Agreements and Covenants. As of the Pre-Closing Date, FLBC, SBFL and each FLBC Subsidiary shall have performed in all material respects all obligations and complied in all material respects with all agreements or covenants to be performed or complied with by each of them at or prior to the Effective Time, and First Niagara Financial shall have received a certificate signed on behalf of FLBC by the Chief Executive Officer and Chief Financial Officer of FLBC to such effect dated as of the Effective Time.

            9.2.3. Permits, Authorizations, Etc. FLBC and the FLBC Subsidiaries shall have obtained any and all material permits, authorizations, consents, waivers, clearances or approvals required for the lawful consummation of the Merger by FLBC.

            9.2.4. Accountants' Letter. First Niagara Financial shall have received a "comfort" letter from the independent certified public accountants for FLBC, dated (i) the effective date of the Merger Registration Statement and
(ii) the Pre-Closing Date, with respect to certain financial information regarding FLBC, each in form and substance which is customary in transactions of the nature contemplated by this Agreement.

            9.2.5. No Material Adverse Effect. Since December 31, 2001, no event has occurred or circumstance arisen that, individually or in the aggregate, has had or is reasonably likely to have a Material Adverse Effect on FLBC.

     FLBC will furnish First Niagara Financial with such certificates of its officers or others and such other documents to evidence fulfillment of the conditions set forth in this Section 9.2 as First Niagara Financial may reasonably request.

     9.3.   Conditions to the Obligations of FLBC under this Agreement.

     The obligations of FLBC under this Agreement shall be further subject to the satisfaction of the conditions set forth in Sections 9.3.1 through 9.3.4 at or prior to the Pre-Closing, and the satisfaction of the condition set forth in
Section 9.3.5 and 9.3.6 at or prior to the Closing:

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

            9.3.1. Representations and Warranties. Except as otherwise contemplated by this Agreement or consented to in writing by FLBC, each of the representations and warranties of First Niagara Financial, FNFG, First Niagara Bank and Mutual Company set forth in this Agreement which is qualified as to materiality shall be true and correct, and each such representation or warranty that is not so qualified shall be true and correct in all material respects, in each case as of the date of this Agreement, and (except to the extent such representations and warranties speak as of an earlier date) as of the Effective Time; and First Niagara Financial shall have delivered to FLBC a certificate of First Niagara Financial to such effect signed by the Chief Executive Officer and the Chief Financial Officer of FLBC as of the Effective Time.

            9.3.2. Agreements and Covenants. As of the Pre-Closing Date, First Niagara Financial, FNFG, the Mutual Company and First Niagara Bank shall have performed in all material respects all obligations and complied in all material respects with all agreements or covenants to be performed or complied with by each of them at or prior to the Effective Time, and FLBC shall have received a certificate signed on behalf of First Niagara Financial by the Chief Executive Officer and Chief Financial Officer to such effect dated as of the Effective Time.

            9.3.3. Permits, Authorizations, Etc. The Mutual Company, FNFG, First Niagara Financial and its Subsidiaries shall have obtained any and all material permits, authorizations, consents, waivers, clearances or approvals required for the lawful consummation of the Merger by First Niagara Financial and FNFG, the failure to obtain which would have a Material Adverse Effect on First Niagara Financial and its Subsidiaries, taken as a whole.

            9.3.4. Accountants' Letter. FLBC shall have received a "comfort" letter from the independent certified public accountants for First Niagara Financial and FNFG, dated (i) the effective date of the Merger Registration Statement and (ii) the Pre-Closing Date, with respect to certain financial information regarding First Niagara Financial and FNFG, each in form and substance which is customary in transactions of the nature contemplated by this Agreement.

            9.3.5. Payment of Merger Consideration. FNFG shall have delivered the Exchange Fund to the Exchange Agent on or before the Closing Date and the Exchange Agent shall provide FLBC with a certificate evidencing such delivery.

            9.3.6. No Material Adverse Effect. Since December 31, 2001, no event has occurred or circumstance arisen that, individually or in the aggregate, has had or is reasonably likely to have a Material Adverse Effect on First Niagara Financial.

     First Niagara Financial and FNFG will furnish FLBC with such certificates of their officers or others and such other documents to evidence fulfillment of the conditions set forth in this Section 9.3 as FLBC may reasonably request.

                                   ARTICLE X
                                   THE CLOSING

     10.1.  Time and Place.

     Subject to the provisions of Articles IX and XI hereof, the Closing of the transactions contemplated hereby shall take place at the offices of Luse Gorman Pomerenk & Schick, 5335 Wisconsin Avenue, Suite 400, Washington, D.C. at 10:00 a.m. on the date determined by First Niagara Financial, in its sole discretion, upon five (5) days prior written notice to FLBC, but in no event later than thirty days (30) after the last condition precedent pursuant to this agreement has been fulfilled or waived (including the expiration of any applicable waiting period), or at such other place, date or time upon which First Niagara Financial and FLBC mutually agree. A pre-closing of the transactions contemplated hereby (the "Pre-Closing") shall take place at the offices of Luse Gorman Pomerenk & Schick, 5335 Wisconsin Avenue, Suite 400, Washington, D.C. at 10:00 a.m. on the day prior to the Closing Date.

     10.2.  Deliveries at the Pre-Closing and the Closing.

     At the Pre-Closing there shall be delivered to First Niagara Financial, FNFG and FLBC the opinions, certificates, and other documents and instruments required to be delivered at the Pre-Closing under Article IX hereof. At or prior to the Closing, First Niagara Financial or FNFG shall deliver the Merger Consideration as set forth under Section 9.3.5 hereof.

                                   ARTICLE XI
                        TERMINATION, AMENDMENT AND WAIVER

     11.1.  Termination.

     This Agreement may be terminated at any time prior to the Pre-Closing Date, whether before or after approval of the Merger by the stockholders of FLBC:

            11.1.1. At any time by the mutual written agreement of First Niagara Financial and FLBC;

            11.1.2. By either FLBC or First Niagara Financial (provided, that the terminating party is not then in material breach of any representation, warranty, covenant or other agreement contained herein) if there shall have been a material breach of any of the representations or warranties set forth in this Agreement on the part of the other party, which breach by its nature cannot be cured prior to the Pre-Closing Date or shall not have been cured within 30 business days after written notice by First Niagara Financial to FLBC (or by FLBC to First Niagara Financial) of such breach provided that if the breach is non-monetary but curable in nature and cannot be cured within 30 days, the time to cure shall be extended to such time as may be reasonable, not to exceed an additional thirty (30) days (60 days in the aggregate) (and not beyond June 30, 2003) , conditioned upon the defaulting party promptly commencing to cure the default and thereafter continuing to cure the competitor;

            11.1.3. By either FLBC or First Niagara Financial (provided, that the terminating party is not then in material breach of any representation, warranty, covenant or

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

other agreement contained herein) if there shall have been a material failure to perform or comply with any of the covenants or agreements set forth in this Agreement on the part of the other party, which failure by its nature cannot be cured prior to the Pre-Closing Date or shall not have been cured within 30 business days after written notice by First Niagara Financial to FLBC (or by FLBC to First Niagara Financial) of such failure provided that if the breach is non-monetary but curable in nature and cannot be cured within 30 days, the time to cure shall be extended to such time as may be reasonable, not to exceed an additional thirty (30) days (60 days in the aggregate) (and not beyond June 30, 2003), conditioned upon the defaulting party promptly commencing to cure the default and thereafter continuing to cure;

            11.1.4. At the election of either First Niagara Financial or FLBC, if the Closing shall not have occurred by the Termination Date, or such later date as shall have been agreed to in writing by First Niagara Financial and FLBC; provided, that no party may terminate this Agreement pursuant to this
Section 11.1.4 if the failure of the Closing to have occurred on or before said date was due to such party's breach of any of its obligations under this Agreement;

            11.1.5. By either FLBC or First Niagara Financial if the stockholders of FLBC shall have voted at the FLBC stockholders meeting on the transactions contemplated by this Agreement and such vote shall not have been sufficient to approve such transactions;

            11.1.6. By either FLBC or First Niagara Financial if (i) final action has been taken by a Bank Regulator whose approval is required in connection with this Agreement and the transactions contemplated hereby, which final action (x) has become unappealable and (y) does not approve this Agreement or the transactions contemplated hereby, (ii) any Bank Regulator whose approval or nonobjection is required in connection with this Agreement and the transactions contemplated hereby has stated in writing that it will not issue the required approval or nonobjection, or (iii) any court of competent jurisdiction or other governmental authority shall have issued an order, decree, ruling or taken any other action restraining, enjoining or otherwise prohibiting the Merger or Conversion and such order, decree, ruling or other action shall have become final and nonappealable;

            11.1.7. By the Board of Directors of either party (provided, that the terminating party is not then in material breach of any representation, warranty, covenant or other agreement contained herein) in the event that any of the conditions precedent to the obligations of such party to consummate the Merger cannot be satisfied or fulfilled by the date specified in Section 11.1.4 of this Agreement.

            11.1.8. By the Board of Directors of First Niagara Financial or FLBC, provided that the terminating party is not then in material breach of any representation, warranty, covenant or other agreement contained herein, if by June 30, 2003, the Closing shall not have occurred, provided that no party may terminate this Agreement pursuant to this Section 11.1.8 if the failure of the Closing to have occurred on or before said date was due to such party's breach of any of its obligations under this Agreement.

            11.1.9. By the Board of Directors of First Niagara Financial if FLBC has received a Superior Proposal, and in accordance with Section 6.10 of this Agreement, the Board of Directors of FLBC has entered into an acquisition agreement with respect to the Superior

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

Proposal, terminated this Agreement, or withdraws its recommendation of this Agreement, fails to make such recommendation or modifies or qualifies its recommendation in a manner adverse to First Niagara Financial.

            11.1.10. By the Board of Directors of FLBC if FLBC has received a Superior Proposal, and in accordance with Section 6.10 of this Agreement, the Board of Directors of FLBC has made a determination to accept such Superior Proposal; provided that FLBC shall not terminate this Agreement pursuant to this
Section 11.1.10 and enter in a definitive agreement with respect to the Superior Proposal until the expiration of three (3) business days following First Niagara Financial receipt of written notice advising First Niagara Financial that FLBC has received a Superior Proposal, specifying the material terms and conditions of such Superior Proposal (and including a copy thereof with all accompanying documentation, if in writing) identifying the person making the Superior Proposal and stating whether FLBC intends to enter into a definitive agreement with respect to the Superior Proposal. After providing such notice, FLBC shall provide a reasonable opportunity to First Niagara Financial during the three-day period to make such adjustments in the terms and conditions of this Agreement as would enable FLBC to proceed with the Merger on such adjusted terms.

         It is the intention of the parties that following completion of the Pre-Closing, which completion will be acknowledged in writing by the parties at such time, neither party shall have the right to terminate this Agreement at any time thereafter. If, after the Pre-Closing Date, any party hereto shall attempt to terminate this Agreement or shall fail to take any action necessary to effect the consummation of the Merger (including, without limitation, First Niagara Financial's obligation to satisfy the condition set forth in Section 9.3.6), the other party shall be entitled to injunctive relief to enforce this Agreement, and the first party hereby agrees not to contest any judicial proceeding seeking the granting of such an injunction.

     11.2.  Effect of Termination.

            11.2.1. In the event of termination of this Agreement pursuant to any provision of Section 11.1, this Agreement shall forthwith become void and have no further force, except that (i) the provisions of Sections 11.2, 12.1, 12.2, 12.6, 12.9, 12.10, and any other Section which, by its terms, relates to post-termination rights or obligations, shall survive such termination of this Agreement and remain in full force and effect.

            11.2.2. If this Agreement is terminated, expenses and damages of the parties hereto shall be determined as follows:

                    (A) Except as provided below, whether or not the Merger is consummated, all costs and expenses incurred in connection with this Agreement and the transactions contemplated by this Agreement shall be paid by the party incurring such expenses.

                    (B) In the event of a termination of this Agreement because of a willful breach of any representation, warranty, covenant or agreement contained in this Agreement, the breaching party shall remain liable for any and all damages, costs and expenses, including all reasonable attorneys' fees, sustained or incurred by the non-breaching party as a result thereof or in connection therewith or with respect to the enforcement of its rights hereunder.

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

                    (C) As a condition of First Niagara Financial's willingness, and in order to induce First Niagara Financial to enter into this Agreement, and to reimburse First Niagara Financial for incurring the costs and expenses related to entering into this Agreement and consummating the transactions contemplated by this Agreement, FLBC and SBFL hereby agrees to pay First Niagara Financial or FNFG, and First Niagara Financial or FNFG shall be entitled to payment of a fee of $3,350,000 (the "Fee"), within three business days after written demand for payment is made by First Niagara Financial or FNFG, following the occurrence of any of the events set forth below:

            (i) FLBC terminates this Agreement pursuant to Section 11.1.10 or First Niagara Financial or First Niagara Financial or FNFG terminates this Agreement pursuant to Section 11.1.9; or

            (ii) The entering into a definitive agreement by FLBC relating to an Acquisition Proposal or the consummation of an Acquisition Proposal involving FLBC within nine months after the occurrence of any of the following: (i) the termination of the Agreement by First Niagara Financial pursuant to Section 11.1.2 or 11.1.3 because of a willful breach by FLBC or any FLBC Subsidiary; or (ii) the failure of the stockholders of FLBC to approve this Agreement after the occurrence of an Acquisition Proposal.

                    (D) If demand for payment of the Fee is made pursuant to
Section 11.2.2(C) and payment is timely made, then neither First Niagara Financial nor FNFG will have any other rights or claims against FLBC or SBFL, their Subsidiaries, and their respective officers and directors, under this Agreement, it being agreed that the acceptance of the Fee under Section 11.2.2(C) will constitute the sole and exclusive remedy of First Niagara Financial and FNFG against FLBC and SBFL, their Subsidiaries and their respective officers and directors.

     11.3.  Amendment, Extension and Waiver.

     Subject to applicable law, at any time prior to the Effective Time (whether before or after approval thereof by the stockholders of FLBC), the parties hereto by action of their respective Boards of Directors, may (a) amend this Agreement, (b) extend the time for the performance of any of the obligations or other acts of any other party hereto, (c) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto, or (d) waive compliance with any of the agreements or conditions contained herein; provided, however, that after any approval of this Agreement and the transactions contemplated hereby by the stockholders of FLBC, there may not be, without further approval of such stockholders, any amendment of this Agreement which reduces the amount, value or changes the form of consideration to be delivered to FLBC's stockholders pursuant to this Agreement. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto. Any agreement on the part of a party hereto to any extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party, but such waiver or failure to insist on strict compliance with such obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

                                  ARTICLE XII
                                  MISCELLANEOUS

     12.1.  Confidentiality.

     Except as specifically set forth herein, First Niagara Financial and FLBC mutually agree to be bound by the terms of the confidentiality agreements dated June 24, 2002 (the "Confidentiality Agreement") previously executed by the parties hereto, which Confidentiality Agreement is hereby incorporated herein by reference. The parties hereto agree that such Confidentiality Agreements shall continue in accordance with their respective terms, notwithstanding the termination of this Agreement.

     12.2.  Public Announcements.

     FLBC and First Niagara Financial shall cooperate with each other in the development and distribution of all news releases and other public information disclosures with respect to this Agreement, except as may be otherwise required by law, and neither FLBC nor First Niagara Financial shall issue any joint news releases with respect to this Agreement unless such news releases have been mutually agreed upon by the parties hereto, except as required by law.

     12.3.  Survival.

     All representations, warranties and covenants in this Agreement or in any instrument delivered pursuant hereto or thereto shall expire on and be terminated and extinguished at the Effective Time, other than those covenants set forth in Sections 2.5, 7.8.2, 7.8.3, 7.8.4, 7.9 and 7.10, which shall survive or be performed after the Effective Time.

     12.4.  Notices.

     All notices or other communications hereunder shall be in writing and shall be deemed given if delivered by receipted hand delivery or mailed by prepaid registered or certified mail (return receipt requested) or by recognized overnight courier addressed as follows:

     If to FLBC or SBFL, to:       G. Thomas Bowers
                                   Chairman of the Board, President and Chief
                                   Executive Officer
                                   Savings Bank of the Finger Lakes, FSB
                                   470 Exchange Street
                                   Geneva, New York 14456
                                   Fax: (315) 789-8747

     With required copies to:      Raymond J. Gustini, Esquire
                                   Nixon Peabody LLP
                                   401 9th Street, N.W., Suite 900
                                   Washington, D.C. 20004-2128
                                   Fax: (202) 585-8080

    If to First Niagara Financial, FNFG or  William E. Swan
    First Niagara Bank, to:                 Chairman of the Board, President
                                            and Chief Executive Officer
                                            First Niagara Financial Group, Inc.
                                            6950 South Transit Road
                                            P.O. Box 514
                                            Lockport, New York  14095-0514
                                            Fax: (716) 625-8673

    With required copies to:                John J. Gorman, Esq.
                                            Luse Gorman Pomerenk & Schick, P.C.
                                            5335 Wisconsin Avenue, N.W.,
                                            Suite 400
                                            Washington, D.C. 20015
                                            Fax: (202) 362-2902

or such other address as shall be furnished in writing by any party, and any such notice or communication shall be deemed to have been given: (a) as of the date delivered by hand; (b) three (3) business days after being delivered to the U.S. mail, postage prepaid; or (c) one (1) business day after being delivered to the overnight courier.

     12.5.  Parties in Interest.

     This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and assigns; provided, however, that neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any party hereto without the prior written consent of the other party, and that (except as provided in Section 7.9 of this Agreement) nothing in this Agreement is intended to confer upon any other person any rights or remedies under or by reason of this Agreement.

     12.6.  Complete Agreement.

     This Agreement, including the Exhibits and Disclosure Schedules hereto and the documents and other writings referred to herein or therein or delivered pursuant hereto, and the Confidentiality Agreement, referred to in Section 12.1, contains the entire agreement and understanding of the parties with respect to its subject matter. There are no restrictions, agreements, promises, warranties, covenants or undertakings between the parties other than those expressly set forth herein or therein. This Agreement supersedes all prior agreements and understandings (other than the Confidentiality Agreements referred to in Section
12.1 hereof) between the parties, both written and oral, with respect to its subject matter.

     12.7.  Counterparts.

     This Agreement may be executed in one or more counterparts all of which shall be considered one and the same agreement and each of which shall be deemed an original.

     12.8.  Severability.

     In the event that any one or more provisions of this Agreement shall for any reason be held invalid, illegal or unenforceable in any respect, by any court of competent jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provisions of this Agreement and the parties shall use their reasonable efforts to substitute a valid, legal and enforceable provision which, insofar as practical, implements the purposes and intents of this Agreement.

     12.9.  Governing Law.

     This Agreement shall be governed by the laws of Delaware, without giving effect to its principles of conflicts of laws.

     12.10. Interpretation.

     When a reference is made in this Agreement to Sections or Exhibits, such reference shall be to a Section of or Exhibit to this Agreement unless otherwise indicated. The recitals hereto constitute an integral part of this Agreement. References to Sections include subsections, which are part of the related Section (e.g., a section numbered "Section 5.5.1" would be part of "Section 5.5" and references to "Section 5.5" would also refer to material contained in the subsection described as "Section 5.5.1"). The table of contents, index and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words "include", "includes" or "including" are used in this Agreement, they shall be deemed to be followed by the words "without limitation". The phrases "the date of this Agreement", "the date hereof" and terms of similar import, unless the context otherwise requires, shall be deemed to refer to the date set forth in the Recitals to this Agreement.

     12.11. Specific Performance.

     The parties hereto agree that irreparable damage would occur in the event that the provisions contained in this Agreement were not performed in accordance with its specific terms or was otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions thereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity.

     IN WITNESS WHEREOF, the Mutual Company, First Niagara Financial, FNFG, First Niagara Bank, FLBC and SBFL have caused this Agreement to be executed under seal by their duly authorized officers as of the date first set forth above.

                                    First Niagara Financial Group, MHC


Dated:   July 21, 2002              By:      /s/ William E. Swan
                                       -----------------------------------
                                       Name:  William E. Swan
                                       Title: Chairman, President
                                              and Chief Executive Officer


                                    First Niagara Financial Group, Inc.


Dated:   July 21, 2002              By:      /s/ William E. Swan
                                       -----------------------------------
                                       Name:  William E. Swan
                                       Title: Chairman, President
                                              and Chief Executive Officer


                                    First Niagara Bank


Dated:   July 21, 2002              By:      /s/ William E. Swan
                                       -----------------------------------
                                       Name:  William E. Swan
                                       Title: Chairman, President
                                              and Chief Executive Officer


                                    Finger Lakes Bancorp, Inc.


Dated:   July 21, 2002              By:      /s/ G. Thomas Bowers
                                       -----------------------------------
                                       Name:  G. Thomas Bowers
                                       Title: Chairman, President
                                              and Chief Executive Officer


                                    Savings Bank of the Finger Lakes, FSB


Dated:   July 21, 2002              By:      /s/ G. Thomas Bowers
                                       -----------------------------------
                                       Name:  G. Thomas Bowers
                                       Title: Chairman, President
                                              and Chief Executive Officer

                                                                      Appendix B

September --, 2002

Board of Directors
Finger Lakes Bancorp, Inc.
470 Exchange Street
Geneva, NY  14456

Directors:

         You have requested our opinion as to the fairness, from a financial point of view, of the merger consideration being paid to the holders of the outstanding shares of common stock, par value $0.01 per share (the "Finger Lakes Bancorp Shares"), of Finger Lakes Bancorp, Inc. ("Finger Lakes Bancorp") pursuant to the Agreement and Plan of Reorganization, dated as of July 21, 2002 (the "Merger Agreement"), between First Niagara Financial Group, Inc. and its affiliated companies ("First Niagara"), and Finger Lakes Bancorp, Inc. and its wholly owned subsidiary, Savings Bank of the Finger Lakes, FSB.

         Pursuant to the Merger Agreement, Finger Lakes Bancorp will merge with and into First Niagara (the "Merger") and each Finger Lakes Bancorp Share issued and outstanding immediately prior to the Merger Effective Date (subject to certain exceptions) shall be cancelled and extinguished and converted into the right to receive, at the election of each holder of Finger Lakes Bancorp Shares, $20.00 in the form of cash or shares of First Niagara common stock issued as part of or immediately following completion of its conversion and stock offering (at a value of $10.00 per share, subject to adjustment such that the aggregate is 50% cash and 50% stock (the "Merger Consideration"). It is our understanding that the Merger will be accounted for using the purchase method under generally accepted accounting principles.

         The investment banking business of Endicott Financial Advisors, L.L.C. ("Endicott") includes the valuation of financial institutions and their securities in connection with mergers and acquisitions and other corporate transactions.

         In connection with this opinion, we have reviewed and considered, among other things: (a) the Merger Agreement; (b) audited consolidated statements and analysis of the financial condition and results of operations for the three fiscal years ended December 31, 2001, together with the notes thereto, for Finger Lakes Bancorp (and its predecessor company) and First Niagara; (c) unaudited consolidated statements and management's discussion and analysis of the financial condition and results of operations for the quarters ending June 30 and March 31, 2002, for Finger Lakes Bancorp and First Niagara; (d) financial analyses and forecasts for Finger Lakes Bancorp and for First Niagara prepared by their respective management; (e) certain other publicly available business and financial information relating to Finger Lakes Bancorp and to First Niagara;
(f) the views of senior management of Finger Lakes Bancorp and First Niagara of their respective past and current business operations, results thereof, financial condition and future prospects; (g) certain reported price and trading activity for the common stock of First Niagara, including a comparison of certain financial and stock market information with similar information for certain other companies the securities of which are publicly traded including the performance of the shares of selected mutual-to-stock conversions; (h) the financial terms of recent business combinations in the banking industry; (i) the pro forma impact of the transaction on First Niagara, including pro forma

Finger Lakes Bancorp, Inc.
September --, 2002
Page -- 2

information which reflected results using projected cost savings anticipated by First Niagara; (j) the current market environment generally and the banking environment in particular; and (j) such other information, financial studies, analyses and investigations and financial, economic and market criteria as we considered relevant.

         In performing our review, we have assumed and relied upon, without independent verification, the accuracy and completeness of all of the financial information, analyses and other information reviewed by and discussed with us, and we have not assumed any responsibility to independently verify such information. We have not made any independent evaluation or appraisal of the specific assets, the collateral securing assets or the liabilities of Finger Lakes Bancorp or First Niagara or any of their subsidiaries, or the collectibility of any such assets (relying, where relevant on the analyses and estimates of Finger Lakes Bancorp and First Niagara), nor have we been furnished with any such appraisals. With respect to the financial forecast and cost savings information reviewed with Finger Lakes Bancorp and First Niagara management, we have assumed that they reflect the best currently available estimates and good faith judgments of the senior management of Finger Lakes Bancorp and First Niagara as to the future performance of Finger Lakes Bancorp and First Niagara. We have also assumed that there has been no material change in Finger Lakes Bancorp's or First Niagara's assets, financial condition, results of operations, business or prospects since the date of the last financial statements made available to us. We have also assumed without independent verification that the aggregate consolidated allowance for loan losses for Finger Lakes Bancorp and First Niagara will be adequate to cover such losses. We have also assumed that obtaining all regulatory and other approvals and third-party consents required for consummation of the merger will not have an adverse impact on First Niagara or on the anticipated benefits of the Merger. We have further assumed that the conditions precedent in the Merger Agreement are not waived.

         Our opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. Events occurring after the date hereof could materially affect the assumptions used in preparing this opinion. We have not undertaken to reaffirm or revise this opinion or otherwise comment upon any events occurring after the date hereof. This opinion does not constitute a recommendation to any shareholder of Finger Lakes Bancorp as to how any such shareholder should vote on the Merger.

         We have acted as Finger Lakes Bancorp's financial advisor in connection with the Merger and will receive a fee for our services, a significant portion of which is contingent upon consummation of the Merger. We will also receive a fee for rendering this opinion. In the normal course of business, affiliates of Endicott have invested for their own account in shares of Finger Lakes Bancorp.

         It is understood that this opinion is for the information of the Board of Directors of Finger Lakes Bancorp and, except for inclusion in its entirety in a proxy statement required to be circulated to shareholders in connection with the Merger, may not be quoted, referred to or reproduced at any time or in any manner, without Endicott's written consent.

Endicott Financial Advisors, L.L.C.    B-2

Finger Lakes Bancorp, Inc.
September --, 2002
Page -- 3

         Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Merger Consideration is fair from a financial point of view to the holders of Finger Lakes Bancorp Shares.

                                            Very Truly Yours,


                                            ENDICOTT FINANCIAL ADVISORS, L.L.C.

Endicott Financial Advisors, L.L.C.   B-3

                                                                      Appendix C


                        DELAWARE GENERAL CORPORATION LAW
                                   SECTION 262

         262 APPRAISAL RIGHTS -- (a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to Section 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder's shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word "stockholder" means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation; the words "stock" and "share" mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation; and the words "depository receipt" mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

         (b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to Section 251 (other than a merger effected pursuant to Section 251 (g) of this title), Section 252, Section 254, Section 257, Section 258, Section 263 or Section 264 of this title:

                (1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in subsection (f) of
Section 251 of this title.

                (2) Notwithstanding paragraph (l) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to Sections 251, 252, 254, 257, 258, 263 and 264 of this title to accept for such stock anything except:

          a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

          b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or held of record by more than 2,000 holders;

          c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or

          d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of this paragraph.

          (3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under Section 253 of this title is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

     (c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and
(e) of this section, shall apply as nearly as is practicable.

     (d) Appraisal rights shall be perfected as follows:

          (1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for such meeting with respect to shares for which appraisal rights are available pursuant to subsections (b) or (c) hereof that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section. Each stockholder electing to demand the appraisal of such stockholder's shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder's shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

          (2) If the merger or consolidation was approved pursuant to Section 228 or Section 253 of this title, then, either a constituent corporation, before the effective date of the merger or consolidation, , or the surviving or resulting corporation within ten days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section. Such notice, may, and if given on or after the effective date of the merger or consolidation, shall also notify such stockholder of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights, may within 20 days after the date of mailing such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder's shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder's shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

     (e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) hereof and who is otherwise entitled to appraisal rights, may file a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder shall have the right to withdraw such stockholder's demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder's written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) hereof, whichever is later.

     (f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also by given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

     (g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

     (h) After determining the stockholders entitled to an appraisal, the Court shall appraise the shares, determining their fair value exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. In determining the fair rate of interest, the Court may consider all relevant factors, including the rate of interest which the surviving or resulting corporation would have had to pay to borrow money during the pendency of the proceeding. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, permit discovery or other pretrial proceedings and may proceed to trial upon the appraisal prior to the final determination of the stockholder entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder's certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

         (i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Interest may be simple or compound, as the Court may direct. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court's decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

         (j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney's fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

         (k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder's demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just.

         (l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

         Item 20. Indemnification of Directors and Officers

         Article TENTH of each of the Certificates of Incorporation of First Niagara Financial Group, Inc. and New First Niagara Financial Group, Inc. (collectively, the "Corporation") sets forth circumstances under which directors, officers, employees and agents of the Corporation may be insured or indemnified against liability which they incur in their capacities as such:

         TENTH:

         A. Each person who was or is made a party or is threatened to be made a party to or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (hereinafter a "proceeding"), by reason of the fact that he or she is or was a Director or an Officer of the Corporation or is or was serving at the request of the Corporation as a Director, Officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to an employee benefit plan (hereinafter an "indemnitee"), whether the basis of such proceeding is alleged action in an official capacity as a Director, Officer, employee or agent or in any other capacity while serving as a Director, Officer, employee or agent, shall be indemnified and held harmless by the Corporation to the fullest extent authorized by the Delaware General Corporation Law, as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Corporation to provide broader indemnification rights than such law permitted the Corporation to provide prior to such amendment), against all expense, liability and loss (including attorneys' fees, judgments, fines, ERISA excise taxes or penalties and amounts paid in settlement) reasonably incurred or suffered by such indemnitee in connection therewith; provided, however, that, except as provided in Section C hereof with respect to proceedings to enforce rights to indemnification, the Corporation shall indemnify any such indemnitee in connection with a proceeding (or part thereof) initiated by such indemnitee only if such proceeding (or part thereof) was authorized by the Board of Directors of the Corporation.

         B. The right to indemnification conferred in Section A of this Article TENTH shall include the right to be paid by the Corporation the expenses incurred in defending any such proceeding in advance of its final disposition (hereinafter an "advancement of expenses"); provided, however, that, if the Delaware General Corporation Law requires, an advancement of expenses incurred by an indemnitee in his or her capacity as a Director of Officer (and not in any other capacity in which service was or is rendered by such indemnitee, including, without limitation, service to an employee benefit plan) shall be made only upon delivery to the Corporation of an undertaking (hereinafter an "undertaking"), by or on behalf of such indemnitee, to repay all amounts so advanced if it shall ultimately be determined by final judicial decision from which there is no further right to appeal (hereinafter a "final adjudication") that such indemnitee is not entitled to be indemnified for such expenses under this Section or otherwise. The rights to indemnification and to the advancement of expenses conferred in Sections A and B of this Article TENTH shall be contract rights and such rights shall continue as to an indemnitee who has ceased to be a Director, Officer, employee or agent and shall inure to the benefit of the indemnitee's heirs, executors and administrators.

         C. If a claim under Section A or B of this Article TENTH is not paid in full by the Corporation within sixty days after a written claim has been received by the Corporation, except in the case of a claim for an advancement of expenses, in which case the applicable period shall be twenty days, the indemnitee may at any time thereafter bring suit against the Corporation to recover the unpaid amount of the claim. If successful in whole or in part in any such suit, or in a suit brought by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the indemnitee shall be entitled to be paid also the expense of prosecuting or defending such suit. In
(i) any suit brought by the indemnitee to enforce a right to indemnification hereunder (but not in a suit brought by the indemnitee to enforce a right to an advancement of expenses) it shall be a defense that, and (ii) in any suit by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking the Corporation shall be entitled to recover such expenses upon a final adjudication that, the indemnitee has not met any applicable standard for indemnification set forth in the Delaware General Corporation Law. Neither the failure of the Corporation (including its Board of Directors, independent legal counsel, or its stockholders) to have made a determination prior to the commencement of such suit that indemnification of the indemnitee is proper in the circumstances because the indemnitee has met the applicable standard of conduct set forth in the Delaware General Corporation Law, nor an actual determination by the Corporation (including its Board of Directors, independent legal counsel, or its stockholders) that the indemnitee has not met such applicable standard of conduct, shall create a presumption that the indemnitee has not met the applicable standard of conduct or, in the case of such a suit brought by the indemnitee, be a defense to such suit. In any suit brought by the indemnitee to enforce a right to indemnification or to an advancement of expenses hereunder, or by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the burden of proving that the indemnitee is not entitled to be indemnified, or to such advancement of expenses, under this Article TENTH or otherwise shall be on the Corporation.

         D. The rights to indemnification and to the advancement of expenses conferred in this Article TENTH shall not be exclusive of any other right which any person may have or hereafter acquire under any statute, the Corporation's Certificate of Incorporation, Bylaws, agreement, vote of stockholders or disinterested Directors or otherwise.

         E. The Corporation may maintain insurance, at its expense, to protect itself and any Director, Officer, employee or agent of the Corporation or another corporation, partnership, joint venture, trust or other enterprise against any expense, liability or loss, whether or not the Corporation would have the power to indemnify such person against such expense, liability or loss under the Delaware General Corporation Law.

         F. The Corporation may, to the extent authorized from time to time by the Board of Directors, grant rights to indemnification and to the advancement of expenses to any employee or agent of the Corporation to the fullest extent of the provisions of this Article TENTH with respect to the indemnification and advancement of expenses of Directors and Officers of the Corporation.

Item 21. Exhibits and Financial Statement Schedules

         The exhibits and financial statements filed as part of this Registration Statement are as follows:

         (a) Exhibits

2.1 Agreement and Plan of Reorganization by and between First Niagara Financial Group, MHC, First Niagara Financial Group, Inc., New First Niagara Financial Group, Inc., First Niagara Bank and Finger Lakes Bancorp, Inc. and Savings Bank of the Finger Lakes, FSB (Incorporated by Reference to Exhibit 99.1 to the Current Report on Form 8-K of First Niagara Financial Group, Inc. filed with the Commission on July 25, 2002 (File No. 0-23975)).

2.2 Plan of Conversion and Reorganization of First Niagara Financial Group, MHC (Incorporated by Reference to Exhibit 2.1 to the Registration Statement on Form S-1 of First Niagara Financial Group and New First Niagara Financial Group, Inc. filed with the Commission on September 18, 2002).

3.1 Certificate of Incorporation of First Niagara Financial Group, Inc. (Incorporated by reference to Exhibit 3.1 to the Registration Statement on Form S-1 of First Niagara Financial Group, Inc. (formerly Niagara Bancorp, Inc.) filed with the Commission on December 22, 1997).

3.2 Bylaws of First Niagara Financial Group, Inc. (Incorporated by reference to Exhibit 3.2 to the Registration Statement on Form S-1 of First Niagara Financial Group, Inc. (formerly Niagara Bancorp, Inc.) filed with the Commission on December 22, 1997).

3.3 Certificate of Incorporation of New First Niagara Financial Group, Inc. (Incorporated by reference to Exhibit 3.3 to the Registration Statement on Form S-1 of First Niagara Financial Group, Inc. and New First Niagara Financial Group, Inc. filed with the Commission on September 18, 2002).

3.4 Bylaws of New First Niagara Financial Group, Inc. (Incorporated by reference to Exhibit 3.4 to the Registration Statement on Form S-1 of First Niagara Financial Group, Inc. and New First Niagara Financial Group, Inc. filed with the Commission on September 18, 2002).

3.5 Certificate of Incorporation of Finger Lakes Bancorp, Inc. (Incorporated by reference to Exhibit 3.1 to the Registration Statement on Form S-1 filed with the Commission on March 28, 2000).

3.6      Bylaws of Finger Lakes Bancorp, Inc. (Incorporated by reference to
         Exhibit 3.1 to the Registration Statement on Form S-1 filed with the Commission on March 28, 2000).

4.1 Form of Common Stock Certificate of First Niagara Financial Group, Inc. (Incorporated by reference to Exhibit 4 to the Registration Statement on Form S-1 of First Niagara Financial Group, Inc. (formerly Niagara Bancorp, Inc.) filed with the Commission on December 22, 1997).

4.2 Form of Common Stock Certificate of New First Niagara Financial Group, Inc. (Incorporated by reference to Exhibit 4.2 to the Registration Statement on Form S-1 of First Niagara Financial Group, Inc. and New First Niagara Financial Group, Inc. filed with the Commission on September 18, 2002).

5.1 Opinion of Luse Gorman Pomerenk & Schick, a Professional Corporation as to the legality of the securities being issued.

8.1 Form of Federal Tax Opinion of Luse Gorman Pomerenk & Schick, a Professional Corporation.

10.1 Form of Employment Agreement with Named Executive Officers (Incorporated by Reference to Exhibit 10.1 to the Registration Statement on Form S-1 of First Niagara Financial Group, Inc (formerly Niagara Bancorp, Inc.) filed with the Commission on December 22, 1997).

10.2 First Niagara Bank Deferred Compensation Plan (Incorporated by Reference to Exhibit 10.2 to the Registration Statement on Form S-1 of First Niagara Financial Group, Inc (formerly Niagara Bancorp, Inc.) filed with the Commission on December 22, 1997).

10.3     Employee Stock Ownership Plan (Incorporated by Reference to Exhibit
         10.3 to the Registration Statement on Form S-1 of First Niagara Financial Group, Inc (formerly Niagara Bancorp, Inc.) filed with the Commission on December 22, 1997).

10.4 First Niagara Financial Group, Inc. 1999 Stock Option Plan (Incorporated by Reference to Registrant's Proxy Statement for the 1999 Annual Meeting of Stockholder filed with the Commission on March 31,1999).

10.5 First Niagara Financial Group, Inc. 1999 Recognition and Retention Plan (Incorporated by Reference to Registrant's Proxy Statement for the 1999 Annual Meeting of Stockholder filed with the Commission on March 31,
         1999).

10.6 First Niagara Financial Group, Inc. 2002 Long-Term Incentive Stock Benefit Plan (Incorporated by Reference to Registrant's Proxy Statement for the 2002 Annual Meeting of Stockholder filed with the Commission on March 27, 2002).

21 Subsidiaries of First Niagara Financial Group, Inc. (Incorporated by Reference to Exhibit 21 to the Registration Statement on Form S-1 of First Niagara Financial Group and New First Niagara Financial Group, Inc. filed with the Commission on September 18, 2002).

23.1     Consent of KPMG LLP.

23.2     Consent of KPMG LLP.

23.3     Consent of Endicott Financial Services LLC.


23.4 Consent of Luse Gorman Pomerenk & Schick, a Professional Corporation (set forth in Exhibit 5.1).

24 Power of attorney (set forth on the signature pages to this Registration Statement).

--------------------------
*        To be filed supplementally or by amendment.
** Text to be filed supplementally or by amendment; Tabular information filed in paper format only.


Item 22. Undertakings

         (a)   The undersigned registrant hereby undertakes:

         (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement; (i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933; (ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or most recent post-effective amendment thereof) which individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

         (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be a bona fide offering thereof.

         (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

         (b)(1) The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.

         (2) The registrant undertakes that every prospectus (i) that is filed pursuant to paragraph (1) immediately preceding, or (ii) that purports to meet the requirements of section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for the purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (c) The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11 or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

         (d) The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of, and included in the registration statement when it became effective.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Lockport, New York, on September 23, 2002

                                        FIRST NIAGARA FINANCIAL GROUP, INC.


                                    By: /s/ William E. Swan
                                        -----------------------------
                                        William E. Swan
                                        Chairman, President and Chief Executive
                                        Officer

                                POWER OF ATTORNEY

         We, the undersigned directors and officers of First Niagara Financial Group, Inc. (the "Company") severally constitute and appoint William E. Swan with full power of substitution, our true and lawful attorney and agent, to do any and all things and acts in our names in the capacities indicated below which said William E. Swan may deem necessary or advisable to enable the Company to comply with the Securities Act of 1933, and any rules, regulations and requirements of the Securities and Exchange Commission, in connection with the registration statement on Form S-4 relating to the offering of the Company common stock, including specifically, but not limited to, power and authority to sign for us or any of us in our names in the capacities indicated below the registration statement and any and all amendments (including post-effective amendments) thereto; and we hereby ratify and confirm all that said William E. Swan shall do or cause to be done by virtue hereof.

         Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

          Signatures                                Title                             Date
          ----------                                -----                             ----
/s/ William E. Swan                      Chairman, President and Chief            September 23, 2002
--------------------------------         Executive Officer (Principal
William E. Swan                          Executive Officer)

/s/ Paul J. Kolkmeyer                    Executive Vice President, Chief          September 23, 2002
--------------------------------         Operating Officer and Chief
Paul J. Kolkmeyer                        Financial Officer (Principal
                                         Financial and Accounting Officer)

/s/ Gordon P. Assad                      Director                                 September 23, 2002
--------------------------------
Gordon P. Assad


/s/ John J. Bisgrove, Jr.                Director                                 September 23, 2002
--------------------------------
John J. Bisgrove, Jr.


/s/ James W. Currie                      Director                                 September 23, 2002
--------------------------------
James W. Currie

/s/ Daniel W. Judge                    Director              September 23, 2002
-------------------------------
Daniel W. Judge


/s/ Harvey D. Kaufman                  Director              September 23, 2002
-------------------------------
Harvey D. Kaufman


/s/ B. Thomas Mancuso                  Director              September 23, 2002
-------------------------------
B. Thomas Mancuso


/s/ James Miklinski                    Director              September 23, 2002
-------------------------------
James Miklinski


/s/ Sharon D. Randaccio                Director              September 23, 2002
-------------------------------
Sharon D. Randaccio


/s/ Robert G. Weber                    Director              September 23, 2002
-------------------------------
Robert G. Weber


/s/ Louise Woerner                     Director              September 23, 2002
-------------------------------
Louise Woerner


/s/ David M. Zebro                     Director              September 23, 2002
-------------------------------
David M. Zebro

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Lockport, New York, on September 23, 2002

                                        NEW FIRST NIAGARA FINANCIAL GROUP, INC.


                                    By: /s/ William E. Swan
                                        -----------------------------
                                        William E. Swan
                                        Chairman, President and Chief Executive
                                        Officer

                                POWER OF ATTORNEY

         We, the undersigned directors and officers of New First Niagara Financial Group, Inc. (the "Company") severally constitute and appoint William
E. Swan with full power of substitution, our true and lawful attorney and agent, to do any and all things and acts in our names in the capacities indicated below which said William E. Swan may deem necessary or advisable to enable the Company to comply with the Securities Act of 1933, and any rules, regulations and requirements of the Securities and Exchange Commission, in connection with the registration statement on Form S-4 relating to the offering of the Company common stock, including specifically, but not limited to, power and authority to sign for us or any of us in our names in the capacities indicated below the registration statement and any and all amendments (including post-effective amendments) thereto; and we hereby ratify and confirm all that said William E. Swan shall do or cause to be done by virtue hereof.

         Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

           Signatures                               Title                            Date
           ----------                               -----                            ----
/s/ William E. Swan                    Chairman, President and Chief            September 23, 2002
--------------------------------       Executive Officer (Principal
William E. Swan                        Executive Officer)

/s/ Paul J. Kolkmeyer                  Executive Vice President, Chief          September 23, 2002
--------------------------------       Operating Officer and Chief
Paul J. Kolkmeyer                      Financial Officer (Principal
                                       Financial and Accounting Officer)

/s/ Gordon P. Assad                    Director                                 September 23, 2002
--------------------------------
Gordon P. Assad


/s/ John J. Bisgrove, Jr.              Director                                 September 23, 2002
--------------------------------
John J. Bisgrove, Jr.


/s/ James W. Currie                    Director                                 September 23, 2002
--------------------------------
James W. Currie

/s/ Daniel W. Judge                     Director              September 23, 2002
-------------------------------
Daniel W. Judge


/s/ Harvey D. Kaufman                   Director              September 23, 2002
-------------------------------
Harvey D. Kaufman


/s/ B. Thomas Mancuso                   Director              September 23, 2002
-------------------------------
B. Thomas Mancuso


/s/ James Miklinski                     Director              September 23, 2002
-------------------------------
James Miklinski


/s/ Sharon D. Randaccio                 Director              September 23, 2002
-------------------------------
Sharon D. Randaccio


/s/ Robert G. Weber                     Director              September 23, 2002
-------------------------------
Robert G. Weber


/s/ Louise Woerner                      Director              September 23, 2002
-------------------------------
Louise Woerner


/s/ David M. Zebro                      Director              September 23, 2002
-------------------------------
David M. Zebro

   As filed with the Securities and Exchange Commission on September 23, 2002
                                                           Registration No. 333-

================================================================================




                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549





                             ----------------------

                                    EXHIBITS
                                     TO THE
                             REGISTRATION STATEMENT
                                       ON
                                    FORM S-4


                             ----------------------




                       FIRST NIAGARA FINANCIAL GROUP, INC.
                     NEW FIRST NIAGARA FINANCIAL GROUP, INC.
                               Lockport, New York

                                  EXHIBIT INDEX

2.1 Agreement and Plan of Reorganization by and between First Niagara Financial Group, MHC, First Niagara Financial Group, Inc., New First Niagara Financial Group, Inc., First Niagara Bank and Finger Lakes Bancorp, Inc. and Savings Bank of the Finger Lakes, FSB (Incorporated by Reference to Exhibit 99.1 to the Current Report on Form 8-K of First Niagara Financial Group, Inc. filed with the Commission on July 25, 2002 (File No. 0-23975)).

2.2 Plan of Conversion and Reorganization of First Niagara Financial Group, MHC (Incorporated by Reference to Exhibit 2.1 to the Registration Statement on Form S-1 of First Niagara Financial Group and New First Niagara Financial Group, Inc. filed with the Commission on September 18, 2002).

3.1 Certificate of Incorporation of First Niagara Financial Group, Inc. (Incorporated by reference to Exhibit 3.1 to the Registration Statement on Form S-1 of First Niagara Financial Group, Inc. (formerly Niagara Bancorp, Inc.) filed with the Commission on December 22, 1997).

3.2 Bylaws of First Niagara Financial Group, Inc. (Incorporated by reference to Exhibit 3.2 to the Registration Statement on Form S-1 of First Niagara Financial Group, Inc. (formerly Niagara Bancorp, Inc.) filed with the Commission on December 22, 1997).

3.3 Certificate of Incorporation of New First Niagara Financial Group, Inc. (Incorporated by reference to Exhibit 3.3 to the Registration Statement on Form S-1 of First Niagara Financial Group, Inc. and New First Niagara Financial Group, Inc. filed with the Commission on September 18, 2002).

3.4 Bylaws of New First Niagara Financial Group, Inc. (Incorporated by reference to Exhibit 3.4 to the Registration Statement on Form S-1 of First Niagara Financial Group, Inc. and New First Niagara Financial Group, Inc. filed with the Commission on September 18, 2002).

3.5 Certificate of Incorporation of Finger Lakes Bancorp, Inc. (Incorporated by reference to Exhibit 3.1 to the Registration Statement on Form S-1 filed with the Commission on March 28, 2000).

3.6      Bylaws of Finger Lakes Bancorp, Inc. (Incorporated by reference to
         Exhibit 3.1 to the Registration Statement on Form S-1 filed with the Commission on March 28, 2000).

4.1 Form of Common Stock Certificate of First Niagara Financial Group, Inc. (Incorporated by reference to Exhibit 4 to the Registration Statement on Form S-1 of First Niagara Financial Group, Inc. (formerly Niagara Bancorp, Inc.) filed with the Commission on December 22, 1997).

4.2 Form of Common Stock Certificate of New First Niagara Financial Group, Inc. (Incorporated by reference to Exhibit 4.2 to the Registration Statement on Form S-1 of First Niagara Financial Group, Inc. and New First Niagara Financial Group, Inc. filed with the Commission on September 18, 2002).

5.1 Opinion of Luse Gorman Pomerenk & Schick, a Professional Corporation as to the legality of the securities being issued.

8.1 Form of Federal Tax Opinion of Luse Gorman Pomerenk & Schick, a Professional Corporation.

10.1 Form of Employment Agreement with Named Executive Officers (Incorporated by Reference to Exhibit 10.1 to the Registration Statement on Form S-1 of First Niagara Financial Group, Inc (formerly Niagara Bancorp, Inc.) filed with the Commission on December 22, 1997).

10.2 First Niagara Bank Deferred Compensation Plan (Incorporated by Reference to Exhibit 10.2 to the Registration Statement on Form S-1 of First Niagara Financial Group, Inc (formerly Niagara Bancorp, Inc.) filed with the Commission on December 22, 1997).

10.3     Employee Stock Ownership Plan (Incorporated by Reference to Exhibit
         10.3 to the Registration Statement on Form S-1 of First Niagara Financial Group, Inc (formerly Niagara Bancorp, Inc.) filed with the Commission on December 22, 1997).

10.4 First Niagara Financial Group, Inc. 1999 Stock Option Plan (Incorporated by Reference to Registrant's Proxy Statement for the 1999 Annual Meeting of Stockholder filed with the Commission on March
         31, 1999).

10.5 First Niagara Financial Group, Inc. 1999 Recognition and Retention Plan (Incorporated by Reference to Registrant's Proxy Statement for the 1999 Annual Meeting of Stockholder filed with the Commission on March 31,
         1999).

10.6 First Niagara Financial Group, Inc. 2002 Long-Term Incentive Stock Benefit Plan (Incorporated by Reference to Registrant's Proxy Statement for the 2002 Annual Meeting of Stockholder filed with the Commission on March 27, 2002).

21 Subsidiaries of First Niagara Financial Group, Inc. (Incorporated by Reference to Exhibit 21 to the Registration Statement on Form S-1 of First Niagara Financial Group and New First Niagara Financial Group, Inc. filed with the Commission on September 18, 2002).

23.1     Consent of KPMG LLP.

23.2     Consent of KPMG LLP.

23.3     Consent of Endicott Financial Services LLC.

23.4 Consent of Luse Gorman Pomerenk & Schick, a Professional Corporation (set forth in Exhibit 5.1).

24 Power of attorney (set forth on the signature pages to this Registration Statement).

--------------------------
*        To be filed supplementally or by amendment.
** Text to be filed supplementally or by amendment; Tabular information filed in paper format only.